

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934


04028517

For the month of May, 2004

Commission File Number: 001-12518

Banco Santander Central Hispano, S.A.
(Translation of registrant's name into English)

Plaza de Canalejas, 1
28014 Madrid, Spain
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F __X__ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes __X__ No ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No __X__

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Banco Santander Central Hispano, S.A.

TABLE OF CONTENTS

Item

ITEM 1

Key Group figures

Balance Sheet and Income Statement

Million euros	2003	[illegible]	Var (%)	[illegible]
Total managed funds	460,693.5	[illegible]	10.33	[illegible]
Net loans	172,504.0	[illegible]	5.85	[illegible]
Total customer funds	323,900.8	[illegible]	6.23	[illegible]
Net operating income	5,720.7	[illegible]	2.78	[illegible]
Net attributable income (Cash basis*)	3,133.3	[illegible]	7.94	[illegible]
Net attributable income	2,610.8	[illegible]	16.18	[illegible]

Ratios

	2003	[illegible]	[illegible]
Efficiency**	49.34	[illegible]	[illegible]
ROA	0.95	[illegible]	[illegible]
ROE	14.48	[illegible]	[illegible]
ROE (cash-basis*)	17.37	[illegible]	[illegible]
BIS Ratio	12.41	[illegible]	[illegible]
Core Capital	6.14	[illegible]	[illegible]
Non-performing loans (NPLs)	1.55	[illegible]	[illegible]
NPL coverage	165.19	[illegible]	[illegible]

The share and capitalization

	2003	[illegible]	Var (%)	[illegible]
Number of shares (millions)	4,768	[illegible]		[illegible]
Share price (euros)	9.39	[illegible]	43.6	[illegible]
Market capitalization	44,775.3	[illegible]	43.6	[illegible]
Net attributable income per share (cash-basis*) (euros)	0.6571	[illegible]	7.0	[illegible]
Net attributable income per share (euros)	0.5475	[illegible]	15.2	[illegible]
Dividend per share (euros)	0.3029	[illegible]	5.0	[illegible]
PER (capitalization/net attributable income)	17.15	[illegible]	-	[illegible]

Other figures

	2003	[illegible]	[illegible]
Number of shareholders	1,075,733	[illegible]	[illegible]
Number of employees	103,038	[illegible]	[illegible]
Spain	34,968	[illegible]	[illegible]
Other countries	68,070	[illegible]	[illegible]
Number of branches	9,199	[illegible]	[illegible]
Spain	4,369	[illegible]	[illegible]
Other countries	4,830	[illegible]	[illegible]

(*) [illegible]
(**) [illegible]

Net attributable income
Million euros

1999	2000	2001	2002	2003
1,575	2,258	2,486	2,247	2,611

Net attributable income per share (EPS)
Euros

1999	2000	2001	2002	2003
0.4294	0.5169	0.5447	0.4751	0.5475

Efficiency
%

1999	2000	2001	2002	2003
57.7	56.1	54.0	52.3	49.3

ROE
%

1999	2000	2001	2002	2003
19.5	17.6	13.9	12.4	14.5

Total managed funds
Billion euros

1999	2000	2001	2002	2003
335	435	453	418	461

BIS ratio
%

	1999	2000	2001	2002	2003
BIS Ratio	12.0	10.9	12.0	12.6	12.4
Core Capital	4.7	4.3	5.1	5.1	6.1

Non-performing loans (NPLs)
%

1999	2000	2001	2002	2003
2.0	2.3	1.9	1.9	1.5

NPL Coverage
%

1999	2000	2001	2002	2003
121	123	143	140	165


Annual Report 2003
Grupo Santander
Grupo Santander
Annual Report 2003
"We ended 2003 as the world's 11th largest bank in terms of market capitalization and our goal is to position ourselves solidly among the 10 largest"
"The SAN share increased 44% in 2003 and the total dividend per share was EUR 0.3029, 5% more than in 2002"
"The Santander Group's performance shows that we are focused on growth, which has always resulted in the creation of shareholder value through a clear business model"
Emilio Botín
Chairman



Dear Shareholders

The Santander Group generated net attributable income of EUR 2,611 million in 2003, 16.2% more than in 2002 and with an upward quarter on quarter trend as regards the same periods of 2002.

In the light of these earnings, the Board of Directors agreed to propose for approval by the Shareholders' Meeting a total dividend of EUR 0.3029 per share charged to 2003 results, 5% higher than in 2002.

Surge in the share price

The Santander share rose 43.6% in 2003, making the bank the fourth in the world in terms of creating shareholder value. Our market capitalization reached EUR 44,775 million at the end of 2003.

This is the concept of creation of sustainable value that we have always advanced.

Our business model

Santander's business model is based on:

- A clear focus on retail banking;
- Diversification by geographic and business areas;
- Efficiency;
- Prudent risk management;
- A strong balance sheet.

Retail Banking contributes 84% of the Group's business. There was a business drive in retail banking in both Europe and Latin America in 2003. We increased our market shares, number of customers and earnings. The ratio of non-performing loans continued to fall and coverage increased.

The efficiency ratio improved by almost three points to 49.3%. We have reduced the ratio by 13 points since 1998 and our goal remains 40%.

The BIS capital ratio at the end of 2003 was 12.43%. Our balance sheet was strengthened by EUR 3,000 million of unrealized capital gains in listed companies and all extraordinary income in 2003 was used for the early amortization of goodwill including all that related to Banespa.

Among the operations in our portfolio of shareholdings, I would like to highlight the increases in our stakes in Cepsa and in Shinsei Bank.

Europe's growth potential

We still have a lot of leeway to grow organically in Europe.

We are the leader in Spain, the most attractive banking market in Europe, where the networks of Santander Central Hispano and Banesto had a successful year, significantly boosting earnings and the volume of business. Santander Central Hispano gained market share from the commercial banks and Banesto from banks and savings banks.

We are the third largest private bank in Portugal where we have a significant position in consumer finance, one of the segments with the greatest potential in Europe. In 2003, Santander Consumer Finance was the Group's business that registered the highest growth in business and earnings.

Our continued alliance with the Royal Bank of Scotland is one of the most lasting and productive of international banking.

There are major obstacles in Europe to cross-border operations, and sufficient progress has still not been made in the integration of financial markets. But, even without these obstacles, I continue to believe that cross-border mergers between equals do not create shareholder value.

In Latin America: to grow or to grow

We are also ready to grow in Latin America. We have an average market share of 10% and leadership positions in Brazil, Mexico and Chile, the countries with the greatest potential. We also have an extensive network throughout the region which adds diversification and opportunities. In 2003 net attributable income in the region rose to of US$1,489 million, up 14.3% from 2002.

"The Santander share rose 43.6% in 2003, making the bank the fourth in the world in terms of creating shareholder value. Our market capitalization reached EUR 44,775 million at the end of 2003."

"We have an outstanding Board of Directors, which owns 10% of the Group's shares. It is a solid Board with a balanced structures between executive and non-executive directors."

Now that we have completed the phase of restructuring and mergers of our banks in Latin America, which has enhanced our position, we will focus on strengthening retail banking. Our goal in each country is to be the best local bank in each business segment.

The choice is to grow or to grow. We will continue to develop our businesses. We will draw not only on our local skills, but also on regional business projects that leverage our strengths as an international financial group.

Our global businesses

The excellent position of Retail Banking in Europe and Latin America is complemented by the global areas of Private Banking, where we are registering strong growth, Asset Management, where we are consolidating our leadership, and Global Wholesale Banking, where the new business model of global client management is yielding very good results.

We have, moreover, the strongest and most profitable Treasury units in all the markets where we operate, from Brazil, Mexico and Chile to Spain.

The Santander Group City

The Group's central services in Madrid began moving this spring to a new headquarters, the Santander Group City.

This is an ambitious project, planned by and for employees, with cutting-edge technology and with a high ecological content. It will change the way we work and make us more efficient.

Corporate Governance

We have an outstanding Board of Directors, which owns 10% of the Group's shares. It is a solid Board with a balanced structure between executive and non-executive directors, including eight chairmen or former chairmen of banks, as well as prestigious businessmen and successful professionals.

The Board has driven initiatives that put us in the international vanguard in corporate governance, such as the elimination of takeover defences and maximum transparency in executive remuneration.

The Auditing and Compliance Committee, chaired by the Fourth Vice-Chairman and entirely made up of non-executive directors, is a key element in Santander's corporate system. This Committee published, for the first time, a report on the way it works and its activities during 2003, which is given out with this Annual Report.

I would like to highlight the favourable response given to the letter I sent to 1,100,000 shareholders to foster their participation in the bank. The Board examined the 938 responses and has put into effect various measures proposed in the letters.

Corporate Social Responsibility

The Group invested EUR 71 million in 2003 on Corporate Social Responsibility projects, 2.7% of net attributable income.

Our activities in this sphere underscore our commitment to shareholders, customers, employees, the environment, and society as a whole. This commitment is reflected in the Annual Report on Corporate Social Responsibility, which is given out along with this Annual Report.

Santander Universities is a unique cooperation programme between business and the academic world, which accounts for a large part of our efforts in Social Responsibility. The programme links us to 736 universities in Europe and Latin America, through agreements to support education and research and through the Universia portal.

Strategy for the future

The Santander Group's performance shows that we are strongly oriented towards growth, which has always resulted in the creation of shareholder value through a clear business model.

We have in Europe and Latin America substantial organic growth possibilities in markets with more than 500 million people, of which 41 million are Santander customers.

We are constantly improving our management model. I sent a letter in July to the Group's 103,473 employees asking for their suggestions for improvements. In response to the questions raised, we are embarking on five large corporate projects which are the Group's management priorities in 2004.

- Customer Banking. The aim is to foster closer links with customers and improve the quality of service. To this end, we are developing a global customer model that will be used by all the Group's banks.
- Management resources. The goal here is to clearly define careers within the Group and improve training, enhancing management motivation.
- Technology and IT systems. Further steps will be taken to improve their quality and boost their productivity.
- Risks. This will focus risk management more closely on customer segments and markets and speed up procedures, but always within the Group's traditional practices.
- Reaffirm the Group's identity. This will foster a genuine sense of belonging to the Group and create a common Group identity.

We are fully prepared for the changes in rules and regulations stemming from the new international accounting standards and the Basel II Accord on Capital Adequacy, which will come into effect in the coming years.

To conclude, I am convinced that we have the strategy, the business model, the financial strength and the management teams needed to continue to grow and create value, which should place us among the 10 largest banks in the world in terms of market capitalization.

I would like to thank everyone who works for our Group, without whose professionalism, dedication and hard work we could not achieve our objectives.

We hope to continue to enjoy the confidence and support of all of our shareholders.

Emilio Botín
Chairman

"We have the strategy, the business model, the financial strength and the management teams needed to continue to grow and create value."



Dear Shareholders,

The year 2003 was, without a doubt, a good one for the Santander Group. We achieved good results, but we also laid the foundations to enable us to continue to grow at a faster pace than our competitors.

Net attributable income was 16.2% higher at EUR 2,611 million. This set a new record for the Santander Group. This increase was driven by growth of our business in Europe as well as by the pick up in Latin America during the second half of the year.

At the same time, significant advances were made in the productivity, efficiency, return on equity and financial strength of the Group.

The improvement in earnings and in management ratios were reflected in the excellent performance of our share and in the ratings upgrades by the three agencies that cover us.

In 2003, moreover, we launched the i-06 Plan, which encompasses a set of initiatives in all the business units, aimed at improving Group revenue through 2006 and thus exploiting all its potential for organic growth.

European retail banking: business growth with impact on results

European Retail Banking generated 52% of the Group's operating earnings, after attaining net attributable income of EUR 1,762 million.

This high growth is the result of a business model focused on boosting revenues, improving productivity and keeping costs flat.

In Spain, which accounts for more than two-thirds of the Group's business in Europe, the two brands, Santander Central Hispano and Banesto, achieved excellent results. Net operating income rose 20% and 14%, respectively, and income before taxes increased 18% and 11%, respectively.

Growth in both brands came from a sharp rise in business, with gains in market share in key products and segments: mortgages, mutual funds and corporate business. This has established an unbeatable starting point for further growth in 2004.

In Portugal, against a weak economic backdrop, our bank (the third largest private bank in the country) did a magnificent job in containing non-performing loans and costs, which resulted in an increase in net attributable income of 11%.

At the same time, it has gained market share year after year and compares very well with its competitors in terms of profitability and efficiency. The upturn in the Portuguese economy, already tangible, should have a positive impact on earnings in 2004.

Santander Consumer Finance operates in a high growth segment in Europe, consumer lending, where it already has a significant and growing presence.

We are the fourth largest provider of consumer finance on the Continent, with significant earnings, which grew 24% last year. Our growth plans, together with the likely upturn in the European economy, ensure the continue excellent performance of this business.

Latin America: business relaunch

Latin America generates around one-third of the Group's total earnings and accounts for some 16% of assets at risk. After two years of a very complex economic environment, Latin America now faces a magnificent opportunity: an international environment of economic growth and favourable interest rates, and good perspectives for domestic economies.

The Santander Group has a unique presence in the region's main countries that cannot be replicated. Our banks are efficient, profitable and have the critical mass needed to compete.

"European Retail Banking generated 52% of the Group's earnings, after attaining net attributable income of EUR 1,762 million. This high growth is the result of a business model focused on boosting revenues, improving productivity and keeping costs flat."

"We have a "multi-local" business model which is adapted to the local markets but with centralized functions in risks, auditing, management control, technology, purchases and management resources that guarantee all the advantages of belonging to an international financial group."

Moreover, we have a "multi-local" business model which is adapted to the local markets but with centralized functions in risks, auditing, management control, technology, purchases and management resources that guarantee all the advantages of belonging to an international financial group.

Total net attributable income in the region rose in 2003 by 14.3% in dollars, the currency used for managing the area, to US$1,489 million.

Brazil generated net attributable income of US$792 million, 4.8% more than in 2002. Our business strategy, based on maximizing the potential of our customer base, has produced notable growth in loans, deposits and mutual funds.

Mexico has also put into effect a business expansion programme through the more than 1,000 branches, reflecting its high capacity for innovation, which enabled it to increase its market share of loans by 1.3 points. Focus has also been placed on optimizing the customer base and developing businesses that generate fees and commissions. Its net attributable income was US$459 million.

In Chile, the Santander Group is the indisputable leader, giving it significant competitive advantages. In the final months of the year, once the merger was completed, the pace of business was recouped and earnings noticeably improved. Net attributable income increased 27.5% in dollar terms from 2002.

Also noteworthy were the good performance of Venezuela in a very complex economic and political environment, the recovery of earnings in Puerto Rico after the restructuring carried out in 2003 and a good year in Colombia.

Argentina, against an improved backdrop, is managing magnificently, although there is still a long way to go.

We are also developing regional projects in Latin America in products such as credit cards, insurance, foreign trade and cash management, which will achieve strong growth rates in coming years.

Moreover, we are completing the implementation of a common technology platform (Altair) for all countries, which will cut costs.

The dividends paid by our subsidiaries in Latin America amounted to US$1,116 million, up from US$1,039 million in 2002.

Growing contribution of global areas

Our solid customer base in Europe and Latin America is a competitive advantage that has continued to provide the Group with leverage for its global businesses.

Asset Management and Insurance, mainly focused on the retail market, already manages more than EUR 100,000 million, an increase of 17% over 2002.

In Spain, we have a notable leadership position in mutual funds and we have increased our market share in terms of revenue, spurred by placement of high value added funds. We are also the leaders in individual pension plans and in private banking, and are addressing the Group's historic deficit in insurance.

In Latin America, the Group manages EUR 12,000 million in pension plans (8 million unit holders), with growth in all countries, and a further EUR 12,000 million in mutual funds. The performance in Brazil and Puerto Rico in local currency terms was very positive.

Insurance is also doing well, particularly the units in Mexico and Brazil, and we strengthened International Private Banking with the integration of Coutts-America.

Lastly, I would like to point out the recovery in Global Wholesale Banking, whose revenues were more stable in 2003 and whose profit grew 27.9%. This performance should be consolidated in 2004 by the expected improvement in markets and because we have laid the foundations for the area's development.

Although Global Wholesale Banking is growing, it is still a relatively small business for a Group of our size. We have therefore established a global corporate client management model which provides local skills and services to global clients and global products to local clients. As a result, earnings are growing at a faster pace.

Prospects

The Santander Group, against an international economic environment of low nominal growth in developed countries, is well placed to continue growing.

Our model is based on increasing revenues by more than the market, improving productivity with a very stable cost base, and adapting to the degree of maturity of the different markets.

We are improving the training and evaluation of our magnificent team of employees, increasing the variable amount of salaries and aligning it with the Group's objectives.

I would like to conclude by reminding you that the Santander Group has incorporated growth into its "DNA" and today, as 2004 begins, we have excellent organic growth expectations and the necessary financial capacity to take advantage of good opportunities when they arise.

We will dedicate our efforts to this in 2004.

Alfredo Sáenz
Second Vice-Chairman and CEO

"The Santander Group has incorporated growth into its "DNA" and today we have excellent organic growth expectations and the necessary financial capacity to take advantage of good opportunities when they arise."

The Santander Group in 2003



The Santander Group in 2003



"Vertical Torus", 2003
Richard Serra

South façade, Encinar building
Santander Group City

Our activity

The Santander Group generated record net attributable income

The Santander Group achieved its highest profit ever, EUR 2,611 million. The result, an increase of 16.2% from the previous year, was the highest ever recorded by a Spanish financial entity.

2003 was the year when the world economy began to recover, particularly because of the spurt in the US and, more modestly, in the Euro zone, whose growth was only 0.5% compared with Spain's 2.4%.

In this environment "we ended 2003 as the world's 11th largest bank in terms of market capitalization," said Matías Rodríguez Inciarte, Third Vice-Chairman and responsible for the Santander Group's risks, "with a clearly defined business model based on four values: business drive, strength, innovation and leadership."

A clear strategy

The Santander Group wants to consolidate among the 10 largest banks in the world by market capitalization. To achieve that goal it has a business model that has proved its competitiveness during the nearly 150 years that Santander has engaged in retail banking.

The Group has a "multi-local" presence, which combines a common business model with local management, which provides in-depth knowledge of the markets where it operates.

According to Mr. Rodríguez Inciarte, the Group's management model is distinguished by making the business drive compatible with strict control of risks and a constant desire to grow. "As a result we have created a group that is able to continually gain market share and, at the same time, maintain a strong balance sheet. I have never seen our Group better prepared for the challenges of the future."

A significant factor at play here is investment in technology as a key element to boost the Group's efficiency and productivity and improve customer service. The Partenón and Altair IT platforms are spreading the best technologies to all the group's banks.

This way of doing business has been transferred to the banks making up the group. All share a common business model which, on the basis of solid foundations of profitability, efficiency and financial soundness, aims for the sustained creation of value for shareholders, customers, employees and for society as a whole.

Good results

The good results obtained in 2003 are due to the strong performance in retail banking, to the growing contribution to net income of consumer finance and the global business areas, -Wholesale Banking, Asset Management and Private Banking-, and to the proven capacity of the Group's banks in Latin America to manage difficult business environments.

Net operating income rose 2.8% in 2003 or 16.6% if the exchange rate impact is excluded and net attributable income 16.2%.

There was also a significant improvement during 2003 in the main ratios measuring our business. The efficiency ratio (personnel and general expenses as a percentage of net operating revenue) improved to 49.34% from 52.28%. Profitability, measured by net income as a percentage of equity, increased to 14.48% from

12.42%. Solvency, measured by the BIS capital adequacy ratio, remained at a high level of more than 12%.

Ambitious goals

In order to become one of the world's 10 largest banks by market capitalization, we launched the i-06 Plan to generate more revenues in all the group's business units in the next few years. Its aim is to boost the pace of growth in operating income.

According to Francisco Gómez Roldan, Chief Financial Officer, the key to attaining this goal is "to achieve significant growth in revenue while keeping costs stable, a sound balance sheet and asset quality, all of which are hallmarks of the Group."

"The i-06 Plan covers 70 projects in all areas of the group and sets specific targets for each business in terms of market share, number of customers and financial results," added Gómez Roldán.

Together with the i-06 Plan, the Group is also developing this year five corporate projects whose main objective is to ensure Santander remains one of the best.

These projects arose from replies to the Chairman after he sent a letter to employees asking them for suggestions on how to make Santander better.

The projects cover five key issues: improving customer attention and service; making employees more motivated and committed; turning technology into a competitive advantage; speeding up risk management and reinforcing the Group's identity.

In 2003, the Group recorded its highest profit ever. Activity increased throughout all business areas and in all countries where the Group is present.

The i-06 Plan, which will quicken the pace of revenue growth, and the five corporate projects, focused on customers, management resources, risk management and group identity, will enable us to keep on improving.

5 projects to make Santander even better

Customers	Develop a model that fosters ties with customers by increasing their satisfaction and strenghthening their loyalty.
Management resources	Increase motivation and commitment via international mobility, career plans, training plans, etc.
Risks	Speed up management and increase the coordination between the business and the risk units.
Technology	Greater efficiency and enhanced service, making technology a source of competitive advantage.
Group	Define common hallmarks to reinforce the Group's identity.

Our businesses

The Group's three main business lines performed better than expected in 2003

Retail Banking, Wholesale Banking and Asset Management and Private Banking stepped up their business growth in 2003. Net attributable income grew by 28% in the case of Wholesale Banking.

"We offset the very low level of interest rates with greater cost control and revenue generation through a stronger drive in all businesses," said Francisco Gómez Roldán.

This was underscored by the launch of innovative products in mortgages, cards, treasury products and mutual funds.

Retail Banking

The Santander Group's retail banking business generated EUR 4,983 million of net operating income, 84% of the Group's total. Its net attributable income was 6.1% more than in 2002.

These positive results were due to the development of successful products and continued cost saving policies.

Of note among the new products in 2003 were the *Superselección* fund of Santander Central Hispano, *Super Negocio* in Mexico, and *Campaña Consumo DVD* in Chile.

In 2003, a special effort was also made in the companies segment with the launch of dedicated products, such as the *Banespyme* of Banesto.

"In all countries we have winning products designed for customers and ahead of our competitors," said Jesús Zabalza managing director in the Latin America Division.

Of particular note was the growth in mortgages, which surged by 28.8% in Spain in 2003.

"The launch of successful products such as *Superselección* funds and the *Hipoteca Superoportunidad* by Santander Central Hispano, which in its first six months generated EUR 5,000 million in mortgage loans, enabled the group to gain market share in the fastest growing area of in the Spanish banking sector," said Enrique García Candelas, managing director of Santander Central Hispano's Retail Banking division.

"The results of Consumer Banking were once again excellent," said Juan Rodriguez Inciarte, who heads Santander Consumer Finance, which manages specialized entities in Europe (Hispamer, CC-Bank, Finconsumo...), and whose strategy is very focused on specific segments, such as auto finance.

The Group has issued 23.9 million cards to customers, of which 12.2 million are credit cards and 11.7 million debit cards.

The strategy consists of offering differentiated products, such as the *Serfin Light* card in Mexico and *Visa Banesto 1-2-3* in Spain.

Banesto issued close to 200,000 new cards in 2003. According to Ana Patricia Botín, the Chairman of Banesto, this clearly shows "a philosophy of work that distinguishes us from our competitors and a spirit to win where everything is possible."

Breakdown of net attributable income by business lines

%

7

9

32

52

European Retalil Banking

Retail Banking Latin America

Asset Management and Private Banking

Global Wholesale Banking

Global Wholesale Banking

Global Wholesale Banking embraces Corporate Banking, Investment Banking and Treasury. These areas generated EUR 226 million, or 7% of the Group's net attributable income in 2003, 28% more than in 2002, boosted by better conditions in financial markets and improvements in the management structure.

Corporate Banking focuses on providing financial services to multinationals. "We changed our business strategy in 2003 and introduced a new system in which one person coordinates all the needs of each client," said Adolfo Lagos, who heads Global Wholesale Banking.

Investment Banking improved its earnings during the year. "Of note in 2003 was the positive and clear recovery in Corporate Finance, Equities, Custody and Structured Finance," said Mr. Lagos. "In all of them we reached notable positions in the rankings of the countries where we operate."

The strategy of the **Treasury** area is focused on providing value added services to corporate clients and support to the various business networks.

Asset Management – Insurance and Private Banking

Asset Management and Private Banking generated net attributable income of EUR 320 million, 2.3% lower than in 2002. Excluding the exchange rate impact, growth was 15.4%.

"The volume of **mutual and pension funds** managed at the end of 2003 amounted to more than EUR 100,000 million, 16.7% higher than in 2002," said Jorge Morán, who heads Asset Management and Insurance. "This makes us one of the world's largest fund managers".

The faster pace of growth in this business, said Mr. Morán, "was due in the first part of the year to the success of guaranteed mutual funds and to real estate funds, and in second part to the recovery of investment in equities and to the launch of new dynamic management funds."

Insurance business grew strongly in 2003, both the number of policies as well as the premium income. The strategy of focusing on life and household products "produced adequate results and enabled us to gain market share significantly," added Mr. Morán.

In **Private Banking**, Banif, the Group's specialized entity, is the leader in Spain. "In 2003 we managed EUR 20,000 million and the balance of targeted clients rose 20%," said Javier Marín, Banif's chief executive.

International Private Banking increased its managed funds by 19% in dollar terms. Of note was the acquisition of the Latin American business of Coutts, "which contributed 1,400 new customers and US$2,600 million of managed funds" according to José Manuel Maceda, who heads this business unit.

The Group's main business line is Retail Banking, which generates 84% of net attributable income. The importance of Retail Banking is one of the features than distinguishes the Santander Group from other large international banks.

Our solid base in this business is a source of competitive advantages to develop global activities – Wholesale Banking, Asset Management and Private Banking – in the countries where we operate.

Our geographical presence

A multi-local strategy as a base for leadership

The Santander Group is a European and Latin American group which combines the best local management -in markets with more than 500 million people- with a common business model, based on efficiency, financial strength and the capacity to steal a march on its competitors.

Europe

The Santander Group's presence in Europe is concentrated in spain and Portugal, in Retail banking, and in Germany and Italy in consumer banking.

In Spain, business in is conducted by two commercial banks – Santander Central Hispano and Banesto – and specialized entities - Banif in private banking, Hispamer in consumer banking and Patagon in on-line banking. All of them have leadership positions in their sectors. The market share, combined with Banesto's, is 18%.

The Santander Central Hispano network increased its net operating income by a spectacular 19.8%.

Moreover, the central services and global areas are also in Spain. Spain, overall, contributes 50% of net operating income and accounts for 34% of the total number of employees.

In Portugal, Totta is the third largest banking group with a market share of 11%. "Our main business is retail banking, where we have 1,700,000 customers, said Horta Osorio, Chairman of Totta," our goal is to become the best and most profitable bank in Portugal."

In Germany, Italy, Austria, Poland, the Czech Republic and Hungary, the Santander Group focuses on offering consumer financing products, coordinated by Santander Consumer Finance. In **Germany**, CC-Bank is the second largest entity in this sphere with a market share of 16% and 2.5 million customers. Finconsumo, the group's arm in **Italy**, has a market share of 5% and more than 500,000 customers.

Our strategy in Europe is completed by the alliance with the **Royal Bank of Scotland**, which is unique in the international banking world.

Latin America

"We are the leading financial group in Latin America," says Francisco Luzón, Director and Executive Vice-President of the Latin America Division, "with a strong presence in the markets with the greatest potential, Brazil and Mexico, and in the most stable markets, Chile and Puerto Rico. We also have significant positions in Argentina, Colombia and Venezuela."

"This is the time to set sail, because to grow in Latin America is to win," Luzón added.

The group's 4,052 branches in Latin America have more than 12 million retail banking customers and 500,000 business clients.

The region generated net attributable income of US$1,201 million, 32.7% more than in 2002, excluding the exchange rate effect.

The Santander Group is the second largest entity in Corporate Banking in Latin America and its Asset Management unit has US$30,312 million in assets under management. In Treasury, we are the

Countries where the Group concentrates on Retail Banking

	Branches (number)	Market Share* (%)	Customers** (millions)
Spain	4,369	18	12.5
Portugal	670	11	1.7
Brazil - *São Paulo*	1,874	4.5- *10*	6.7
Mexico	1,018	14.1	7.4
Chile	370	18.5	2.3
Germany***	54	16	2.5
Italy***	23	5	0.5
Puerto Rico	72	12	0.3
Venezuela	248	11.7	1.5
Colombia	87	4.6	1.2
Argentina	312	10.6	3.5

* In Retail Banking
** Clients are the main account holders and co-holders, following a homogeneous criterion for the whole Group which may be different to that used by some of its banks. Retail Banking and Asset Management clients are included
*** in auto financing

strongest in each of the local markets where we operate.

In **Brazil**, Grupo Santander Banespa increased its net attributable income 4.8% in dollar terms. It has close to 22,000 employees and 1,874 branches. "We focus our efforts on the country's highest potential regions and entities," said Gabriel Jaramillo, Chairman of Santander Banespa.

"The drop in interest rates will fuel economic and business growth, which, together with our cost control policy, will enable us to continue to boost earnings in 2004," he added.

Grupo Santander Serfin in **Mexico** has around 1,000 branches. "Our main line of business is retail banking," said Marcos Martínez, Head of Santander Serfin. "We are also in asset management via Santander AFORE which has three million customers and manages around US$3 billion, "

"Through our efforts in 2003 we gained market share in lending, one of the main goals we had set, and where we want to reach 20%," Mr. Martinez added.

The Group's entities in **Chile** are Santander Santiago, Banefe and Summa Santander. "Santander Santiago is the country's largest bank by size and profitability, Banefe is a leader in consumer finance related activities and in loans to small firms and Summa Santander manages more than US$5,000 million and has over 500,000 customers," said Mauricio Larraín, Group Chairman in Chile.

Following the completion of the merger of Santander Chile and Banco Santiago in April 2003, "besides enhancing business capacities, the merger has generated significant cost savings, seen in the 27.5% increase in net profit from the previous year." Mr. Larraín added.

The Santander Group is also present in **Puerto Rico, Venezuela, Colombia and Argentina**, where the main business is retail banking. **In Bolivia, Paraguay, Peru and Uruguay** business has a more selective and specialized approach.

The Santander Group is leader in Spain, enjoys a unique position in Portugal, a growing presence in consumer finance in Europe and has a unique alliance with the world's fifth largest bank, the Royal Bank of Scotland.

In Latin America, the Santander Group is the premier financial services franchise. Its presence is focused on the markets with the greatest potential, Brazil and Mexico, and in the most stable markets, Chile and Puerto Rico, with a significant presence in Venezuela, Argentina and Colombia.

Our Brand

The Santander Group brand is a key element of the Group's identity

The brand was presented in July 2003, transmitting a global reality compatible with the local brand used in many of the countries where we operate.

The Santander Group's corporate identity reflects the reality of a large international group which combines global skills and common polices in areas such as risks and auditing, with a deep knowledge of the markets where it operates, wich are locally managed.

Strategy and brand creation

The Santander Group brand encompasses all businesses independently of the regional strategy applied to each market, distribution channel or product, facilitating a centralized vision and idea, and a unique positioning that strengthen it.

Belonging to a leading Group is a competitive advantage for each of the member entities and generates value for the various segments with which the Bank interacts:

Customers: because they value the advantages of dealing with an institution that meets their needs on a local basis and which has the strengths of a world leader
Shareholders: because they trust their investments to one of the best-capitalized institutions in the world, one with a proven record in financial strength and sound management, as well as a commitment to growth
Employees: because to work for the Group is a motivating force, opening up major career development opportunities, both locally as well as internationally, while facilitating the attraction and retention of talent.
Investors and markets: because they value the Group more than the sum of its parts.
Opinion leaders: because through a solid Group image they are aware of its true dimensions
Communities where it is active: because the Group is committed to supporting them.

Its visual expression

Part of the work involved in creating a brand is its visual representation. The Santander Group is perceived as synonymous with dynamism, innovation and agility. The symbol of the flame transmits light, transparency, warmth and humanity, and the colour red evokes energy, strength, courage and control. The Group's visual trademark is the fruit of the effort to preserve the values of the brand and strengthen them in line with the Group's trends and strategy.

Its spirit

Defining the essential characteristics, the spirit, of a brand is the key to creating the bonds by which the public identifies it. Strength, dynamism, security are the essential characteristics of the Group, through which it inspires quality, leadership, satisfaction, a strong personality and credibility. The Group's commitment to society, education and the environment make it an approachable brand and one perceived to be concerned for the wellbeing of its spheres of influence.

The motto

"Value from ideas" reflects the constant self-requirement to continue innovation and anticipate trends, always procuring the best ideas. It sums up the spirit of the brand, and of the Group: valuable ideas and ability to put them into effect.

The platform and brand value

For a leading financial company in markets comprising more than 500 million inhabitants, and whose activity is based on transmitting confidence, the brand is an essential asset.

In spite of the difficulties inherent in quantifying the value of a brand, analyses carried out by specialized consultants place the Santander Group brand second among the most valuable in the Spanish market and the first in the financial sector.

Its international diversification, financial strength, its portfolio of brands – reorganized and simplified – and the strongly positioned image in Latin America are among the elements that distinguish the Santander Group from its competitors.

Evolution of brand architecture

In 2003 steps were taken in two directions: to reinforce the presence of the Santander Group brand in all aspects of corporate activity and to bring the design of local brands up to date in order to facilitate their identification with the Group and its associated values.

The Santander Group is the umbrella brand that centralizes our identity at a global level and which co-exists with leading brands in various countries examples being Totta, Banespa, Serfin and Santiago.

These local brands are progressively incorporating the key elements of corporate identity such as the flame logo, the colour red and the Santander name.

The objective is to continue the transition from the previous architecture of independent brands, towards one where the master brand predominates while remaining consistent with the design of local brands.

Coherence must go beyond the brand design and cover other aspects the relate the Company to its customers and employees, such as advertising, internal communication, the Website and office design.

The Santander Group brand encompasses all businesses and centralizes the Group's position at the global level,facilitating a centralized vision and idea, and a unique positioning.

This transmits a global reality and provides customers, employees, shareholders, analysts and society as a whole with the benefits of belonging to a leading international group.

The Group's brand architecture combines a master brand (Santander Group) with strong local brands.

Grupo Santander's brand vision


Grupo Santander
America
Europe
Spain
Banesto
BANIF
Patagon
Banco Santa Cruz
BANCO RIO

Santander Group City



Pérgolas walk.
Detail



Internal patio between Arrecife and Pampa buildings
Santander Group City

Santander Group City

In 2004 Santander Group City, which will take in all its central services, will be inaugurated

The Santander Group City at Boadilla del Monte, on the outskirts of Madrid, which will come into operation in 2004, is one of the most ambitious and innovative projects ever undertaken by a Spanish company, both in size and operational implications.

This City covers 160 hectares and has nine office buildings where 5,500 employees from central services in Madrid will work, two data processing centres, a training centre where people can stay, a crèche, sports facilities, shops and a wide range of eating options.

A City designed for employees

The staff at the Santander Group City "will find a series of very significant advantages for their work, both professionally as well as personally", according to Group Chairman Emilio Botín.

"The City", according to Pedro Mateache, who heads the Group's Resources Division, "reflects the Group's organization model, based on efficiency as the overriding element, technology as a competitive advantage, the importance attached to training and career development and operational streamlining and integration as permanent objectives."

The design of the City and its services for employees was drawn up using the staff feedback gathered in a series of personnel surveys.

These surveys showed considerable support for the project but also concerns about some issues, such as transport.

To address these concerns, the Santander Group will start a direct bus service for the City, with 26 pick-up points in the centre and on the outskirts of Madrid.

Employees who want to travel to work in their own vehicles will have 4,500 parking places underneath the buildings.

The City benefits one of the Group's priority objectives: career development. There is a training centre for 600 people, and 40,000 are expected to use it.

There is a nursery school for 400 children whose purpose is to reconcile family and professional life. It will be the largest workplace nursery in Europe and an international reference, as it surpasses all the conditions laid down by law for this type of centre.

Regarding other services, Pedro Mateache notes that "employees will enjoy a large variety of options for dining and shopping facilities."

There are also different types of sports installations, including an indoor swimming pool, several tennis and paddle tennis courts, a gymnasium and a modern circuit for jogging. There is also an 18-hole golf course, another one of nine holes and a training course, including an apprenticeship school, for all employees.

Innovations in construction

The Santander Group City is the first project of its type in Spain and one of the first in Europe. Its construction has had to address extraordinary circumstances, both in the size of the project as well as the desire to create a quality environment for employees.

The solutions adopted constitute, in many cases, real innovations in the field of construction. In the words of Serafín Méndez, who heads the Group's Real Estate Area, "few people have faced construction problems as complicated as ours in this project and, as far as I know, nobody has resolved them so satisfactorily and so quickly".

The main innovations in the construction are:

- The dome of the main building is the largest skylight of its type in Spain.
- Prefabricated system of paving stones in pedestrian areas, which cuts down the installation time and improves the drainage.
- Windows of a superior quality: 68% more luminosity, 34% less solar radiation and greater energy savings.
- Plantings which cover most of the complex, making it the largest landscaped area of its type in Spain.
- Waste disposal management and recycling system for the whole complex.

Increased efficiency

The transfer of central services to a single complex will make the group more efficient by increasing employees' productivity and through considerable cost savings.

The structure of the different floors of the buildings with the offices, as well as the design of the facilities, have been drawn up in a way that will foster communication and interaction between all departments gathered in the Santander Group City.

Significant savings will be achieved from bringing together under one roof the 23 work centres that existed before. The savings include both lower maintenance costs as well as the reduced time in moving between work centres.

The best technology

The Group has invested more than EUR 100 million in equipment and the latest advances in technology.

The technological improvements are in three areas:

- The workplace, with better equipment, both from the standpoint of capacity as well as comfort in its use.
- Communications, with the latest generation of high speed networks, with multimedia capacity.
- Data processing centres, conceived to guarantee maximum security in the provision of services.

High ecological content

The Santander Group City respects the environment. The buildings cover 20% of the area and the remaining 80% are green spaces where there has been reforestation, with woodlands and indigenous animals.

The Group has put into effect in the new site a series of procedures and systems that will drastically reduce consumption, particularly of water, light and paper through shared use of printers and photocopying machines, as well as maximization of the procedures and systems for re-use and recycling.

The City has nine office buildings, a training centre, two data processing centres, sports facilities, a shopping area, coffee shops and restaurants and the largest nursery school of a company in Spain.

It has been designed for the professional and personal needs of employees. It will foster communication between departments and generate considerable gains in efficiency.

Of particular note are the latest advances in technology and the high ecological content of the complex.

Corporate Social Responsibility





José Antonio Durán García-Sinériz and Santiago Paniagua Caparrós

*South façade, Manglar building
Santander Group City*

Corporate Social Responsibility

The Santander Group is committed to Corporate Social Responsibility, an area in which it invested EUR 71 million

The Santander Group invested EUR 71 million in 2003, 16% more than in 2002, in policies and projects related to education, communities and the environment, and enhanced the procedures for dialogue with its stakeholders. All of this was in line with the commitment assumed with the launch of its Corporate Social Responsibility Plan.

Corporate Social Responsibility is one of the pillars of the Santander Group's strategy. It is essential to guaranteeing the success of its business model in the long-term.

This aspect of strategy was introduced in 2002 in the Corporate Social Responsibility Plan. That had as its main focuses support for higher education and a set of nine measures related to respect for human rights, labour rights and protection of the environment.

A unique alliance with universities

The Santander Group is very conscious of the fact that higher education is one of the main engines of development of all societies, especially so in the Latin American countries, where human capital is key.

Because of this, the Group decided a long time ago to collaborate with teaching centres and universities in order to help create a better, more just and more sustainable society.

In higher education, Santander Universities has taken two main initiatives:

- **Collaboration Agreements** with more than 320 universities in Spain and Latin America. In Spain, 75% of universities are in this programme, which covers 1,190,000 students. In Latin America, 2,770,000 students are covered.

  Under these agreements 6,713 scholarships and professional practices were financed, more than double the number of 2002.

- The **Universia Portal**, the largest for universities in the world which reaches more than 8 million students and groups 736 universities in Spain and Latin America. During 2003, 99 more universities joined this project.

  Products and services offered by Universia to users continued to be developed through advanced Internet services, development of specialized portals, promotion of scholarships and training courses.

The Group spent EUR 51.3 million on these programmes, 72% of its investment in social responsibility, up from EUR 45.3 million in 2002.

Among the activities in the field of education is the Miguel de Cervantes Virtual Library, a free-access portal with more than 12,000 works in Castilian and other Spanish languages, with 85 million

The nine measures

In addition to its collaboration agreements with universities, the Santander Group continued to develop during 2003 the nine measures in its Corporate Social Responsibility Strategic Plan, which are already incorporated in the Group's daily activity.

The new measures cover all aspects to be taken into account from a three standpoints: economic-financial, social and environmental.

A series of commitments have arisen from this:

- With customers, offering them products better adjusted to their needs, with better service and open channels for dialogue.
- With shareholders, providing them with an adequate return on their investment, in a framework of full transparency.
- With employees, so that they can do their jobs in better monetary, professional and personal conditions.
- And with society, contributing to economic and social developement in the various countries where the bank operates.

Of note among the advances made in 2003 in implementation of the nine measures was the launch of marketing campaigns in Spain, Portugal and Mexico, the environmental certification obtained in Chile and approval of environmental policies.

Customers and Quality

Our more than 41 million customers are the base upon which we conduct business in the markets where we operate. The future of our group depends directly on the confidence and support that each and every one of them continues to place in us.

The priority objective of the Santander Group's Corporate Social Responsibility Plan is higher education, through the Santander Universities programme.

The Group is implementing the nine measures in the Plan, aimed at fostering relations with the different stakeholders - customers, shareholders, employees and suppliers- as well as society as a whole and the environment.

Total investment in Social Responsibility

Million euros

1999	2000	2001	2002	2003
17.8	23.9	48.5	61.0	71.1

Distribution by countries

%


America and
Portugal
40.56
59.44
Spain



The Santander Group donates 21,539 musical instruments to the São Paulo town hall for children and teenagers. "Music in the Sky" programme. Santander Banespa.

To keep that trust, the Customer Banking Corporate Project was initiated, which brings together and reinforces efforts in all the Group's units to improve service to customers, strengthen their relationship and loyalty to the Group, and their satisfaction with the products and services we offer.

Quality here plays an important role. The Group has a quality team in each country where it operates.

The main purpose of these teams is to design programmes to retain and forge closer links with customers through a quick, reliable and friendly service; gauge the expectations of customers and measure their degree of satisfaction in order to identify the priority areas for improvement, and involve all employees in providing a better service.

Shareholders: creation of value, transparency and good governance

The Santander Group's commitment to its shareholders has two main focuses: the creation of value in the long-term and the highest degree of financial transparency. We are also in the international vanguard in corporate governance.

We were the fourth bank in the world in terms of creating value for its shareholders in 2003; we have strengthened our communications with our more than 1,000,000 shareholders; and we adopted measures to guarantee that all are treated equally, such as eliminating our anti-takeover statutory measures.

Employees

With more than 103,000 employees, the Santander Group has a commitment to support, develop and train its staff, to see ways for them to progress professionally, to help them strike a balance between their work and their private lives, and to foster open, two-way communication.

Of our workforce, approximately 58% are men and 42% women. The gap between the respective percentages is narrowing in the banks and affiliates that make up the group. The percentage of female employees rose by 2.5 points in 2003.

The average age is 38.33 years and the average period worked in the group 12.83 years. More than 43% of employees have university degrees, a percentage which also increases every year.

Commitment to society

The Santander Group sponsors different activities in the fields of education, culture, social development and the environment. Examples include:

Cultural projects

- In Spain, support for Barcelona's Liceo, Madrid's Teatro Real, Bilbao's Guggenheim Museum and the Reina Sofia Museum in Madrid.
- "Music in the Sky" in Brazil, with the delivery of more than 20,000 musical instruments to poor children.
- The exhibition "From Greco to Chillida" in Chile.
- Plan to support education and research in Argentina and donate EUR 10 million over the next three years.

Social development projects

- Campaign of Santander Central Hispano with Doctors without Borders which enabled one million children in different countries to be vaccinated.
- Banesto's campaign under the banner "Solidaridad X 2", which matches the contributions made by employees to humanitarian organizations.
- "Un Techo para Chile", which for several years has been helping to eradicate pockets of extreme poverty in the country.
- The building of cisterns in Brazil, which will have a positive impact on health and hygiene.

In Latin America, the Group's activities centred on social development and support for the poor.

The Group was involved in both co-participation projects with employees as well as in other local actions.

Micro credits

Also noteworthy are the micro credit programmes that the Santander Group has been deploying in various countries where it operates which "open up an innovative and effective way to understand solidarity and development", according to Gabriel Jaramillo, Chairman of Santander Banespa, which is particularly active in this field in Brazil.

The Group contributes the experience it has garnered in Spain, Chile and Puerto Rico, countries where micro credits have become an interesting tool of social integration for certain collectives.

Protection of the environment

Another of the main lines of activity is the Group's commitment to the environment.

Among the actions in 2003 was to collect funds to ease the ecological damage caused by the sinking of the Prestige oil tanker off the coast of Galicia, and to soften the consequences of the forest fires in Portugal during the summer.

The Group's foundations

They play an important role in issues regarding conservation, education and awareness of the environment. These foundations are the Santander Central Hispano Foundation, Banesto Foundation, Banco de Venezuela Grupo Santander Foundation and Centro Internacional de Formación Financiera (CIFF) Foundation.

Dialogue with stakeholder groups

Since the publication of its first Corporate Social Responsibility Annual Report, the Santander Group has made significant progress in fostering dialogue and relations with its stakeholder groups.

Emilio Botín, the Group's Chairman, sent letters to shareholders and employees to establish an ongoing dialogue and so get to know better their concerns and adopt specific measures to meet their demands.

Among the issues of greatest interest to shareholders were the performance of the share price, the Group's expansion, the dividend reinvestment plan and environmental protection. The Bank has taken these concerns on board such as the decision to submit for approval to the Shareholders' Meeting this year the elimination of the requirement to hold at least 100 shares in order to be able to attend the Meetings.

The letter to employees generated 2,600 responses.

On December 22nd, the Chairman reported to the board on the conclusions drawn from the responses and on actions to be taken in response. These comprise five corporate projects on the key issues raised: Customer Banking, Risks, Management Resources, Technology and IT systems and Reaffirmation of the Group's identity. These projects will be monitored by the Group's CEO and the Executive Committee.

Recognition and indices

The markets have recognised and rewarded the Santander Group's corporate social responsibility policies.

One proof of this is that the Santander share now forms part of the main socially responsible indices: the Dow Jones Sustainability Index (DJSI) and the FTSE4Good Index, which include those companies that meet criteria on sustainability, human rights and transparency in their relations with the communities with which they do business.

In this vein, our first Corporate Social Responsibility Annual Report received a prize from the Spanish Association of Accounting and Business Administration (AECA) and from the Institute of Accountants as the best report on sustainable development published in Spain. The Company and Society Foundation also singled it out as one of the three best reports.

MAIN SOCIAL RESPONSIBILITY PROJECTS IN 2003

Name of the Project or of the Organisation	Location	Culture and Education	Social Development	Co-participation	The Environment
Del Colegio al Empleo	Argentina	■	■		
VoluntaRio	Argentina		■	■	
Leer es Fundamental	Argentina	■	■		
Plan Alimentario Cáritas	Argentina		■		
Santander Cultural Porto Alegre	Brazil	■			
Música en el Cielo	Brazil	■			
Museo y Biblioteca BANESPA	Brazil	■			
Un Millón de Cisternas	Brazil		■		■
Consumo Consciente	Brazil				■
Salvar un Árbol	Brazil				■
Transparencia y Anticorrupción	Colombia		■		
Un Techo para Chile	Chile		■	■	
1+1 Hogar de Cristo	Chile		■	■	
Programa Cero Papel	Chile				■
Junior Achievement	Spain	■	■	■	
Campaña de nóminas con Médicos sin Fronteras	Spain	■	■		
Banesto-Solidaridad x 2	Spain		■	■	
Plan de las 3R	Spain-Portugal				■
Por los Niños de México	Mexico	■	■	■	
Quítate un peso de encima-UNICEF	Mexico	■	■		
Reconstruir el Futuro	Portugal		■		
Dale Alas a la Vida	Puerto Rico		■	■	
Donar un libro no tiene precio	Puerto Rico	■			
Día Internacional de la limpieza de playas	Puerto Rico				■
Hogares Claret	Venezuela		■		
Palmas por la Vida	Venezuela				■

The information on the Group's social and environmental commitments and its relations with shareholders, customers, employees and suppliers is in the 2003 Report on Corporate Social Responsibility, which is given out with this document.

Corporate Governance


del Campo



Corporate Governance

Jaime Corrales Kindelán and Ana Alegre

South façade, Arrecife building
Santander Group City

Corporate Governance

I. Corporate governance in the Santander Group

1. Corporate governance in the Santander Group

The Santander Group has given a high priority to issues related to corporate governance, which have assumed an increasing importance in recent years and evolved rapidly.

While many aspects of corporate governance (those linked to transparency, effectiveness, safeguarding the rights of shareholders, compliance, etc) affect almost all spheres of its business, from a more specific standpoint the Group's basic mechanisms are the following:

- The rules that regulate the participation of shareholders, with particular importance attached to exercising their rights and fostering their participation in Meetings. They are set out in the by-laws and in the Rules of Procedure of Shareholders' Meetings.

- The regulations of the Board of Directors and their committees, both regarding their functions as well as setting the duties and obligations of directors. These issues are essentially contained in the by-laws and in the Regulations of the Board, which also include the regulations of the committees.

- The internal rules set out in a series of principles and specific measures regarding operations in the securities markets (of the Bank as issuer of securities and a listed company and of the units that provide services to the markets). These are contained in the Code of Conduct in the Securities Markets.

- The instruments used to provide information to shareholders and investors (yearly financial statements, Annual Report, periodic public information and website) are also important, and the processes to ensure that the information is correct, full, timely on time and offered to all shareholders alike. These processes also include everything regarding the external auditor.

2. Recent developments

As already indicated, everything regarding corporate governance has developed quickly over the past few years and in such a way that the structure and content of the various mechanisms referred to, and sometimes, the mechanisms themselves are subject to constant change.

The Santander Group has always been in the vanguard on these matters, underscored by the following:

- The effort made in transparency, which has been recognized by the prizes received for the Annual Report pioneering the effort to include detailed information on all types of remuneration of its directors, including that arising from the exercise of executive functions different from those conducted on a collegial basis in the Board and its committees.

- The existence of an Auditing Committee since 1986.

- The approval, in June 2002, of Regulations of the Board, setting out the obligations of directors, and, in June 2003, of Regulations of Shareholders' Meetings. In both cases, we did so before it was legally binding to have these instruments.

- The elimination of all anti-takeover defense measures in the corporate by-laws, agreed at the AGM in 2003

- Fostering the participation of shareholders in Meetings, with the sending by the Chairman of a setter asking for suggestions and requests.

- Making available to shareholders, again ahead of changes in the law, of the text of all the proposed agreements after the Meeting is called and also putting them on our website.

At the AGM foreseen for June 18, on first call, and June 19, on second call, the Santander Group proposes to take steps that put it in the vanguard of the most modern trends in this sphere. As well as the proposed changes to the by-laws and the Regulations of Shareholders' Meetings to bring them into line with the requirements of Law 26/2003, also noteworthy are:

This document sets out the basic elements of corporate governance at Banco Santander Central Hispano, S.A. and the essential data for 2003. Although this document includes much of the information and data in the Annual Report on Corporate Governance (which has to be published by law and made available to shareholders), its contents are not the same. We therefore remind you of the existence of the Annual Report on Corporate Governance and the right of shareholders to have it and the advisability of reading it. Such report is on the corporate web page of Grupo Santander (www.gruposantander.com)

- The elimination of the minimum number (100) of shares required to attend a Meeting, as promised last year.

- Giving shareholders the possibility to vote at a distance by electronic means and delegation of voting by the same means.

The continued attention of the Santander Group to these issues resulted in a rating of 8 over 10 in the report by the independent entity Deminor Rating on corporate governance practices. On page 57 of this Annual Report there is more information regarding this rating.

This document sets out the main lines of corporate governance at the Santander Group. Many references are made to information in other documents made available to shareholders along with this one, in order to avoid unnecessary repetition. Section 24 of this document lists the other documents and information on the Group's website. All references made to the by-laws, Regulations of Shareholders' Meetings and Regulations of the Board are to the texts approved (March 29, 2004).

II. Ownership structure

3. Number of shares. Distribution and significant shareholdings.

Number and distribution

The Bank's capital stock was, at December 31, 2003, represented by 4,768,402,943 shares. No operations were conducted during 2003 that affected the number of shares or the capital stock.

These tables set out the distribution of the capital stock by different criteria:

Distribution of capital stock by number of shares (31.12.2003)

Number of shares	Shareholders	Shares	% Capital Stock
1 to 200	456,401	35,280,516	0.74%
201 to 1,000	357,109	178,103,114	3.74%
1,001 to 3,000	156,277	270,084,064	5.66%
3,001 to 30,000	98,468	760,223,000	15.94%
30,001 to 400,000	6,956	508,136,625	10.66%
More than 400,000	522	3,016,575,624	63.26%
Total	**1,075,733**	**4,768,402,943**	**100.00%**

Distribution of the ownership of the capital stock at 31.12.2003

	Resident investors		Non-resident investors		Total	
	Shares	%	Shares	%	Shares	%
Board of Directors	163,626,904	3.43%	288,255,528	6.05%	451,882,432	9.48%
Employees (*)	23,771,084	0.50%	—		23,771,084	0.50%
Institutions	419,698,186	8.80%	2,311,075,099	48.47%	2,730,773,285	57.27%
Individuals	1,538,558,528	32.27%	23,417,614	0.49%	1,561,976,142	32.76%
Total	**2,145,654,702**	**45.00%**	**2,622,748,241**	**55.00%**	**4,768,402,943**	**100.00%**

(*) Excluding the Board of Directors

Geographic distribution of the capital stock at 31.12.2003

SPAIN	2,145,654,702	45.00%
Europe	2,252,790,563	47.24%
Africa	227,037	0.01%
Latin America	364,681,730	7.65%
Asia	4,940,321	0.10%
Oceania	108,590	0.00%
Total	**4,768,402,943**	**100.00%**

Significant shareholdings

The situation is as follows:

a. No shareholder had at December 31, 2003, without detriment to what is stated in the last paragraph of this section 3, significant shareholdings (more than 5% of the capital stock or those that permit a noteworthy influence(*). Regarding the second criterion, no shareholder had at that date a number of shares which enabled it, in accordance with article 137 of the Law of Limited Companies – proportional vote- to appoint a director (the parameter used to determine whether a shareholder has a noteworthy influence in the Bank.

Bearing in mind the current number of Board members (21), the percentage of capital needed to exercise the right to name a director would be 4.76%, a figure reached by no shareholder.

(*) Concept, for the purposes of the Annual Report on Corporate Governance, included in Ministerial Order ECO/3722/2003.

b. The main shareholdings at December 31, 2003 were:

Shareholder	Stake (direct and indirect) (%)
San Paolo-IMI Group	2.87%
Royal Bank of Scotland Group	2.83%
Société Générale Group	2.73%
Emilio Botín-Sanz de Sautuola y García de los Rios (1)	2.63%
Antonio de Sommer Champalimaud (1)	2.14%

(1) See the table in item 7.

The following entities represent, on behalf of clients and at the same date, the shareholdings shown below:

Entity	Stake (%)
Chase Nominees Limited	5.25%
State Street Bank and Trust Company	2.54%

4. Shareholders' agreements and other significant pacts

The Bank is unaware of the existence of any shareholders pacts among its shareholders.

Nevertheless, it has been deemed appropriate, given its importance and the fact that public information was given at the time, to mention the strategic agreement between the Bank and The Royal Bank of Scotland, dating from 1988. The main aspects of this agreement related to the Bank's property structure are the following:

- Neither group will increase its stake in the other without prior authorization.

- Neither group will sell shares to third parties without first offering the other the option to buy them or place them fully or partially.

- Each group is committed to supporting the other's strategy, exercising the right to vote according to the recommendations of the corresponding Board.

At December 31, 2003 Royal Bank of Scotland owned 2.83% of the Bank and Santander had 5.05% of Royal Bank of Scotland. Mr. Emilio Botín-Sanz de Sautuola y García de los Ríos, Chairman of Santander, and Mr. Juan Rodríguez Inciarte are directors of Royal Bank of Scotland and Sir George Mathewson, Chairman of Royal Bank of Scotland, is a director of Santander.

5. Treasury stock

Key data

At December 31, 2003 there were 2,538,237 shares in treasury stock (0.053% of the capital stock), down from 3,851,465 (0.08%) a year earlier.

Monthly average of treasury stock

Months	2003	2002	Variation 2003/2002
January	0.445%	0.400%	11.34%
February	0.662%	0.397%	66.67%
March	0.452%	0.347%	30.49%
April	0.411%	0.318%	29.20%
May	0.577%	0.284%	102.74%
June	0.530%	0.274%	93.54%
July	0.612%	0.396%	54.70%
August	1.005%	0.443%	126.98%
September	0.723%	0.362%	99.83%
October	0.651%	0.362%	79.98%
November	0.723%	0.435%	66.27%
December	0.624%	0.367%	70.19%

Note: Additional information on page 204.

Authorization

The authorization for treasury stock operations arises from the fifth agreement of those adopted by the Meeting on June 21, 2003, whose item II) says:

"Grant authorization so that the Bank and the subsidiaries that form part of the Group can acquire shares representing the capital stock of the Bank via any security allowed in Law, within the limits and legal requirements, up to a maximum – added to those already held – of 238,420,147 shares or, where appropriate, the number of shares equivalent to 5% of the existing capital stock at each moment, fully disbursed, at a minimum price of the nominal value and a maximum that on the continuous market of the Spanish stock exchanges at the date of purchase. This authorization can only be exercised within 18 months from the date of the Meeting. The authorization includes the acquisition of shares which, where appropriate, have to be directly delivered to employees and executives of the Bank, or as a result of exercising their option rights."

6. Agreements regarding the possible issue of new shares or bonds convertible into shares

The 8th, 9th and 10th agreements adopted at the Meeting on June 21, 2003 contain the decisions authorizing the Board to issue shares and bonds convertible into shares of the Bank. These agreements are not reproduced here in order to reduce the size of this report, but they are on the Bank's website (www.gruposantander.com) in the section called "Shareholders' Meetings" in "Legal Information for Shareholders" and in the National Securities Market Commission, as Relevant Fact number 42,705.

III. Administrative structure

7. General information

The table below sets out the composition, posts and structure of the Board of Directors and its committees and the shareholdings of directors.

Composition and structure of the Board

Board of Directors

Chairman	Emilio Botín-Sanz de Sautuola y García de los Ríos
First Vice-Chairman	Jaime Botín-Sanz de Sautuola y García de los Ríos
Second Vice-Chairman & CEO	Alfredo Sáenz Abad
Third Vice-Chairman	Matías Rodríguez Inciarte
Fourth Vice-Chairman	Manuel Soto Serrano
Directors	Juan Abelló Gallo
	José Manuel Arburúa Aspiunza
	Assicurazioni Generali S.p.A.
	Fernando de Asúa Álvarez
	Antonio Basagoiti García-Tuñón
	Ana Patricia Botín-Sanz de Sautuola y O'Shea
	Emilio Botín-Sanz de Sautuola y O'Shea
	Guillermo de la Dehesa Romero
	Rodrigo Echenique Gordillo
	Antonio Escámez Torres
	Francisco Luzón López
	Elías Masaveu y Alonso del Campo
	Sir George Mathewson
	Abel Matutes Juan
	Luis Alberto Salazar-Simpson Bos
	Antonio de Sommer Champalimaud
	Total
General Secretary and of the Board	Ignacio Benjumea Cabeza de Vaca
Deputy Secretary General and of the Board	Juan Guitard Marín

(*) Mr. Emilio Botín-Sanz de Sautuola y García de los Ríos has legally attributed the right of vote of 9,700,004 shares (0.20% of the capital stock), of the 70,519,120 shares held by the Marcelino Botín Foundation (1.48% of the capital), of 10,328,400 shares held by the Banco Santander Central Hispano Foundation (0.21% of the capital), of 12,148,004 shares held by Ana Patricia Botín-Sanz de Sautuola y O'Shea and 12,148,030 held by Emilio Botín-Sanz de Sautuola y O'Shea. This table shows the direct and indirect shareholding of the two latter directors, but in the column showing the percentage of the capital these shareholdings are shown together with those that belong to or are also represented by Emilio *Botín-Sanz de Sautuola y García de los Ríos.*
(**) 135,142,302 shares held by the Royal Bank of Scotland Group.
(***) 102,088,705 shares held by Sheiner – Consultoria e Investimentos, S.A.

		Committees						Shareholdings				
Executive	Non-executive	1. Executive Committee	2. Risk Committee	3. Audit and Compliance Committee	4. Appointments and Remuneration Committee	5. International Committee	6. Technology, Productivity and Quality Committee	Direct	Indirect	Shares represented	Total	% of Capital Stock
								5,712,422	4,947,100	90,547,524	101,207,046	2.63*
								2,723,340	5,373,402	12,624	8,109,366	0.17
								336,125	1,290,962	0	1,627,087	0.03
								518,311	39,500	61,444	619,255	0.01
								0	76,965	0	76,965	0.00
								1,440	11,801,725	0	11,803,165	0.25
								563,122	2,047	0	565,169	0.01
								9,690,000	35,148,426	6,185,873	51,024,299	1.07
								23,620	15,000	0	38,620	0.00
								470,000	0	248,630	718,630	0.02
								8,208,570	4,024,646	0	12,233,216	0.00*
								12,153,218	12,240	0	12,165,458	0.00*
								100	0	0	100	0
								651,598	7,344	0	658,942	0.01
								556,899	0	0	556,899	0.01
								1,214,450	723	0	1,215,173	0.03
								449,237	11,434,725	0	11,883,962	0.25
								122	0	135,142,302	135,142,424**	2.83
								30,822	86,150	0	116,972	0.00
								26,415	4,464	0	30,879	0.00
								100	102,088,705	0	102,088,805***	2.14
								43,329,911	**176,354,124**	**232,198,397**	**451,882,432**	**9.48**

P: Propietary.
I: Independent.
C: Committee Chairman.
D: Deputy Committee Chairman.

The independent rating agency Deminor Rating assigned the Bank 8 out of 10 for corporate governance. In Deminor's opinion "this rating reflects the superior overall performance of the company regarding its current corporate governance and functioning.The Bank is one of the leading corporate governance actors in Continental Europe" (see page 57).



Meeting of the Board of Directors in Ciudad Grupo Santander on October 27th 2003

Left to right and bottom up:
Mr. Guillermo de la Dehesa Romero, Mr. Antonio Escamez Torres, Sir. George Mathewson, Ms. Ana Patricia Botín-Sanz de Sautuola y O'Shea, Mr. Francisco Luzón López, Mr. Rodrigo Echenique Gordillo, Mr. Elias Masaveu y Alonso del Campo, Mr. Fernándo de Asúa Álvarez, Mr. Matias Rodríguez Inciarte, Mr. Jaime Botín-Sanz de Sautuola y García de los Rios, Mr. Emilio Botín-Sanz de Sautuola y García de los Rios, Mr. Alfredo Sáenz Abad, Mr. Manuel Soto Serrano, Mr. Antoine Bernheim, Mr. Antonio de Sommer Champalimaud, Mr. Luis Alberto Salazar-Simpson Bos, Mr. Antonio Basagoiti García-Tuñón, Mr. Abel Matutes Juan, Mr. Juan Abelló Gallo, Mr. Ignacio Benjumea Cabeza de Vaca, Mr. Emilio Botín-Sanz de Sautuola y O'Shea and Mr. José Manuel Arburúa Aspiunza.

8. The Board of Directors

Function.
The core activity of the Board is to supervise the whole Group, delegating the ordinary management of it in executive bodies and in the management team. This principle is recognized in the Regulations of the Board (article 3).

The Regulations also include in the list of responsibilities not only the general supervisory function but also reserve for the Board, which cannot be delegated, some of the most important decisions, without detriment to those responsibilities which correspond to the Shareholders' Meeting

Among the decisions that are the responsibility of the Board are to approve the general strategies, identify the main risks, determine the information and communication policies for the market, acquire and dispose of the main assets and appoint and decide the remuneration of senior management.

The Board is kept permanently informed of the performance of the different business areas from the reports made at all meetings by the CEO and, on the basis of the matters to be dealt agreed by the Board for each year, executive directors and those in charge of the business areas who are not directors, including the Group's units abroad.

Number of directors

The by-laws (article 29) allow a maximum of 30 directors and a minimum of 14. The Board currently has 21 directors, which the Bank believes is sufficient to guarantee due representation and efficient functioning of its Board, thereby fulfilling the Regulations of the Board.

Composition and posts. Experience

The Board's unity is essential when it comes to deciding its composition. All directors must act in the best interests of the Bank and of all its shareholders and they have the same responsibility for the Board's decisions.

The Board believes that independence must be of criterion and that this must be shown by all directors based on their solvency, integrity and professionalism. This quality should not be exclusively attributable to those Directors that fulfill certain conditions.

As a result, the distinction is made between executive and non-executive directors and, within the latter category, between proprietary and non-proprietary directors. However, in line with the recommendations of the Olivencia and Aldama reports, there are also independent directors (article 5 of the Regulations of the Board).

Independent non-executive directors are those who: (i) are not and do not represent shareholders able to influence control of the Bank; (ii) have not held an executive post in the Bank in the previous three years; (iii) do not have links for family or professional reasons with executive directors and (iv) do not have or have had relations with the Bank or the Group that could erode their independence.

Applying these criteria to the Board, 5 of the 21 directors are executive directors and 16 are non-executive directors. Of the 16 non-executive directors, 8 are independent, 5 proprietary and 3, in the view of the Board, are neither proprietary nor independent.

The directors have wide experience of banking and financial activities, as shown below. Furthermore, eight of them are or have been chairmen of large Spanish or foreign banks.

The Board believes it is very important for its work that it currently represents close to 9,48% directly of the Bank, a figure that should be considered in light of the large number of shareholders (1,075,733 at December 31, 2003).

The Chairman of the Bank is an executive chairman and in accordance with the by-laws and Regulations of the Board (articles 33 and 7.1, respectively), he is the maximum authority and has all the powers delegated in him emanating from the Law, the by-laws and the Regulations of the Board. The Board has four vice-chairmen: a First Vice-Chairman, who is non-executive proprietary; two executive Vice-Chairmen: a Second Vice-Chairman, who is the CEO, and a Third Vice-Chairman who heads the Risks Committee and a Fourth Vice-Chairman, who is non-executive independent, who heads the Auditing and Compliance Committee and coordinates the directors of this category.

The table below gives the age, experience and CV of the directors:

Mr. Emilio Botín-Sanz de Sautuola y García de los Ríos
Chairman
Executive director
Year of birth: 1934
Joined the Board in 1960
Graduate in Economics and Law
Other relevant posts: Director of Royal Bank of Scotland.

Mr. Jaime Botín-Sanz de Sautuola y García de los Ríos
First Vice-Chairman
Non-executive director (proprietary)
Year of birth: 1936
Joined the Board in 1960
Graduate in Economics and Law
Other relevant posts: former Chairman of Bankinter (1986-2002)

Mr. Alfredo Sáenz Abad
Second Vice-Chairman and CEO
Executive director
Year of birth: 1942
Joined the Board in 1994
Graduate in Law and Economics
Other relevant posts: CEO and first Vice-Chairman of Banco Bilbao Vizcaya and Chairman of Banesto. He is a director of Compañía Española de Petróleos (CEPSA).

Mr. Matías Rodríguez Inciarte
Third Vice-Chairman
Executive director
Year of birth: 1948
Joined the Board in 1988
Graduate in Economics and State Economist
Other relevant posts: Minister of the Presidency (1981-1982). He is a director of Banco Español de Crédito (Banesto).

Mr. Manuel Soto Serrano
Fourth Vice-Chairman and Chairman of the Auditing and Compliance Committee
Non-executive director (independent)
Year of birth: 1940
Joined the Board in 1999
Graduate in Economics
Other relevant posts: Deputy Chairman of Indra Sistemas, a director of Campofrío Alimentación, Cortefiel and Corporación Financiera Alba.

Assicurazioni Generali S.p.A.
Non-executive director (proprietary)
Joined the Board in 1999
Represented by Mr. Antoine Bernheim, Chairman of Assicurazioni Generali S.p.A.

Mr. Juan Abelló Gallo
Non-executive director (independent)
Year of birth: 1941
Joined the Board in 2002
Graduate in Pharmacy
Other relevant posts: Chairman of Torreal and director of Sacyr-Vallehermoso.

Mr. José Manuel Arburúa Aspiunza
Non-executive director (independent)
Year of birth: 1936
Joined the Board in 1999
Graduate in Law and Political Sciences, Economics and Business
Other relevant posts: former Chairman of BANIF

Mr. Fernando de Asúa Alvarez
Non-executive director (independent)
Year of birth: 1932
Joined the Board in 1999
Graduate in Economics and Computer Sciences, Business Administration and Mathematics
Other relevant posts: Honorary Chairman of IBM España and a director of Compañía Española de Petróleos (CEPSA).

Mr. Antonio Basagoiti García-Tuñón
Non-executive director
Year of birth: 1942
Joined the Board in 1999
Graduate in Law
Other relevant posts: Chairman of Unión Fenosa and a director of Sacyr-Vallehermoso and Compañía Española de Petróleos (CEPSA)

Ms. Ana Patricia Botín-Sanz de Sautuola y O'Shea
Executive director
Year of birth: 1960
Joined the Board in 1989
Graduate in Economics
Other relevant posts: Chairman of Banesto

Mr. Emilio Botín-Sanz de Sautuola y O'Shea
Non-executive director (proprietary)
Year of birth: 1964
Joined the Board in 1989
Graduate in Economics and Business Administration

Mr. Guillermo de la Dehesa Romero
Non-executive director (independent)
Year of birth: 1941
Joined the Board in 2002
Graduate in Law and Economics and State economist and business expert.
Other relevant posts: former Secretary of State of Economy, Secretary General of Commerce, CEO of Banco Pastor and currently a director of Campofrío Alimentación and of Unión Eléctrica Fenosa.

Mr. Rodrigo Echenique Gordillo
Non-executive director
Year of birth: 1946
Joined the Board in 1988
Graduate in Law and State Lawyer
Other relevant posts: former CEO of Banco Santander, Chairman of the Social Economic Council of the Carlos III University, Madrid, and a director of NH Hoteles.

Mr. Antonio Escámez Torres
Non-executive director
Year of birth: 1951
Joined the Board in 1999
Graduate in Law
Other relevant posts: Chairman of Santander Consumer Finance, Hispamer and Patagon Bank.

Mr. Francisco Luzón López
Executive director
Year of birth: 1948
Joined the Board in 1997
Graduate in Economics and Business Studies
Other relevant posts: former Chairman of Argentaria and a director of BBV. He is a director of Industria de Diseño Textil (Inditex) and Chairman of the Social Council of Castilla-La Mancha University.

Mr. Elías Masaveu y Alonso del Campo
Non-executive director (independent)
Year of birth: 1930
Joined the Board in 1996
Doctor in industrial engineering
Other relevant posts: Chairman of Grupo Masaveu and a director of Bankinter.

Sir George Mathewson
Non-executive director (proprietary)
Year of birth: 1940
Joined the Board in 2001
Graduate in Business Administration, Mathematics and Applied Physics, doctorate in electrical engineering.
Other relevant posts: Chairman of the Royal Bank of Scotland Group and Chairman of the British Bankers Association.

Mr. Abel Matutes Juan
Non-executive director (independent)
Year of birth: 1941
Joined the Board in 2002
Graduate in Law and Economics.
Other relevant posts: former Foreign Minister and EU Commissioner for the portfolios of Loans and Investment, Financial Engineering and Policy for Small and Medium-sized Companies (1989); North-South Relations, Mediterranean Policy and Relations with Latin America and Asia (1989) and of Transport and Energy and Supply Agency of Euroatom (1993).
Mr. Luis Alberto Salazar-Simpson Bos

Non-executive director (independent)
Year of birth: 1940
Joined the Board in 1999
Graduate in Law and qualified in Treasury and Tax Law
Other relevant posts: Chairman of Auna

Mr. Antonio de Sommer Champalimaud
Non-executive director (proprietary)
Year of birth: 1918
Joined the Board in 2002
Graduate in Economics
Other relevant posts: Owner of Grupo Mundial Confiança

Note: The resumés of each director identify their membership in the Boards of other companies only when they are publicly listed on a stock exchange.

Appointment, duration, cessation and renewal of directors
The regulation of the procedures, criteria and bodies responsible for appointing, re-electing and renewing the term of directors are set out in different parts of the Law of Limited Companies (articles 123 to 126, 131, 132, 137 and 138), of the by-laws (27.II, 29 and 30) and the Regulations of the Board (19 to 22). Also applicable are the regulations on the creation of credit entities. The system can be summed up as follows:

Responsibility for appointments
The Shareholders' Meeting is responsible for the appointment and re-election of directors. If there is a vacancy during the period for which a director was appointed the Board can appoint another director provisionally until the Meeting, at its first subsequent meeting, confirms or revokes the appointment.

Requirement and restrictions for appointments
It is not necessary to be a shareholder in order to be a director except, for legal imperatives, in the case of a provisional appointment by the Board (co-opting), referred to in the previous paragraph. A director cannot be someone who is bankrupt, under age and handicapped, sentenced for some crime which includes a ban on holding public office, sentenced for breaking the law or social regulations, barred from exercising business or civil servants whose jobs are related to the same activities as the Bank. Directors have to be people of recognized business and professional honorableness, skills and solvency. There is no age limit for being a director.

A majority of directors must have the necessary knowledge and experience of banking activities.

In the case of companies that hold directorships, the person representing the company is subject to the same requirements as individual directors.

A director, on taking up the appointment, must formally commit himself meet the obligations and duties.

Proportional system.
Shares grouped together to reach a capital stock figure at least equal to that of dividing the capital stock by the number of directors have the right to designate those that, for complete fractions, result from said quotient.

Duration of the post
Directors are appointed for three years and can be re-elected. The duration of directors appointed by co-option and ratified by the first subsequent Shareholders' Meeting is the same as that of the director being replaced.

Cessation or removal
Directors will cease in their posts after the period has expired, except in the case of re-election, by a decision of the Meeting or putting their post at the disposal of the Board (whether the director's decision, in cases of conflict of interest or a legally imposed ban or those cases that could negatively affect the working of the Board or the company's reputation).

Procedures
The proposed appointment, re-election and ratification of directors that the Board submits to the Shareholders' Meeting and the decisions taken by the Board in the cases of co-option must be preceded by the corresponding proposal of the Appointments and Remuneration Committee.

If the Board does not follow the Committee's proposal it must give reasons for this.

In the case of directors who resign, there must be a report from the Appointments and Remuneration Committee prior to the Board's decision, in the case contemplated in article 21 of the rules of procedures of the Board of Directors.

Directors affected by proposals of appointment, re-election, ratification or cessation must not participate in the deliberations and votes of the Board and of the Committee.

Criteria followed by the Board and the Appointments and Remuneration Committee
On the basis of the regulations to be applied, the recommendations arising from Spain's reports on corporate governance and the situation of the Bank and the Group, the Appointments and Remuneration Committee and the Board have been applying the following criteria for appointing, ratifying and re-electing directors and in drawing up the proposals:

a. Firstly, consideration is given to the restrictions resulting from legally imposed bans and conflicts of interest and the positive requirements (experience, solvency, etc) applicable to directors of banks in Spain.

b. A balanced Board is sought, and for this purpose

(i) A comfortable majority of non-executive directors is sought, while also ensuring an adequate number of executive directors. Currently, five of the 21 directors are executive Directors.

(ii) Of the non-executive directors, the aim is to have a significant number of independent directors (currently, eight of the total of 16), while ensuring that the Board represents a significant percentage of the capital stock (currently, directors represent 9.47% of the capital).

(iii) Importance is also attached to the diversified experience of directors, both in the different public and private spheres, as well as in the development of their professional life in the different geographic areas where the Group operates.

c. As well as these general criteria, for re-election or ratification the Board also evaluates the work and commitment of the director during the time the post was held.

In the event that that the director puts his post at the disposal of the Board, the events or circumstances that could negatively affect the working of the Board or the name and reputation of the Bank have to be considered, as well as the concurrence of suppositions of conflict of interest or a ban.

Executive Chairman and CEO
There is no accumulation of power in the Bank in one single person, as there is a clear separation of functions between the executive Chairman, the CEO, the Board and its committees.

The Chairman of the Board is the first executive and at the head of the Group's hierarchy, in accordance with article 33 of the by-laws. It is the CEO, however, who is responsible for the daily management of the different business areas and who reports to the Chairman.

The structure of the collegiate and individual bodies of the Board is configured in such a way as to ensure a balanced activity in all of them, including the Chairman. Of note are the following:

- The Board and its committees exercise supervision and control of the activities of both the Chairman and the CEO.

- The Fourth Vice-Chairman, who is an independent director, heads the Auditing and Compliance Committee and coordinates the directors of this category.

- The powers delegated in the CEO are the same as those in the Chairman. Neither of them has any of the powers reserved just for the Board.

Secretary of the Board
The Regulations of the Board (article 10) regarding the Secretary of the Board, assisted by a Deputy Secretary, include ensuring that the Board's activities respect the law and guaranteeing that its procedures and rules of governance are respected and regularly reviewed. The Regulations establish that the Secretary helps the Chairman in his tasks and watches over the smooth functioning of the Board, paying particular attention to providing directors with the necessary advice and information, keeping the documentation, reflect in the minutes the matters discussed in meetings and vouch for the Board's agreements.

The coherence between the Board's aforementioned tasks and those carried out by its committees is strengthened by the stipulation in the Regulations of the Board that the Secretary of the Board and of all its committees must always be the General Secretary of the Bank.

The Secretary of the Board is an important post and has a team to provide the necessary support.

It's stability is credited by the fact that the position of Secretary of the Board has been performed by the same person since 1994.

Duties

The duties of directors are contained in the Regulations of the Board which, following the change to article 27 to provide more detail on these duties, are now in line with the new articles 127, 127 bis, 127 ter and 127 quater of the Law of Limited Companies, and in article 114.3 of the law of Securities Markets, both laws as amended by Law 26/2003. The following are included:

- The duty of diligent administration, which includes that of providing proper information on the performance of the Bank.

- The duty to be faithful to the Bank's interests.

- The duty of loyalty, which includes the obligation not to participate and to inform in cases of conflict of interest, the obligation not to take advantage of business opportunities and the obligation to communicate the shareholdings or posts held in companies with the same, similar or complementary corporate purpose to that of the Bank, or carrying out such activities on one's own account.

- The obligation not to act on in confidential information.

- The duty of secrecy, even after stepping down as a director.

Lastly, the duties of loyalty and secrecy concern not only the directors but also the Secretary and Deputy Secretary.

Functioning and information

The rules on these matters are contained in articles 33, 34, 35, 38 and 39 of the by-laws and 17, 18, 23 and 24 of the Regulations of the Board.

In order for the Board to be validly constituted, more than half of its members need to personally attend or be represented.

The agreements are adopted by absolute majority of directors attending, except when the decisions require a qualified majority, such as the appointment of the Chairman, the CEO, the permanent delegation of powers in the Executive Committee and agreements on the appointment of its members, and in all cases a two-thirds majority is needed.

In accordance with the Regulations of the Board, the Secretary of the Board calls the meetings or in his absence the Deputy Secretary, who sends directors the agenda proposed by the Chairman of the Board at least four days before the Board meets. Information and documentation is normally sent three days before the meeting. The Chairman has a tie-breaking vote.

The information provided to directors before meetings is specifically drawn up with the purpose of preparing for the meetings. The Board believes the information is complete.

The importance attached to the right of information of directors is underscored by the fact that there is a chapter in the subject in the Regulations of the Board which recognises the powers of directors to obtain information on any aspect of the Bank and of all its subsidiaries, whether in Spain or abroad. This right of information goes hand in hand with that of inspection.

Directors are empowered to examine the books, registries, documents and other reports on operations and to inspect offices and installations.

Directors not only have access to all the information provided to the Board but also the right to collect and obtain, via the Secretary, the information and advice needed to fulfil their functions.

The Regulations also recognize the right of directors to seek the aid of experts so that directors can ask the Board to contract, at the Bank's cost, external advisors for those tasks that concern specific problems of particular importance or complexity in the exercise of their duties. The Board has the right to deny the request if it provides good reasons for doing so.

The Regulations of the Board establish that a minimum of nine ordinary meetings will be held every year. The Board will also alwa meet when the Chairman so decides, on his own initiative or at the request of, at least, three directors. In 2003, 10 meetings were held.

The Chairman leads the debates, oversees the adequate functioning of the Board and fosters the participation of all directors in the meetings and deliberations.

Directors can delegate their vote, for each meeting and in writing, in another director.

There is a formal process for the internal evaluation of the Board which is carried out every year by the Chairman who writes to each director and asks them their opinion on aspects concerning the quality and efficiency of the Board. The process ends with conclusions and the adoption of measures to make the Board function better.

The CEO will present at each meeting of the Board a full report on the performance of the Bank and the Group and the degree of fulfilment of the goals.

Remuneration

The by-laws establish the following systems of remuneration for directors:

a. Remuneration as directors

(i) Joint participation in the year's income

The limit is 5% unless the Board has set a lower figure. Moreover, the allocations established in the prevailing legislation (for example, allocations to reserves in accordance with the laws on the equity of credit entities) have first to be made.

This participation can also include, within the limits, senior management.

The Board at its meeting on December 22, 2003, at the proposal of the Appointments and Remuneration Committee and with the reservation that the limit did not exceed 5% of the Bank's net income, set the participation at:

- EUR 64,904.31 for each member of the Board.
- EUR 141,026.37 for each member of the Executive Committee.
- EUR 32,454.65 for each member of the Auditing and Compliance Committee.

In the case of posts not held for the whole year, the amounts will be set proportionately.

The total amount of these participations, added to those corresponding to senior management, all of it in accordance with article 37 first paragraph of the by-laws, was EUR 3.15 million, 0.218% of the Bank's income in 2003.

(ii) Attendance allowances
The Board, at its meeting on November 25, 2002, set the amount of the attendance allowances for its meetings and those of its committees excluding the Executive Committee, for which no allowances are paid, in accordance with the proposal made by the Appointments and Remuneration Committee, as follows:

- Director: EUR 2,100 for each resident director and EUR 1,700 for non-resident directors.
- Committees: EUR 1,050 for resident directors and EUR 850 for non-resident directors.

b. Remuneration for functions other than those of being a director
Includes, in accordance with article 37, fourth paragraph, of the by-laws, the remuneration of directors for performing the functions of an executive director or others, different from those of the general supervision exercised collegiately in the Board or in its committees.

These remunerations, in their different components (fixed, variable, passive rights, etc), are approved by the Board, at the proposal of the Appointments and Remuneration Committee.

c. Remuneration linked to the Bank's shares
In this case, the decision corresponds according to the law and the by-laws, to the Shareholders' Meeting, at the proposal of the Board, previous report by the Appointments and Remuneration Committee.

There were no proposals or decisions linked to this type of remuneration in 2003.

All the remunerations of directors, including executive directors for the exercise of their executive functions, are set out individually and by area on page 157 to 159 of this Annual Report.

9. The Board's Committees

General data
In accordance with the Regulations of the Board, the Board has an Executive Committee, able to delegate general decision-making powers, and a Risks Committee, with specific powers in risk issues.

The table below sets out the composition and meetings during 2003 of these committees.

Decision-making committees	Number of members	Executive directors	Non-executive directors	Number of meetings	Hours*
1 Executive Committee	9	5	4	52	240
2 Risks Committee	6	1	5	99	250

* Estimated hours put in by each non-executive director.

The Board also has the following committees: Auditing and Compliance, Appointments and Remuneration, International and Technology, Productivity and Quality. None of them has decision-making powers but just information, advice and making proposals. Their main figures are:

Informing Committees	Number of members	Executive	Non-executive	Number of meetings	Hours*
1 Auditing and Compliance Committee	6	0	6	13	60
2 Appointments and Remuneration Committee	5	0	5	7	15
3 International Committee	9	4	5	2	4
4 Technology, Productivity and Quality Committee	7	2	5	2	4

* Estimated hours put in by each non-executive director

We now look at the Executive Committee, the Auditing and Compliance Committee and the Appointments and Remuneration Committee. As regards the Risks Committee and without detriment to what is indicated in item 7 above, detailed information is given on pages 108 of this Annual Report.

Executive Committee

The Executive Committee is a basic instrument for corporate governance in the Bank and its Group. The Board believes it has a balanced composition as it comprises nine directors, five of whom are executive and four non-executive (two independent and who are neither proprietary nor independent directors).The committee provides the Board with full information on its decisions and proposes to the Board those decisions which are within its powers.

Auditing and Compliance Committee

The Auditing and Compliance Committee was created in the sphere of the Board to provide support and specialization in the tasks of controlling and reviewing the accounts and compliance. Its mission, which has been defined and approved by the Board, is established in the by-laws and in the Regulations of the Board.

Only non-executive directors are members of this committee, according to the Regulations. Its chairman is always an independent director and someone who has the necessary knowledge and experience of accounting techniques and principles. Currently, he is the Fourth Vice-Chairman.

Its functions include drawing up the report submitted for approval to the Shareholders' Meeting of the annual financial statements and reviewing, before it is disseminated, the periodic financial information which as well as the annual information is provided to the markets and to the supervisory bodies. The committee revises the Bank's and the Group's accounts, oversees fulfilment of the legal requirements and the correct application of generally accepted accounting principles and criteria suggested by management.

The committee also proposes to the Board the appointment of the auditing firm, the conditions of its contract, the scope of its professional mandate and, where appropriate, the revocation of its appointment, always ensuring its independence and tending to those circumstances or issues that could put it at risk and any other matter related to the auditing of the accounts.

In order to conduct this task, the committee supervises the internal auditing services, which report to the Board, knowing the process of financial information and of the internal control systems.

The Auditing and Compliance Committee makes an specific valuation of its functioning throughout the years. A report on the activity of the Auditing and Compliance Committee in 2003 is distributed jointly with this Annual Report. More information is provided on page 138 of this Annual Report.

Appointments and Remuneration Committee

This is another specialized committee of the Board, without functions that can be delegated. The Regulations of the Board state that the members of this committee are all non-executive directors, and its chairman is an independent director.

Its functions include drawing up and reviewing the criteria that must be followed for the composition of the Board and for selecting those people who are proposed as directors. The committee formulates, with objective criteria and adjustment to corporate interests, the proposals for appointing, re-electing and ratifying directors, as well as the appointment of members of the Board's committees.

The committee proposes to the Board the type and amount of annual remuneration of directors and executive vice-presidents, ensuring its transparency and including such information in the Annual Report and in the Annual Report of Corporate Governance.

10. International Advisory Board

This Board is regulated in article 16 of the Regulations of the Board of Directors and consists of well-known Spaniards and foreigners, who are not directors. It helps to design, develop and, where appropriate, put into practice the business strategy at the global level by contributing ideas and suggesting business opportunities. Its members are:

Chairman:	Mr. Antonino Fernández, Chairman of Grupo Modelo in Mexico.
Members:	Mr. Antonio Barrera de Irimo, a former Finance Minister and former Deputy Prime Minister of Spain for Economic Affairs.
	Mr. Bernard de Combret, Chairman of Elf Trading Geneva.
	Mr. Santiago Foncillas, former Chairman of Grupo Dragados.
	Mr. Richard N. Gardner, a former US ambassador to Spain.
	Mr. Angel Gurría, a former Finance Minister of Mexico.
	Mr. Harry P. Kamen, former Chairman and CEO of Metropolitan Life Insurance.
	Mr. Gerhard Schulmeyer, for Chairman and CEO of Siemens Corporation.
	Mr. Leopoldo Calvo Sotelo, a former Prime Minister of Spain.
	Mr. Francisco Pinto Balsemão, a former Prime Minister of Portugal.
Secretary:	Mr. Ignacio Benjumea

11. Senior Management

Composition

The management of the company, at the maximum level, corresponds under the command of the Chairman and the CEO to the members of the Senior Management. As a result, the Chairman, the CEO and the following persons, members of the Senior Management integrate the Upper Management of the Company, without prejudices of the positions that in some cases they occupy in the Board of Directors.

Banesto	Ana Patricia Botín-Sanz de Sautuola y O'Shea
Latin America	Francisco Luzón López
	Marcial Portela Álvarez
	Jesús Mª Zabalza Lotina
	Fernando Cañas Berkowitz
Internal Auditing	David Arce Torres
Retail Banking	Enrique García Candelas
Global Wholesale Banking	Adolfo Lagos Espinosa
	Francisco Martín López Quesada
	Gonzalo de las Heras Milla
Industrial Portfolio	Joan David Grimà Terré
Communication and Economic Studies	Juan Manuel Cendoya Méndez de Vigo
Europe, Finance Companies and Quality	Juan Rodríguez Inciarte
Financial	Francisco Gómez Roldán
	José Manuel Tejón Borrajo
Resources and Costs	Pedro Mateache Sacristán
Portugal	Antonio Horta Osorio
Risks	Matías Rodríguez Inciarte
	Teodoro Bragado Pérez
	José María Espí Martínez
	Javier Peralta de las Heras
General Secretary and of the Board	Ignacio Benjumea Cabeza de Vaca
	Juan Guitard Marín

Remuneration

The information on the remuneration of senior management officers is on page 159of this Annual Report.

IV. Related-party transactions, intra-group operations and conflicts of interest

12. Operations with significant shareholders of the Bank

Article 30 of the Regulations of the Board says:

"The Board will be informed of any direct or indirect transaction between the Bank and a significant shareholder, assessing it from the standpoint of equality of treatment of all shareholders and of market conditions, and providing information on such transactions in the Annual Report of Corporate Governance, as it is stated by the applicable legislation ."

As previously stated, the Bank has not knowledge of significant shareholders.

Nevertheless, we are setting out information on those operations in 2003 with shareholders who are proprietary directors (Assicurazioni Generali) or have a direct relation with a proprietary director (Royal Bank of Scotland whose Chairman is Sir George Matthewson) of particular importance, although all of them were conducted in market conditions and in the sphere of the Group's usual businesses:

a. On March 11, 2003 the preference shares Series R BSCH Finance Ltd. owned by Royal Bank of Scotland were redeemed ahead of time. These shares amounting to US$295.1 million were issued in December 2000. The redemption was at par and in cash. Prior to that, Royal Bank of Scotland had renounced its right to use the funds from the redemption to subscribe to new shares of Banco Santander Central Hispano, S.A. at the market price.

b. On May 14, 2003, the Bank announced it had reached two agreements with Royal Bank of Scotland. In one it agreed to buy at a premium of EUR 65 million over the equity value the private banking business in Latin America of Coutts and Co, a subsidiary of the Scottish bank and in the other RBS agreed to buy for EUR 486 million the credit card business and consumer credit portfolio of our subsidiary in Frankfurt, Santander Direkt Bank.

c. On June 30, the Bank announced that it would exercise for £ 62.5 million the option to acquire from Royal Bank of Scotland the 12.74% that the Scottish entity held in Banco Santander Portugal. This purchase increased the Group's stake in Banco Santander Portugal to 97.95%.

d. On September 22 the Group announced it was in talks with Generali España, Holding de Entidades de Seguros, S.A., a subsidiary of the Italy's Assicurazioni Generali, to buy from it 20% of the bancassurance company Santander Central Hispano Seguros y Reaseguros, S.A., owned by Generali España and sell it 13.22% of Banco Vitalicio de España, S.A., owned by the Group. An agreement was signed on October 13 for the purchase and sale of these packets of shares for EUR 57 million. The With the acquisition of 20% de Santander Central Hispano Seguros y Reaseguros, S.A. the Group now controls 100% of the company.

13. Operations with directors or senior management officers of the Bank and with directors of Group companies

Without detriment to the more detailed information referred to in the following paragraph regarding operations mentioned in article 200.13 of the Law of Limited Companies and rule 32 of Bank of Spain Circular 5/1993, there were no operations with directors or senior management officers of the Bank or of its Group outside the normal business or not conducted in normal market conditions.

As regards loans and advances to directors, the information is set out on page 160 of this Annual Report.

14. Inter group operations

There were no significant inter group operations in 2003 that were not eliminated in the process of consolidation, were not made in market conditions or were not an inherent part of the Group's activity or businesses.

15. Mechanisms to monitor conflicts of interest

Directors
In the specific case of directors of the Bank, conflicts of interest are regulated by article 27 of the Regulations of the Board, which has been adapted to the new article 127.ter of the Law of Limited Companies, introduced by Law 26/2003. Article 27 establishes the obligation of directors to tell the Board of any situation of direct or indirect conflict of interest which may exist with the Bank and not to take part in the operation to which the conflict refers.

Mechanisms to identify and resolve conflicts of interest among senior management officers
The mechanisms of detection are largely based on the obligation by people subject to the Code of Conduct in the Securities Market to declare in cases of conflicts of interest. The code is available on the Group's website www.gruposantander.com).

This obligation is regulated in Title I, Chapter III, setter A ("Declaration of Personal Situations"). The relevant articles are 12 and 13 of the Code and are as follows:

"12. General declaration of links.
Persons subject to this must declare their interest to Compliance Management and ensure that the details of the declaration are kept up-to-date.

13. Situations of possible conflict
Persons subject must bring to the attention of Compliance Management any situation where, because of their links or any other reason or consideration, there could exist a conflict of interest, in the view of an impartial observer And in respect of an activity, service or specific operation."

Title I, Chapter III, letter B ("Procedure in Conflicts of Interest") of the Code of Conduct in the Securities Market regulates the procedure of people subject to said code in situations of conflict of interest based on the principle of "Avoidance of Conflicts", which is developed in item 14 of said code, under which:

"People subject will seek to avoid conflicts of interest, both their own and of the Group, and, if they are personally affected by them, will abstain from participating or, where appropriate, from voting, in situations where they are raised and will tell those who take the corresponding decisions."

As regards the regulations for settling conflicts of interest, the Code of Conduct in the Securities Market (article 15) states that the following should be taken into account:

"15.1 In case of a conflict of interest between the Group and a client, safeguard the interests of the client.

15.2 In the case of a conflict of interest between people subject to the Code and the Group, the obligation of loyal conduct of the former.

15.3 In the case of conflict of interest between clients, those affected will be contacted and the services or operations in conflict can only be carried out with the consent of the clients affected. None of them will be favoured."

16. Administrative bodies for the resolution of conflicts of interest.

Directors
The responsibility of the Board.

Senior Management
The Code of Conduct in the Securities Market establishes in Title I, Chapter III, letter B ("Procedure in the face of Conflicts of Interest"), item 15 the following bodies for the resolution of cases:

"Conflicts of interest will be resolved by the maximum executive of the area affected; if they affect several then the first person in the hierarchy above all of them or, if none of this applies, by the person appointed by the Compliance Management. In cases where there are doubts about the responsibility or on the way to resolve the issue the Compliance Management will also be consulted."

17. Specific conflicts of interest

In 2003 there were 32 cases when directors abstained from taking part in or voting at deliberations or meetings of the Board or of its committees In accordance with the rules already set out.

V. The General Meeting of Shareholders

18. Meeting of June 21, 2003.

It was the only one held in 2003.

A total of 152,892 shareholders attended or were represented, with 2,235,091,330 shares.

The 19 members of the Board who attended had 29,939,463 own shares and represented another 1,969,144,791 shares. The owners of 1,448,873,683 of the represented shares conferred their representation on the Chairman of the Board or on other members of it, giving instructions to vote in favour of all the Board's proposals.

Following, the main agreement adopted are summarized, giving the voting share by which they were approved. Full text of these agreements can be found in the webpage of Grupo Santander (www.gruposantander.com).

	Shares		
Agreements adopted	Votes for	Votes against	Abstentions
1. Approval of the annual financial statements and of the management during 2002.	98.801%	0.101%	1.098%
2. Approval of the distribution of income generated in 2002.	99.834%	0.053%	0.112%
3. Re-election as directors of Jaime Botín-Sanz de Sautuola y García de los Ríos, Alfredo Sáenz Abad, Matias Rodríguez Inciarte, Ana Patricia Botín-Sanz de Sautuola y O'Shea, Emilio Botín-Sanz de Sautuola y O'Shea, Rodrigo Echenique Gordillo, Elías Masaveu y Alonso del Campo and Sir George Mathewson, and ratification of the appointment of António de Sommer Champalimaud as a director.	99.647%	0.234%	0.119%
4. Re-election of Deloitte & Touche España, S.L. as the auditors for 2003.	99.828%	0.058%	0.113%
5. Authorization to acquire treasury stock.	99.819%	0.070%	0.111%
6. Changes to the by-laws: articles 17 (limit on the number of votes that can be made at a Meeting by a single shareholder), 24 (strengthened majority requirement for the Meeting to adopt certain agreements), 27 (powers of the Meeting), 30 (eligibility requirements for directors), 32 (requirements to be appointed Chairman or Vice Chairman), 36 (powers of the Board) and introduction of a new by-law, article 39 (in order to include the regulations of the Auditing and Compliance Committee), renumbering of articles 39 to 45 as the new articles 40 to 46.	99.558%	0.285%	0.157%
7. Approval of the Regulations of Shareholders' Meetings.	99.847%	0.066%	0.087%
8. Delegation of powers in the Board so that, within a year, it can state the date and set the conditions for a EUR 300 million increase in the capital agreed by the Meeting.	98.916%	1.016%	0.068%
9. Authorization for the Board to increase the capital by a maximum of EUR 1,192.1 million and within 5 years.	97.633%	2.166%	0.201%
10. Empowering the Board to issue up to EUR 4,000 million of fixed-income securities convertible into and/or exchangeable for shares in the Bank.	97.870%	1.979%	0.151%
11. Empowering the Board to issue fixed-income securities not convertible into shares up to a maximum of EUR 18,000 million.	99.547%	0.341%	0.112%
12. Authorization for the Board to interpret, correct, complement, execute and develop the agreements adopted and empowerment to register them.	99.765%	0.055%	0.180%

Before this Meeting the Chairman sent a setter to all shareholders asking them to put forth questions and suggestions. There were 938 replies (782 letters and 156 e-mails). On the basis of the replies, the Board at its meeting on June 20, 2003 approved a series of measures, announced by the Chairman to the Meeting the following day.

19. Delegation and vote. Information for shareholders and communication with them.

Delegation and vote
Under the Bank's internal rules, articles 16 and 45 of the by-laws and article 8 of the Regulations of Shareholders' Meetings regulate the representation and delegation of votes at Shareholders' Meetings.

However, as regards these articles, the Board will propose changes at the next Meeting in order to bring them into line with the new articles 105 and 106 of the Law of Limited Companies and article 114 of the Securities Market Law in order to achieve a greater facility in the use of voting from a distance.

In accordance with the Regulations of the Board, the Group's website includes, as of the calling of the Meeting on June 18, on first call, and June 19, on second call, the details regarding the ways and procedures to confer representation. The ways and procedures for telematic delegation and voting from a distance by electronic means are also indicated.

The delegation cards include the items on the agenda and request the voting indication for each one of them. The name of the shareholder to whom the voting rights are delegated is named.

In order to ensure the exercise of the vote, the cards have been contemplating the following provisions:

- In the case of lack of delegation in a specific person, the delegation will be understood to have been granted to the Chairman of the Board.

- In the case of the lack of voting instructions, the vote will be understood to be in favour of the proposals of the Board.

Information for shareholders and communication with them
The exercise of the legal right of information is developed in article 25 of the by-laws and in articles 7 and 18 of the Regulations of Shareholders' Meetings. However, as regards these articles, the Board will propose changes to the Meeting which bring them into line with the article 112 of the Law of Limited Companies as amended settled by the law 26/2003.

Shareholders can communicate with the Bank by writing a letter and by electronic means, as well as getting in touch with the telephone service for shareholders.

In accordance with the Regulations of the Board, there is a department that manages the flow of regular information with institutional investors who are shareholders of the Bank. However, as also envisaged in the Regulations of the Board, the Bank has taken the necessary precautions so that relations between the Board and institutional shareholders never result in the delivery to them of information that could put them in a privileged situation or one of advantage over other shareholders.

The Shareholders' Area provides a personalized service to shareholders not only when the Meeting is called but also throughout the year.

VI. Information and transparency. Relations with the auditing firm. The website. Other informations.

20. Information for the markets

The Regulations of the Board state that the Board (article 31.1) will inform the public at once about a) significant developments that could affect the Bank's share price; b) changes that significant affect the shareholder structure; c) substantial changes to the Bank's rules of governance; d) operations of particular importance with members of the Board: and e) treasury stock operations of significance.

21. Financial information

In accordance with the Regulations of the Board (article 31.2), the Board has taken the necessary measures to ensure that quarterly, six monthly and other information made available to the markets is drawn up with the same principles, criteria and professional practices as those used for the annual financial statements and enjoys the same reliability. This information is reviewed by the Auditing and Compliance Committee and by the Board before it is disseminated.

22. Other material information

Of note, in addition to article 31.1.a) of the Regulations of the Board, is what is set out in the Code of Conduct in the Securities Market, in accordance with which it is the responsibility of the Compliance Management to inform the National Securities Market Commission of any material information generated within the Group. This communication will always be made before the dissemination of material information to the market and to the media, and will take place as soon as there is a decision or an agreement is subscribed to or executed.

The information disseminated will be true, clear, complete, balanced, provided quickly and, where possible, quantified.

In 2003 the Bank made public 39 pieces of material information, which could be also found on the Bank's website and in the CNMV's website.

23. Relations with the auditing firm

Independence of the auditor
Given the importance that this aspect of corporate governance has for the Bank, the Board has entrusted the overseeing of the auditor's independence to the Auditing and Compliance Committee. This committee is responsible for channelling the relation between the Board and the auditing firm.

The Bank has the mechanisms established in the Regulations of the Board (article 32) to maintain the independence of the auditor, including a ban on the Board from contracting auditing firms whose fees for all the concepts would represent more than 2% of the firm's total revenues during the last year and a provision that the partner responsible for the auditing team is replaced every seven years. The Regulations of the Board also limit the contracting with the firm of other services, different from those of auditing, which could put its independence at risk.

The Regulations oblige the Board to make public the total fees of the firm for services other than auditing.

The chairman of the Auditing and Compliance Committee meets the auditors from time to time in order to guarantee the effectiveness of its work and analyze the possible situations which could put at risk its independence.

There is detailed information on pages 138 and 193 of the Annual Report about the remuneration for auditing and other services, as well as the figures for both concepts and their respective percentages of the firm's total fees at world level.

The drawing up of accounts that do not give rise to qualified reports
The mechanisms used for this (under articles 14.1 and 2 c), e) y f) and 35.1 and 5 of the Regulations of the Board) can be summed up as follows:

- Rigour in the collection of the data for the accounts and in their drawing up by the services of the Bank and the Group, all in accordance with the legal requirements and the applicable accounting principles.

- Revision of the accounts drawn up Auditing and Compliance Committee, the body specializing in this function, composed on non-executive directors and chaired by the Fourth Vice-Chairman, an independent director. This committee acts as the channel of communication with the auditing firm.

- Periodic contacts with the auditing firm, both by the Board – twice a year – as well as the Auditing and Compliance Committee – 10 times a year, which enables the existence of possible differences of criteria to be compared with sufficient time.

- In any case, when there is a discrepancy because the Board believes it must maintain its criterion it must make public its reasons and the scope of the disagreement.

24. Website

Under the agreement adopted by the Board at its meeting on January 23, 2004 all the information required by article 117 of the Securities Market Law, in the implementation of Law 26/2003, and ECO/3722/2003 can be easily obtained from the Group's website (www.gruposantander.com) in "Legal Information for Shareholders".

The following information is also available:

- The by-laws
- The Regulations of the Shareholders' Meeting
- The Regulations of the Board
- The Annual Report on Corporate Governance
- The Code of Conduct of the Securities Markets
- The General Code of Conduct
- The calling of the Shareholders' Meeting on June 18, on first call, and the 19th, on second call, together with the documentation and information regarding, the proposed agreements – including changes to the by-laws, the Regulations of Shareholders' Meetings and of the Board – and the mechanisms for exercising the rights of information and delegation of voting, including via telematic means.

25. Information on the share, trading, price performance and dividends.

On pages 103-105 of this Annual Report there is detailed information on all aspects of the Santander share.

26. Risks

On pages 108-135 of this Annual Report there is information on the Group's risk policies.

27. Recommendations on corporate governance contained in the Olivencia Report and in the Aldama Report

On the Annual Report on Corporate Governance there is detailed information on fulfilment of these recommendations, available an the Group's Website, www.gruposantander.com.

28. Relevant developments regarding the Group's equity stakes held with other companies.
We summarize below the information published by the Santander Group regarding pacts on equity stakes jointly held with other companies at December 31, 2003.

a. Regarding the stake in Antena 3 de Televisión, S.A., Santander announced on November 4, 2003:

- A contract was drawn up with Kort Geding, S.L. under which Kort Geding, S.L. committed itself to buy and Santander to sell 1,666,680 shares of Antena 3 de Televisión, S.A. (3% of its capital). The operation was formalized on November 27, 2003.
- Kort Geding, S.L. and Macame, S.A. (100% subsidiary of the Santander) signed an agreement to change the Third Pact (price adjustment) of the contract to buy and sell shares of Antena 3 de Televisión, S.A. of September 16, under which Kort Geding, S.L. bought shares from Macame, S.A. (2.5% of the capital of Antena 3 de Televisión, S.A).
- Between October 29 and November 3, 2003, Santander and Macame, S.A. sold in the market shares of Antena 3 de Televisión, S.A. (2.986% of the capital).

b. On April 4, 2003 Santander announced that it had increased its stake in the Argentine group Orígenes from 39.2% to 59.2%, fulfilling the agreements reached in 2000 with Bank of Boston. Grupo Orígenes consists of a pension fund management entity, an insurance firm for the retired and a life assurance company. On May 5, 2000 Santander had announced the consolidation of its Group in Argentina's pension fund sector via the purchase, with the partner in Orígenes – Grupo Banco de la Provincia de Buenos Aires –, of 55% of AFP Previnter.

c. On March 3, 2003 Santander announced that, via its subsidiary Banif, it had agreed the entry of San Paolo-IMI into Allfunds Bank, with a 50% stake. This investment is a core element of a strategic agreement whose purpose is to develop the business of analysis, advice and distribution of third party funds in Europe.

Created in 2000, Allfunds is the Santander Group's advisory and fund contracting platform for institutional clients, whose main users are distributors – banks, savings banks, broker-dealers, and management funds. It offers one stop shopping for the execution and business of funds, advice and support.

d. On December 11, 2002 Santander announced it had reached an agreement with Bank of America Corporation, under which Bank of America would acquire 24.9% of Grupo Financiero Santander Serfin S.A. de C.V.

Under the agreement Bank of America Corporation appointed two directors, giving it the right to participate in the taking of strategic decisions by Grupo Financiero Santander Serfin, S.A. de C.V., while Santander kept its responsibility for management.

The agreement envisaged that Bank of America Corporation would hold its stake for at least three years, at the end of which it could, if deemed opportune, use several liquidity mechanisms, including listing its shares and a right to sell then to Santander at book value just once.

e. On December 18, 2001 Santander announced that Endesa, Unión Fenosa and itself had decided, together with ING, to buy 26.89% of AUNA from Telecom Italia.

As a result, Santander acquired 12.62% of AUNA, which together with the 10.87% already held, brought the stake to 23.49%, and it has the right by virtue of this operation to acquire a further 2.5%, what has happened in 2004.

29. Compliance codes and the prevention of money-laundering

Information on the General Code of Conduct and the Code for the Securities Markets is on page 216 of this Annual Report. The full text of these codes is on the Group's website.

Pages 216 and 217 of this report contain information on compliance activities and the prevention of criminal money-laundering in 2003.

30. Independent assessment of corporate governance at Grupo Santander.

The Board of Directors of Banco Santander Central Hispano asked Deminor Rating to assess its current corporate governance structures and workings. Deminor Rating assigned the Bank 8 out of 10, with 10 for "best practices" and 1 for "more doubtful practices".

The rating reflects Deminor Rating's opinion of the extent to which the Bank complies with internationally recognized corporate governance principles and practices that serve the long-term interests of its investors. In the view of Deminor, the rating of 8 for the Bank reflects the superior overall performance of the company regarding its current corporate governance structure and functioning. The Bank, in its opinion, is one of the leading corporate governance actors in Continental Europe and performs particularly well on its disclosure standards and in its board functioning.

Deminor's full report is on the Group's website (www.gruposantander.com) and on the firm's website (www.deminor-rating.com).

Financial and risk data


Beatriz
Moreta

Pérgolas Walk
Santander Group City

Financial and risk data



Belén Redondo and Dolores Solarana

North façade, Marisma building Santander Group City

Consolidated financial report

Summary of 2003

The Santander Group conducted its business in 2003 against a background of an upturn in world economies, with modest but rising growth at the end of the year, due to the upswing in the US and in emerging Asian countries.

This growth was not enhanced by Euro zone economies, which overall grew by 0.5% in 2003, as a result of the scant leeway in fiscal policies, the negative effect of a strong euro on exports and the slow adjustment in the costs of non-financial companies.

Latin America, after a sluggish start to the year, registered constant growth and ended 2003 with growth of 1.5%, due to greater budgetary discipline, lower interest rates and a higher volume of lending in the region.

The Spanish economy was more in line with world's best performers. Spurred by buoyant domestic demand, low interest rates, tax cuts and a good corporate situation, GDP grew 2.4% in 2003. Also noteworthy were the continued low levels of non-performing loans and the strong pace of growth in lending.

The dollar's slide and the depreciation of Latin American currencies against the euro had a significant impact on comparisons between 2002 and 2003, as reflected in the table on the next page.

Currency depreciation affected earnings (converted at average exchange rates) more than balances (converted at period-end rates).

The depreciation at average exchange rates had a negative impact of 15 percentage points between 2002 and 2003, while the impact at year-end rates was less negative in lending in 2003 (-2.7 points) and in customer funds (-4.5 points).

In this environment, the Group's strategy focused on boosting customer business – reflected in the strong growth in retail banking in Europe and in the second half of the year in Latin America – tightening cost control, improving the quality of our risks and increasing the strength of the balance sheet.

The result of this strategy was a notable improvement in income, very significant growth in balances and gains in profitability, efficiency, credit quality ratios and solvency.

The Group generated net attributable income of EUR 2,610.8 million, 16.2% more than in 2002. This was higher than the target for the year and a new record for the Group. On a cash-basis, net attributable income was EUR 3,133.3 million.

The rise in income came from businesses and the most recurring revenues, with a gradual upward trend as the year progressed. The increase in net interest revenue excluding dividends and in net fees and commissions in the fourth quarter was such that basic revenue was the highest of the year in that period.

This upward trend is also reflected in net operating income, which increased 2.8% (16.6% eliminating the impact of exchange rates) over 2002 (-12.6% year-on-year in the first quarter, -7.4% in the first half and -1.3% in the first nine months).

The same goes for net attributable income which declined 8.7% in the first quarter, rose 8.0% in the first half, 12.1% in the first nine months and 16.2% for the whole year.

The least recurring revenues did not feed through to the bottom line because of the early amortization of Banespa's goodwill (reduced to zero), fulfilling the commitment to do this in less than five years. This would have been impossible in the future because of the regulation governing the first application of the International Accounting Standards (IAS).

European Retail Banking, spurred by growing business and cost control in Spain, the rise in income in Portugal despite the recession and the high generation of income from Consumer Finance business, increased its net operating income by 18.5% and its income before taxes by 17.4%.

Of note in Latin America was the better performance of retail business in local currency terms in the last few months, in line with the better prospects for the region. Income in US dollars, the currency used for the area's accounts, increased 14.3%.

The year-on-year comparisons for global areas also continued to improve, particularly Asset Management and Insurance in Spain and Global Wholesale Banking.

Total funds managed by the Group increased 10.3% to EUR 460,694 million. One of the key elements was the business drive and the pace of growth gathered pace from quarter to quarter in customer business.

Lending rose 10% for the whole Group (eliminating the effect of securitizations). The performance was particularly positive in Spain, the fruit of the marketing campaigns conducted during the year.

Growth in funds also improved, and was 11% for all those on-balance sheet (excluding REPOs), mutual funds and pension plans. The emphasis was placed on defending spreads in deposits and growth in mutual and pension funds in Spain, Portugal and Latin America.

All the main management ratios improved during 2002, including:

- The efficiency ratio improved to below 50% for the first time (49.3%), 2.9 points better than in 2002.
- ROE rose by 2.1 points to 14.5% (17.4% on a cash-basis).
- The ratio of non-performing loans declined by 34 basis points to 1.55% and coverage increased by 25 percentage points to 165%. The improvement came from all areas.

- The BIS ratio was 12.4%. The better composition is reflected in a one point rise in core capital (to 6.1%) and the sensitivity of equity to exchange rate movements was reduced.

As a result of these achievements and the better prospects in Brazil Moody's and Fitch Ratings in 2003 and Standard & Poor's in January 2004 improved their ratings of the Group and of its main subsidiaries.

Exchange rates: currency/Euro parity

	2003		2002	
	Year-end	**Average**	Year-end	Average
US$	1.2630	1.1293	1.0487	0.9420
Pound sterling	0.7048	0.6917	0.6505	0.6285
Argentine peso	3.7259	3.3305	3.5394	2.8335
Bolivian peso	9.8527	8.6501	7.8584	6.7399
Brazilian real	3.6646	3.4593	3.7124	2.6358
Colombian peso	3,510.7429	3,249.9953	3,006.5242	2,330.7388
Chilean peso	748.3910	778.6707	755.3269	646.9462
New Mexican peso	14.1772	12.1770	10.9972	9.0595
Paraguayan guarani	7,546.6003	7,286.5472	7,498.5003	5,244.5607
New peruvian sol	4.3810	3.9281	3.6867	3.3094
Uruguayan peso	36.8796	31.7010	28.3673	18.2562
Venezuelan bolivar	2,018.2857	1,814.0590	1,464.7722	1,026.3904

Income statement

	2003		2002		Var. 2003/2002		2001
	Mill. euros	**%ATA**	Mill. euros	%ATA	Amount	(%)	Mill. euros
Interest revenues	17,203.7	5.07	22,711.3	6.57	(5,507.6)	(24.25)	28,116.8
Dividends	441.5	0.13	473.2	0.14	(31.7)	(6.70)	548.4
Interest expenses	(9,686.9)	(2.86)	(13,825.9)	(4.00)	4,139.0	(29.94)	(18,408.4)
Net interest revenue	**7,958.3**	**2.35**	**9,358.7**	**2.71**	**(1,400.3)**	**(14.96)**	**10,256.8**
Net fees and commissions	4,170.6	1.23	4,289.3	1.24	(118.7)	(2.77)	4,621.7
Basic revenue	**12,128.9**	**3.58**	**13,647.9**	**3.95**	**(1,519.0)**	**(11.13)**	**14,878.5**
Trading gains	998.8	0.29	356.3	0.10	642.6	180.37	685.1
Net operating revenue	**13,127.7**	**3.87**	**14,004.2**	**4.05**	**(876.5)**	**(6.26)**	**15,563.6**
Personnel and general expenses	(6,477.7)	(1.91)	(7,322.1)	(2.12)	844.4	(11.53)	(8,401.0)
a) Personnel expenses	(4,049.4)	(1.19)	(4,521.7)	(1.31)	472.3	(10.45)	(5,258.3)
b) General expenses	(2,428.3)	(0.72)	(2,800.3)	(0.81)	372.0	(13.28)	(3,142.7)
Depreciation	(762.8)	(0.23)	(889.8)	(0.26)	127.0	(14.28)	(987.3)
Other operating costs	(166.5)	(0.05)	(226.5)	(0.07)	60.0	(26.47)	(230.9)
Operating costs	**(7,407.0)**	**(2.18)**	**(8,438.4)**	**(2.44)**	**1,031.3**	**(12.22)**	**(9,619.2)**
Net operating income	**5,720.7**	**1.69**	**5,565.8**	**1.61**	**154.9**	**2.78**	**5,944.5**
Income from equity - accounted holdings	407.3	0.12	279.9	0.08	127.4	45.50	521.9
Less: Dividends from equity - accounted holdings	*309.5*	*0.09*	*353.1*	*0.10*	*(43.6)*	*(12.35)*	*423.7*
Earnings from Group transactions	955.6	0.28	1,008.9	0.29	(53.4)	(5.29)	1,169.4
Net provisions for loan - losses	(1,495.7)	(0.44)	(1,648.2)	(0.48)	152.5	(9.25)	(1,586.0)
Writedown of investment securities	0.7	0.00	(0.3)	(0.00)	1.0	—	(0.8)
Accelerated goodwill amortization	(1,719.2)	(0.51)	(702.9)	(0.20)	(1,016.3)	144.59	(1,230.7)
Other income	754.6	0.22	(338.8)	(0.10)	1,093.4	—	61.2
Income before taxes (cash-basis*)	**4,624.0**	**1.36**	**4,164.5**	**1.21**	**459.5**	**11.03**	**4,879.6**
Corporate tax	(869.4)	(0.26)	(723.1)	(0.21)	(146.3)	20.24	(910.4)
Net consolidated income (cash-basis*)	**3,754.5**	**1.11**	**3,441.4**	**1.00**	**313.2**	**9.10**	**3,969.2**
Minority interests	306.7	0.09	137.8	0.04	168.9	122.59	340.3
Dividend - preferred shareholders	314.5	0.09	400.7	0.12	(86.2)	(21.52)	500.3
Net attributable income (cash-basis*)	**3,133.3**	**0.92**	**2,902.9**	**0.84**	**230.4**	**7.94**	**3,128.6**
Ordinary goodwill amortization	*(522.5)*	*(0.15)*	*(655.7)*	*(0.19)*	*133.2*	*(20.31)*	*(642.3)*
Net attributable income	**2,610.8**	**0.77**	**2,247.2**	**0.65**	**363.6**	**16.18**	**2,486.3**
Note:							
Average Total Assets	339,001.6		345,496.3		(6,494.7)	(1.88)	352,788.3
Average Shareholders' Equity	18,035.0		18,098.0		(63.0)	(0.35)	17,935.0

(*) Before ordinary goodwill amortization.

Quarterly

Million euros	2002	2003			
	4th quarter	**1st quarter**	**2nd quarter**	**3rd quarter**	**4th quarter**
Interest revenues	5,576.8	4,447.1	4,331.2	4,228.0	4,197.4
Dividends	46.1	49.5	205.6	98.6	87.7
Interest expenses	(3,543.5)	(2,597.7)	(2,507.9)	(2,336.0)	(2,245.3)
Net interest revenue	**2,079.4**	**1,899.0**	**2,028.9**	**1,990.6**	**2,039.8**
Net fees and commissions	986.0	998.5	1,047.4	1,055.3	1,069.4
Basic revenue	**3,065.4**	**2,897.5**	**3,076.3**	**3,045.9**	**3,109.2**
Trading gains	177.9	267.9	316.0	256.3	158.6
Net operating revenue	**3,243.2**	**3,165.4**	**3,392.3**	**3,302.2**	**3,267.8**
Personnel and general expenses	(1,813.4)	(1,575.5)	(1,631.1)	(1,620.8)	(1,650.3)
a) Personnel expenses	(1,068.5)	(990.3)	(1,019.7)	(1,011.8)	(1,027.6)
b) General expenses	(744.9)	(585.2)	(611.4)	(609.0)	(622.7)
Depreciation	(216.9)	(189.8)	(187.8)	(190.0)	(195.2)
Other operating costs	(48.7)	(31.1)	(43.2)	(44.7)	(47.5)
Operating costs	**(2,079.0)**	**(1,796.4)**	**(1,862.1)**	**(1,855.5)**	**(1,893.0)**
Net operating income	**1,164.3**	**1,369.0**	**1,530.2**	**1,446.7**	**1,374.8**
Income from equity - accounted holdings	97.3	124.2	(15.8)	152.3	146.6
Less: Dividends from equity - accounted holdings	*43.0*	*14.0*	*173.7*	*52.3*	*69.5*
Earnings from Group transactions	809.6	701.3	27.8	(24.7)	251.2
Net provisions for loan - losses	(218.6)	(332.8)	(481.2)	(289.3)	(392.3)
Writedown of investment securities	0.0	0.2	0.0	0.4	(0.0)
Accelerated goodwill amortization	(646.3)	(681.1)	(10.1)	(7.9)	(1,020.1)
Other income	(276.0)	(55.8)	180.4	(51.1)	681.1
Income before taxes (cash-basis*)	**930.3**	**1,125.0**	**1,231.2**	**1,226.5**	**1,041.2**
Corporate tax	(117.6)	(205.7)	(229.3)	(263.5)	(170.9)
Net consolidated income (cash-basis*)	**812.7**	**919.4**	**1,001.9**	**962.9**	**870.3**
Minority interests	33.8	58.9	85.2	85.1	77.5
Dividend - preferred shareholders	94.7	88.9	79.4	78.3	67.9
Net attributable income (cash-basis*)	**684.1**	**771.6**	**837.3**	**799.5**	**724.9**
Ordinary goodwill amortization	(158.8)	(159.1)	(157.1)	(162.3)	(44.0)
Net attributable income	525.3	612.5	680.3	637.2	680.9
Note:					
Average Total Assets	334,609.9	323,389.2	338,220.6	345,219.1	349,329.8
Average Shareholders' Equity	17,262.2	18,307.4	18,691.3	17,688.2	17,537.4

(*) Before ordinary goodwill amortization.

Santander Group results

Net interest revenue for the whole of 2003 amounted to EUR 7,958.3 million, 15.0% lower than in 2002. The comparison with 2002 is still greatly affected by exchange rates. Eliminating the impact of this factor, net interest revenue only declined 1.2%. Another major negative factor was the fall in interest rates in Europe and Latin America.

These negative factors were partly offset by the greater volume of business and by the policies adopted by the Group's different units to defend customer spreads. Of note was the good performance from quarter to quarter. Eliminating the seasonal impact of dividends, the third and fourth quarters were clearly better than the first and second, due to the good performance of the Santander Central Hispano Network and Banesto. The net interest revenue of both Santander Central Hispano and Banesto in the fourth quarter was the highest of the year, after improvements in all quarters.

In **net fees and commissions**, comparisons with 2002 are more favourable (-2.8%). Eliminating the exchange rate impact, there was growth of 7.2%. Of note was the rise in commissions from cards (+12.4%), insurance (+45.7%), funds (+10.3%) and securities (+12.1%), excluding the exchange rate impact in all cases. The improvement in funds was due to commissions from mutual funds, chiefly in Spain, because of the mix of greater volume and improved spread. In securities the main advance was due to commissions from underwriting and placement as those from the purchase and sale of securities continued to register moderate growth.

Net interest revenue (excluding dividends)

Million euros


9,708
8,885
7,517
-15.4%*
1,849
1,823
1,892
1,952
2001
2002
2003
Q1 03
Q2 03
Q3 03
Q4 03

(*) Exchange rate effect excluded: -1.2%

The performance by business areas also varied considerably. Of note was Santander Central Hispano Retail Banking with growth of 15.0% and Portugal (+25.3%). Retail Banking in Latin America registered a decline of 18.3% in euros, but was 5.6% higher eliminating the exchange rate impact.

Average yield of assets and average cost of funds

	January-December 2003		January-December 2002	
(%)	Weight	Av. rate	Weight	Av. rate
Central banks and Government debt securities	11.06	4.07	9.38	4.70
Due from banks	11.40	3.57	11.87	4.90
Loans:	49.36	6.18	48.76	7.66
Euros	37.92	4.99	33.34	5.71
Foreign currency	11.44	10.11	15.42	11.90
Investment securities	14.85	5.22	15.48	8.17
Other assets	13.33	—	14.51	—
Other revenue	—	0.52	—	0.69
Total	**100.00**	**5.21**	**100.00**	**6.71**
Due to banks	18.21	3.19	15.18	5.00
Customer deposits:	48.26	2.64	50.11	3.59
Euros	33.34	1.80	31.60	2.26
Foreign currency	14.92	4.50	18.51	5.84
Debt securities and subordinated debt:	14.38	4.14	14.60	4.72
Euros	8.65	3.91	6.27	4.83
Foreign currency	5.73	4.49	8.33	4.63
Net shareholders' equity	5.88	—	6.00	—
Other liabilities	13.27	1.60	14.11	2.42
Other costs	—	0.20	—	0.42
Total	**100.00**	**2.86**	**100.00**	**4.00**

Net fees and commissions also showed a good trend, and rose in all quarters. European Retail Banking, particularly the Santander Central Hispano Network, continued to perform well, with each quarter's figure higher than that of the same period of 2002. Latin America also improved, with the third and fourth quarter figures much higher than those of the previous quarters.

Basic revenue of EUR 12,128.9 million was 11.1% lower than in 2002, but 1.4% higher after eliminating the exchange rate effect.

Trading gains in 2003 amounted to EUR 998.8 million, 2.8 times higher than in 2002. The factors at play were the gains this year, mainly from trading and ALCO positions (due to interest rates and exchange rates), in clear contrast with the losses arising from the portfolio sales in Brazil (in order to reduce risk positions) during the second and third quarters of 2002 which made last year's figure much lower than the Group's average.

Net operating revenue declined 6.3% to EUR 13,127.7 million, but was 5.9% higher at constant exchange rates.

Another noteworthy feature of the Group's income statement was the effort made to contain costs, which are still one of the main objectives of management.

The success in this area was reflected in **personnel and general expenses** which were 11.5% lower, with a slightly higher fall in general costs (-13.3%) than in personnel (-10.5%), and in all the items comprising general expenses. These costs, like the rest of the income statement, were very affected by exchange rates. Eliminating the impact, they declined 0.7%, with personnel expenses down 0.9% and general ones 0.3%. This performance should be viewed within the context of inflation in the main Latin American countries.

Net fees and commissions

Million euros


4,622
4,289
4,171
-2.8%*
999
1,047
1,055
1,069
2001
2002
2003
Q1 03
Q2 03
Q3 03
Q4 03

(*) Exchange rate effect excluded: +7.2%

The reduction in personnel expenses underscored the effort made in 2002 to reduce the number of employees in Spain, Portugal and Latin America. European Retail Banking reduced its personnel costs by 1.7%; of note was Santander Central Hispano Retail Banking, which reduced its personnel costs by 1.2%. Also noteworthy was the 22.7% decline at Retail Banking in Latin America (+0.5% excluding the exchange rate impact), a significant reduction in real terms.

Net fees and commissions

			Variation 2003/2002		
Million euros	**2003**	2002	Amount	(%)	2001
Commissions for services	2,288.6	2,449.1	(160.5)	(6.55)	2,471.4
Commercial bills	406.7	503.9	(97.2)	(19.29)	488.2
Credit and debit cards	484.8	477.2	7.7	1.61	539.4
Account management	422.6	458.4	(35.7)	(7.80)	513.5
Insurance	350.7	257.1	93.6	36.42	230.0
Contingent liabilities	201.9	192.7	9.3	4.82	209.5
Other operations	421.8	559.9	(138.1)	(24.67)	490.9
Mutual & pension funds	1,297.0	1,282.5	14.5	1.13	1,551.7
Securities services	585.0	557.7	27.3	4.90	598.6
Total	**4,170.6**	**4,289.3**	**(118.7)**	**(2.77)**	**4,621.7**

Personnel and general expenses

Million euros	2003	2002	Variation 2003/2002 Amount	(%)	2001
Personnel expenses	4,049.4	4,521.7	(472.3)	(10.45)	5,258.3
General expenses:	2,428.3	2,800.3	(372.0)	(13.28)	3,142.7
Information technology	454.7	520.9	(66.2)	(12.70)	546.4
Communications	230.3	316.2	(85.9)	(27.16)	347.2
Advertising	211.4	266.0	(54.6)	(20.51)	340.1
Buildings and premises	437.4	483.5	(46.1)	(9.54)	560.7
Printed & office material	74.0	93.3	(19.3)	(20.69)	109.6
Taxes (other than income tax)	146.8	199.8	(53.0)	(26.52)	203.6
Other expenses	873.6	920.6	(47.0)	(5.10)	1,035.1
Total	**6,477.7**	**7,322.1**	**(844.4)**	**(11.53)**	**8,401.0**

The general expenses of European Retail Banking dropped 3.8% while the fall in Retail Banking Latin America was 25.8% (-2.6% excluding the exchange rate impact).

The Group's purchasing and optimization of costs area continued to adopt measures to cut spending, while the organization and IT areas continued to improve processes in order to boost efficiency and productivity throughout the Group.

The performance of revenues and strict cost control improved the **efficiency ratio** to 49.3%, 2.9 percentage points better than in 2002. The main improvements took place in Santander Central Hispano Retail Banking, Banesto, Consumer Finance in Europe and Global Wholesale Banking.

Net operating income, after deducting operating costs (including depreciation and other expenses which, together, declined 16.7%) from net operating revenue, increased 2.8% to EUR 5,720.7 million. This growth was due to an improved trend from quarter to quarter compared with 2002.

Like other revenue concepts, net operating income was also negatively affected by exchange rates. Eliminating this impact, net operating income grew 16.6%. Growth came largely from

Efficiency ratio

%


53.98
52.28
49.34
-294 b.p.
2001
2002
2003

Net operating income

Million euros


5,945
5,566
5,721
+2.8%*
1,369
1,530
1,447
1,375
2001
2002
2003
Q1 03
Q2 03
Q3 03
Q4 03

(*) Exchange rate effect excluded: +16.6%

Net loan-loss and country risk provisions

Million euros	**2003**	2002	Variation 2003/2002 Amount	(%)	2001
Non - performing loans	1,720.2	2,061.9	(341.7)	(16.57)	2,141.0
Country - risk	133.0	(20.0)	153.0	—	(61.4)
Recovery of written - off assets	(357.5)	(393.7)	36.2	(9.19)	(493.6)
Net provisions	**1,495.7**	**1,648.2**	**(152.5)**	**(9.25)**	**1,586.0**

Europe (+18.5%), Retail Banking in Latin America (+5.6%, excluding the exchange rate effect) and Financial Management and Equity Stakes.

Income from equity-accounted holdings, including dividends received, amounted to EUR 716.8 million, 13.2% higher than in 2002. The increase was because the higher contributions of Cepsa, Sanpaolo IMI, Unión Fenosa, Urbis and insurance companies offset the lower contributions from Royal Bank of Scotland, Dragados and Vallehermoso (as a result of the sale of stakes).

Net operating income and income from equity-accounted holdings totalled EUR 6,128.0 million, 4.8% more than in 2002 (+18.3% excluding the impact of exchange rates).

Earnings from Group transactions were in line with those of 2002 at EUR 955.6 million, mainly as a result of the capital gains generated in the first quarter (EUR 681 million) from the sale of 24.9% of Santander Serfin to Bank of America, and EUR 217 in the fourth quarter from the sale of shares in Royal Bank of Scotland (the stake was 5% at the end of 2003). These capital gains were used for early amortization of goodwill and so did not feed through to income.

Gross provisions for loan-losses were 16.6% lower than in 2002 at EUR 1,720.2 million. This was due to the exchange rate effect, the reduced provisions for Argentina, in accordance with local criteria, and the lower needs for the rest of Latin America, as those for Europe were higher, mainly because of statistical (EUR 329 million allocated in 2003) and generic provisions (from greater business). The specific provisions for Europe reflect the Group's excellent credit risk quality.

Net country-risk needing provisions includes the increase this year in the coverage in Argentina of country-risk requiring provisions.

One of the most notable aspects of the 2003 income statement was the amortization of EUR 2,241.7 million of **goodwill** against earnings, EUR 883.1 million more than in 2002. The difference was largely due to the decision to amortize ahead of time EUR 1,719.2 million (EUR 1,016.3 million more than in 2002). Almost all of this was related to Banespa, whose goodwill was reduced to zero.

As indicated at the beginning of this section, the rule that regulates the first application of the International Accounting Standards (IAS) was published in 2003. This states that the reformulation of the 2004 financial statements, which will have to be done so that the 2005 accounts (the first year for applying the IAS) can be compared with those of 2004, will not be proforma but definitive. When the IAS comes into effect the assets and liabilities of the initial balance sheet will be those of January 1 2004 and thus it is likely that the goodwill maintained in the future on the Group's balance sheet will be that at the end of 2003.

As a result, in order to meet our commitment to amortize the goodwill of Banespa in less than five years, we amortized all of it in 2003.

The Group's portfolio of equity stakes has also been restructured under the IAS. Associated companies are those where the stake is more than 20%, except those that are not permanent, and stakes of less than 20% are regarded as ordinary investments in equities, except for Royal Bank of Scotland, which is of a permanent and influential nature.

Other income includes a series of different items, both positive (basically the capital gains from the sale of buildings, the sale of a stake in Vodafone and the reclassification of Argentina's country-risk under the heading of "net provisions for loan-losses" which includes country-risk) as well as allocations to strengthen the balance sheet. Overall, other income was EUR 754.6 million positive EUR (338.8 million negative in 2002).

Income before taxes on a cash-basis was 11.0% higher than in 2002 at EUR 4,624.0 million.

Net consolidated income on a cash-basis was EUR 3,754.5 million. Of this, EUR 306.7 million was minority interests, 122.6% higher than in 2002 mainly for Banesto and Santander Serfin.

The dividends from preferred shares declined 21.5% because of the redemptions and the dollar's slide against the euro.

Net attributable income on a cash-basis (i.e. before ordinary amortization of goodwill) rose 7.9% to EUR 3,133.3 million.

Net attributable income (cash-basis)

Million euros


3,129
2,903
3,133
+7.9%*
823
772
704
837
691
800
684
725
2001
2002
2003
Q1 02 Q1 03
Q2 02 Q2 03
Q3 02 Q3 03
Q4 02 Q4 03

(*) Exchange rate effect excluded: +19.3%

Net attributable income

Million euros


2,486
2,247
2,611
+16.2%*
670
613
526
680
525
637
525
681
2001
2002
2003
Q1 02 Q1 03
Q2 02 Q2 03
Q3 02 Q3 03
Q4 02 Q4 03

(*) Exchange rate effect excluded: +30.9%

Eliminating the ordinary amortization of goodwill (EUR 522.5 million, 20.3% less than in 2002), **net attributable income** was 16.2% higher at EUR 2,610.8 million. This was well above the forecast and set a new record for the Santander Group.

The quarterly performance of net attributable income was excellent, as we have seen in other parts of the income statement. The net attributable income generated in the fourth quarter (EUR 680.9 million) was the highest of the year. It was 6.8% higher than in the third quarter and 29.6% more than in the same period of 2002. The same happened for the third and second quarters which were also higher than in the same periods of 2002.

Net attributable income per share was EUR 0.5475 , 15.2% more than in 2002. On a cash-basis, the figure was EUR 0.6571 per share.

ROE was 14.5%, well above that in 2002 (12.4%). On a cash- basis, ROE was 17.4% (16.0% in 2002).

ROE

%


2001
2002
2003
17.44
17.37
16.04
+133 b.p.
13.86
14.48
12.42
+206 b.p.
ROE (cash-basis)
ROE

Balance sheet

Million euros	2003	2002	Variation 2003/2002 Amount	(%)	2001
Assets					
Cash and central banks	8,907.4	6,241.6	2,665.9	42.71	9,782.2
Government debt securities	31,107.9	24,988.5	6,119.4	24.49	24,694.9
Due from banks	37,617.8	40,256.4	(2,638.6)	(6.55)	42,989.3
Loans	172,504.0	162,973.0	9,531.1	5.85	173,822.0
Investment securities	59,675.4	45,852.0	13,823.3	30.15	58,001.5
Fixed income	44,277.1	32,086.2	12,190.9	37.99	42,304.4
Equity	15,398.3	13,765.9	1,632.4	11.86	15,697.1
Shares and other securities	*10,064.1*	*7,866.8*	*2,197.4*	*27.93*	*7,807.9*
Equity stakes	*4,266.4*	*4,769.7*	*(503.3)*	*(10.55)*	*6,661.8*
Equity stakes in Group companies	*1,067.8*	*1,129.4*	*(61.6)*	*(5.46)*	*1,227.4*
Tangible and intangible assets	5,058.3	5,583.6	(525.3)	(9.41)	7,227.7
Treasury stock	10.2	14.7	(4.6)	(31.13)	21.4
Goodwill	7,385.2	9,954.7	(2,569.5)	(25.81)	9,868.7
Other assets	24,902.5	23,908.4	994.2	4.16	30,202.7
Prior years' results from consolidated companies	4,621.8	4,435.2	186.6	4.21	1,527.1
Total assets	**351,790.5**	**324,208.1**	**27,582.4**	**8.51**	**358,137.5**
Liabilities					
Due to banks	75,580.3	50,820.7	24,759.6	48.72	53,929.8
Customer deposits	159,335.6	167,815.8	(8,480.2)	(5.05)	181,527.3
Deposits	132,747.6	130,463.2	2,284.4	1.75	142,935.8
REPOs	26,588.0	37,352.6	(10,764.6)	(28.82)	38,591.5
Debt securities	44,441.2	31,289.1	13,152.1	42.03	41,609.1
Subordinated debt	11,221.1	12,450.2	(1,229.1)	(9.87)	12,996.0
Net provisions for risk and charges	12,727.7	13,980.0	(1,252.3)	(8.96)	17,049.5
Minority interests	5,439.5	6,036.7	(597.2)	(9.89)	7,433.3
Net consolidated income	3,232.0	2,785.6	446.4	16.02	3,326.9
Capital	2,384.2	2,384.2	0.0	0.00	2,329.7
Reserves	19,445.0	18,788.4	656.7	3.49	17,190.4
Other liabilities	17,983.9	17,857.4	126.6	0.71	20,745.5
Total liabilities	**351,790.5**	**324,208.1**	**27,582.4**	**8.51**	**358,137.5**
Other managed funds (off - balance sheet)	**108,903.0**	**93,337.9**	**15,565.1**	**16.68**	**95,246.5**
Mutual funds	80,502.0	68,139.5	12,362.5	18.14	68,535.0
Pension funds	19,494.8	17,513.5	1,981.3	11.31	18,841.9
Managed portfolios	8,906.1	7,684.9	1,221.2	15.89	7,869.6
Total managed funds	**460,693.5**	**417,546.0**	**43,147.5**	**10.33**	**453,384.0**
Contingent liabilities	**30,514.2**	**27,166.9**	**3,347.3**	**12.32**	**30,282.9**
Guarantees	27,273.9	23,862.8	3,411.1	14.29	26,101.3
Documentary credits	3,240.3	3,304.1	(63.8)	(1.93)	4,181.7

Loans

Million euros	2003	2002	Variation 2003/2002 Amount	(%)	2001
Public sector	5,487.4	4,897.1	590.2	12.05	4,249.7
Private sector	103,515.6	88,876.1	14,639.5	16.47	84,721.7
Secured loans	47,999.6	37,273.8	10,725.8	28.78	33,028.3
Other loans	55,516.0	51,602.4	3,913.6	7.58	51,693.4
Non-resident sector	68,617.7	74,137.9	(5,520.2)	(7.45)	90,138.0
Secured loans	18,796.1	19,774.4	(978.3)	(4.95)	24,301.2
Other loans	49,821.6	54,363.6	(4,541.9)	(8.35)	65,836.8
Gross loans	**177,620.7**	**167,911.2**	**9,709.5**	**5.78**	**179,109.4**
Less: allowance for loan-losses	5,116.7	4,938.2	178.5	3.61	5,287.3
Net loans	**172,504.0**	**162,973.0**	**9,531.1**	**5.85**	**173,822.0**
Note: Doubtful loans	3,276.7	3,699.7	(423.0)	(11.43)	3,894.5
Public sector	0.9	3.6	(2.7)	(74.99)	4.5
Private sector	930.7	1,000.3	(69.6)	(6.96)	931.0
Non-resident sector	2,345.1	2,695.9	(350.8)	(13.01)	2,959.0

Consolidated balance sheet

Total managed funds of EUR 460,694 million were 10.3% higher than in 2002. In order to correctly interpret the balance sheet, one should take into account the negative impact between the periods being compared of the depreciation of the main Latin American currencies and of the dollar's slide against the euro (at period-end exchange rates). Overall, the impact of these factors on the changes in the balances of the whole Group was -3.9 percentage points.

Group lending amounted to EUR 177.621 million, 5.8% more than at the end of 2002 and 8.5% higher excluding the impact of exchange rates.

The increase does not fully reflect the growth in business, as several securitizations were made. In 2003 more than EUR 4,000 million of mortgages, consumer loans and loans to SMEs were securitized in Spain and EUR 3,767 million of mortgages in Portugal. Excluding this effect, lending rose 10% (+14% eliminating the impact of exchange rates).


Gross loans
Billion euros
179.1
177.6
167.9
+5.8%*
2001
2002
2003
Secured loans. Private sector
Billion euros
48.0
37.3
+28.8%*
33.0
2001
2002
2003

(*) Exchange rate effect excluded: +8.5%

(*) Securitizations excluded: +31.4%

Memorandum accounts

Million euros	2003			2002		
	Balance (nominal value)	**Equival assets**	**Risk weighted assets**	Balance (nominal value)	Equival Assets	Risk weighted assets
Contingent liabilities:						
Rediscounts, endorsements and acceptances	26.7	26.7	26.7	45.1	45.1	45.1
Assets assigned to sundry obligations	81.2	81.2	81.2	185.6	185.6	185.6
Guarantees and other sureties	27,273.9	16,653.4	14,818.1	23,862.8	14,447.9	12,696.7
Other contingent liabilities	3,372.4	1,143.3	870.5	3,609.2	1,618.2	933.1
Subtotal Contingent Liabilities	**30,754.2**	**17,904.6**	**15,796.4**	**27,702.7**	**16,296.8**	**13,860.5**
Commitments:						
REPOs under agrement to repurchase	512.7	256.4	68.7	466.6	233.3	233.3
Balances drawable by third parties:						
By credit entities	943.5	262.2	59.1	1,047.4	345.0	79.6
By Public Administrations	2,569.6	1,076.1	185.7	2,246.1	996.9	142.0
By other sectors	45,099.2	10,931.5	9,568.8	45,810.4	8,952.4	8,044.0
Other commitments	5,385.6	16.1	8.3	5,207.0	231.1	151.3
Subtotal Commitments	**54,510.7**	**12,542.3**	**9,890.7**	**54,777.4**	**10,758.6**	**8,650.2**
Total memorandum accounts	**85,264.8**	**30,446.8**	**25,687.0**	**82,480.1**	**27,055.4**	**22,510.7**

Lending in Spain grew by EUR 15,230 million (+16.2%) in 2003, with strong growth of 28.8% in secured loans. Deducting the impact of securitizations, total secured loans increased 31.4% and loans to other resident sectors grew 18.0%.

The growth rates improved quarter by quarter as the year advanced, underlining the success of the Group's different retail banking marketing campaigns. Growth in lending by the Santander Central Hispano Network (excluding securitizations) accelerated from 9% year-on-year in March, to 12% in June, 17% in September and 21% for the whole of 2003. The pace of growth at Banesto Retail over the same period increased from around 16% to 32%. Most of this growth was due to mortgages. Lending to SMEs and corporates also rose.

This performance reflected the high volume of new loans in Spain following the marketing campaigns conducted in the last few months and which led to 7.6% growth in the fourth quarter in all lending to the private sector (excluding the impact of securitizations). Secured loans increased 11%.

In the rest of Europe, lending increased 9.1% (excluding securitizations), due to the growth in Portugal (+4.2%) and Germany (+34.5%).

In Latin America, lending declined 13.1% because of the

Credit risk management*

Million euros	**2003**	2002	Variation 2003/2002 Amount	(%)	2001
Non-performing loans	3,222.5	3,676.5	(454.0)	(12.35)	3,895.5
NPL ratio (%)	1.55	1.89	(0.34)		1.86
Allowances for loan-losses	5,323.1	5,144.9	178.3	3.47	5,583.0
NPL coverage (%)	165.19	139.94	25.25		143.32
Non-performing loans **	2,712.2	3,315.4	(603.2)	(18.19)	3,489.8
NPL ratio (%) **	1.31	1.70	(0.39)		1.67
NPL coverage (%) **	196.26	155.18	41.08		159.98

(*) Excluding country-risk
(**) Excluding NPLs backed by residential mortgages
Note: NPL ratio: Non-performing loans / computable risk

Non-performing loans evolution

Million euros	**2003**	2002	2001
Balance at beginning of period	3,676.5	3,895.5	4,527.5
+ Net additions	720.5	1,356.4	1,438.9
- Write-offs	(1,174.5)	(1,575.4)	(2,070.8)
Balance at period-end	**3,222.5**	**3,676.5**	**3,895.5**

negative exchange rate impact in almost all countries. Excluding the exchange rate effect, the year-on-year fall was -1.9%, and it was largely due to the lower balances in Argentina, Chile (merger impact) and Mexico (repayment of IPAB).

However, there was selective growth, excluding the impact of exchange rates, in some key countries, such as Brazil (+9.5%), Mexico (+24%, excluding IPAB) and Puerto Rico, whose growth accelerated in the second half of the year.

These movements produced a change in credit risk exposure by geographic areas. Europe's relative share in the Group's total increased from 79% in December 2002 to 83% at the end of 2003.

Together with loans, the Group assumed other non-lending risks (guarantees and documentary credits), as well as different commitments and contingencies assumed by the Group in the normal course of its business, of which the nominal value, the amount of equivalent credit and the risk-weighted figure are provided. The latter is calculated in accordance with the BIS capital ratio regulations.

In **risk control**, the Group continued its traditional policy of prudent management. The ratio of non-performing loans (NPLs) for the whole Group dropped to 1.55% at the end of 2003, down from 1.89% at the end of 2002. NPL coverage rose to 165.2% from 139.9% at the end of 2002.

The NPL ratio for the Group in Spain remained low at 0.87% (0.92% in December 2002). NPL coverage increased by 33 points to 223.8%.

In Portugal, the NPL ratio was 2.30%, very much in line with that in December 2002, despite the country's recession. NPL coverage rose 15 points to 125.4%.

The NPL ratio of Consumer Finance in Europe was 2.08%, well below the 2.84% at the end of 2002. NPL coverage was 150.5%, 6.8 percentage points higher than a year earlier.

In Latin America, the NPL ratio was 3.89%, lower than and at the end of 2002 (4.07%). NPL coverage rose by more than 11 points to 125.2%.

Fuller information on the performance of credit risk, control and tracking systems and internal risk models to calculate provisions is given in the section on Risk Management in this Annual Report.

The Group reduced the balance of its **net foreclosed assets** by 16.5% in 2003 to EUR 237.1 million. Coverage was 57.2%.

NPL ratio

%


1.86
1.89
1.55
-34 b.p.
2001
2002
2003

NPL coverage

%


165
143
140
+25 p.p.
2001
2002
2003

Foreclosed assets

Million euros	2003	2002	2001
Balance at beginning of period	679.5	998.9	1,127.9
Foreclosures	257.0	176.0	338.4
Sales (book value)	(344.6)	(316.4)	(426.9)
Other	(38.7)	(178.9)	(40.4)
Gross foreclosed assets	**553.3**	**679.5**	**998.9**
Allowance established	316.2	395.4	563.5
Coverage (%) *	57.15	58.19	56.41
Net foreclosed assets	**237.1**	**284.1**	**435.4**

(*) Allowance established / Gross foreclosed assets

Total customer funds increased 6.2% to EUR 323,901 million. Excluding the exchange rate impact, funds rose 10.2%.

As in loans, year-on-year growth in funds gathered pace as 2003 advanced, and the year ended with double digit growth.

Analysis of the total growth does not reflect the business activity developed by the Group. The Group has developed different management policies depending on the type of product and the geographic area.

In Spain, deposits (excluding REPOs), mutual funds and pension plans were 10.2% higher than in 2002.

Customer funds

			Variation 2003/2002		
Million euros	2003	2002	Amount	(%)	2001
Public sector	9,225.9	12,126.1	(2,900.1)	(23.92)	14,466.9
Private sector	77,918.9	78,432.1	(513.2)	(0.65)	71,891.3
Demand deposits	25,089.2	21,743.6	3,345.7	15.39	21,252.2
Saving accounts	17,823.4	16,057.7	1,765.8	11.00	15,472.4
Time deposits	18,640.1	21,326.5	(2,686.5)	(12.60)	19,155.9
REPOs	16,348.5	19,194.7	(2,846.2)	(14.83)	15,928.3
Other accounts	17.7	109.7	(92.0)	(83.83)	82.6
Non-resident sector	72,190.7	77,257.6	(5,066.8)	(6.56)	95,169.1
Deposits	65,885.5	68,929.3	(3,043.9)	(4.42)	84,901.4
REPOs	6,305.2	8,328.2	(2,023.0)	(24.29)	10,267.7
Total customer deposits	**159,335.6**	**167,815.8**	**(8,480.2)**	**(5.05)**	**181,527.3**
Debt securities	44,441.2	31,289.1	13,152.1	42.03	41,609.1
Subordinated debt	11,221.1	12,450.2	(1,229.1)	(9.87)	12,996.0
Total customer funds on balance sheet	**214,997.9**	**211,555.1**	**3,442.8**	**1.63**	**236,132.4**
Total managed funds (off-balance sheet)	**108,903.0**	**93,337.9**	**15,565.1**	**16.68**	**95,246.5**
Mutual funds	80,502.0	68,139.5	12,362.5	18.14	68,535.0
Spain	60,725.4	52,729.7	7,995.8	15.16	49,487.6
Abroad	19,776.6	15,409.8	4,366.8	28.34	19,047.5
Pension funds	19,494.8	17,513.5	1,981.3	11.31	18,841.9
Spain	6,652.7	5,839.5	813.2	13.93	5,443.8
Individuals	*5,767.7*	*5,073.4*	*694.4*	*13.69*	*4,698.0*
Abroad	12,842.1	11,674.0	1,168.1	10.01	13,398.1
Managed portfolios	8,906.1	7,684.9	1,221.2	15.89	7,869.6
Spain	2,450.5	2,199.1	251.4	11.43	2,432.0
Abroad	6,455.6	5,485.8	969.8	17.68	5,437.6
Total customer funds	**323,900.8**	**304,893.0**	**19,007.8**	**6.23**	**331,378.9**



Total customer funds

Billion euros


331.4
304.9
323.9
+6.2%*
2001
2002
2003

(*) Exchange rate effect excluded: +10.2%

Of note in deposits (excluding REPOs) was the 130% growth in public sector balances, chiefly as a result of Banesto winning the contract to manage the deposits of Spain's judicial system. The rest of deposits were affected by the policy of customer spread management and the improved mix of products, reflected in a rise of 13.5% in demand deposits and a decline in time deposits arising from the Group's policy of greater emphasis on balances of lower cost, mutual funds and pension plans.

Mutual funds and pension plans in Spain rose 15.2% and 13.9% respectively. Overall, these balances grew by EUR 8,809 million in 2003.

Our Group continued to perform well in mutual funds in Spain, outperforming the sector as a whole in the last few years. One of the reasons for this was the placement, among other products that are described in more detail in other parts of this report, of the *Superselección fund* in the Santander Central Hispano network and Banesto's *Gestión Dinámica* range. The Group consolidated its leadership in mutual funds in Spain with a market share of more than 28%.

In mutual funds in Spain, by types, growth stemmed from the success of the campaigns for innovative guaranteed funds and from the rise in high value added products (alternative management, real estate funds and controlled risk funds).

In addition, the Group is achieving to a significant extent its goal of increasing its market share not only in terms of the volume of funds, but also the revenue generated. The latter rose in 2003 and is now slightly higher than our market share of funds.

In pension plans, activity in Spain continued to focus on individual pension plans, which rose 13.7%. According to the latest information from INVERCO, we are the market leader.

Latin America was affected, as in loans, by exchange rates. On- and off-balance sheet funds dropped 2.6% in euros but rose 11.2% eliminating the exchange rate impact.

As in Europe, growth in Latin America depended on the type of product. The main emphasis was on off-balance sheet funds that generate commissions.

In mutual funds, the performance (excluding the exchange rate impact) was good in Brazil (+52.6%) and Puerto Rico (+60.5%). The increase in Mexico was 10.4%. Overall growth was 29.5%.

Mutual funds

			Variation 2003/2002		
Million euros	**2003**	2002	Amount	(%)	2001
Spain	**60,725.4**	**52,729.7**	**7,995.8**	**15.16**	**49,487.6**
FIAMM Money Market & Treasury Funds	17,024.2	17,036.8	(12.7)	(0.07)	10,693.7
FIM Fixed Income Funds	14,502.4	15,223.7	(721.4)	(4.74)	14,396.4
FIM Equity Funds	7,180.0	5,833.4	1,346.6	23.08	7,164.2
FIM Mixed Funds	1,326.0	1,606.7	(280.6)	(17.47)	2,476.1
Guaranteed Funds	18,836.2	11,464.7	7,371.5	64.30	13,621.4
Real Estate Funds	1,856.7	1,564.4	292.3	18.69	1,135.7
Abroad	**19,776.6**	**15,409.8**	**4,366.8**	**28.34**	**19,047.5**
Total	**80,502.0**	**68,139.5**	**12,362.5**	**18.14**	**68,535.0**

Pension funds

Million euros	2003	2002	Variation 2003/2002 Amount	(%)	2001
Spain	**6,652.7**	**5,839.5**	**813.2**	**13.93**	**5,443.8**
Individuals	5,767.7	5,073.4	694.4	13.69	4,698.0
Collective plans	201.4	181.7	19.7	10.83	218.2
Group employee plans	683.6	584.4	99.2	16.97	527.6
Abroad	**12,842.1**	**11,674.0**	**1,168.1**	**10.01**	**13,398.1**
Total	**19,494.8**	**17,513.5**	**1,981.3**	**11.31**	**18,841.9**

With regard to pension funds, almost two-thirds of the total balance comes from Latin American entities. The success in this segment is underscored by the fact that all countries (eliminating the exchange rate effect) registered high growth in 2003: Mexico (+20.9%), Chile (+18.2%), Colombia (+22.0%), Peru (+38.8%) and Uruguay (+47.6%).

As well as growth in mutual and pension funds, the volume of funds in managed portfolios rose 24.5%, excluding the exchange rate effect, for the whole Group.

In addition, and as part of its global financing strategy, the Group is achieving greater diversification of its investor base through alternative products.

Banco Santander Central Hispano made three issues of mortgage bonds in 2003 for a total of EUR 5,000 million. These issues helped to diversify the Group's base of international investors and become the benchmark in the European market for this type of asset, backed by the liquidity and volume of the issue.

The Bank also issued in July EUR 2,000 million of territorial bonds with a maturity of 10 years. This issue, the first of its kind by the Bank, is mainly for institutional investors in international markets.

At the end of 2003, **goodwill** pending amortization amounted to EUR 7,385 million, a net reduction of EUR 2,569 million (-25.8%) in 2003 on the basis of net additions, reclassifications and provisions.

Among the most noteworthy features were ordinary and early amortization of goodwill (Banespa's reduced to zero) against results (EUR 2,241.7 million), the elimination of the goodwill relating to the sale of 24.9% of Santander Serfin, the elimination of the amount pending in Argentina from the fund set up to fully cover it and the reclassification of the goodwill relating to Sanpaolo IMI and Commerzbank following the aforementioned reorganization of the Group's portfolio of equity stakes. On the other hand, the main increase was recorded in the public offering of Cepsa shares.

Of the goodwill pending amortization, EUR 3,071 million relates to Latin America and EUR 4,254 million to Europe.

The goodwill figures were established after carrying out the due procedures to verify the asset quality of the entities acquired and applying the Group's strict criteria.

In addition, part of the increase was due to the application of Bank of Spain criteria, whereby the shares received in the Portugal and Royal Bank of Scotland operations and the purchase of the minority shares of Banco Río de la Plata were recorded at market value. The difference between this value and the issue price of Santander shares, amounting to EUR 3,738 million, was credited to a voluntary anticipated reserves account, and after amortization of goodwill and the sales carried out stood at EUR 2,314 million.

As regards **shareholders' equity,** there were no ordinary capital operations in 2003.

Consolidated goodwill

Million euros	2003	2002	Variation	2001
Banesto	366.3	400.6	(34.3)	461.1
Equity stakes	912.6	380.4	532.2	338.7
Banks in Europe	2,847.3	3,077.3	(230.0)	2,433.3
Latin America	3,071.3	6,015.8	(2,944.5)	5,947.2
Other	187.7	80.6	107.1	688.4
Total	**7,385.2**	**9,954.7**	**(2,569.5)**	**9,868.7**

During the first half the Group redeemed ahead of schedule a US$295 million issue of preferred shares, whose sole holder was the Royal Bank of Scotland Group.

Two issues of preferred shares amounting to US$550 million were also redeemed in September. They were almost fully *replaced by an issue of preferred shares in euros* (EUR 450 million), which was disbursed in October. Two other issues *amounting to US$375 million were redeemed in November.*

With these operations, the Santander Group met its goal of strengthening its core capital and reduced the exchange rate volatility in equity and improved the cost, as issues with a high dividend were replaced by others more adjusted to current market conditions.

In 2003, a net charge was made to reserves of EUR 335.8 million for early retirements (after Bank of Spain approval).

Lastly, the capital ratios also benefited from the early and ordinary amortization of goodwill, as reported elsewhere in the report.

Solvency ratios*

%

	2001	2002	2003
Core capital	5.1	5.1	6.1
Tier I	8.0	8.0	8.3
BIS Ratio	12.0	12.6	12.4

(*) The effect of the amortization of preferred stocks carried out in 2002 is included in 2001.

Shareholders' equity and capital ratios*

			Variation 2003/2002		
Million euros	**2003**	2002	Amount	(%)	2001
Subscribed capital stock	2,384.2	2,384.2			2,329.7
Paid-in surplus	8,720.7	8,979.7	(259.0)	(2.88)	8,651.0
Reserves (includes net reserves at consolidated companies)	6,102.5	5,373.5	729.0	13.57	7,012.3
Total primary capital	**17,207.4**	**16,737.4**	**470.0**	**2.81**	**17,993.0**
Net attributable income	2,610.8	2,247.2	363.6	16.18	2,486.3
Treasury stock	(10.2)	(14.7)	4.6	(31.13)	(21.4)
Distributed interim dividend	(739.1)	(727.8)	(11.3)	1.56	(685.4)
Shareholders' equity at period-end	**19,069.0**	**18,242.1**	**826.9**	**4.53**	**19,772.5**
Interim dividend pending distribution	(369.6)	(358.2)	(11.3)	3.16	(350.0)
Final dividend	(335.7)	(289.6)	(46.1)	15.93	(294.0)
Shareholders' equity after allocation of period-end results	**18,363.7**	**17,594.2**	**769.5**	**4.37**	**19,128.4**
Preferred shares	4,484.9	5,436.8	(951.9)	(17.51)	5,979.0
Minority interests	1,575.8	1,138.4	437.4	38.42	1,394.9
Shareholders' equity and minority interests	**24,424.4**	**24,169.4**	**255.0**	**1.06**	**26,502.4**
Basic capital (Tier I)	16,951.2	14,834.2	2,117.0	14.27	16,357.9
Supplementary capital	8,570.2	8,583.2	(13.0)	(0.15)	8,239.1
Eligible capital	**25,521.4**	**23,417.4**	**2,104.0**	**8.98**	**24,597.0**
Risk weighted assets (BIS criteria)	205,253.4	185,290.0	19,963.4	10.77	204,310.5
BIS ratio	**12.43**	**12.64**	**(0.20)**		**12.04**
Tier I	**8.26**	**8.01**	**0.25**		**8.01**
Excess (amount)	9,101.1	8,594.2	506.9	5.90	8,252.2

(*) The effect of the amortization of preferred stocks carried out in 2002 is included in 2001.

The **Group's eligible capital,** in accordance with the Bank of International Settlements (BIS) criteria, amounted to EUR 25,521 million at the end of 2003, 9.0% more than at the end of 2002.

The surplus equity above the minimum requirement was EUR 9,101 million, leaving the BIS ratio at 12.4%. The Tier I ratio was 8.3% and core capital 6.1%, one point higher than a year earlier.

The Group's policy in 2003 was to strengthen core capital and reduce the relative weight of preferred shares in Tier I, which dropped from 37% to 26%. We will maintain this strategy in 2004.

These ratios make the Santander Group one of the most solvent financial groups in the world.

Rating agencies

In the second quarter of 2003, the three main rating agencies, Moody's Standard & Poor's and Fitch Ratings, improved their outlook for Santander Central Hispano and for some of its subsidiaries from "stable" to "positive".

The main reasons for the improved outlook were the stronger capital ratios, the reduced exposure to emerging markets, the better economic environment in Brazil, the Group's strengths, its leading position in Spain, the excellent credit risk quality and the improvement in efficiency ratios.

This change of perspective later materialized in an improvement in ratings.

In the fourth quarter of 2003 Fitch Ratings lifted its long-term and short-term ratings of the Group and financial strength. Moody's also lifted its long-term and financial strength ratings. Both agencies raised the ratings of some of the Group's subsidiaries.

Standard & Poor's raised its long-term rating for the Group in January 2004, as well as the short- and long-term ratings of some of its subsidiaries.

Rating agencies

	Long-term	Short-term	Financial Strength
Moody's	Aa3	P1	B
Standard & Poor's	A+	A1	
Fitch Ratings	AA-	F1+	B

Report by Business Areas

Report by Business Areas

The Santander Group is maintaining the presentation criteria it used in 2002, but with some improvements in order to facilitate the understanding of business areas or segments. Of note here is the Financial Management and Equity Stakes area.

In addition, the concept of income on a cash-basis (before deducting the ordinary amortization of goodwill) has been incorporated. With this we are anticipating future accounting rules and enabling international comparisons to be made on a more like-for-like basis.

The income statements and balance sheets of each business area are drawn up by aggregating the Group's basic operating units. The information covers both the accounting data of the units that comprise each area as well as that from the information management systems. In all cases the financial statements are adapted to Spanish regulations and incorporate the adjustments so that like-for-like comparisons can be made and/or the applicable consolidation adjustments.

All the areas have been assigned the minimum regulatory capital for risk assets, except for two: Corporate Banking in Europe and Retail Banking Latin America. Experience has shown that economic risk in Corporate Banking in Europe is lower than its regulatory risk weighting and it consumes less capital than assigned, while in Latin America it is higher. It is therefore advisable to weigh the regulatory capital for Corporate Banking in Europe downward (50%) and upward (50%) in Latin America.

The Group's institutional costs have been distributed among all businesses. The rest of costs attributed to support and control services continue to be distributed in accordance with the Group's traditional criteria.

Some adjustments with regard to 2002 figures have been made, with a marginal impact, arising from the change of dependency of some business units. This concerns Asset Management and Private Banking and Retail Banking. The business areas' definitions and contents are as follows:

- **European Retail Banking:** This covers the banking activities of the different networks and specialized units in Europe, chiefly with individual clients and SMEs, as well as private and public institutions. The area is made up of five units: Santander Central Hispano Retail Banking, Banesto, Portugal, Consumer Finance and On-line Banking.

- **Banesto (included in European Retail Banking):** This covers Banesto's contribution to the Group, after applying the aforementioned criteria. As a result, the figures do not coincide with those published by Banesto.

- **Retail Banking Latin America:** This area covers the Group's universal banking activities in Latin America through its subsidiary banks and finance companies. It does not include, unless there are distribution agreements, the results of investment banking or asset management channeled through specialized business units.

  In accordance with the principles already stated, the entities in these countries adopt Spanish accounting regulations. The amortization of goodwill, which is beyond the Group's management of business, and country-risk provisions are included in Financial Management and Equity Stakes.

- **Asset Management and Private Banking:** Asset management includes pension and mutual funds and bancassurance, and private banking activity with clients via the specialized units in Spain and abroad. In both cases, the agreements for distribution of commissions with the Group's networks throughout the world remain in force for remuneration of distribution and customer attention.

- **Global Wholesale Banking:** This area covers Santander Central Hispano's Corporate Banking in Spain, the rest of Europe and New York, the treasury units in Madrid and New York, as well as investment banking throughout the world.

- **Financial Management and Equity Stakes:** This area is responsible for the centralized activities relating to strategic or temporary equity stakes in industrial and financial companies, financial management related to the structural exchange rate position, the Group's asset and liability portfolio and management of global shareholders' equity through issues and securitization. As the Group's holding entity, it manages all capital and reserves and allocations of capital and liquidity. It incorporates too the accelerated amortization of goodwill and country-risk but, as previously stated, not the costs related to the Group's central services.

  The area also covers, on a temporary basis, businesses that are being wound down or closed in order not to distort the other businesses. In exceptional circumstances, it is responsible for the launch of an activity of a strategic nature.

As well as these areas, the total income of Portugal and Latin America continues to be presented globally, including Retail Banking, Asset Management, Private Banking and Global Wholesale Banking.

Main data by business areas

Million euros	Net operating income 2003	Var. o/ 2002 Amount	Var. o/ 2002 (%)	Net attributable income (cash-basis) 2003	Var. o/ 2002 Amount	Var. o/ 2002 (%)	Efficiency (%) 2003	Efficiency (%) 2002
European Retail Banking	3,329.5	519.3	18.48	1,761.6	195.9	12.51	45.75	50.04
Santander Central Hispano	1,657.5	273.9	19.80	926.5	140.5	17.87	45.44	50.00
Banesto	692.6	83.5	13.71	379.9	(34.3)	(8.28)	48.46	51.44
Portugal	380.1	14.1	3.85	213.2	22.0	11.48	48.42	49.38
Consumer Finance in Europe	594.4	153.0	34.66	259.7	50.6	24.18	37.57	43.34
Retail Banking Latin America	1,653.6	(550.9)	(24.99)	1,064.5	(34.1)	(3.10)	54.86	54.01
Asset Management & Private Banking	416.6	(59.8)	(12.55)	319.6	(7.4)	(2.26)	43.99	41.94
Global Wholesale Banking	383.2	38.3	11.11	225.6	49.2	27.93	47.54	51.49
Financial Management and Equity Stakes	(62.3)	208.0	(76.96)	(237.9)	26.7	(10.10)	—	—
Total	**5,720.7**	**154.9**	**2.78**	**3,133.3**	**230.4**	**7.94**	**49.34**	**52.28**

	ROE (cash-basis) (%) 2003	ROE (cash-basis) (%) 2002	NPL ratio (%) 2003	NPL ratio (%) 2002	NPL coverage (%) 2003	NPL coverage (%) 2002
European Retail Banking	19.51	19.03	1.09	1.41	209.82	161.99
Santander Central Hispano	22.40	21.34	0.73	1.08	262.87	170.14
Banesto	15.57	17.28	0.66	0.78	339.32	274.57
Portugal	16.88	15.49	2.30	2.27	125.44	110.77
Consumer Finance in Europe	22.35	24.73	2.08	2.84	150.48	143.72
Retail Banking Latin America	29.03	22.97	3.90	4.08	125.08	113.66
Asset Management & Private Banking	59.38	66.08	0.19	0.24	—	—
Global Wholesale Banking	13.32	9.34	0.70	1.21	308.38	196.37
Total	**17.37**	**16.04**	**1.55**	**1.89**	**165.19**	**139.94**

	Number of employees 2003	Number of employees 2002	Number of branches 2003	Number of branches 2002
European Retail Banking	41,644	42,856	5,096	5,027
Santander Central Hispano	20,747	21,267	2,548	2,506
Banesto	9,954	10,022	1,695	1,679
Portugal	6,900	7,175	670	659
Consumer Finance in Europe	3,847	3,908	182	181
Retail Banking Latin America	52,229	52,430	3,878	4,021
Asset Management & Private Banking	6,606	6,149	189	195
Global Wholesale Banking	2,288	2,559	36	38
Financial Management and Equity Stakes	271	184	—	—
Total	**103,038**	**104,178**	**9,199**	**9,281**

Net attributable income by operating business areas


52%
European Retail Banking
32%
Retail Banking Latin America
7%
Global Wholesale Banking
9%
Asset Management and Private Banking

European Retail Banking

Million euros	2003	2002	Variation 2003/2002 Amount	(%)
Income statement				
Net interest revenue	**4,633.1**	**4,474.3**	**158.7**	**3.55**
Net fees and commissions	2,115.4	1,964.2	151.2	7.70
Basic revenue	**6,748.4**	**6,438.5**	**309.9**	**4.81**
Trading gains	175.7	95.9	79.8	83.13
Net operating revenue	**6,924.1**	**6,534.4**	**389.7**	**5.96**
Personnel and general expenses	(3,168.0)	(3,269.7)	101.7	(3.11)
a) Direct	(2,732.3)	(2,795.1)	62.8	(2.25)
Personnel expenses	*(1,992.1)*	*(2,025.8)*	*33.7*	*(1.66)*
General expenses	*(740.1)*	*(769.2)*	*29.1*	*(3.78)*
b) Assigned	(435.7)	(474.6)	38.9	(8.19)
Depreciation	(365.7)	(396.4)	30.7	(7.74)
Other operating costs	(61.0)	(58.2)	(2.7)	4.71
Net operating income	**3,329.5**	**2,810.2**	**519.3**	**18.48**
Income from equity - accounted holdings	87.9	72.2	15.8	21.85
Net provisions for loan - losses	(895.0)	(640.4)	(254.6)	39.76
Other income	57.3	(44.5)	101.8	—
Income before taxes	**2,579.7**	**2,197.4**	**382.3**	**17.40**
Net consolidated income	**1,862.7**	**1,636.6**	**226.0**	**13.81**
Net attributable income	**1,761.6**	**1,565.7**	**195.9**	**12.51**
Balance sheet				
Loans	125,137.2	109,207.8	15,929.4	14.59
Government securities	4,009.4	4,029.5	(20.1)	(0.50)
Due from banks	31,512.5	22,203.5	9,309.0	41.93
Investment securities	9,636.3	6,911.7	2,724.6	39.42
Tangible and intangible assets	2,979.6	3,180.2	(200.5)	(6.31)
Other assets	7,466.7	7,960.4	(493.7)	(6.20)
Total Assets / Liabilities	**180,741.7**	**153,493.0**	**27,248.7**	**17.75**
Customer deposits	93,282.1	90,254.8	3,027.3	3.35
Debt securities	13,035.9	7,401.3	5,634.6	76.13
Subordinated debt	1,211.5	1,017.7	193.7	19.03
Due to banks	39,501.3	32,954.0	6,547.2	19.87
Other liabilities	23,874.2	13,445.6	10,428.5	77.56
Capital assigned	9,836.9	8,419.5	1,417.3	16.83
Other managed funds (off - balance sheet)	**61,716.8**	**53,224.9**	**8,491.9**	**15.95**
Mutual funds	53,066.9	45,855.6	7,211.3	15.73
Pension funds	6,842.4	6,094.0	748.4	12.28
Managed portfolios	1,807.5	1,275.2	532.2	41.74
Customer funds	**169,246.3**	**151,898.7**	**17,347.6**	**11.42**
Total managed funds	**242,458.6**	**206,717.9**	**35,740.6**	**17.29**
Ratios (%) and other data				
ROE (cash-basis)	19.51	19.03		
Efficiency ratio (Personnel and general expenses/Net operating revenue)	45.75	50.04		
Recurrence ratio (Net fees and commissions/Personnel and general exp.)	66.77	60.07		
NPL ratio	1.09	1.41		
NPL coverage	209.82	161.99		
Number of employees (direct and assigned)	41,644	42,856	(1,212)	(2.83)
Number of branches	5,096	5,027	69	1.37

European Retail Banking

European Retail Banking is the largest business of the Santander Group. Its relative share of the total business volume and of earnings increased during 2003, accounting at the end of December for 52% of total customer funds, 72% of loans and 52% of net attributable income.

The area's good performance is underscored by the 18.5% rise in net operating income. The main factors at play were more revenue from commissions, lower operating costs and improved efficiency, as well as positive growth in net interest revenue.

This performance also reflects the increase in business, with further growth in lending, the drive in mutual funds, pension plans and insurance, and the improvement in deposits.

Net interest revenue was EUR 4,633.1 million, 3.5% more than in 2002 as a result of the net effect of increased business and narrower spreads from lower interest rates. Net fees and commissions rose 7.7% to EUR 2,115.4 million. Growth largely occurred in Retail Banking in Spain and Portugal. Trading gains' relative share of net operating revenue remained moderate (2.5%). Net operating revenue was EUR 6,924.1 million.

One of the most noteworthy features of European Retail Banking is containment of operating expenses. They declined 3.1% (personnel expenses: -1.7%; general: -3.8%; assigned: -8.2%).

The positive performance of personnel and general expenses was due to lower costs at Santander Central Hispano Retail Banking (-4.1%). Costs at Consumer Finance in Europe, a growing activity, rose by 3.7% (+19.7% in net operating revenue).

As a result, the efficiency ratio improved by 4.3 percentage points in 2003 (from 50.0% to 45.7%).

Net operating income grew 18.5% to EUR 3,329.5 million.

The most significant item between net operating income and income before taxes is net provisions for loan-losses, which increased 39.8%. This was chiefly due to statistical provisions and greater lending, reflected in more provisions of a generic nature.

Income before taxes was 17.4% higher at EUR 2,579.7 million.

Net attributable income, after deducting corporate tax and minority interests, rose 12.5% to EUR 1,761.6 million. The difference between income before taxes and net attributable income was largely due to the increased minority interests at Banesto, as a result of the placement of shares made at the end of 2002, and the higher corporate tax charge this year at both Banesto and Consumer Finance in Europe. ROE was 19.5% (19.0% in 2002).

The quarterly performance was very positive. Net operating income (EUR 866.8 million) in the fourth quarter set a new record. It increased every quarter and was 29.8% more than the fourth quarter of 2002. The increases were the result of rises in revenue (net operating revenue increased for the fifth quarter running) and lower costs.

In business activity, of note was the 14.6% rise in lending (+17.2% excluding securitizations) and the 11.4% increase in customer funds.

Of note in lending was the growth in new loans (+81% in the Santander Central Hispano Network and 45% at Banesto for all mortgages). The Banesto Group's year-on-year growth in lending (excluding the impact of securitization) was 20.3% and 21.0% at the Santander Network, both higher than the average rise for the banking sector. New lending to companies also registered double digit growth in both networks. New loans in Consumer Finance rose 14.3%.

With regard the capturing of customer funds, the focus is on mutual and pension funds and insurance. In Spain, growth in mutual funds was 15.2% and also 13.9% in pension plans. Insurance premiums rose 85.4%.

The strongest growth in Portugal came from mutual funds (+18.5%), pension plans (+6.6%) and insurance (+44.8%).

In short, the Group's business policy was successful in all businesses in Europe and all components performed equally well. As regards business volumes, lending rose strongly, mainly mortgages, mutual funds and insurance. In earnings, revenues picked up, with progress in net fees and commissions and cost control, and improved efficiency.

Santander Central Hispano Retail Banking

Million euros	2003	2002	Variation 2003/2002 Amount	(%)
Income statement				
Net interest revenue	**2,064.8**	**2,064.8**	**0.1**	**0.00**
Net fees and commissions	1,316.0	1,144.4	171.7	15.00
Basic revenue	**3,380.9**	**3,209.1**	**171.8**	**5.35**
Trading gains	50.8	40.8	10.0	24.48
Net operating revenue	**3,431.7**	**3,249.9**	**181.8**	**5.59**
Personnel and general expenses	(1,559.2)	(1,625.1)	65.9	(4.05)
a) Direct	(1,186.3)	(1,199.6)	13.3	(1.11)
Personnel expenses	*(987.0)*	*(999.4)*	*12.4*	*(1.24)*
General expenses	*(199.3)*	*(200.2)*	*0.9*	*(0.45)*
b) Assigned	(373.0)	(425.5)	52.6	(12.35)
Depreciation	(178.1)	(184.7)	6.6	(3.57)
Other operating costs	(36.9)	(56.6)	19.7	(34.89)
Net operating income	**1,657.5**	**1,383.6**	**273.9**	**19.80**
Income from equity - accounted holdings	—	—	—	—
Net provisions for loan - losses	(371.7)	(284.8)	(86.9)	30.51
Other income	3.6	(5.0)	8.6	—
Income before taxes	**1,289.4**	**1,093.8**	**195.6**	**17.89**
Net consolidated income	**927.7**	**787.2**	**140.5**	**17.85**
Net attributable income	**926.5**	**786.0**	**140.5**	**17.87**
Balance sheet				
Loans	60,012.4	49,646.5	10,365.9	20.88
Government securities	—	—	—	—
Due from banks	21.5	29.9	(8.4)	(28.11)
Investment securities	1.1	1.3	(0.2)	(13.00)
Tangible and intangible assets	1,612.2	1,719.4	(107.2)	(6.24)
Other assets	866.8	994.6	(127.9)	(12.86)
Total Assets / Liabilities	**62,513.9**	**52,391.7**	**10,122.2**	**19.32**
Customer deposits	42,426.9	42,606.9	(180.0)	(0.42)
Debt securities	387.5	553.4	(165.9)	(29.99)
Subordinated debt	—	—	—	—
Due to banks	332.6	553.2	(220.5)	(39.87)
Other liabilities	14,724.4	4,774.9	9,949.6	208.37
Capital assigned	4,642.5	3,903.4	739.1	18.94
Other managed funds (off - balance sheet)	**42,654.8**	**37,267.4**	**5,387.5**	**14.46**
Mutual funds	37,888.7	33,047.3	4,841.3	14.65
Pension funds	4,766.2	4,220.1	546.1	12.94
Managed portfolios	—	—	—	—
Customer funds	**85,469.2**	**80,427.7**	**5,041.5**	**6.27**
Total managed funds	**105,168.8**	**89,659.1**	**15,509.7**	**17.30**
Ratios (%) and other data				
ROE (cash-basis)	22.40	21.34		
Efficiency ratio (Personnel and general expenses/Net operating revenue)	45.44	50.00		
Recurrence ratio (Net fees and commissions/Personnel and general exp.)	84.40	70.42		
NPL ratio	0.73	1.08		
NPL coverage	262.87	170.14		
Number of employees (direct and assigned)	20,747	21,267	(520)	(2.45)
Number of branches	2,548	2,506	42	1.68

Santander Central Hispano Retail Banking had a significant year in 2003 as it consolidated the positive performance as of the start of the year, both in business volumes and earnings. Net attributable income rose 17.9% to EUR 926.5 million.

There were four main factors at play: the business drive, with noteworthy levels of new activity (for example, in mutual funds and mortgages) and growth in the average balances of both lending and customer funds; management of interest rates in a difficult and competitive environment; the drive in commissions for products and services and, lastly, the adequate management of costs.

Greater business together with management of spreads and the sharp rise in financial commissions (+27%) neutralized the impact of lower interest rates on spreads of deposits and helped to generate net interest revenue of EUR 2,064.8 million. This amount was very much in line with 2002 and was 4.2% higher including the positive result of the ALCO positions, which are not assigned to Retail Banking.

Commissions from services and trading gains, which all came from derivatives and currencies, increased 15% to EUR 1,366.8 million. Net operating revenue was 5.6% higher at EUR 3,431.7 million.

Personnel and general expenses continued to be tightly controlled and were 4.1% lower than in 2002. The efficiency ratio improved by 4.6 points to 45.4% and the recurrence ratio by 14 points to 84.4%.

Net operating income increased 19.8% to EUR 1,657.5 million, almost all of which fed through to net attributable income (+17.9%), despite the sharp rise in loan-loss provisions (+30.5%), the result of the impact of the rise in lending on generic and statistical provisions.

Credit risk quality performed well; specific provisions dropped 37.7% and the ratio of non-performing loans was 0.73%, lower than in 2002.

The fourth quarter was a record one for all revenues compared with all the quarters of 2002 and 2003. This underscored the clear upward trend in revenues as of the beginning of the year.

Of note was the higher net interest revenue in all quarters, as well as a notable rise in net fees and commissions, which in the fourth quarter amounted to EUR 351.9 million, 9.8% more than in the third quarter and more than 17% higher than the first quarter of 2003.

The pillars that supported business development were many and balanced, making the performance even more noteworthy. The +21.6% growth in lending came from both mortgages (+30.8%, mainly for individual customers) as well as other loans (+12.9%), leasing and renting (+21.4%), and commercial bills (+10.9%). The latter are concentrated in companies, a segment that increased 23%.

The different lines of customer funds also improved during 2003, albeit with more modest rates of growth (+6.3%). Growth was negative at the beginning of the year and the final figure was due to demand deposits (+8.6%), mutual funds (+14.6%) and pension plans (+12.9%).

At the same time, there was a significant drop in the cost of deposits and an improvement in average customer spreads in the case of funds.

Net fees and commissions

			Variation 2003/2002	
Million euros	**2003**	2002	Amount	(%)
Commissions for services	**699.1**	**615.4**	**83.7**	**13.60**
Credit and debit cards	175.0	162.5	12.5	7.71
Account management	121.4	104.2	17.2	16.48
Cheques and payment orders	75.9	77.3	(1.4)	(1.81)
Guarantees and documentary credits	79.8	73.9	5.9	7.96
Other	247.0	197.5	49.5	25.08
Mutual and pension funds	**528.6**	**478.9**	**49.8**	**10.39**
Securities services	**88.3**	**50.1**	**38.2**	**76.26**
Total	**1,316.0**	**1,144.4**	**171.7**	**15.00**

Loans*

Million euros	2003	2002	Variation 2003/2002 Amount	(%)
Mortgages	35,472.4	27,112.2	8,360.3	30.84
Unsecured loans	9,490.1	8,090.2	1,399.9	17.30
Commercial bills	7,893.8	7,120.3	773.5	10.86
Leasing	3,212.6	2,647.4	565.2	21.35
Others	13,599.6	12,369.1	1,230.5	9.95
Gross loans	**69,668.5**	**57,339.2**	**12,329.3**	**21.50**
Allowance for loan losses	1,149.7	989.1	160.6	16.23
Net loans	**68,518.8**	**56,350.0**	**12,168.8**	**21.59**

(*).- Excluding securitization effect.

Santander Central Hispano was again in the forefront in 2003 in product innovation. While certain types of deposits set the pace to a large extent in the markets in 2002 and the first steps were taken in guaranteed funds, in 2003 the range of guaranteed funds was completed and active management funds launched. Products such as *Superselección, Súper 100* and *Súper 120* enabled us to capture more than EUR 7,000 million, and EUR 1,400 million in active management funds. This large volume kept us in first place in the ranking.

The Santander Central Hispano Network was also innovative in lending. The launch of the *Superoportunidad* range of mortgages (a record EUR 5,000 million of new loans during the six month promotion) was the key to the success. Total new mortgages in 2003 amounted to EUR 12,000 million, almost double that of 2002.

Also noteworthy was the sale of life and household insurance. The volume of insurance premiums and revenue was more than double that of 2002 and as a result we gained market share and reached the second position.

In short, the main objectives in 2003 were revenue growth from the strong business drive and the emphasis placed on customer management, efficiency in costs and credit risk quality, and all of them were comfortably achieved, enabling us to be optimistic about 2004.

The strategic guidelines of Santander Central Hispano Retail Banking in 2004 continue to be to strengthen customer banking through affinity and bonding programmes, foster service quality, step up specialized management and getting closer to the customer and innovation in value added products.

Customer funds*

Million euros	2003	2002	Variation 2003/2002 Amount	(%)
Sight deposits	27,587.9	25,407.4	2,180.4	8.58
Time deposits	14,839.1	17,199.5	(2,360.5)	(13.72)
Traditional deposits	**42,426.9**	**42,606.9**	**(180.0)**	**(0.42)**
Debt securities	387.5	553.4	(165.9)	(29.99)
Subordinated debt	—	—	—	—
Total customer funds on balance sheet	**42,814.4**	**43,160.4**	**(346.0)**	**(0.80)**
Mutual funds	37,888.7	33,047.3	4,841.3	14.65
Pension funds	4,766.2	4,220.1	546.1	12.94
Total customer funds	**85,469.2**	**80,427.7**	**5,041.5**	**6.27**

(*).- REPOs excluded.

Banesto

Million euros	2003	2002	Variation 2003/2002 Amount	(%)
Income statement				
Net interest revenue	**1,058.9**	**1,002.7**	**56.1**	**5.60**
Net fees and commissions	462.4	432.1	30.3	7.01
Basic revenue	**1,521.2**	**1,434.8**	**86.4**	**6.02**
Trading gains	57.1	47.0	10.2	21.66
Net operating revenue	**1,578.4**	**1,481.8**	**96.6**	**6.52**
Personnel and general expenses	(764.8)	(762.3)	(2.5)	0.33
a) Direct	(738.6)	(738.4)	(0.2)	0.02
Personnel expenses	*(545.2)*	*(543.5)*	*(1.7)*	*0.32*
General expenses	*(193.4)*	*(194.9)*	*1.6*	*(0.80)*
b) Assigned	(26.2)	(23.9)	(2.4)	9.92
Depreciation	(101.1)	(96.4)	(4.7)	4.85
Other operating costs	(19.9)	(14.0)	(5.9)	41.88
Net operating income	**692.6**	**609.1**	**83.5**	**13.71**
Income from equity - accounted holdings	74.4	56.1	18.3	32.59
Net provisions for loan - losses	(171.4)	(118.3)	(53.1)	44.91
Other income	27.1	15.4	11.7	76.18
Income before taxes	**622.7**	**562.3**	**60.4**	**10.74**
Net consolidated income	**436.4**	**434.1**	**2.3**	**0.53**
Net attributable income	**379.9**	**414.2**	**(34.3)**	**(8.28)**
Balance sheet				
Loans	31,250.3	26,701.7	4,548.6	17.03
Government securities	4,009.4	4,029.5	(20.1)	(0.50)
Due from banks	12,627.5	8,265.9	4,361.7	52.77
Investment securities	4,243.2	4,632.1	(388.9)	(8.40)
Tangible and intangible assets	785.8	890.4	(104.5)	(11.74)
Other assets	4,479.4	4,591.6	(112.2)	(2.44)
Total Assets / Liabilities	**57,395.7**	**49,111.1**	**8,284.6**	**16.87**
Customer deposits	28,637.0	25,501.2	3,135.9	12.30
Debt securities	5,658.3	2,601.6	3,056.7	117.49
Subordinated debt	762.1	468.1	294.0	62.81
Due to banks	13,873.0	12,085.6	1,787.4	14.79
Other liabilities	5,858.1	6,216.1	(358.0)	(5.76)
Group capital and reserves	2,607.2	2,238.5	368.7	16.47
Other managed funds (off - balance sheet)	**11,745.7**	**9,996.7**	**1,748.9**	**17.50**
Mutual funds	10,330.5	8,743.0	1,587.5	18.16
Pension funds	1,190.4	1,046.0	144.4	13.80
Managed portfolios	224.8	207.7	17.1	8.22
Customer funds	**46,803.1**	**38,567.6**	**8,235.6**	**21.35**
Total managed funds	**69,141.3**	**59,107.8**	**10,033.5**	**16.97**
Ratios (%) and other data				
ROE (cash-basis)	15.57	17.28		
Efficiency ratio (Personnel and general expenses/Net operating revenue)	48.46	51.44		
Recurrence ratio (Net fees and commissions/Personnel and general exp.)	60.46	56.69		
NPL ratio	0.66	0.78		
NPL coverage	339.32	274.57		
Number of employees (direct and assigned)	9,954	10,022	(68)	(0.68)
Number of branches	1,695	1,679	16	0.95

Banesto's income before taxes was 11.2% higher than in 2002 at EUR 639.8 million. The continued high volume of business with gains in market share, development of new projects and business plans, tight control of operating costs and adequate management of customer spreads produced higher revenues.

As in the other business areas, Banesto's income statement has been drawn up in accordance with the criteria set out on page 78 of this Report, as a result of which these figures are not the same as its independent ones.

Net interest revenue increased 5.6% to EUR 1,058.9 million, despite the fall in interest rates in 2003.

Net fees and commissions grew 7.0% to EUR 462.4 million. Those from mutual and pension funds increased 7.8% and 6.6% from services. Of particular note was the growth in commissions from cards, spurred by the success of the Visa Banesto 1,2,3.

Net fees and commissions

			Variation 2003/2002	
Million euros	**2003**	2002	Amount	(%)
Commissions for services	**262.9**	**247.3**	**15.6**	**6.31**
Credit and debit cards	102.3	85.4	16.9	19.83
Account management	63.9	59.9	4.0	6.65
Cheques and payment orders	53.1	55.8	(2.8)	(4.97)
Guarantees and documentary credits	50.2	42.1	8.1	19.20
Other	(6.5)	4.1	(10.6)	—
Mutual and pension funds	**162.2**	**150.4**	**11.8**	**7.82**
Securities services	**37.3**	**34.4**	**2.9**	**8.41**
Total	**462.4**	**432.1**	**30.3**	**7.01**

Trading gains were 21.7% higher at EUR 57.1 million. This was largely due to increased distribution of treasury products to customers, which strengthened the recurring element of these earnings. Net operating revenue rose 6.5% to EUR 1,578.4 million.

Personnel and general expenses were flat, which together with the growth in net operating revenue produced a further improvement in the efficiency ratio to 48.5% from 51.4% in 2002. Net operating income rose 13.7% to EUR 692.6 million.

Income from equity-accounted holdings increased 32.6% to EUR 74.4 million, due to the higher earnings of companies consolidated under this method.

Net provisions for loan-losses rose 44.9% to EUR 171.4 million, basically due to the larger balance of lending. Generic and statistical provisions account for 79.1% of total provisions in the period. The allocation for statistical provisions was EUR 91.8 million, bringing the total in the fund to EUR 335 million. In addition, country-risk recoveries amounted to EUR 6.5 million. (EUR 21.6 million in 2002).

Loans*

			Variation 2003/2002	
Million euros	**2003**	2002	Amount	(%)
Public sector	759.8	844.7	(84.9)	(10.05)
Private sector	31,860.8	25,520.5	6,340.4	24.84
Commercial bills	3,832.4	3,221.6	610.8	18.96
Secured loans	15,662.6	11,078.0	4,584.6	41.39
Others	12,365.8	11,220.9	1,144.9	10.20
Loans to resident sector	**32,620.6**	**26,365.2**	**6,255.4**	**23.73**
Non - resident sector	**2,141.8**	**2,473.2**	**(331.4)**	**(13.40)**
Doubtful loans (net of provisions)	**(544.3)**	**(389.8)**	**(154.4)**	**39.62**
Total loans	**34,218.1**	**28,448.5**	**5,769.6**	**20.28**

(*).- Excluding securitization effect.

Income before taxes increased 10.7% to EUR 622.7 million, reflecting the Bank's business progress. Net attributable income was EUR 379.9 million after deducting minority interests and a corporate tax charge 45.3% higher because of the gradual expiry of the tax credit that existed in prior years.

Lending, adjusted for securitization, increased 20.3% to EUR 34,218 million. Lending to the private sector grew 24.8%, with secured loans up 41.4%, and the portfolio of commercial bills increased 19.0%. Banesto's market share of lending by commercial banks rose by 0.6 points to 8.1%.

This gain in market share was achieved, furthermore, with a fall in the ratio of non-performing loans (NPLs) from 0.78% in 2002 to 0.66% in 2003. Coverage with provisions rose from 275% in 2002 to 339% in 2003.

On-balance sheet customer funds amounted to EUR 35,057 million, 22.7% more than in 2002, and off-balance sheet funds were 17.5% higher. Total customer funds grew 21.4% to EUR 46,803 million. Banesto's market share of private sector deposits managed by commercial banks plus mutual funds reached 8.5%, a rise of 1.0 points.

Lastly, there were some significant developments during the fourth quarter:

- The capital was reduced on May 20, 2003 with a EUR 0.26 per share returned to shareholders (+73% more than the reduction in 2002). Banesto's Annual General Meeting on February 4, 2004 approved a further reduction of EUR 0.29 per share, 11.5% more than in 2003, subject to the relevant authorizations.

- The issue of EUR 131 million of preferred shares, which together with the EUR 500 million issue of subordinated debt in September 2003 strengthened the already comfortable level of Banesto's equity.

- The creation of an early retirement fund, approved by the Bank of Spain, for 350 people and with EUR 114 million, of which EUR 74 million was charged to freely available reserves.

- The approval at shareholder meetings of Banesto's absorption of Banco de Vitoria, formalized on January 2004.

Customer funds

			Variation 2003/2002	
Million euros	**2003**	2002	Amount	(%)
Public sector	5,350.3	2,261.8	3,088.6	136.56
Private sector	21,004.2	20,711.3	292.8	1.41
Sight deposits	11,285.1	9,375.6	1,909.5	20.37
Time deposits	4,282.4	4,807.1	(524.7)	(10.92)
REPOs	5,436.6	6,528.6	(1,092.0)	(16.73)
Non-resident sector	2,282.6	2,528.1	(245.5)	(9.71)
Total customer deposits	**28,637.0**	**25,501.2**	**3,135.9**	**12.30**
Debt securities	5,658.3	2,601.6	3,056.7	117.49
Subordinated debt	762.1	468.1	294.0	62.81
Total customer funds on balance sheet	**35,057.4**	**28,570.8**	**6,486.6**	**22.70**
Total managed funds (off-balance sheet)	**11,745.7**	**9,996.7**	**1,748.9**	**17.50**
Mutual funds	10,330.5	8,743.0	1,587.5	18.16
Pension funds	1,190.4	1,046.0	144.4	13.80
Managed portfolios	224.8	207.7	17.1	8.22
Total customer funds	**46,803.1**	**38,567.6**	**8,235.6**	**21.35**

Retail Banking Portugal

Million euros	2003	2002	Variation 2003/2002 Amount	(%)
Income statement				
Net interest revenue	**613.2**	**649.1**	**(35.9)**	**(5.53)**
Net fees and commissions	232.0	185.2	46.8	25.29
Basic revenue	**845.2**	**834.3**	**11.0**	**1.32**
Trading gains	7.1	16.9	(9.9)	(58.26)
Net operating revenue	**852.3**	**851.2**	**1.1**	**0.13**
Personnel and general expenses	(412.7)	(420.3)	7.6	(1.81)
a) Direct	(398.2)	(406.4)	8.3	(2.04)
Personnel expenses	*(255.9)*	*(261.2)*	*5.3*	*(2.04)*
General expenses	*(142.3)*	*(145.2)*	*3.0*	*(2.04)*
b) Assigned	(14.5)	(13.8)	(0.7)	4.98
Depreciation	(56.1)	(61.1)	5.0	(8.17)
Other operating costs	(3.5)	(3.9)	0.4	(10.31)
Net operating income	**380.1**	**366.0**	**14.1**	**3.85**
Income from equity - accounted holdings	—	4.0	(4.0)	(100.00)
Net provisions for loan - losses	(107.7)	(50.6)	(57.2)	113.04
Other income	19.7	(47.0)	66.7	—
Income before taxes	**292.0**	**272.4**	**19.6**	**7.19**
Net consolidated income	**248.9**	**235.7**	**13.1**	**5.57**
Net attributable income	**213.2**	**191.2**	**22.0**	**11.48**
Business highlights				
Loans*	17,971.5	20,859.0	(2,887.5)	(13.84)
Customer funds on balance sheet	17,310.9	18,151.0	(840.1)	(4.63)
Mutual funds	4,681.3	3,950.4	730.9	18.50
Pension funds	869.6	815.5	54.2	6.64
Life assurance based savings plan	1,411.5	975.2	436.3	44.75

(*) Securitization effect excluded: +4.2%

Totta generated net attributable income of EUR 251.0 million, 12.5% more than in 2002. The efficiency ratio was 46.5% and ROE above 18%. These results were achieved in the worst year for the Portuguese economy of the last decade, (GDP shrank 1%), which, however, is showing some signs of recovery in 2004.

The main factors behind the 5.5% fall in net interest revenue in the **retail banking** were the economic slowdown, the liquidity gap in the Portuguese financial system, lower interest rates and the focus on low risk assets and off-balance sheet funds. This decline was offset by the excellent performance of fees and commissions (+25%). Of note were commissions linked to insurance (+76%), mortgages (+88%), mutual funds (+32%) and cards (+23%).

Lower operating costs improved the efficiency ratio by 96 basis points to 48.4% and enabled net operating income to rise 3.9%.

The conservative policy for loan-loss provisions and tougher requirements in the granting of loans kept the ratio of non-performing loans stable at 2% (going against the market's cycle) and coverage increased to 125%.

In funds, the focus was on mutual funds and life assurance based savings plans, which increased 18.5% and 44.8%, respectively. In lending, the emphasis was on mortgages (+13.9%), consumer loans and credit from cards. Such growth brought the market share for mutual funds to 19% and 16% in mortgages, above the "natural" share of 11%.

Total Portugal

Million euros	2003	2002	Variation 2003/2002 Amount	(%)
Net attributable income "proforma"	**251.0**	**223.1**	**27.9**	**12.51**
Retail Banking	213.2	191.2	22.0	11.48
Global areas	37.9	31.9	6.0	18.70

Consumer Finance in Europe

Million euros	2003	2002	Variation 2003/2002 Amount	(%)
Income statement				
Net interest revenue	**863.8**	**686.7**	**177.1**	**25.78**
Net fees and commissions	79.5	158.6	(79.1)	(49.88)
Basic revenue	**943.3**	**845.3**	**98.0**	**11.59**
Trading gains	52.0	(13.5)	65.5	—
Net operating revenue	**995.3**	**831.9**	**163.5**	**19.65**
Personnel and general expenses	(373.9)	(360.5)	(13.4)	3.72
a) Direct	(362.0)	(351.7)	(10.3)	2.92
Personnel expenses	*(187.0)*	*(186.1)*	*(0.9)*	*0.48*
General expenses	*(174.9)*	*(165.5)*	*(9.4)*	*5.67*
b) Assigned	(12.0)	(8.8)	(3.1)	35.61
Depreciation	(27.6)	(47.3)	19.7	(41.70)
Other operating costs	0.6	17.4	(16.8)	(96.35)
Net operating income	**594.4**	**441.4**	**153.0**	**34.66**
Income from equity - accounted holdings	13.5	12.0	1.5	12.60
Net provisions for loan - losses	(222.7)	(155.8)	(66.8)	42.90
Other income	13.5	6.0	7.5	124.13
Income before taxes	**398.7**	**303.6**	**95.2**	**31.34**
Net consolidated income	**267.3**	**214.6**	**52.7**	**24.56**
Net attributable income	**259.7**	**209.1**	**50.6**	**24.18**
Business highlights				
New business	11,671.3	10,208.1	1,463.2	14.33
Loans	16,873.2	12,814.3	4,059.0	31.68
Customer funds on balance sheet	9,863.4	5,470.5	4,392.9	80.30

The Group conducts **Consumer Finance in Europe** via its subsidiary Santander Consumer Finance. Most of the activity is in auto financing, personal loans and personal and credit cards.

New loans in 2003 amounted to EUR 11,671.3 million, 14.3% more than in 2002. Particularly noteworthy, given the slowdown in these countries in these sectors, was the 12.1% growth in auto financing (Spain and Portugal, 18.5%; Italy, 7.4%, and Germany, 9.8%). Net lending, including the fixed assets in renting and securitized assets, was EUR 18,453.6 million, 17% higher than in 2002.

Net attributable income was 24.2% higher at EUR 259.7 million. Net operating income rose 34.7%, based on solid net operating revenue (+19.7%) and moderate increase of operating costs (+3.7%). The efficiency ratio improved by 5.8 points to 37.6%. The ratio of non-performing loans dropped to 2.08%.

Spain and Portugal

Strong activity was notable across different segments. In cars, the number of units financed rose 20% compared to growth of only 3% in car sales. As a result, our market share increased to 10% of total sales and 26% of those financed.

In mortgages, direct and indirect activity (via UCI) grew at a faster pace than the market (more that 31%). Growth in consumer finance was more than 13%, and the number of cards managed was 7.9 million. Growth in insurance remained at the high pace of 2002, and premium income grew 72%. New business rose 17.5%, net operating income increased 40.7% and the efficiency ratio improved 7.2 points to 35.1%.

Germany

The CC-Bank Group, which operates via CC-Bank AG and subsidiaries in Germany, Austria, the Czech Republic, Hungary and Poland, registered growth of 9.8% in auto financing and more than 34% in other consumer goods.

Net interest revenue and net operating income rose by 40.0% and 28.1% respectively. The efficiency ratio improved from 42.9% in 2002 to 38.3%.

Italy

Finconsumo's new business increased 14%, with direct loans up 37%. Net operating revenue was 36.1% higher and net operating income rose 63%. The efficiency ratio improved from 48.8% to 40.3%.

Retail Banking Latin America

Million euros	2003	2002	Variation 2003/2002 Amount	(%)
Income statement				
Net interest revenue	**2,965.3**	**4,589.3**	**(1,623.9)**	**(35.39)**
Net fees and commissions	1,036.0	1,267.9	(231.9)	(18.29)
Basic revenue	**4,001.3**	**5,857.2**	**(1,855.9)**	**(31.69)**
Trading gains	501.3	103.6	397.7	384.05
Net operating revenue	**4,502.6**	**5,960.8**	**(1,458.2)**	**(24.46)**
Personnel and general expenses	(2,470.0)	(3,219.3)	749.2	(23.27)
a) Direct	(2,339.1)	(3,082.4)	743.3	(24.11)
Personnel expenses	*(1,270.4)*	*(1,643.0)*	*372.5*	*(22.67)*
General expenses	*(1,068.6)*	*(1,439.4)*	*370.8*	*(25.76)*
b) Assigned	(131.0)	(136.9)	5.9	(4.32)
Depreciation	(280.9)	(336.8)	55.8	(16.58)
Other operating costs	(98.0)	(200.2)	102.2	(51.03)
Net operating income	**1,653.6**	**2,204.5**	**(550.9)**	**(24.99)**
Income from equity - accounted holdings	(4.8)	(1.6)	(3.3)	209.18
Net provisions for loan - losses	(340.6)	(1,054.2)	713.6	(67.69)
Other income	74.3	145.4	(71.0)	(48.85)
Income before taxes	**1,382.5**	**1,294.2**	**88.4**	**6.83**
Net consolidated income	**1,197.4**	**1,172.7**	**24.8**	**2.11**
Net attributable income	**1,064.5**	**1,098.5**	**(34.1)**	**(3.10)**
Balance sheet				
Loans	28,234.7	32,567.4	(4,332.7)	(13.30)
Due from banks	16,480.6	16,623.7	(143.1)	(0.86)
Investment securities	20,896.3	22,620.9	(1,724.6)	(7.62)
Tangible and intangible assets	1,435.7	1,590.6	(154.9)	(9.74)
Other assets	9,567.1	10,507.4	(940.2)	(8.95)
Total Assets / Liabilities	**76,614.3**	**83,909.8**	**(7,295.6)**	**(8.69)**
Customer deposits	35,851.3	39,739.7	(3,888.4)	(9.78)
Debt securities	4,397.9	5,374.4	(976.6)	(18.17)
Subordinated debt	531.8	604.0	(72.2)	(11.95)
Due to banks	25,414.3	27,753.9	(2,339.6)	(8.43)
Other liabilities	6,785.1	6,810.1	(25.0)	(0.37)
Capital assigned	3,633.9	3,627.8	6.2	0.17
Other managed funds (off - balance sheet)	**27,765.0**	**24,626.8**	**3,138.2**	**12.74**
Mutual funds	12,258.3	10,288.7	1,969.6	19.14
Pension funds	11,972.5	10,858.5	1,114.0	10.26
Managed portfolios	3,534.2	3,479.6	54.6	1.57
Customer funds	**68,545.9**	**70,344.9**	**(1,798.9)**	**(2.56)**
Total managed funds	**104,379.2**	**108,536.6**	**(4,157.4)**	**(3.83)**
Ratios (%) and other data				
ROE (cash-basis)	29.03	22.97		
Efficiency ratio (Personnel and general expenses/Net operating revenue)	54.86	54.01		
Recurrence ratio (Net fees and commissions/Personnel and general exp.)	41.94	39.39		
NPL ratio	3.90	4.08		
NPL coverage	125.08	113.66		
Number of employees (direct and assigned)	52,229	52,430	(201)	(0.38)
Number of branches	3,878	4,021	(143)	(3.56)

Latin America's economic environment improved in 2003 after *four years of very low growth and very volatile financial markets.* Economic growth averaged around 1% and country-risk was much lower. The average depreciation of Latin American currencies against the dollar eased significantly during 2003, with a total depreciation of average exchange rates of 13%, to which must be added the dollar's slide against the euro of 17%. Interest rates tended to fall throughout the region particularly in the second half of the year, mainly in Brazil, Mexico, Puerto Rico and Venezuela. The gradual improvement in risk perception by international investors, the greater stability of currencies and lower inflation expectations enabled many central banks to significantly soften their monetary policies. Nominal interest rates fell sharply in Brazil, Mexico, Puerto Rico and Venezuela, which together with lower inflation produced negative real interest rates in several countries.

Retail Banking in Latin America generated net attributable income of EUR 1,064.5 million, 3.1% less than in 2002. Eliminating the impact of currency depreciation, net attributable income increased 32.7%. Net income (not affected by changes in minority interests) rose 2.1% (+36.8% eliminating the exchange rate effect). Total net attributable income (retail banking plus other businesses in the region) was EUR 1,318.5 million, 4.6% lower than in 2002 and 28.5% higher at constant exchange rates.

The Group's significant position in Latin America is underlined by its leading position in earnings, its financial strength, its high degree of diversification (by countries, businesses and products, etc), and by the breadth and depth of its franchise, with 4,052 branches and 11,762 Cash dispensers.

The size of the Group's franchise is also underscored by its market shares, which are particularly significant in the strategically most important areas and countries. The Group's market share in South-Southeast Brazil, which is the most attractive area in this country, is close to 10%, 13.1% in Mexico, 18.5% in Chile, 12.0% in Puerto Rico and 11.7% in Venezuela.

The strategic focus of management in 2003 was organic growth of the most recurrent revenues on the foundations of a business model clearly focused on the customer, highly segmented, backed up by leading-edge technology, with adequate management of costs and a medium-low risk profile based on high quality lending and close tracking of financial risks.

The dividend payment policy was maintained in 2003 (disbursement of US$1,116 million).

Other issues that should also be taken into account when analyzing the financial information in Latin America are:

- Argentina: In response to the exceptional circumstances since the end of 2001, the Santander Group set aside provisions for all its capital investment in the country (including goodwill), as well as all intragroup cross-border risk and the regulatory needs of country-risk with third parties. As in 2002, during 2003 these provisions made Argentina's contribution to Group earnings zero. The local management adapted its strategy to the country's situation giving priority to restoring liquidity to the pre-crisis levels, developing transactional business and activities generating commissions, recovery of deteriorated portfolios, gradually cleaning up assets and adjusting the headcount and the number of branches.

  The country is improving and with it the Banco Río's situation. The Santander Group has full confidence in Argentina; its subsidiary Banco Río will begin to make a positive contribution to Group earnings in the near future.

- Between 2002 and 2003 the following changes in the accounting perimeter for the Group in Latin America were made: the stake in Banco Santiago was increased with the purchase of a further 35.45% on April 17, 2002 (which only affects net attributable income); the retail banking business in Peru was sold in the fourth quarter of 2002 and 24.9% of Grupo Santander Serfin was sold to Bank of America (impact as of February 28, 2003). Under the latter transaction the two banks agreed to promote each other's business in banking for individual customers and corporate banking.

Total Latin America

			Variation 2003/2002	
Million euros	**2003**	2002	Amount	(%)
Income before taxes	**1,751.4**	**1,696.7**	**54.8**	**3.23**
Net consolidated income	**1,470.8**	**1,461.1**	**9.7**	**0.66**
Net attributable income "proforma"	**1,318.5**	**1,382.7**	**(64.2)**	**(4.65)**
Retail Banking	1,064.5	1,098.5	(34.1)	(3.10)
Global areas	254.0	284.2	(30.2)	(10.61)

Net attributable income by country (Total Latin America)

Million euros	2003	2002	Var. o/ 2002 (%) Total	Excluding exch. rate
Brazil	701.0	801.9	(12.58)	11.19
Mexico	406.4	681.4	(40.36)	(14.97)
Chile	243.5	228.9	6.37	23.43
Puerto Rico	28.1	12.1	132.57	149.15
Venezuela	107.9	166.5	(35.18)	6.84
Rest*	(168.4)	(508.1)	(66.85)	(63.71)
Total	**1,318.5**	**1,382.7**	**(4.65)**	**28.53**

(*).- Including the rest of countries, charges, homogeneization of the assigning of capital and anticipated allowances.

- As already mentioned, the earnings performance (in euros) was affected by the depreciation of Latin American currencies. The largest depreciations of average exchange rates were those of the Brazilian real (from 2.64 to 3.46 per euro), the Mexican peso (from 9.06 to 12.18 per euro) and the Venezuelan bolivar (from 1,026 to 1,814 per euro). Venezuela, furthermore, imposed exchange controls in February 2003, establishing the exchange rate at 1,598 bolivars per US dollar where it remained throughout the year. The pace of the depreciation of Latin American currencies as a whole slowed during 2003. There was an average weighted depreciation of the currencies of 11% against the euro between 31.12.02 and 31.12. 03. This depreciation was significantly lower than that of average exchange rates.

The main features of the performance of Retail Banking Latin America in 2003 were:

- The Group continued to focus on basic revenue, net of provisions, which benefited from the improved structure of the balance sheet, the substantial reduction in credit risk premiums (from 2.59% to 1.09%) and, above all, the development of commission-generating businesses, particularly those considered strategic (credit cards, foreign trade, cash management, mutual funds and insurance). Adequate management of asset and liability prices was particularly important in the second half of the year, due to the sharp fall in interest rates in Brazil and Mexico which generate 66% of the Group's net interest revenue in Latin America. Excluding the impact of currency depreciation, net basic revenue increased 2.9% in 2003.

- Trading gains rose significantly, and were particularly affected by the capital losses from the sale of debt portfolios, mainly in Brazil.

- Net operating revenue (ordinary revenue less the risk premium) amounted to EUR 4,162.0 million, 11.2% more than in 2002 after eliminating the exchange rate impact. The variation in euros was -15.2%.

- Personnel and general expenses dropped 1.1%, after eliminating the exchange rate impact, despite high inflation which largely affected Brazil and Venezuela. In euros, costs dropped 23.3%. In the last months of 2003 costs related to specific projects (some local, others regional) under the business drive began to be recorded, taking advantage of the better economic climate and the Group's strategic position.

- The large effort made in loan loss provisions in 2002, accompanied by a noticeable improvement in the region's economy allowed a 46.6% reduction in provisions in 2003 at constant exchange rates (67.7% in euros). The NPL ratio was 3.9% and coverage was 125%, an improvement on 2002 figures in both cases.

- ROE of Retail Banking was 29.0% (23.0% in 2002). The 5.6% growth in net fees and commissions, after eliminating the exchange rate effect, pushed up the recurrence ratio from 39.4% in 2002 to 41.9% in 2003, while the efficiency ratio stood at 54.9% (54.0% in 2002).

Loans (gross)

Million euros	2003	Var. o/ 2002 (%) Total	Excluding exch. rate	Market share 2003
Brazil	4,357.5	10.93	9.51	4.9%
Mexico	8,899.9	(28.39)	(7.68)*	14.1%
Chile	8,804.9	(7.07)	(7.93)	22.6%
Puerto Rico	4,066.0	0.08	20.53	10.2%
Venezuela	924.1	(18.95)	11.67	14.9%
Rest	2,658.0	(16.29)	(8.45)	6.1%
Total	**29,710.4**	**(13.15)**	**(1.85)**	**10.8%**

(*).- Excluding Serfin's IPAB note, FOBAPROA commercial paper of Santander Mexicano and restructured portfolios: +24%

Customer funds on balance sheet

Million euros	2003	Var. o/ 2002 (%) Total	Excluding exch. rate	Market share 2003
Brazil	5,586.4	(0.57)	(1.34)	4.0%
Mexico	15,657.8	(15.00)	9.62	14.2%
Chile	10,368.8	(11.47)	(12.33)	20.7%
Puerto Rico	3,465.0	(20.48)	4.65	9.1%
Venezuela	2,503.6	20.53	66.02	12.4%
Rest	3,199.3	(9.42)	0.74	6.3%
Total	**40,781.0**	**(10.80)**	**4.05**	**9.2%**

Mutual funds

Million euros	2003	Var. o/ 2002 (%) Total	Excluding exch. rate	Market share 2003
Brazil	6,275.3	54.57	52.58	4.5%
Mexico	3,362.4	(14.38)	10.38	13.2%
Chile	1,488.3	(0.54)	(1.46)	21.1%
Puerto Rico	817.3	33.29	60.53	21.7%
Venezuela	3.7	(16.06)	15.65	7.7%
Rest	311.2	65.73	77.77	10.4%
Total	**12,258.3**	**19.14**	**29.53**	**7.8%**

- Business volumes were also affected by currency depreciation. Customer lending dropped 13.1% in euros (-1.9% after eliminating the exchange rate effect). Deducting the IPAB notes in Mexico, whose maturities amounted to EUR 2,702 million, lending rose 5.4% excluding the exchange rate impact.

  Customer funds (deposits, mutual funds and pension funds) increased 1.7% in euros in 2003 (+14.9% excluding the exchange rate impact). Mutual funds grew at a faster pace (+29.5% in local currency) than deposits (+8.2% in local currency), benefiting from the decline in interest rates in almost all countries. Pension funds increased 21.8% in local currency. Generally speaking, the pace of growth quickened in the second half of 2002, particularly in customer lending

The performance of the main countries is detailed below:

Brazil

Santander Banespa is one of the four largest private-sector financial groups in Brazil. It has more than 1,800 branches and over 7,000 Cash dispensers. The Group, with a market share of 4%-5% for the country as a whole, focuses on the south/southeast of Brazil, the richest and most developed part of the country where close to 100 million people live and which generates almost 75% of Brazil's GDP. The Group's presence is particularly significant in the states of Sao Paulo (where it has 1,500 branches) and Rio Grande do Sul.

Pension funds

Million euros	2003	Var. o/ 2002 (%) Total	Excluding exch. rate	Market share 2003
Mexico	2,427.5	(6.19)	20.94	8.8%
Chile	4,432.5	19.28	18.18	11.3%
Rest	5,112.4	12.25	25.30	18.5%
Total	**11,972.5**	**10.26**	**21.83**	**12.7%**

On the macroeconomic front, the main features were: 1) modest GDP growth (close to zero), 2) a sharp fall in nominal official interest rates, particularly in the second half of the year (from 25.0% to 16.5%) and 3) an appreciation of the exchange rate against the euro of 1%, from 3.71 to 3.66 reales per euro between 31.12.02 and 31.12.03, although average exchange rates depreciated 24% during 2003. The greater political stability and the improved outlook for the economy not only influenced the appreciation of the real but also sharply reduced country-risk, which was 463 basis points at the end of 2003 (1,387 at the beginning of the year).

The move towards lower interest rates will benefit consolidation of the economic upturn envisaged for Brazil in 2004, and step up the pace of growth of business with customers, particularly activities related to lending. Lower interest rates could, in the short term, put pressure on net interest revenue. The effect on revenues of lower interest rates could be eased by the lowering of cash reserve requirements, such as that in August for sight deposits (the non-remunerated requirement dropped from 60% to 45%).

The strategy during 2003 was focused on business development, through more actively capitalizing on the large number of clients after customer segmentation.

The Group's business drive produced growth in deposits and mutual funds (+23.6%) and in lending (+9.5%), both in local currency terms. The increases in euros were 25.2% and 10.9%, respectively. Of note was the strong rise in loans to individual customers (consumer credit, auto financing) of 26% in local currency, while in funds lower interest rates helped to fuel growth in mutual funds (+52.6% at constant exchange rates). The pace of business growth, especially in lending, intensified in the third and fourth quarters.

Total net attributable income from Brazil in 2003 was EUR 701.0 million, 12.6% lower than in 2002 (+11.2% excluding the exchange rate impact). Of this amount, 88% (EUR 615.4 million) came from retail banking.

Net ordinary revenue (total revenue net of the credit risk premium) grew 12.4% excluding the exchange rate impact (-11.4% in euros). The efficiency ratio was 43.0%, ROE was 45.3%, the ratio of non-performing loans was 2.68% at the end of 2003 and coverage was 190%.

Mexico
The Santander Serfin Group is one of the leading entities in the Mexican financial system. It is the third largest banking group in Mexico in terms of business volume, but the leader in profitability, solvency and capital strength. Its market share of loans is 14.1% and 13.9% in deposits plus mutual funds. It also has a pension fund management entity, whose market share is 8.8%. After the business integration of Santander Mexicano and Serfin in the fourth quarter of 2002, the Group operated under a single brand name in 2003 (Santander Serfin). It has a network of 1,000 branches and more than 1,800 cash dispensers in 225 cities and towns.

The Mexican economy recovered a little in 2003, although the pace of growth was still modest (+1.2%). A consistent monetary policy kept inflation low. This, together with historically low levels of country risk, helped to reduce interest rates which ended 2003 at 6.3% (28-day TIIE) as against 8.5% a year earlier. The average exchange rate, however, fell 26% against the euro. The outlook for 2004 is more favourable. GDP growth is expected to be moderate and interest rates and inflation slightly lower.

The Group developed its activity in 2003 with an efficient business model, well segmented, customer-focused and set on increasing market shares (that in lending rose 1.3 points during 2003), particularly in high return segments and products. Lending to individual customers rose 16% in 2003. Of note was the growth achieved via credit cards, while loans to SMEs increased 22%.

The Group's expansive strategy in Mexico rests on its proven capacity in product innovation. During 2003 products were launched such as *Super Cuenta Millonaria, Super Inversión Garantizada, Super Negocio* and *Crédito Hipotecario*. These products joined other successful ones such as *Serfin Light* and the *Uni-k* card.

The Group also focused in 2003 on optimizing the customer base and developing commissions, especially in cards, cash management, foreign trade and mutual funds.

Net attributable income declined 40.4% (-15.0% at constant exchange rates) to EUR 406.4 million, of which 82% was generated by retail banking. This result reflected (in the last 10 months of 2003) the sale of 24.9% of the Serfin Group to Bank of America. Net income before minority interests, not affected by this sale, dropped 27.3% in euros (-1.9% at constant exchange rates). Net basic revenue increased 5.5% after discounting the exchange rate impact.

Net fees and commissions grew 9.6% at constant exchange rates, while net interest revenue edged down 1.3%. This underscored how the strong growth in business enabled the impact of lower interest rates on the customer spread to be absorbed.

The efficiency ratio was 50.2%, the recurrence ratio stood at 63.4% and ROE at 31.6%. The Group continued to have very solid levels of asset quality, underlined by both the lowest ratio of non-performing loans (1.33% using Spain's criteria) as well as the highest coverage (284%) of Mexico's large banks.

Chile
The Santander Chile Group is the leader in the Chilean financial system, both in terms of business volume as well as earnings. The Group has a market share of 20.7% in deposits and 22.6% in loans, 11.3% in pensions and 21.1% in mutual funds.

The Group is the only one that provides the full range of products and services in the country. Its dominant position in most financial businesses, financial soundness, large customer base and number of branches (370, the largest in Chile) and cash dispensers (1,100) gives it strong competitive advantages.

Economic growth accelerated in 2003 (to around 3.5%) and interest rates (average of 3.4%, 0.60 points lower than the average in 2002) and inflation (1.1%) came down. The peso strengthened by 1% against the euro between 31.12.02 and 31.12.03, but depreciated strongly (17%) in average exchange rate terms. The country risk premium was below 100 points at the end of 2003. The economy is expected to improve further in 2004.

Santander Chile completed in April 2003 the operational and technological merger begun in August 2002. The new bank (called Santander Santiago) has focused on optimizing the business base and market shares, improving the composition of assets (with a greater emphasis on the more profitable retail segments) and customer spreads. As well as strengthening business capacity, the merger is producing significant cost savings.

Extraordinary provisions for loan losses were made during 2003 and added to those of the fourth quarter of 2002. These provisions amounted to EUR 98.5 million in 2003. Despite these provisions, net attributable income increased 6.4% to EUR 243.5 million (+23.4% at constant exchange rates). Retail Banking generated 82% (EUR 199.1 million) of this income.

Net basic revenue dropped 4.0% (at constant exchange rates), despite the 17.8% growth in fees and commissions (once the impact of exchange rates is eliminated). Costs, as a result of downsizing arising from the merger, were 7.4% lower (at constant exchange rates).

The efficiency ratio improved by 0.6 points to 41.0% and ROE stood at 22.6%. The NPL ratio was 4.70% and coverage stood at 103%.

Puerto Rico
The Group is one of the three largest financial entities in Puerto Rico, with a market share of 10.2% in loans and 9.1% in deposits. It has 70 branches and 140 cash dispensers. It is also the second largest player in asset management.

Economic growth was moderate in 2003. GDP growth was estimated at around 1.7% in the fiscal year, and interest rates were much lower (1.2% average).

The Group concentrated on repositioning Banco Santander Puerto Rico in order to achieve further growth in various activities, particularly in the segment of medium-sized companies (+1.8%) and mortgages (+37%, discounting securitized assets and purchase of portfolios). Another priority area is the recovery of past due loans and bad debts.

The income statement is beginning to reflect the success of the measures taken. Net attributable income was EUR 28.1 million, 132.6% higher than in 2002 (149.2% excluding the exchange rate effect). Net basic revenue increased 19.4% in local currency. The efficiency ratio was 61.5% and the recurrence ratio 36.1%. The NPL ratio was 2.66% and coverage 96%.

Venezuela
Banco de Venezuela is the country's second largest bank by business volume (market shares of 12.4% in deposits and 14.9% in loans) and the first in asset quality among the big banks. It has 250 branches and a large customer base.

Although the economy improved during 2003, it ended the year in recession (-10%), with inflation of 27% and average interest rates – which declined during 2003 – of 19.7% at the end of the year. Exchange controls have been in force since February 2003, with the currency fixed at 1,598 bolivars per dollar.

Management in Venezuela, conditioned by the climate of recession and political uncertainty, focused on strengthening net basic revenue, through growth in business volumes (basically with current customers), preserving credit risk quality, an active pricing policy and boosting revenue from commissions. The number of branches and employees has also been adjusted and costs and investments contained. This strategy maintained credit risk quality at adequate levels (NPL ratio of 5.7% and coverage of 153%).

Net attributable income dropped 35.2% to EUR 107.9 million (+6.8% eliminating the exchange rate effect). Retail banking generated 90% of net attributable income. Net basic revenue increased 27.2% (excluding the exchange rate effect), higher than the rise of general expenses (+5.1% at constant exchange rates). The efficiency ratio was 43.3% and the recurrence ratio 48.6%. ROE stood at 36.1%.

Colombia
In Colombia the improved environment led the Group to halt its scaling back in the country in order to focus again (and very prudently) on selective business growth. Net income in Colombia was EUR 24.8 million, up from EUR 12.0 million in 2002.

Other countries
The strategic focus in Bolivia and Uruguay continued to be risk reduction, downsizing and generating liquidity.

Bolivia's net attributable income was EUR 8.9 million (EUR 11.6 million in 2002) and Uruguay made a loss of EUR 37.1 million (EUR -65.4 million in 2002).

In the fourth quarter of 2002 we sold our retail banking business in Peru and now concentrate on pensions, where our market share is 27%. This business generated net attributable income of EUR 19.3 million in 2003 (EUR 29.1 million in 2002).

Asset Management and Private Banking

Million euros	2003	2002	Variation 2003/2002 Amount	(%)
Income statement				
Net interest revenue	**93.6**	**114.3**	**(20.7)**	**(18.09)**
Net fees and commissions	677.1	721.3	(44.2)	(6.13)
Basic revenue	**770.7**	**835.6**	**(64.9)**	**(7.77)**
Trading gains	28.1	34.2	(6.2)	(18.00)
Net operating revenue	**798.7**	**869.8**	**(71.1)**	**(8.17)**
Personnel and general expenses	(351.4)	(364.8)	13.4	(3.66)
a) Direct	(333.8)	(344.3)	10.5	(3.05)
Personnel expenses	*(211.7)*	*(209.8)*	*(1.9)*	*0.91*
General expenses	*(122.1)*	*(134.5)*	*12.4*	*(9.24)*
b) Assigned	(17.6)	(20.5)	2.8	(13.91)
Depreciation	(29.4)	(28.0)	(1.5)	5.18
Other operating costs	(1.3)	(0.6)	(0.6)	103.58
Net operating income	**416.6**	**476.4**	**(59.8)**	**(12.55)**
Income from equity - accounted holdings	69.5	48.7	20.8	42.72
Net provisions for loan - losses	(4.1)	(4.2)	0.1	(1.50)
Other income	(6.3)	(38.7)	32.3	(83.62)
Income before taxes	**475.6**	**482.2**	**(6.6)**	**(1.37)**
Net consolidated income	**336.8**	**331.3**	**5.5**	**1.66**
Net attributable income	**319.6**	**327.0**	**(7.4)**	**(2.26)**
Balance sheet				
Loans	1,548.7	1,448.8	99.8	6.89
Government securities	4.5	11.0	(6.5)	(59.11)
Due from banks	6,036.1	6,732.2	(696.1)	(10.34)
Investment securities	845.3	701.7	143.6	20.47
Other assets	521.5	571.9	(50.4)	(8.82)
Total Assets / Liabilities	**8,956.0**	**9,465.6**	**(509.6)**	**(5.38)**
Customer deposits / REPOs	6,136.2	7,216.8	(1,080.6)	(14.97)
Debt securities	—	—	—	—
Subordinated debt	—	—	—	—
Due to banks	1,405.6	893.7	512.0	57.29
Other liabilities	821.2	835.4	(14.2)	(1.70)
Capital assigned	593.0	519.7	73.3	14.11
Other managed funds (off - balance sheet)	**18,387.1**	**14,583.9**	**3,803.3**	**26.08**
Mutual funds	14,735.2	11,603.9	3,131.3	26.98
Pension funds	104.3	72.2	32.1	44.53
Managed portfolios	3,547.7	2,907.8	639.9	22.00
Customer funds	**24,523.4**	**21,800.7**	**2,722.7**	**12.49**
Total managed funds	**27,343.2**	**24,049.5**	**3,293.7**	**13.70**
Ratios (%) and other data				
ROE (cash-basis)	59.38	66.08		
Efficiency ratio (Personnel and general expenses / Net operating revenue)	43.99	41.94		
Recurrence ratio (Net fees and commissions / Personnel and general exp.)	192.68	197.75		
NPL ratio	0.19	0.24		
NPL coverage	—	—		
Number of employees (direct and assigned)	6,606	6,149	457	7.43
Number of branches	189	195	(6)	(3.08)

The fourth quarter of 2003 was the best one of the year for **Asset Management and Private Banking** in terms of income. This continued the path of improvement quarter by quarter begun at the start of the year. Net attributable income for the fourth quarter was EUR 85.8 million, 21.2% higher than in the same period of 2002. Net attributable income for the whole year, however, was EUR 319.6 million, 2.3% lower than in 2002 because of the impact of the depreciation of Latin American currencies. Without this, growth would have been double digit. This performance was backed by the good management of the different business units which managed more than EUR 100,000 million.

Asset Management in Spain. Two aspects defined the management in 2003: leadership in capturing mutual funds and growth in revenues and market shares.

We captured more than EUR 6,000 million in net terms, leading the growth in the mutual funds sector in Spain and consolidating our leadership (market share of 28%). We were of the European leaders in 2003 by growth. The 15.5% increase was due to two factors: the success of campaigns for innovative guaranteed funds and the strong demand for high value added products (alternative management, real estate funds and controlled risk funds). The rise in these new generation funds, with a higher spread and a greater return for the customer, and adequate management of the product mix, enabled us to recover business spreads (+3.1 basis points in the average commission), making us the leader in Spain by commissions growth and lifting our market share of revenue to over 29%.

Of note was the performance of Santander Alternative Investment, which groups together management activities with a philosophy of absolute returns and controlled risk. Its funds already surpass EUR 6,300 million. We also remained the leader in real estate funds in Spain (close to EUR 1,900 million), with two-thirds of the market.

Asset Management in Latin America. The Group manages more than EUR 24,000 million of mutual and pension funds (+14.6% because of the strong growth in local currency). This growth, together with adequate management of revenues and costs, fuelled the rise in earnings in local currency, but the sharp appreciation of the average exchange rate of the euro in 2003 reduced the area's contribution to Group income.

Private Banking. Banco Banif consolidated the strategy implemented at the end of 2002 which enabled it to reassert its leadership of Spain's private banking market. Its position, focused on customers with more than EUR 150,000, is based on global advisory services (financial, asset, corporate and real estate) and launching novel and high value added products.

Advice and substantial specialization in mutual funds resulted in growth of 26% in balances, higher than the market's pace. The business drive increased the number of targeted customers by 15%, with growth of 20% in balances. Along with containment of costs, this increased net operating income and net attributable income above 50%.

The main development in International Private Banking was the acquisition of the Latin American business of the private banking arm of Royal Bank of Scotland – Coutts (USA) International and Coutts Securities Inc. – with the consequent contribution of clients, bankers and managed assets. This purchase and the good performance of our own business (+19% in managed funds in US dollar terms) pushed up net operating income by 29% in US dollar terms (+7.5% in euros.

Insurance: In Spain, the Group completed the reorganization of its activities, following the increased participation in individual insurance business (the stake in Santander Central Hispano Seguros y Reaseguros increased to 100%) and the sale of the portfolio of collective life assurance. This sale, agreed in the fourth quarter of 2003, allows the Group to focus the selling of individual insurance products through its banking network, channelling the business of collective retirement savings towards employment pension plans.

Santander Central Hispano Seguros y Reaseguros increased its premium income by 122% to EUR 172 million. Income doubled to EUR 30 million and the contribution to Group earnings (including commissions paid to the distribution networks) rose 142% to EUR 98 million.

In Latin America, insurance business continued the positive trend in contributing to earnings. Of note in Brazil was the high volume of premium income generated (EUR 171 million) and Mexico's business drive (+30% in premium income in local currency).

Assets under management in Spain

Million euros	Amount 2003	Market share (%)	% var. o/ 2002
Mutual funds and investment companies	60,725		15.2
Mutual funds	*56,350*	*28.0*	*15.5*
of which: real estate mutual funds	*1,866*	*66.2*	*19.3*
Individual pension funds	5,768	18.3	13.7
Other	1,566		(19.2)
Total	**68,059**		13.9

Global Wholesale Banking

Million euros	2003	2002	Variation 2003/2002 Amount	(%)
Income statement				
Net interest revenue	**379.0**	**455.1**	**(76.0)**	**(16.71)**
Net fees and commissions	330.8	326.0	4.8	1.48
Basic revenue	**709.8**	**781.0**	**(71.2)**	**(9.12)**
Trading gains	76.3	(6.0)	82.2	—
Net operating revenue	**786.1**	**775.1**	**11.0**	**1.42**
Personnel and general expenses	(373.7)	(399.1)	25.4	(6.36)
a) Direct	(295.0)	(314.9)	19.9	(6.33)
Personnel expenses	*(197.2)*	*(218.2)*	*21.0*	*(9.63)*
General expenses	*(97.7)*	*(96.7)*	*(1.1)*	*1.11*
b) Assigned	(78.7)	(84.2)	5.5	(6.48)
Depreciation	(27.3)	(29.8)	2.4	(8.20)
Other operating costs	(1.8)	(1.3)	(0.5)	38.32
Net operating income	**383.2**	**344.9**	**38.3**	**11.11**
Income from equity - accounted holdings	(4.0)	(1.7)	(2.3)	130.46
Net provisions for loan - losses	(43.3)	(65.4)	22.1	(33.80)
Other income	(30.3)	(18.9)	(11.4)	60.25
Income before taxes	**305.7**	**258.9**	**46.8**	**18.06**
Net consolidated income	**229.0**	**176.9**	**52.1**	**29.42**
Net attributable income	**225.6**	**176.3**	**49.2**	**27.93**
Balance sheet				
Loans	16,356.9	19,350.7	(2,993.8)	(15.47)
Government securities	4,869.6	6,142.9	(1,273.3)	(20.73)
Due from banks	26,244.8	33,160.0	(6,915.2)	(20.85)
Investment securities	6,406.4	5,615.0	791.4	14.10
Other assets	8,209.6	5,504.5	2,705.1	49.14
Total Assets / Liabilities	**62,087.3**	**69,773.1**	**(7,685.8)**	**(11.02)**
Customer deposits / REPOs	20,430.2	24,542.3	(4,112.1)	(16.76)
Debt securities	508.5	1,227.5	(719.1)	(58.58)
Subordinated debt	32.4	32.4	0.0	0.00
Due to banks	20,477.1	22,050.2	(1,573.1)	(7.13)
Other liabilities	19,073.5	20,153.2	(1,079.7)	(5.36)
Capital assigned	1,565.7	1,767.4	(201.8)	(11.42)
Other managed funds (off - balance sheet)	**1,034.0**	**902.4**	**131.7**	**14.59**
Mutual funds	441.7	391.4	50.3	12.86
Pension funds	575.6	488.7	86.8	17.77
Managed portfolios	16.8	22.3	(5.5)	(24.57)
Customer funds	**22,005.1**	**26,704.6**	**(4,699.5)**	**(17.60)**
Total managed funds	**63,121.3**	**70,675.4**	**(7,554.1)**	**(10.69)**
Ratios (%) and other data				
ROE (cash-basis)	13.32	9.34		
Efficiency ratio (Personnel and general expenses/Net operating revenue)	47.54	51.49		
Recurrence ratio (Net fees and commissions/Personnel and general exp.)	88.52	81.68		
NPL ratio	0.70	1.21		
NPL coverage	308.38	196.37		
Number of employees (direct and assigned)	2,288	2,559	(271)	(10.59)
Number of branches	36	38	(2)	(5.26)

Global Wholesale Banking generated net attributable income of EUR 225.6 million, 27.9% more than in 2002. The year-on-year growth in fourth quarter income was higher, confirming the trend of prior quarters. The basic priorities of management were increasing the capacity to generate recurrent income, improvement in efficiency and optimum use of capital. Of note were fees and commissions which represented 89% of the area's costs (82% in 2002) and the improvement of 4 percentage points in the efficiency ratio.

This clear progress reflects the first results from the implementation during 2003 of a new business model to strengthen and optimize relations with corporate clients at the global level. The global management model puts greater emphasis on developing value added products and integrating into teams investment banking product specialists, leveraging our extensive presence.

Global Corporate Banking continued to perform well, despite the impact of lower interest rates. On the one hand, active management of prices increased the average spread on loans in Spain by 9.3 basis points over 2002 and, on the other, cross-selling of value added products spurred recurrent revenue. This, together with tight control of costs, prudence in granting loans and reduced needs for loan-loss provisions, produced double digit growth in net attributable income.

Global Investment Banking took advantage of the difficult situation in the markets during 2003 to reinforce its leading position in the natural markets where it operates, improve revenues and significantly cut costs. As a result, net operating income and net attributable income almost doubled those in 2002.

Corporate Finance had a very positive year. Of note was M&A activity in Spain, which was ranked among the top spots in *league tables* (first in *Thomson Financial* in the first nine months in terms of volume and the number of transactions announced). Among the operations closed during 2003 were the advisory services provided to Sacyr in the acquisition of ENA, to Entel in the purchase of the wind power assets of Unión Fenosa, to SEPI in the privatization of Musini and to Auna in the sale of Retevisión Audiovisual.

Santander Central Hispano Bolsa continued to be the leader in equity brokerage in Spain, with a market share of 11.2% (16.3% including Banesto Bolsa). Our broker-dealer in Portugal was ranked second with a market share of 15.2%. In ordinary Latin American shares and ADRs we were ranked second and seventh (market shares of 23.7% and 6.1%, respectively). Our analysis department did well: second best broker in Spain and Portugal according to *Thomson Extel* and first in small- and medium-sized cap companies; third best broker for Latin America according to *Institutional Investor* and second in the ranking of *Latin Finance*. Of note in the equity capital markets was the placement of preferred shares of Endesa and Unión Fenosa and the placement of Red Eléctrica.

Structured Financing had a good year. Particularly noteworthy was the design and structuring of the financing of the acquisition of ENA (EUR 1,600 million) and arranging the purchase of from electricity companies of "tariff deficit" rights (EUR 1,400 million).

In Custody, we strengthened our leadership in three main areas: resident clients, with an improved position as the depository entity of Collective Investment Schemes, both those linked to and separate to the Group; non-residents, with significant new clients such as JPMorgan Chase and SIS SEGA Intersettle; and in services to issuers, increasing the range of products.

Treasury had a good year both in the professional markets and also in customer related activity, the principle source of revenue for this business, with new strategies integrated into the area's new global management model.

In Spain, activity with corporate and institutional clients was strengthened, and new strategies implemented to increase the placement of treasury products via the banking network. We consolidated our leadership position in trading by Senaf (leaders with a 9.6% market share in 2003) and in warrants (second with 33.1% of premiums in the same period). Santander also became the first member in Spain of the *Chicago Board of Trade* electronic market. Treasury activity in Portugal continued to focus on business with customers, mainly hedging of exchange rates and interest rates, taking advantage of the synergies with Madrid treasury.

In New York, most of the activity centered on the trading of sovereign and corporate debt and Latin American currencies. New measures were taken to make the best use of the Group's experience in local Latin American markets.

In Latin America, Brazil's treasury activity continued to improve thanks to the upturn in the Brazilian economy. In Mexico, we continued to be the leading trader of fixed income and derivatives and were ranked first among the Bank of Mexico's market makers. Our market share in the currency market was 20%. In Chile, we have a significant presence especially in derivate products with local institutional clients and in the trading of spot currency (first with a 17.6% market share).

Financial Management and Equity Stakes

Million euros	2003	2002	Variation 2003/2002 Amount	(%)
Income statement				
Net interest revenue (excluding dividends)	(434.5)	(660.3)	225.7	(34.19)
Dividends	321.8	386.0	(64.1)	(16.62)
Net interest revenue	**(112.7)**	**(274.3)**	**161.6**	**(58.92)**
Net fees and commissions	11.4	9.9	1.5	14.96
Basic revenue	**(101.3)**	**(264.4)**	**163.1**	**(61.68)**
Trading gains	217.6	128.5	89.0	69.30
Net operating revenue	**116.2**	**(135.9)**	**252.1**	**—**
Personnel and general expenses	(114.6)	(69.2)	(45.3)	65.49
a) Direct	(108.9)	(63.2)	(45.7)	72.42
Personnel expenses	*(16.8)*	*(19.7)*	*2.9*	*(14.67)*
General expenses	*(92.1)*	*(43.4)*	*(48.6)*	*112.00*
b) Assigned	(5.7)	(6.1)	0.4	(6.70)
Depreciation	(59.4)	(99.0)	39.5	(39.94)
Other operating costs	(4.5)	33.9	(38.3)	—
Net operating income	**(62.3)**	**(270.2)**	**208.0**	**(76.96)**
Income from equity - accounted holdings	258.7	162.4	96.3	59.33
Net provisions for loan - losses	(212.7)	115.9	(328.6)	—
Other income	1,615.8	626.6	989.2	157.89
Accelerated goodwill amortization	(1,719.2)	(702.9)	(1,016.3)	144.59
Income before taxes (cash-basis*)	**(119.6)**	**(68.3)**	**(51.3)**	**75.21**
Net consolidated income (cash-basis*)	**128.6**	**123.8**	**4.8**	**3.89**
Net attributable income (cash-basis*)	**(237.9)**	**(264.6)**	**26.7**	**(10.10)**

(*).- Before ordinary goodwill amortization

Million euros	2003	2002	Amount	(%)
Balance sheet				
Government securities, Bank of Spain certificates and others	22,224.4	14,805.1	7,419.2	50.11
Investment securities	21,891.1	10,002.8	11,888.3	118.85
Goodwill	7,379.5	9,950.1	(2,570.7)	(25.84)
Liquidity lent to the Group	23,986.1	17,847.1	6,139.1	34.40
Capital assigned to Group areas	15,629.5	14,334.4	1,295.1	9.03
Other assets	13,991.6	12,600.1	1,391.5	11.04
Total Assets / Liabilities	**105,102.1**	**79,539.6**	**25,562.5**	**32.14**
REPOs	23,393.2	13,438.4	9,954.8	74.08
Debt securities	26,499.0	17,285.9	9,213.1	53.30
Subordinated debt	9,445.4	10,796.1	(1,350.7)	(12.51)
Preferred stock	3,984.4	4,916.8	(932.4)	(18.96)
Other liabilities	24,582.8	16,379.7	8,203.1	50.08
Group capital and reserves	17,197.3	16,722.7	474.6	2.84
Other managed funds (off - balance sheet)	**—**	**—**	**—**	**—**
Mutual funds	—	—	—	—
Pension funds	—	—	—	—
Managed portfolios	—	—	—	—
Customer funds	**39,580.2**	**34,144.1**	**5,436.1**	**15.92**
Total managed funds	**105,102.1**	**79,539.6**	**25,562.5**	**32.14**
Resources				
Number of employees (direct and assigned)	271	184	87	47.28

Financial Management and Equity Stakes acts as the Group's holding company, managing all capital and reserves, assigning capital and liquidity to the rest of businesses on the basis of the criteria set out on page 78 of this report.

The liquidity cost for the transfer of funds to different businesses is borne at the short-term market rate, which in 2003 was 2.31% (3.28% in 2002).

This area also incorporates centrally managed businesses (such as equity stakes), financial management, allowances (such as amortization of goodwill and country risk) and businesses being launched or wound down. As a result, this area covers a wide range of centralized activities, which can be divided into three sub areas:

- **Equity Stakes:** this centralizes the management of equity stakes in financial and industrial companies. The net attributable income of **financial stakes in Europe** was 66.2% lower than in 2002 at EUR 331.7 million. This was because capital gains from the sale of stakes were much lower in 2003 (0.88% of Royal Bank of Scotland) whereas in 2002 1.5% of Société Générale was sold in the first half and 3% of Royal Bank of Scotland in the fourth quarter. These sales were reflected in a lower contribution to earnings, as well as reduced dividends.

  At the end of 2003, the unrealized capital gains in equity stakes were estimated at EUR 1,500 million

  The net attributable income from **industrial stakes** was 47.1% lower than in 2002 at EUR 378.5 million.

  The reduction was largely due to the lower capital gains generated in 2003 (in 2002 23.5% of Dragados and 24.5% of Vallehermoso were sold); however, revenue before capital gains and costs was 99.8% higher, largely due to lower financial costs and the rise in equity-accounted income.

  The sale of stakes in 2003 amounted to EUR 1,021 million, mainly: 20.21% of Antena3 TV, 0.51% of Vodafone and 28.35% of Home Mart.

  Investments during 2003 amounted to EUR 951 million, mainly the purchase of a further 12.13% of Cepsa.

  The Group continued its strategy of balancing the negative contribution from companies being developed with the positive contribution of companies generating income and distributing dividends. The Group realizes capital gains from the sale of stakes when the circumstances are right.

  At the end of 2003, unrealized capital gains are estimated at EUR 2,100 million.

- **Financial management:** manages the structural exchange rate position, the Assets and Liabilities Committee (ALCO) portfolio of the parent bank and the issues and securitizations that meet the Group's liquidity and equity needs.

  The performance of interest rates and exchange rates, negative for retail business, is partly offset by the positions of the ALCO portfolio and structural exchange rates. Centralized management of exchange rates and of the ALCO portfolio contributed EUR 355 million to net operating revenue.

  This area includes the cost of hedging capital in Latin America, which amounted to EUR 169 million in 2003.

Financial stakes in Europe

			Variation 2003/2002	
Million euros	**2003**	2002	Amount	(%)
Income statement				
Contribution to results (*)	242.3	285.8	(43.5)	(15.22)
Financing costs	(82.5)	(146.6)	64.1	(43.73)
Revenue	**159.9**	**139.3**	**20.6**	**14.79**
Operating costs	(2.3)	(2.3)	0.0	(1.63)
Realized capital gains and other	125.2	979.2	(854.1)	(87.22)
Income before taxes	**282.7**	**1,116.2**	**(833.5)**	**(74.67)**
Net attributable income	**331.7**	**980.2**	**(648.5)**	**(66.16)**

(*) Dividends and income from equity-accounted holdings included.

Equity stakes

Million euros	**2003**	2002	Variation 2003/2002 Amount	(%)
Income statement				
Contribution to results (*)	356.9	271.4	85.5	31.50
Financing costs	(85.5)	(135.6)	50.1	(36.92)
Revenue	**271.3**	**135.8**	**135.6**	**99.84**
Operating costs	(17.9)	(17.5)	(0.4)	2.06
Realized capital gains and other	196.7	713.9	(517.1)	(72.44)
Income before taxes	**450.2**	**832.1**	**(381.9)**	**(45.90)**
Net attributable income	**378.5**	**716.2**	**(337.6)**	**(47.14)**

(*) Dividends and income from equity-accounted holdings included.

The area also manages all capital and reserves, the allocation of capital to each business unit, and the financing cost of investments. In addition there are certain specific allocations of a centralized nature (the parent bank's pension), country-risk and early amortization of goodwill

This means that its contribution to earnings is always negative. The figure was EUR 925.6 million negative in 2003 (EUR 1,214.6 million negative in 2002).

- **Projects underway/wound down:** Also included, on a temporary basis, are businesses in the process of being wound down or closed in order not to distort the rest of the businesses. In exceptional circumstances, the launch of a business of a strategic nature can be included. In 2003, the main item included is development of the Partenón project.

The total income statement of the area thus includes different positive and negative items:

- The positive trading gains were the result of reduced provisions, gains from some sales and positive exchange rate differences.
- Income from equity-accounted holdings, before deducting dividends, declined because of the sale of equity stakes between the two periods.
- Other income reflects in 2003 the capital gains from the sale of industrial and financial stakes already commented in other parts of this report.
- The capital gains from this sale were offset by early amortization of goodwill.
- Lastly, the dividends paid on preferred shares are recorded in *minority interests*

The Share

The share

The Santander share surged 43.6% in 2003 to 9.39, euro outperforming the Spanish main index Ibex-35 -selective index that inlcudes Spanish companies with high capitalization and trading volumes-, which increased 28.2%, and the Dow Jones Euro Stoxx 50 -that includes the most relevant stocks in terms of capitalization of the Eurozone- (+15.7%). The highest price reached in 2003 was EUR 9.44 at December 30.

Santander's market capitalization of EUR 44,775.3 million at the end of 2003, EUR 13,589.9 million more than a year earlier, is the highest among Spanish banks and the 11th largest in the world.

The Santander Group's PER was 17.15 times at December 31.

The share trades on the four stock markets in Spain on the continuous market and in Milan, New York, Lisbon and Buenos Aires. It is included in 37 world indices, reaching a share of 41,868% in Financial-IBEX.

	SAN (euros)	Ibex-35	Dow Jones Euro Stoxx 50	IGBM
30/12/2002	6.54	6,036.9	2,386.41	633.99
31/01/2003	5.75	5,947.7	2,248.17	623.96
28/02/2003	5.95	5,999.4	2,140.73	626.46
31/03/2003	5.85	5,870.5	2,036.86	614.05
30/04/2003	7.04	6,489.5	2,324.23	675.04
30/05/2003	6.88	6,508.5	2,330.06	679.75
30/06/2003	7.63	6,862.0	2,419.51	719.87
31/07/2003	8.00	7,061.7	2,519.79	742.62
29/08/2003	7.77	7,111.3	2,556.71	749.89
30/09/2003	7.28	6,703.6	2,395.87	713.22
31/10/2003	8.25	7,129.5	2,575.04	755.09
28/11/2003	8.67	7,252.5	2,630.47	768.38
30/12/2003	9.39	7,737.2	2,760.66	807.98

Comparative share price performance (Dec. 30 2002 vs. Dec. 30 2003)

Dec. 30 2002=100


150
145
140
135
130
125
120
115
110
105
100
95
90
85
80
75
SAN
Euro Stoxx Banks
Euro Stoxx 50

Trading

The number of Santander shares traded during 2003 was 11.362 million EUR (83,271 million), 9,965 million more than in 2002. It was the second most liquid share on Spain's continuous market and the first among the banks. The average daily number of shares traded was 45.4 million.

The number of futures contracts traded on Santander Central Hispano shares was 3.52 million and the number of options was 2.18 million. The total volume of futures and options traded on Santander Central Hispano shares in the MEFF market was 18.1% of total traded.

The outstanding balance of stock lending at the end of 2003 was 709,719,444 shares, 14.88% of the capital stock and 457,828,568 more than in 2002.



Traded volume (number of shares)


1,400,000,000
1,200,000,000
1,000,000,000
800,000,000
600,000,000
400,000,000
200,000,000
0
JAN-03
FEB-03
MAR-03
APR-03
MAY-03
JUN-03
JUL-03
AUG-03
SEP-03
OCT-03
NOV-03
DEC-03

Shareholder remuneration

If the proposal submitted to the Ordinary General Meeting in June is aproved, the direct remuneration received by shareholders in the form of dividends charged to 2003 results will amount to EUR 0.3029 and distributed in four quarterly payments (see table below). Our shareholders keep having a high dividend a yield that on the basis of the year-average price, was 4,14%.

Dividend per share charged to 2003 income

	gross	net
First dividend 1.08.03	0,0775	0,065875
Second dividend 1.11.03	0,0775	0,065875
Third dividend 1.02.04	0,0775	0,065875
Fourth dividend 1.05.04	0,0704	0,059840
Total	**0,3029**	**0,257465**

The number of new members of the *Santander Central Hispano Dividend Reinvestment Plan* was 3,351, an increase of 0.77% over 2002. At the end of 2003, 22.14% of the Bank's shareholders was in this plan in the two forms.

Comparative return of the share

This table sets out the performance of the Santander Central Hispano share over the last 10 years on the basis of different timeframes for investment and divestment and compares it with the General Index of the Madrid Stock Exchange (IGBM) and the Ibex-35. The table has been drawn up on the basis of the reinvestment every year of dividends paid over the course of the calendar year with the closing price of each year. Splits, returns of nominal value and capital increases are also taken into account, but never additional cash disbursements that shareholders may make to those of the day when the shares are bought.

According to the table, a shareholder who bought Santander Central Hispano shares at the end of 1994 and held them until the end of 2003 received an accumulated return of 369.73%.

Santander Central Hispano was one of the bank shares that increased the most over the last nine years: EUR 10 invested in December 2004 was worth EUR 46.97 at the end of 2003.

The Santander Central Hispano share rose significantly more than the market average over this period, while in line with the different economic environments.

Accumulated Return (%)

											YEAR OF EXIT
YEAR OF ENTRY		1994	1995	1996	1997	1998	1999	2000	2001	2002	**2003**
1993	SAN	(8.98)	13.59	59.11	197.27	243.00	360.93	375.89	302.79	190.15	327.56
	I.G.B.M.	(11.70)	(0.84)	37.80	95.98	168.86	212.47	172.86	155.41	96.42	150.33
	Ibex-35	(14.59)	0.43	42.59	100.69	172.09	222.01	151.98	132.28	66.99	114.02
1994	SAN		24.79	74.80	226.58	276.83	406.38	422.82	342.51	218.76	369.73
	I.G.B.M.		12.30	56.05	121.94	204.48	253.87	209.01	189.25	122.44	183.49
	Ibex-35		17.59	66.95	134.98	218.58	277.03	195.04	171.97	95.52	150.58
1995	SAN			40.07	161.70	201.96	305.78	318.95	254.60	155.44	276.41
	I.G.B.M.			38.96	97.63	171.13	215.11	175.16	157.57	98.08	152.44
	Ibex-35			41.97	99.83	170.92	220.63	150.91	131.29	66.27	113.10
1996	SAN				86.83	115.57	189.69	199.09	153.15	82.36	168.72
	I.G.B.M.				42.22	95.11	126.76	98.01	85.35	42.54	81.66
	Ibex-35				40.75	90.83	125.84	76.73	62.91	17.11	50.10
1997	SAN					15.38	55.05	60.09	35.50	(2.39)	43.83
	I.G.B.M.					37.19	59.45	39.23	30.33	0.23	27.73
	Ibex-35					35.58	60.45	25.56	15.74	(16.79)	6.64
1998	SAN						34.38	38.74	17.43	(15.41)	24.65
	I.G.B.M.						16.22	1.49	(5.00)	(26.94)	(6.89)
	Ibex-35						18.35	(7.39)	(14.63)	(38.63)	(21.34)
1999	SAN							3.25	(12.61)	(37.05)	(7.24)
	I.G.B.M.							(12.68)	(18.26)	(37.14)	(19.89)
	Ibex-35							(21.75)	(27.86)	(48.14)	(33.54)
2000	SAN								(15.36)	(39.03)	(10.15)
	I.G.B.M.								(6.39)	(28.01)	(8.26)
	Ibex-35								(7.82)	(33.73)	(15.07)
2001	SAN									(27.97)	6.15
	I.G.B.M.									(23.10)	(1.99)
	Ibex-35									(28.11)	(7.86)
2002	SAN										47.36
	I.G.B.M.										27.44
	Ibex-35										28.17

Financial Management

Financial Management

The Santander Group actively manages the market risks inherent in its activity with customers, which is the core of its business, as well as the rest of the structural balance sheet. Management covers the structural risks of interest rates, liquidity, exchange rates and capital.

The purpose of financial management is to make net interest revenue from commercial activities and the Group's economic value more stable and recurrent, maintaining adequate levels of liquidity and solvency.

The Financial Management Area manages structural risk on a centralized basis. This allows the use of homogenous methodologies, adapted to each local market where the Group operates.

In the euro-dollar area, the Financial Management Area directly manages the risks of the parent bank and coordinates management of the rest of the units that operate in convertible currencies. There are local teams in the banks in Latin America that manage balance sheet risks under the same frameworks, in coordination with the global area of Financial Management of the parent bank.

The Asset and Liability Committees (ALCOs) of each country and, where necessary, the Markets Committee of the parent bank are responsible for these risk management decisions.

Management of structural liquidity

The purpose of structural liquidity management is to finance the Group's recurring business in optimum conditions in terms of maturities and costs, preventing the assumption of undesired liquidity risks.

The Group has a diversified portfolio of assets that are liquid or can be made so in the short term, adjusted to its positions. It also has an active presence in a wide and diversified series of financing markets, limiting its dependence on specific markets and keeping open the capacity of recourse to markets,

Management of structural liquidity involves planning the funding needs, structuring the sources of financing (optimizing diversification by maturities, instruments and markets) and drawing up contingency plans.

In the euro-dollar area, an annual liquidity plan is drawn up. Based on the financing needs arising from the business budgets. On the basis of these needs and taking into account the limits of recourse to the short-term markets, an issuance and securitization plan is drawn up for the year. The real situation of financing needs is closely tracked during the year, resulting in changes to the plan when necessary.

The volume of convertible currencies captured under the financing plan amounted to EUR 26,000 million, 54% of which were medium- and long-term issues, including preference shares and subordinated debt which are included in the Group's eligible capital. Securitization of medium- and long-term assets amounted to EUR 8,000 million.

Of note was the significant reduction in the Group's lending spreads and consequently of financing costs in 2003, due to the better risk perception of the Group in the financial markets. This was also backed by the upgrading of ratings by the three main agencies (Fitch and Moody's in November 2003 and Standard & Poor's in January 2004).

The banks in Latin America are autonomous in terms of liquidity, and do not resort to the lines of the parent bank for financing their activity. Each bank has its own liquidity and contingency plans without calling on the Group's financing. The cross-border and reputation risks arising from external financing are limited and authorized by the parent bank.

Unlike what generally happens in the euro-dollar area, the business activity of the Latin American banks has a surplus of funds and does not require structural financing from the markets.

Interest rate risk

The Financial Management Area analyzes structural interest rate risk derived from mismatches in maturity and revision dates for assets and liabilities in each of the currencies in which it operates. For each currency the risk measured is the interest gap, the sensitivity of net interest revenue, the economic value and the duration of equity.

Depending on the position of the interest rates of the balance sheet and taking into account the market's prospects, the necessary financial measures are adopted to adjust the position to that desired by the Bank. These measures comprise from the taking of positions in markets to defining the interest rate features of products.

There are two spheres of management: convertible currencies (mainly the euro and the US dollar) and non-convertible currencies (largely Latin American). The Markets Committee, through the Financial Management Area, directly manages convertible currencies and coordinates management of the ALCOs of the banks in Latin America.

This activity is particularly important when interest rates are historically low as has been the case in the euro and dollar area, or in environments with sharp falls in interest rates such as there have been in the main markets where the Group operates in Latin America.

In these scenarios, adequate management of structural interest rate risk arising from business activity protects revenues via net interest revenue without exposing assets and liabilities to purely speculative positions.

In 2003, management of the ALCO portfolio contributed EUR 317 million to the Group's earnings. The sensitivity of the economic value of the parent bank to a shift of 100 basis points in the market yield curve was EUR 129 million at the end of the year.

Exchange rate risk

Structural exchange rate risk is largely derived from the Group's currency operations including permanent financial investments, collection of earnings and dividends from subsidiaries and purchase/sale of assets.

As regards management of the exchange rate risk of permanent investments, the general policy is to finance them in local currency provided there is profound knowledge of the market which allows it and that the cost is justified by the expected depreciation. Certain one-off hedges of permanent investments are made when it is believed that a local currency could weaken against the euro more quickly than the market is discounting.

At the moment, all investments in Venezuela, Chile and Mexico are fully covered and around one-third of that in Brazil. There are no significant exchange rate positions opened in other currencies of emerging countries.

In addition, operations are carried out to hedge the currency risk of the Group's results and dividends in Latin America. The local units manage the exchange rate risk between the local currency and the dollar, which is the currency used for the area's budgeting. Financial Management at the parent bank level is responsible of the risk between the dollar and/or other currencies and the euro. At the end of 2003, the position derived from dollar/euro management was registered at the year's average exchange rate, the same as for the results which are the object of the hedging.

Capital management

Management of capital aims to optimize its structure and cost from the regulatory and economic standpoints. In order to ensure its solvency the Group uses different instruments and policies: capital increases and issues eligible for equity (preferred shares and subordinated debt), retained earnings, dividend policy and securitizations.

From the regulatory standpoint (BIS criteria) the Group increased its eligible equity and improved its composition in 2003: EUR 3,200 million of core capital was generated and its ratio rose from 5.07% to 6.14%, while the percentage of preference shares in Tier I capital dropped from 37% to 26%.

As well as managing the regulatory capital the Group is undertaking various projects to optimize the return on the economic capital. It assigns economic capital to the business units in order to measure on a homogeneous basis the return of each unit and thus its contribution to the Group's value.

The return on economic capital is a basic yardstick for assessing the management of each unit, enabling the interests of the managers to be aligned to those of shareholders.

Financial Management assesses the different businesses on the basis of their creation of value and the growth rates expected, and it analyzes management alternatives for the Group's portfolio of businesses.

The main risk and thus the chief consumer of the Group's economic capital comes from credit risk. The Financial Management Area is developing a project for active management of loan portfolios that increases the diversification, reduces the economic capital consumed and improved the return.

Maturity and repricing gap as at 31.12.03

Gap in euros

Euro million	Noy sensitive	Up to 1 year	1-3 years	3-5 years	More than 5 years	Total
Money and securities market	15,148.4	39,051.1	12,033.7	3,011.3	12,522.5	81,766.9
Loans	1,816.8	102,769.8	22,160.9	3,812.7	2,328.6	132,888.8
Other assets	13,199.4	13,174.6	131.2	107.3	185.4	26,797.9
Assets	**30,164.6**	**154,995.5**	**34,325.9**	**6,931.3**	**15,036.5**	**241,453.7**
Money and securities market	94.9	44,957.2	285.0	100.5	20.0	45,457.7
Customer deposits	97.8	34,457.0	16,125.0	6,797.7	18,972.6	76,450.1
Medium and long terms debts	90.3	43,537.4	796.8	3,024.8	4,267.0	51,716.3
Shareholders' equity and other liabilities	43,094.4	11,758.6	913.4	773.1	2,603.2	59,142.7
Liabilities	**43,377.4**	**134,710.2**	**18,120.2**	**10,696.1**	**25,862.8**	**232,766.8**
Balance sheet Gap	**(13,212.9)**	**20,285.2**	**16,205.6**	**(3,764.9)**	**(10,826.3)**	**8,686.8**
Off-balance sheet Gap	—	(9,204.6)	(3,781.3)	2,966.9	2,928.4	(7,090.6)
Total Gap	**(13,212.9)**	**11,080.6**	**12,424.3**	**(797.9)**	**(7,897.9)**	—
Acumulated Gap	—	**11,080.6**	**23,504.9**	**22,707.0**	**14,809.1**	—

Risk management

1. Organization of the risks function

The Group regards risk management as one of its key priorities in generating value on a sustained basis.

This management is in line with the principles of the New Basle Capital Accord.

The Risks Division reports to the Third Vice-Chairman and Chairman of the Risks Committee of the Board of Directors.

This committee:

- Sets the Group's risk policies, in accordance with the Board's Executive Committee.
- Sets the risk limits and the levels of authority delegated.
- Ensures that the risk levels assumed at the individual and global level meet the targets set.
- Resolves operations beyond the powers delegated to bodies immediately below.
- Empowers other committees lower down the hierarchy to deal with risks.
- Receives information on the significant issues that it must know about and decide upon.
- Regularly reviews the exposures to main clients, economic sectors, geographic areas and risk categories.
- Supervises the fulfilment of risk objectives, the tools used to manage risk, the measures being taken to improve risk management and any other actions undertaken in this area.
- Receives, evaluates and monitors the observations and recommendations which, for varying reasons, are made by the supervisory authorities.
- Ensures that the Group's measures are consistent with the level of risks previously decided.

The committee deals with all types of risk: credit, market, liquidity, operational, counterparty, etc.

Other principles that also guide the Group's risk management are:

- Independent working with shared hierarchy, consistent with the objectives and methodologies established by the Risks Division, while the organizational structure is adapted to business needs and proximity to the customer, whose business is promoted while the criteria of credit quality are preserved.
- Executive capacity supported by knowledge and proximity to the customer, in parallel with the business manager, as well as collegiate decisions via the corresponding Risks Committees.
- Global scope (different types of risk) and single treatment of the customer (non-admission of risks from different units), without detriment to specialization by risk type and customer segment.
- Collegiate decisions (including at the branch) which ensure different opinions and do not make results dependent on decisions by individuals.
- Medium-low risk profile, which entails consistency in a series of policies and procedures, among which are the following:
  - Strong emphasis on monitoring of risks in order to have sufficient warning of possible problems.
  - Risk diversification limiting the Group's relative exposure to the overall risk of customers in the credit system.
  - Avoid exposure to companies with below par ratings, even when this would entail a risk premium proportionate to the level of internal rating.

The Board's subsidiary bodies have the necessary skills and independence to supervise development of the general strategy, as well as the decisions taken by senior management which, in turn, sets the business plans, supervises the daily decisions and ensures they are in line with the objectives and policies set by the Board.

The Group uses a series of techniques and tools, which are mentioned in detail in different parts of this chapter. Of note are:

- Internal ratings, with valuation of the different components which, by client and operation (collaterals, maturities, etc), enable the probabilities of failure to be estimated and then the loss expected on the basis of historical data.
- Return on Risk Adjusted Capital (RORAC), used for pricing operations (bottom up) to analysis of portfolios and units (top down).
- Economic capital estimated by valuating all kinds of risks (credit, business, etc), both as a reference of the management by different building blocks and the return obtained, as well as in admission processes and reference limit of the global classifications of large clients.
- Value at risk as an element of control and for setting the limits of different portfolios.
- Stress testing to complement the analysis of market and credit risk, in order to value the impact of alternative scenarios, including on provisions and capital.

The organizational structure was changed at the end of 2003 for two reasons. On the one hand, this was to group together the executive functions and adapt the organizational structure of the risk units to the business areas and segments more precisely.

With these objectives in mind, the credit and market risk functions are integrated into a single unit and organized by large segments of clients, covering admission, tracking, and recovery in all countries where the group operates and under the following organizational framework:

- Corporate risks and counterparty
- Company retail banking risks
- Standardized retail banking risks

On the other hand, and in accordance with the requirements of independence established in the New Basle Capital Accord (BIS II), another autonomous management unit is set up for integrated management and internal control of risks, whose functions are to contribute a global view, measure risk, analysis and methodologies for different risk exposures, as well as exercising the control needed to guarantee the consistency and homogeneity of processes and tools, through the following tasks:

- Methodologies
- Internal control
- Global analysis
- Operational risk
- Information system

Both management units report to the CRO who is also the third Vice-Chairman.

2. Global analysis of risk. Integral risk framework.

A tool to assign and aggregate the economic capital of the group and of its main business units was completed in 2003.

Known as the Integral Risk Framework (IRF), it deals with the main risks to which the group is exposed: credit, market, structural, operational and business, as well as the degree of correlation (diversification) between these risks and between the different business units.

The model provides a reasonably precise measurement of the economic capital needed to support the risk assumed by the group with the level of confidence associated with a rating target of AA. It also produces measurements of return adjusted to the risk of the main business units and of the group as a whole.

A comparison of the results of the economic capital with the capital funds available shows that the group is sufficiently well capitalized to support the risk of its business with a level of confidence equivalent to a rating target of AA.

The global risk map of the group at the end of 2003, according to the IRF, and the distribution of the economic capital among the different types of risk and among the main business units is shown below.

Distribution of economic capital by types of risk


42%
Credit
27%
Equity
Stakes
8%
Structural
Interest
8%
Business
9%
Rest of Market
5%
Operational

Distribution of economic capital by business units


30%
Central
Portfolio
3%
Europe
Consumer
5%
Corporate
Centre
9%
Banesto
2%
Asset Management
and Priv. Bank.
11%
Spain
Retail
8%
Global
Wholesale
4%
Portugal
28%
Latin America

Credit risk is the main risk and accounts for 42% of the total risk in terms of economic capital. Market risk, which includes trading and the structural exchange rate position (Rest of Market) as well as the *industrial portfolio and the Group's alliances* (Market Equity Stakes), accounts for just over one-third of total risk. The rest of risks represent 21%. The group's diversification produces a saving of 15% of the capital (the aggregate capital is 15% lower than the sum of the capital of the units considered on their own).

According to the results of the IRF, the group's risk-adjusted return is 16.6% compared to an estimated cost of capital of 10.75%, which means there is a high capacity to generate value.

The methodology used for operational risk is that proposed by the Basle Committee (standardized model), while international benchmarks are used for the business risk model.

A multi factor model and simulation techniques are used to estimate the aggregated economic capital and assign it by units. This enables the effect of the diversification consubstantial with the group's multi country and multi business activity to be quantified.

The model serves many purposes:

- It provides a quantitative evaluation of the aggregate risk and capital needed, supplying information for appropiate financial management of the capital and the strategic decision-making.
- It helps the process of supervisory revision of the capital adequacy, under the framework of Pillar II of the New Basle Capital Accord.
- It enables the return of the group's main businesses to be measured using homogeneous criteria and so assign the capital more efficiently. The group plans to use this model as of 2004 for this purpose.
- It simulates economic and strategic scenarios in order to evaluate their impact in terms of expected losses and economic capital.

3. Credit risk

The Group's management of credit risk is concerned with the identification, measurement, integration, control and valuation of the different credit exposures, as well as the risk-adjusted return from a global perspective and within each area of activity.

The organization of the risks function in the Group's different banks, both in Spain and abroad, is based on the principles and basic organizational structure of the parent bank in Spain, without detriment to the need to adapt to the particular features of local markets.

Global map of exposure to credit risk

The gross exposure (before conversion factors) to credit risk, distinguishing between credit risk with clients, fixed income and credit entities, is shown in the following chart (variation over previous years):

Santander Group
Distribution of gross exposure to credit risk
%

5,6% (+4%)
Credit Ent.
13,6% (-1%)
Commitments
Clients
8,0%
(+13%)
Guarantees
17,6%
(+39%)
Fixed-
income
49,6% (+6%)
Loan .
Portfolio Clients
5,7%
(+3%)
Derivatives

Santander Group - Gross Exposure to Credit Risk

	Outstanding clients	Commitments clients	Fixed income	Credit entities	Derivatives	Total	%
SPAIN	134,062	30,596	42,971	6,990	15,169	229,778	65.4
Parent bank	81,057	18,320	36,118	2,174	12,322	149,992	42.7
Banesto	38,753	8,434	6,817	2,637	2,587	59,227	16.9
Rest of Spain	14,251	3,843	36	2,179	260	20,569	5.9
REST OF EUROPE	34,025	5,263	5,035	4,961	1,547	50,831	14.5
Germany	9,339	986	364	328	13	11,030	3.1
Portugal	20,039	2,164	4,559	2,043	1,391	30,196	8.6
Others	4,648	2,112	111	2,590	143	9,604	2.7
LATIN AMERICA	30,934	6,094	13,285	3,278	2,155	55,746	15.9
Brazil	4,998	1,171	3,946	190	395	10,701	3.0
Chile	9,536	335	1,815	240	923	12,848	3.7
Mexico	8,782	3,505	2,783	1,808	732	17,609	5.0
Puerto Rico	4,192	478	2,814	195	83	7,763	2.2
Venezuela	935	319	655	600	0	2,508	0.7
Rest of Latin America	2,490	287	1,272	246	23	4,317	1.2
REST OF WORLD	3,324	5,716	387	4,467	1,124	15,017	4.3
TOTAL GROUP	**202,344**	**47,669**	**61,678**	**19,696**	**19,995**	**351,382**	**100**

Data at 31/12/03. Amounts in millions of euros. Excluding doubtful loans and trading fixed-income. Credit entities do not include repos (included as derivatives). Derivatives in credit risk equivalent.

The distribution of the exposure by credit risk with clients is as follows:

Risk distribution with clients by segments

	Total	Public sector	Companies	Individuals mortgages	Rest of individuals	Rest of segments
SPAIN	164,658	6.745	104.693	32.584	19.044	1,593
Parent bank	99,377	5,367	58.232	24.258	9.928	1,593
Banesto	47,187	833	35,979	7,524	2,851	0
Rest of Spain	18.094	546	10.481	803	6.265	0
REST OF EUROPE	39.288	485	20.164	5.914	12.725	0
Germany	10,325	0	1,708	0	8,616	0
Portugal	22.203	485	13.226	5.914	2.578	0
Rest of Europe	6,760	0	5,229	0	1,531	0
LATIN AMERICA	37.027	4.735	19.728	3.853	6.912	1.800
Brazil	6.169	12	4.367	165	1.591	33
Chile	9.870	198	5.726	1.762	2.184	0
Mexico	12.287	4.330	4.767	678	2.511	0
Puerto Rico	4.670	165	2.960	1.155	390	0
Venezuela	1.254	6	1.058	18	162	11
Rest of Latin America	2.777	23	850	75	73	1.756
REST OF WORLD	9.039	0	8.554	0	485	0
TOTAL GROUP	**250.013**	**11.965**	**153.139**	**42.350**	**39.166**	**3.393**
% of total	**100,0%**	**4,8%**	**61,3%**	**16,9%**	**15,7%**	**1,4%**

Data at 31/12/03. Amounts in millions of euros.

At the end of 2003, 65.4% of the Group's credit risk was in Spain, 15.9% in Latin America, 14.5% in the rest of Europe (mainly Portugal and Germany) and 4.3% in the rest of the world.

The following charts show the distribution of the exposure (EaD), according to the equivalent external rating of the main groupings of credit risk and the expected loss for each tranche (in red):

Clients

(% of EAD)

Fixed income

(% of EAD)


3.86%
19.04%
0.003%
0.03%
0.05%
0.10%
0.53%
68.0
41
4.7
12.2
1.3
8.1
1.7
AAA
AA
A
BBB
BB
B
CCC
14.64%
2.53%
0.004%
0.04%
0.08%
0.22%
0.95%
31.4
20.8
14.9
10.5
10.5
11.2
0.6

Credit entities and derivatives

(% of EAD)


6.99%
3.84%
0.020%
0.04%
0.08%
0.27%
0.73%
55.4
27.1
7.6
4.1
4.0
1.8
0.0
AAA
AA
A
BBB
BB
B
CCC

TOTAL

(% of EAD)

The rating distribution in the portfolio of clients is that of a typical profile of retail banking. Most of the ratings below BBB are the portfolios of SMEs, consumer loans and part of the group's mortgage portfolios. They have a high degree of fragmentation, lower proportional consumption of capital and levels of expected loss comfortably covered by the spread on the operations.

Customer segmentation for credit risk management

Credit risk management is conducted according to customer segments and the features of products.

The treatment of global clients (governments, large corporates and multinational financial groups) is done on a centralized basis for the whole of the Group, setting global exposure limits. There are specific departments for analyzing country and sovereign risk, counterparty risk, etc

A new system of authorization for large corporate groups came into effect in 2003, setting internal limits based on the economic capital consumed.

Both global clients as well as large companies and local institutions are managed in a personalized way by risk analysts, specialized by sector or country, who are assigned a portfolio of clients for analysis and continuous tracking. This structure of risk management is similar to the structure of business management.

Risk with retail clients (small firms, businesses and individuals) is managed on decentralized basis, following policies and guidelines that are designed centrally, and is supported by automatic systems for valuation and decision-taking that produce effective risk management which is also efficient in terms of resources.

Rating tools

The bank has been using internal ratings in order to assess and track risk for more than 10 years. The aim is to measure the degree of risk of a client or transaction. Each rating corresponds to a certain probability of non fulfilment or non payment, the result of past experience.

The curves shown in the following tables reflect non-performing loans relating to individual customers and granted each year up till their maturity (vintages). The historical data thus provided permits a simulation of future behaviour.

Mortgage loans: NPL curves by vintage year


0.40
0.35
0.30
0.25
0.20
0.15
0.10
0.05
0.00
1995
1996
1997
1998
1999
2000
2001
2002
2003

Consumer loans: NPL curves by vintage year


0.70
0.50
0.40
0.30
0.20
0.10
0.00
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003

The process for assigning the rating of companies depends on the segment. The weight of the view of the analyst is greater in the case of large clients, which involve more complex analysis, while the rating of clients and operations in retail segments is based more on pre-established rules of valuation where a more computerized treatment can be used. The process of assessment can differ depending on the business sector (financial entities, public institutions, industrial companies, real estate development, etc).

During the tracking phase the ratings are regularly revised, at least once a year, and new financial information and the experience in the development of the banking relation taken into account.

	Management	Valuation tool	Analysis criterion
Governments	Centralized at Group	Rating	100% view of analyst
Multinational corporations and financial groups	Centralized at Group	Rating	100% view of analyst
Local corporations and financial groups	Centralized at Units	Rating	100% view of analyst
SMEs	Decentralized	Rating / Scoring	Analyst view + automatic valuation
Micro-companies and Businesses	Decentralized	Scoring	Automatic valuation
Individuals	Decentralized	Scoring	Automatic valuation

Santander Central Hispano Spain:
Number of companies by rating

9 0.0%
8 1.3%
7 17.3%
6 33.3%
5 34.8%
4 9.4%
3 3.1%
2 0.6%
1 0.0%

Note: the ratings distribution is rounded up or down to the closer entire rating

Santander Central Hispano Spain:
Outstanding balances by rating


9
1.0%
8
10.4%
7
33.4%
6
32.5%
5
17.4%
4
3.9%
3
1.3%
2
0.2%
1
0.0%

Note: the ratings distribution is rounded up or down to the closer entire rating

The system for assessing companies is used for other Group subsidiaries both in Spain and abroad, including the banks in Portugal and Latin America. While the units in Spain have sufficient data to determine the probability of default associated with each rating, abroad the Group has completed the improvement in rating tools and these measurements are being consolidated.

Master scale of ratings

The Group has a Master Scale (see next table), whose purpose is to make comparable, at the same rate of anticipated non-performing loans, the different ratings which are used in the various homogeneous segments of risk.

Concept of expected loss

As well as assessing the client, the assessment includes aspects such as the maturity, the type of product and the guarantees that exist, which is done through adjusting the initial rating. As a result, not only is the probability of default (PD) taken into account, but also the estimated exposure at the time of default (EaD) and the loss given default (LGD).

By estimating these three factors the expected loss of each operation can be calculated. Its correct calculation is very important so that the price adequately reflects the resulting risk premium, and the expected loss is reflected as one more cost of the activity.

The following tables, reflecting data on non-performing loans in Spain, include the distribution of delinquent consumer and mortgage loans since 1995, according to the percentage of recoveries, after deducting all costs – also financial and opportunity – incurred in recovery.

Master scale of ratings

External rating	Internal rating	Probability of default
AAA	9.3	0.01%
AA+	9.2	0.02%
AA	9.0	0.02%
AA-	8.6	0.03%
A+	8.1	0.05%
A	7.7	0.07%
A-	7.3	0.10%
BBB+	6.8	0.15%
BBB	6.3	0.25%
BBB-	5.7	0.44%
BB+	5.2	0.70%
BB	4.6	1.24%
BB-	4.0	2.19%
B+	3.4	3.87%
B	2.8	6.83%
B-	2.2	12.06%
CCC	1.5	23.42%

The concept of expected loss, moreover, is the basic element of the new credit risk regulations, both Spanish and international. Circular 9/99 of the Bank of Spain established the obligation every quarter to allocate a statistical provision, of an a priori nature, that depends on the intrinsic risk of each operation or expected loss. The provision can be calculated either by applying the standard coefficients set by the regulator for each homogeneous risk group or by using internal estimates that have been previously validated by the supervisor.

In the international sphere, the Basle Committee's proposal to reform the 1988 Capital Accord is also based on the concept of expected loss in order to determine the minimum levels of regulatory capital in the most advanced frameworks based on internal ratings.

Consumer: distribution of transactions according to % recovered


50%
45%
40%
35%
30%
25%
20%
15%
10%
5%
0%
<=10%
>10% and <=20%
>20% and <=30%
>30% and <=40%
>40% and <=50%
>50% and <=60%
>60% and <=70%
>70% and <=80%
>80% and <=90%
>90%

Credit risk expected loss

(% of EAD)


0.53%
0.16%
0.28%
0.66%
1.25%
1.79%
0.65%
Retail Spain
Global Wholesale
Banesto
Portugal
Europe Consumer
Latin America
SAN Group

Mortgage: distribution of transactions according to % recovered


80%
70%
60%
50%
40%
30%
20%
10%
0%
<=10%
>10% and <=20%
>20% and <=30%
>30% and <=40%
>40% and <=50%
>50% and <=60%
>60% and <=70%
>70% and <=80%
>80% and <=90%
>90%

The Group's long experience in internal rating models and measurement of expected loss puts Santander in an excellent position to take advantage of the possibilities of these new regulatory frameworks.

Measurements of expected loss

The Group's expected credit risk loss, at the end of 2003, was EUR 1,973 million (0.65% of the exposure, equivalent to 0.56% of the gross exposure and 0.98% of the risk balance of clients). The distribution of the expected loss by areas is detailed in the above chart:

While the estimates of expected losses at the units in Spain are the bottom up result of internal measurement models, the estimates for other units – with some exceptions – are the result in general of top down approximations, in so far as the measurements of the internal models in these units are consolidated.

Test of reasonableness in expected loss of the parent bank

In order to test the calculation model for expected loss, the following table compares the specific provisions, net of recoveries, that were actually allocated for the portfolio of Banco Santander Central Hispano over the last few years with the estimated expected loss.

The allocations fell substantially during 1995-99, grew again the last period as a result of the slowdown in the economy, thereby reflecting their cyclical nature, and declined again in 2003. The average losses must be adjusted to the effect of the economic cycle (the series contains more "good" than "bad" years). The adjusted average of 0.39% compares reasonably with the expected loss of 0.44% envisaged in the model.

Net loan-loss provisions and expected loss

Parent bank - Spain (% of average risk)

1995	1996	1997	1998	1999	2000	2001	2002	2003	Average 95-03	Average adjusted to the cycle	Expected loss
0.90%	0.53%	0.40%	0.12%	0.07%	0.11%	0.21%	0.27%	0.19%	0.31%	0.39%	0.44%



Santander Central Hispano Bank - Business in Spain: credit portfolios expected loss

Portfolio	Outstanding risk	Expected loss(%)	Expected loss
Corporate	16,232	0.15%	23.9
SMEs	27,477	0.42%	115.6
Institutional	6,694	0.19%	12.8
Microcompanies	7,660	0.89%	68.1
Individuals	33,254	0.53%	178.0
Mortgages individuals	25,597	0.21%	54.2
Other individuals	7,657	1.62%	123.8
Total	91,318	0.44%	398.3

Balances at 31/12/03. Amounts in millions of euros.

Measurements of cost of credit (observed loss)

The following chart shows the cost of credit risk at the Santander Group and its main business areas during 2003 and its comparison with previous years, measured through different frameworks:

Net loan-loss provisions*

(% of average balances)


2003
2002
2001
2000
0.43
0.66
0.84
0.39
0.10
0.18
0.23
0.19
0.32
0.41
1.06
0.77
1.25
1.71
2.11
0.75
Group
Spain
Rest of Europe
Latin America

(*) Net specific provisions less recovered write-offs

Net entries*

(% of average balances)


2003
2002
2001
2000
1.57
0.48
0.49
0.19
0.09
0.19
0.22
0.21
2.66
0.42
1.04
0.20
4.31
1.09
0.85
0.34
Group
Spain
Rest of Europe
Latin America

(*) Change in doubtful loans+ Net write-offs

Net write-offs*

(% of average balances)




2003
2002
2001
2000


0.68
0.77
0.59
0.40
0.08
0.06
0.15
0.12
0.17
0.41
0.48
0.78
2.06
2.41
1.57
0.93
Group
Spain
Rest of Europe
Latin America

(*) Write-offs less recovered write-offs

Quantifying the risk premium

The Group's risk policy focuses on maintaining a medium-low risk profile, both in credit risk as well as market risk.

In credit risk this qualitative objective can be quantified in terms of expected loss. The expected loss target for business in Spain must not exceed 0.40% of the outstanding balance of risk (lending plus guarantees), while for the Group as a whole it must not be more than 1%.

Concept of economic capital. RORAC methodology

Credit losses can surpass the level of expected loss for various reasons (economic cycle, concentration of exposure, errors in the model). The volatility of losses or unexpected loss is the real credit risk. While provisions are in response to the expected losses, and the spread to the extent that the risk premium affects prices, entities endow themselves with capital to cover the contingency of higher than expected credit losses.

Conceptually, economic capital is necessary to support the credit losses with a level of confidence that depends on the institution's target rating. In the case of the Santander Group, the level of confidence with which the economic capital is measured is

99.97% (losses could exceed capital three times in 10,000 years) which is equivalent to an AA rating.

Traditionally, the concept of economic capital has been contrasted with that of regulatory capital, as this is the one required for the regulation of solvency and which, until its next reform, suffers from an insufficient sensitivity to risk. However, the reform of the 1988 Capital Accord is going to bring both concepts closer together.

Santander Central Hispano Bank - Business in Spain RORAC by segments


Expected loss (%)
RORAC total (%)
74.8
38.8
35.3
36.4
35.7
27.1
30.2
40.8
33.3
1.62
0.89
0.66
0.50
0.21
0.35
0.28
0.19
0.15
Individuals mortgages
Individuals rest
Micro companies
Small companies
Medium-sized companies
Large companies
Institutions
Retail banking
Corporate Spain

Once the expected loss is calculated on the basis of the rating of the client and of the rest of the features of the operation, the economic capital which should be assigned to respond to this risk can be determined. By aggregation, we can calculate the economic capital of the rest of the operations of the client and, bearing in mind the appropriate factors of diversification/correlation, of a portfolio of clients, a business unit or a whole bank.

Determining the economic capital enables the risk adjusted return to be measured (RORAC methodology), setting the return – with the expected loss considered as one more cost – against the economic capital consumed.

RORAC methodology enables the return on operations, clients, portfolios and businesses to be made on a homogeneous basis, identifying those that obtain a risk adjusted return higher than the cost of the Group's capital, and so aligning risk and business management with the overall objective of creating value.

The Santander Group has been using RORAC methodology in its credit risk management since 1993, with the following purposes:

- To analyze and set prices during the decision-taking process for operations (admission) and clients (tracking).
- To estimate the capital consumption of each client, portfolio or business segment.
- To calculate the level of provisions that correspond to average expected losses.

The Bank regularly reviews the RORAC objective or the minimum threshold for its risk operations in order to ensure they create shareholder value. The RORAC target is currently 29%. This is roughly equivalent to a net return on economic capital of 15% after deducting the operating costs incurred.

Internal risk models for calculating statistical or anti cyclical provisions (Circular 9/99 of the Bank of Spain)

On June 23 2000, shortly before the reference regulations came into effect, the Santander Group sought recognition from the Bank of Spain of its internal model for calculating provisions, based on internal ratings, for the whole of its lending portfolio in Spain.

The Group was the first of Spain's large banks to fully make use of Circular 9/99 of the Bank of Spain which also anticipated the rules and discipline of the BIS II.

The Group's internal model for corporate risks has been authorized by the Bank of Spain, and the model for consumer lending and mortgages is under review (as more than a year has passed since its initial validation).

Although all this has required a considerable effort, the results have been very positive for the following reasons:

- The validation process by the supervisors helps to improve and perfect the initial model.

- The internal controls required strengthen the climate of security and implementation of the model, as well as involving other areas (for example, Internal Auditing).

- It serves to contrast to methodologies used and their performance, encouraging the skills to conduct the ratings in a coherent, accredited and valid way.

- It helps to clarify the drawing up of rules and protocols with which the information has to be treated in the systems and ensure their reliability.

- It introduces the need for recurring qualitative analysis of data or developments observed, trends and sensitivity, as well as comparisons with external sources and identification of differences that could give rise to proposals.

– It enables us to anticipate with a high degree of accuracy and security what will be the internal models of BIS II, facilitating and ensuring a transition that, in other circumstances, might be very difficult and complex.

The experience in this field has also served to understand, in all its aspects, the usefulness and need for functions of integrated management and risk that are independent, proposed by Basle and upon which part of the division's recent restructuring was based.

New Basle Capital Accord (BIS II)

In line with its traditional use of the most advanced techniques in risks, the Santander Group shares the principles behind the New Basle Capital Accord, as it believes they will provide general benefits that go beyond the sphere of financial entities.

In particular, the Group has been placing greater emphasis on risk management and fostering continuous improvements for their better evaluation.

The Group has also been participating very actively in different forums on risk management, both Spanish and international, as well as maintaining contacts with the regulatory authorities of different countries and working, from their beginning, on quantitative impact studies, contributing constructively to improving those technical aspects of the Accord that could be more asymmetric, unfavourable or far from the main objectives. As a result, the Santander Group has been preparing itself for some time, and as soon as the new regulations allow it to apply for formal recognition of its internal risk models in accordance with the Basle II requirements.

The Group developed in its day the Leadership Project which led to approval of its internal models in Spain, in itself an enriching experience, as well as the Master Plan approved in 2002 to establish the internal Basle II models in the various units and geographic areas.

The development of the Master Plan gave rise to a series of actions, including:

- Development of Master Plans adapted to the needs of countries and specific units.
- Appointment of local risk controllers in each country/unit, whose functions are already being exercised in full coordination with local organizations.
- Sending of monthly data bases with all the information needed for their future incorporation to internal models.
- Identification of Mexico as the pilot unit for developing and establishing the necessary methodologies for their later use in other units/countries of the Group, in such specific aspects as:
- Capturing the information needed to improve rating tools by customer segments.
- Simulation models.
- VaR capitalization model of market risks.
- Extending it to the rest of units of the envisaged perimeter.
- Identification of information requirements in applications and systems.

The situation at the end of 2003 was as follows:

- Finalized improvements in rating tools by segments on the envisaged perimeter of countries and units. The information needed for its subsequent measurement was obtained starting early in 2004, as well as, where appropriate, the adjustments and fine tuning that might be necessary.
- The Systems Planning Committee was established. This is a two pronged project which, continuing the progress already made, ensures, on the one hand, the maintenance and availability of the necessary information, and, coordinating it for the whole of the Group.

As a result of these measures and once the estimates were made for the whole of the Group in quantitative impact studies, it was concluded that the effect of the new agreement on capital will be almost neutral at the present moment, even after absorbing the new requirements in operational risk.

The organically independent unit which, within the Risks Division, is responsible for developing the tasks necessary for Basle II, will give the necessary coverage that satisfies the principles of the New Accord. They include:

- Collaborating in the internal process of evaluating capital and establishing the capital objectives that meet the risk profile and the Group's control, through the necessary methodologies.
- Providing the necessary systems for tracking at global level the composition and quality of the different risk portfolios.
- Full evaluation including all the risks facing the Group in the process of estimating capital.
- Active participating, in an independent way, in the development, selection, application and validation of the rating models. The rating criteria will also be examined and the changes analyzed and documented, and management will verify that the definitions of the ratings are applied coherently in the different units and geographic areas. It will also be responsible for drawing up and analyzing reports on systems, historical data, migration and trends.

- Through the structure of internal control, essential for evaluating capital, a process for measuring the different risks, the system for relating the risk to the level of capital and keeping a watch on internal policies are assured.

- In matters of methodologies, it is up to the Supervisor to show that they satisfy both the initial requirements as well as future ones, so that the systems and processes for estimating risks provide a significant evaluation, with differentiation warning of risk and reasonably precise and coherent quantitative results, as well as these processes being consistent with internal use.

Control and tracking systems

Control is crucial in assuring adequate management of credit risk and maintaining a risk profile within the parameters set by the Board and by senior management.

This function is carried out by various mechanisms inside and outside the Risks Division.

Within the Division, and with the independence of the business areas that characterize the Division, decision-taking in the admission phase is subject to a system of powers delegated for risk authorization and management by the Risks Committee of the Board of Directors. The decisions in the admission phase are predominantly collective. One of the functions of the Division is to track the risks assumed, as a differentiated phase of the credit cycle, for which resources and specific people are identified. The following are reviewed during the tracking phase:

- Meeting the limits and detecting any excesses.

- Ratings assigned. The review is at least once a year, but it can be more often depending on the rating or if signs of weakness have been detected.

- Special watch system. The Group has a system (Companies in Special Watch or FEVE) which includes those risks with companies where real or potential signs of deterioration have been detected. The system has various levels (track, reduce, secure, extinguish) which condition the future management of risk as it entails specific actions (reduce the exposure, assume new guarantees, etc) and they reduce the powers delegated in the most serious cases. The inclusion of a company or group in special watch can result from the tracking, a change in the rating assigned, a review conducted by internal auditing or automatic warnings.

Santander Central Hispano Bank - Business in Spain Companies. Special Watch Classification

Euro million

	Outstandign Balances	%
Not in Special Watch	44,715	87.0
Track	4,954	9.6
Reduce	1,297	2.5
Secure	63	0.1
Extinguish	380	0.7
Total	**51,409**	**100.0**

The Global Risk Management Area carries out specific functions of control and tracking of internal credit risk models such as:

- *Control of methodologies and procedures*

- Regular control of effectiveness and the predicting ability of rating tools and scoring (backtesting).

- Control of operational risk, taking into account the interrelation between this and credit risk management.

- Periodic global review of loan portfolios, losses registered in credit risk and of the Group's risk positioning by analyzing the portfolio and risk profiles.

- Contacts with the internal auditing unit, the external auditing firm, the inspection services of the Bank of Spain and other supervisory bodies.

It should also be pointed out that the recognition by the regulatory authorities of internal credit risk management models (Circular 9/99 or the New Basle Capital Accord) is a further guarantee of the degree of internal control because it is a requirement for the validation of these models.

Performance of the main magnitudes in 2003

The Santander Group's ratio of non-performing loans (NPLs) dropped from 1.89% in 2002 to 1.55% in 2003 and provision coverage increased from 139.9% to 165.2%.

The higher level of coverage was also compatible with a 17% drop in loan-loss provisions and 45% if one considers just those of a specific nature. The Group's credit cost (specific provisions net of loan-loss recoveries) declined 54% to EUR 781 million (0.39% of the average credit risk of 2003).

All the main areas performed well – Spain, the rest of Europe and Latin America – as can be seen in the following chart.

Ratio of non-performing loans (%)


%
2000
2001
2002
2003
2.26
1.86
1.89
1.55
0.82
0.88
0.92
0.87
2.50
2.28
2.63
2.07
4.55
3.32
4.07
3.89
Group
Spain
Rest of Europe
Latin America

The Group's NPL ratio in Spain was reduced to 0.87% from 0.92% in 2002. Retail banking performed well as its net NPL entries, especially in company segments, were well below the levels budgeted for 2003. Coverage was 33 points higher at 223.8%.

The mortgage loan portfolio of individual customers, which is permanently tracked for quality, shows an NPL ratio of 0.54%, 10 basis points below that of 2002

The Group's NPL ratio in Portugal was 2.3%, similar to that in 2002, despite the country's recession. Coverage increased by 15 points to 125.4%.

The NPL ratio of Consumer Finance in Europe, including CC Bank in Germany, Hispamer in Spain and Finconsumo in Italy, was 2.08%, down from 2.84% in 2002. Coverage was 150.5%, 6.8 points higher than in 2002.

Credit risk management in Latin America

The region's share of the Group's credit risk declined to 15.9% in 2003.

The credit risk balance with clients (lending and guarantees) amounted to EUR 32,604 million at the end of 2003, 11.2% lower than in 2002. The reduction was chiefly due to the currency depreciation, except for the Brazilian real and the Chilean peso, against the dollar and the euro, and a very selective admission policy.

Mexico, Chile and Puerto Rico accounted for 72.4% of the exposure. They have all been rated investment grade countries by international agencies.

The Group's risk performance in terms of NPLs, coverage and the cost of defaults was favourable, despite a still adverse economic environment.

NPLs declined 15% and represented 3.89% of credit risk at the end of 2003, down from 4.07% in 2002. Coverage of doubtful loans was strengthened by more than 11 points to 125.2%.

Euro million

	Risk		NPL ratio (%)		Coverage (%)	
	Dec-03	Dec-02	**Dec-03**	Dec-02	**Dec03**	Dec-02
Argentina	2,073	2,413	15.39	18.24	65.2	50.9
Bolivia	197	286	5.19	9.96	100.0	100.0
Brazil	5,145	4,612	2.68	2.86	189.6	189.2
Colombia	449	487	0.98	4.61	776.5	322.9
Chile	10,006	10,385	4.70	4.23	103.1	93.8
Mexico	9,295	12,822	1.33	1.31	284.3	265.2
Puerto Rico	4,307	4,237	2.66	2.37	95.8	106.4
Uruguay	135	252	22.04	34.61	130.1	102.1
Venezuela	995	1,184	5.72	6.10	152.6	94.6
TOTAL	**32,604**	**36,689**	**3.89**	**4.07**	**125.2**	**113.8**

Specific loan-loss provisions, net of recovered write-offs, declined 74% to EUR 258.3 million. This was largely due to the reduced needs in Argentina, Brazil and Uruguay. The cost against the average risk was 0.75% compared to 2.1% in 2002.

Of note was Mexico, a major country in the region for the Group where 29% of total credit risk is concentrated. Its NPLs declined 26% in 2003, as a result of significant recoveries.

The Group's risk management in Latin America shares the common corporate culture. The principles that are the hallmark of the parent bank are applied in the region. The organization of the risks function in each Latin American bank is the same as the one in Spain, with the necessary adjustments for the local markets.

Risk information systems in 2003 were characterized by the enormous effort made to implement the homogeneous management model GARRA.

This model is a series of applications whose purpose is to conduct the tasks of requesting, analyzing, resolving, formalizing, tracking and recovering risks, in a technological environment completely linked to the rest of the corporate systems of each bank (basically the ALTAIR platform). GARRA is a computerized management system based on applications developed in accordance with the Group's risks culture. Functions of great importance such as risk management of individuals reached a high degree of computerization in 2003 in countries such as Chile and Mexico.

The aim is to complete the installation of GARRA in Brazil in 2004 and begin the project in Venezuela.

Meanwhile and in relation to the New Capital Accord, the objective in 2004, after the map of functional gaps has been drawn up, is to incorporate the adjustments needed in the platforms for storing and processing data on the necessary risk factors.

Net loan-loss provisions, 2003

Euro million

	Specific provisions	Write-offs recoveries	Net provisions	% of portfolio
Argentina	78.3	26.0	52.4	2.18
Bolivia	(8.0)	3.6	(11.5)	(4.88)
Brazil	186.8	31.4	155.4	3.07
Chile	150.0	43.6	106.4	1.08
Colombia	(11.9)	5.5	(17.4)	(3.76)
Mexico	(5.4)	40.1	(45.5)	(0.42)
Puerto Rico	13.7	9.3	4.4	0.10
Uruguay	14.5	11.6	2.9	1.48
Venezuela	21.6	10.4	11.2	1.31
Latin America	**439.7**	**181.4**	**258.3**	**0.75**

Also of note was the development of different training activities in credit risk matters. More than 70,000 hours of training were given for over 7,000 people.

Risk concentration

The Group continuously tracks the degree of concentration of its credit risk portfolios using different parameters: geographic areas and countries, economic sectors, products and groups of clients.

The Risks Committee of the Board of Directors establishes the policies and reviews the appropriate exposure limits for adequate management of the degree of concentration of credit risk portfolios.

The 20 economic-financial groups with the largest loans accounted for 9.7% of credit risk at the end of 2003. This is a low degree of concentration.

The IFR model for the measurement and aggregation of economic capital pays particular attention to risk concentration in wholesale portfolios. The Group uses as an additional reference the portfolio model of Moody's-KMV which is widely used by other banks.

Contribution by sector to total risk

	Spain	Portugal	Latam	Rest	Total
Agriculture	1.2	0.1	0.4	0.0	1.6
Manufacturing	9.1	1.0	2.7	0.9	13.7
Energy	2.2	0.3	0.5	0.1	3.1
Construction	5.5	0.8	0.9	0.0	7.3
Wholesale commerce	2.9	0.4	0.4	0.1	3.8
Retail commerce	2.2	0.5	0.7	0.0	3.3
Hotels and restaurants	1.3	0.1	0.1	0.0	1.5
Airlines	0.1	0.0	0.0	0.0	0.2
Other transport	1.6	0.6	0.3	0.0	2.5
Telecomunications	1.6	0.5	0.2	0.0	2.3
Financial intermediaries	2.2	0.3	1.0	0.5	4.0
Insurance	0.2	0.0	0.0	0.0	0.3
Real State	7.4	0.3	0.5	0.0	8.1
Business services	2.8	0.4	1.0	0.0	4.3
Media	0.3	0.0	0.0	0.0	0.3
Personal services	1.5	0.2	0.7	0.0	2.4
Individual, public sector and other	23.3	4.6	6.3	7.1	41.2
Total	**65.5**	**9.9**	**15.7**	**8.9**	**100.0**

Country - risk

Country - risk is a credit risk component in all cross-border credit operations. Its main elements are sovereign risk and transfer risk and, as a result of the recent exchange-rate crises, the risk of very strong fluctuation of local currencies as it could produce a collective credit risk in economies with a high degree of foreign currency debt.

Country - risk management

	2003		2002	Var. 2003/2002		2001
	Mill. euro	Mill. US$	Mill. US$	Amount	(%)	Mill. US$
Gross risk	497.1	627.9	429.4	198.5	46.23	1,071.9
Provisions	406.2	513.0	353.9	159.1	44.96	284.8
Net risk	**91.0**	**114.9**	**75.5**	**39.4**	**52.19**	**787.1**

Country - risk management, part of the Risks Area, includes the analysis and assigning of country ratings, control of risk positions and setting limits, in accordance with the risk policies established.

The assigning of a country rating is done on the basis of parameters of qualitative and quantitative valuation, which determine a country's capacity to meet its external obligations. The country risk limits are established on the basis of the credit quality or rating of the country and of the business opportunities, differentiating between different products and maturities.

Despite the better climate in emerging markets during 2003, the degree of exposure to cross border risk was kept at low levels.

The Group's country - risk with third parties requiring provisions, in accordance with the Bank of Spain's criteria, amounted to US$627.9 million, 46.2% more than in 2002, of which 82% was covered by provisions. This growth was due to the application of stricter criteria in December on operations with political risk coverage by private agencies.

The principles of country risk management continued to follow prudent criteria; country risk is assumed very selectively in operations that are clearly profitable for the Bank and which enhance the global relationship with a customer.

Environmental risk

Analysis of the environmental risk of credit operations is part of the Strategic Plan of Corporate Social Responsibility.

Following the measures completed in 2003 (courses given by CESCE-Garrigues, inclusion of clauses in contractual documents, among others) activities continued to be developed. Of note were:

- Specific training plan for all the Group's banks and geographic areas, aimed at managers of corporate and retail business, risk analysts, internal auditors, etc, in accordance with the following phases:

- Phase I-Spain: 18 courses attended by 312 people.

- Phase II- Chile, Puerto Rico, Brazil, Mexico, Portugal and training of trainers: 44 courses attended by 659 people.

- Phase III – transmission of the environmental criteria used in risk management and training in the use of evaluation tools. Scheduled as of January 2004.

- Environmental Risks Valuation System (VIDA):

The purpose of this project, completed in the period initially set (December 2003) and developed in collaboration with the Spanish Export Credit Insurance Company (CESCE) and Garrigues Medioambiental, is to create a tool to evaluate, with the degree of depth determined by the Group's policy, the environmental risk inherent in each company, whether they are current or future clients.

The project was developed in accordance with the following features:

- Simple: easy to use with available information.
- Automatic: rules of valuation and parameters that can be administered.
- Objectivity: valuations based on legal regulations and internationally accepted standards.
- No interference: minimum interference in the customer relationship.
- Scaleable: integration into the Bank's systems and massive treatment of complete portfolios.

The operational and analysis focus of VIDA reflects the following:

1º) Initially, analyze the portfolio of customers and assign an initial level of basic risk (high, low, etc).

2º) Once the loan portfolio map is established, companies are identified where the inherent risk/Group exposure binomial suggests the need for more detailed analysis. For this purpose, additional information related to environmental factors is used, allowing a more accurate evaluation of the companies analysed.

This process can be done as many times as desired.

3º) In those cases where because of the perceived risk level a deeper valuation is required, an analysis is made on the basis of electronic questionnaires by sectors.

The final result provides a rating scale (for example 1-9), which will be increasingly relevant to the extent to which the evaluation process is more detailed.

This environmental rating is gradually incorporated into the *Group's rating system.*

The rating serves, however, from the onset as an additional reference for taking decisions.

This methodology means the Santander Group already has a corporate and approved procedure for environmental risk. We believe that socially responsible investment is a concept that will continue to evolve and has to be increasingly taken into account both from the standpoint of the contingency of risks as well as business opportunities.

Counterparty risk

This area includes risk with credit entities, both on- and off-balance sheet, as well as the risk with financial and non-financial counterparties implemented through financial derivatives and other off-balance sheet treasury products.

Control is carried out in real time through an integrated system which provides information on the available credit line of any counterparty, in any product and maturity and at any branch of the Group. In 2003 we replaced the system that the Group had been using since 1991 with a more technologically advanced one (including connections via Intranet) and which, using the market's best practices, continued to follow the same philosophy of control and management of credit risk.

Risk is still measured by its current as well as potential value (the value of the risk positions taking into account the future variation of the underlying market factors in contracts).

The Net Replacement Value (NRV) of the portfolios of OTC derivative products that the Group maintained with its counterparties at December 31, 2003 amounted to US$3,279.6 million, 0.68% of the nominal value of these contracts compared with 0.65% in 2002.

The Equivalent Credit Risk (that is, the sum of the NRV and the maximum potential value of these contracts in the future) was 11.9% more than in 2002 at US$23,819.7 million. This increase was mainly due to a higher potential risk both in interest rate derivatives (as the average life of operations rose) as well as in equity derivatives (as the volume was higher).

Derivatives transactions continue to be carried out with counterparties that enjoy excellent credit quality, so that 95.4% of counterparty risk is at a rating equal or superior to A-.

In terms of geographic distribution, the changes are marginal apart from a small rise in Spanish risk and a reduction in North American and European Union risk. Latin American risk is mainly concentrated in the local operations of the Group's subsidiaries in the region.

The distribution of risk in OTC derivatives by type of counterparty remained concentrated in banks in developed countries (93.3%). Only 1% relates to credit entities of emerging countries and 5.8% with corporate clients.

Distribution of risk by type of counterparty

%

0.97%
Non-OECD banks

5.75%
Companies

93.28%
OECD banks

Santander Group. Notional value of derivatives by maturity (at 31.12.2003)

US$ million

	< 1 year	1-5 years	5-10 years	>10 years	Total	Trading	Hedging	Net replacement value Total	Net replacement value Trading	Net replacement value Hedging
IRS	96,511	147,342	61,296	31,398	336,547	260,319	76,228	2,520	1,280	1,240
Fras	22,359	—	—	—	22,359	21,433	926	5	5	—
Interest rate options	8,588	20,470	7,945	1,451	38,454	38,252	202	258	102	156
Asset Swaps	26	1,508	—	—	1,534	756	777	—	—	—
OTC interest subtotal	**127,485**	**169,319**	**69,241**	**32,849**	**398,894**	**320,760**	**78,133**	**2,782**	**1,387**	**1,395**
Currency forwards	48,262	1,338	137	—	49,737	6,074	43,663	96	33	64
Currency swaps	4,372	5,786	774	—	10,933	4,895	6,037	(391)	152	(543)
Currency options	2,173	297	—	—	2,470	484	1,986	83	28	55
OTC foreign exchange subtotal	**54,807**	**7,422**	**911**	**—**	**63,140**	**11,453**	**51,687**	**(212)**	**212**	**(425)**
Structured fixed income	—	—	—	—	—	—	—	—	—	—
Debt options	103	723	—	—	826	826	—	1	1	—
OTC debt options subtotal	**103**	**723**	**—**	**—**	**826**	**826**	**—**	**1**	**1**	**—**
Equity derivatives	4,899	16,543	173	—	21,614	1,800	19,814	708	90	618
OTC equity derivatives subtotal	**4,899**	**16,543**	**173**	**—**	**21,614**	**1,800**	**19,814**	**708**	**90**	**618**
Total derivatives	**187,294**	**194,007**	**70,325**	**32,849**	**484,474**	**334,839**	**149,634**	**3,280**	**1,691**	**1,589**

Risk distribution by geographic areas

%


13.67%
Spain
0,01%
Asia
0,05%
Africa
29,46%
North America
0,24%
Japan
11,47%
Rest of
Europe
0,12%
Supranational
42,36%
European Union
2,46%
Latin America
0,15%
Oceania

Santander Group.
Equivalent risk and average life (at 31.12.2003)

	Equivalent risk (US$ million)			Coverage	Av. Life
	Total	Trading	Hedging	(%)	(months)
IRS	11,784	6,980	4,804	3.50	63.01
Fras	8	8	—	0.04	2.30
Interest rate options	980	110	870	2.55	42.39
Asset Swaps	306	267	39	19.97	26.20
OTC interest subtotal	**13,078**	**7,365**	**5,713**	**3.28**	**60.56**
Forex	4,437	269	4,168	8.92	3.70
Currency swaps	1,356	427	929	12.41	24.24
Currency options	335	131	204	13.56	7.32
OTC foreign exchange derivatives subtotal	**6,129**	**827**	**5,301**	**9.71**	**8.40**
Structured fixed income	—	—	—	—	—
Debt options	6	6	—	0.67	11.57
OTC debt options subtotal	**6**	**6**	—	**0.67**	**11.57**
Equity derivatives	3,778	539	3,239	17.48	23.67
OTC equity derivatives subtotal	**3,778**	**539**	**3,239**	**17.48**	**23.67**
Credit default swap (protection purchased)	1,306	—	1,306		38.85
Credit default swap (protection sold)	957	—	957		41.74
Subtotal OTC credit derivatives	**2,263**	**—**	**2,263**		**40.07**
Guarantees for OTC operations	1,435)	—	(1,435)		
Total derivatives	**23,820**	**8,737**	**15,082**	**4.92**	**40.53**

4.- Operational risk

The Santander Group defines operational risk as risk of losses from defects or failures in its internal processes, employees or systems, or those arising from unforeseen circumstances.

The objective is to identify, mitigate, manage and quantify this risk.

The experienced gained from the organizational model used by the Group has underscored and confirmed the following advantages:

- All-embracing and effective management, from the initial identification to the final report.

- Improved knowledge of existing operational risks and the responsibility for them by managers of the business lines.

- Drawing up of data on losses which, among other things, enables both the economic and the regulatory capital to be calculated. As an example the table below sets out all the factors behind operational risk by number and amount in the main units in Portugal, Brazil and retail banking in Spain.

- Information used to improve processes and controls, as well as reduce losses and revenue volatility.

The main elements of the organizational structure are:

- Responsibility for evaluating and controlling this risk category lies with the Risks Division.

- The Central Unit that supervises operational risks reports to the Risks Division and is responsible for the global corporate programme.

- The management structure of operational risk is based on the knowledge and experience of executives and experts in the different areas and units, with particular importance attached to the role of coordinators, who are the key figures, in line with the sound practices document of the Basle Committee.

This framework satisfies the qualitative criteria contained in the New Basle Capital Accord, both for standard methods and advanced measurement, as well as in "advance notice of proposed rulemaking" of the Fed, regarding the independence of the global management unit, which is responsible for designing and implementing policies, procedures and strategies, information systems, etc. Internal Auditing also keeps its independence with regard to management of operational risk, without detriment to revising the management structure in this area.

Distribution of events in operational risk by number

	Santander Central Hispano Retail Banking	Hispamer Group (Spain and Portugal)	Santander Group Portugal	Banespa Brazil
Processes	65%	55%	88%	0%
External fraud	30%	6%	4%	71%
Internal fraud	0%	1%	0%	1%
Systems	2%	25%	2%	0%
Clients	4%	10%	5%	21%
External labour regulations	0%	3%	0%	7%

Distribution of events in operational risk by amount

	Santander Central Hispano Retail Banking	Hispamer Group (Spain and Portugal)	Santander Group Portugal	Banespa Brazil
Processes	72%	5%	41%	4%
External fraud	15%	95%	21%	29%
Internal fraud	3%	0%	8%	5%
Systems	1%	0%	0%	0%
Clients	9%	0%	23%	18%
External labour regulations	0%	0%	2%	44%

All the Group's units are part of the project, on the same footing and only varying in their historical depth of the respective data bases, on the basis of the date when information began to be stored.

The Group's own data base has accumulated a total of 136,500 events since it was created, with no exclusions because of amount, and included whether they have an accounting impact or not.

Portugal. General questionnaires of self-evaluation (example obtained in a real case of self-evaluation)
February 2003/By category of event

PORTUGAL	Average all areas		Average business areas		Average support areas	
Assignment of category of event	Impact OR	Coverage	Impact OR	Coverage	Impact OR	Coverage
I-Internal fraud	3	3	3	2	3	3
II- External fraud	3	2	3	2	3	2
III- Employment practices, health and security at work	3	3	2	2	3	3
IV- Practices with clients, products and business	3	2	3	2	3	3
V- Damage to physical assets	3	4	3	4	3	4
VI- Interruption of business and failures in systems	3	3	3	2	3	3
VII- Execution, delivery and management of processes	3	2	3	2	3	2
VIII- Changes in the economic-legal environment	3	2	3	2	3	2
IX- Management of change, new activities and products	3	2	2	2	3	3
X- Organizational structure	3	2	2	2	3	2
XI- Adequacy of employees	3	2	3	2	3	2
Total average	3	3	3	2	3	3

Impact on operational risk: 1 – None, 2 – Low, 3- Medium, 4 – High, 5 - Maximun
Coverage of operational risk: 1 – Maximum, 2 – High, 3- Medium, 4 – Low, 5 - None

On a general basis:

- Data bases of losses classified by types are received every month, with no exclusion because of amount.

- The main items are identified and analyzed and offsetting measures taken (in the case of one country, losses were 40.7% lower than in 2002 and better than the target of 37%).

- A sufficient number of coordinators are appointed for the business areas.

- The data base figures are checked regularly with accounting.

- Self-evaluation questionnaires are received and analyzed.

Santander Consumer Finance
General questionnaires of self-evaluation
(example obtained in a real case) February 2003/By area


Coverage impact
14
12
10
8
6
4
2
0
Average
Administration
Specialized Network
Recovery comp.
Technology & Systems
Bansafina
General Network
Risks/Recover
Treasury & Finances
HR and Organization
Konecta
SCH Correduria

Impact on operational risk: 1 - None, 2 - Low, 3- Medium, 4 - High, 5 - Maximun
Coverage of operational risk: 1 - Maximum, 2 - High, 3- Medium, 4 - Low, 5 - None

In Treasury, qualitative and quantitative tools are used as well as self-evaluation questionnaires, both in Spain and in the main units abroad

As well as all this, the Central Unit carries out other activities related to the management of operational risk, including:

- Drawing up and revising regulations.

- Revising documentation and the quality of data in credit scoring.

- Analysis of clients' complaints.

- Specific tracking of international operations.

- Analysis of new products and participation in Committee.

- Analysis of irregularities and participation in Committee.

- Participation in setting up environmental risk management.
- Coordination with the Department of Costs in Latin America over management of insurance policies.

5.- Reputational risk

For the Santander Group reputational risk in all of its areas is a key element of management. The main aspects of managing this type of risk are:

Global Committee of New Products

All the Group's new products and services have to be approved by this Committee.

The Committee held 13 meetings in 2003 to analyze 96 products or families of products.

Each country where a Group entity operates has a Local Committee of New products. This committee, once it has authorized a new product or service, must request approval from the Global Committee. In Spain, the figure of the Local Committee depends on the Global Committee.

The areas that participate in the Global Committee are: Tax Advice, Legal Advice, Customer Attention, Internal Auditing, Retail Banking, Global Corporate Banking, International Private Banking, Operational Control of Treasury, General Accounting, Operations and Services, Country and Counterparty Risk, Credit Risk, Market Risks, Operational Risk, Technology, Global Treasury and, finally, the unit proposing the new product or the Local Committee of New Products.

Prior to the launch of a new product or service, these areas, as well as, where appropriate, other independent experts needed to correctly assess the risks incurred, analyze the aspects that could affect the process and give their opinion on the product or service.

The Global Committee, in the light of the documentation received and once it is clear that all the requirements are met for approving the new product and service, as well as bearing in mind the risk guidelines established by the Group's Risks Committee, will approve, reject or establish the conditions for the new product or service.

The Global Committee pays particular attention to the suitability of the new product or service for the targeted areas. Emphasis is placed on:

- Each product or service is sold by someone who knows how to sell it.
- The customer knows what he is investing in and the risk entailed in the product or service and this can be shown in documents.
- Each product or service is sold where it can be sold, not only for legal or tax reasons (i.e. it fits into each country's legal and tax system), but also because it is in line with the prevailing financial culture.
- A maximum limit is set for selling a product or service in each country.

Procedures Manual for Marketing of Financial Products

Santander Central Hispano was the first bank in Spain to obtain approval from the National Securities Market Commission (CNMV) for its Manual on the retail selling of products.

This approval was the culmination of the process begun in June 2003 of adherence to the Procedures Guide drawn up by the CNMV. Teams from the General Secretariat, Retail Banking, Asset Management, Operations and Services, Technology, Systems, Global Wholesale Banking, Financial Division, Training and Publicity took part in this project.

The purpose of the Manual is to improve the quality of information provided to investors so that they understand the features, return and risk of products.

The Manual establishes customer segmentation by three categories – Private Banking, Personal Banking and Banking for Individuals – and products are also placed in three categories (green, red and yellow) on the basis of their complexity and the guarantees offered to recover capital and obtain a certain return.

The Manual deals with savings products that are sold to individual customers, such as, for example, units in mutual funds and shares in public offerings. The Global Committee can also include others in its Manual.

The Manual requires: (i) rigorous information on products and in contracts and (ii) paying attention to the relevant customer segment of the product offered.

Risks Committee

The Risks Committee in the sphere of the Board of Directors, the maximum body for global management of risk and of all kinds of banking operations, assesses reputational risk.

6- Market risk

Businesses subject to market risk

This risk comes from the change in the price of different risk factors: interest rates, exchange rates, equities and their volatility, solvency risk, liquidity risk, etc of the different products and markets where we operate. It is the Santander Group's policy not to operate in commodities.

Activities are segmented by:

Trading portfolios
This includes all position-taking activities. The liquidity of products is the main feature of these positions.

Balance sheet management/Investment portfolios
This activity includes the fixed-income portfolios generally recorded by accrual of financial revenues whose nature responds to the market's strategic vision in the medium/long-term of the business areas involved, as well as the activity inherent in management of balance sheet imbalances. The latter is characterized by the use of financial instruments to alter the asset and liability gaps derived principally from retail banking operations, as well as to manage the Group's structural liquidity.

Strategic positions
- Exchange rate: positions taken locally or globally to hedge capital, earnings, dividends, and regulatory requirements.
- Equities: permanent investments in companies.

Each of these activities is measured and analyzed with different tools in order to show more precisely their risk profile.

Methodologies

Trading activity

The standard methodology that the Santander Central Hispano Group applied in 2003 to trading activities was Value at Risk (VaR) based on historic simulation with a confidence level of 99% and a time frame of one day. Statistical adjustments were applied enabling us to incorporate effectively and quickly the most recent developments that affect the levels of risk assumed.

VaR is not the only measure. It has been used for its ease in calculation and for its accurate reflection of the level of risk in the Group. Additionally, and according to the size or nature of the portfolios as required, the Group applies other methodologies such as the Monte Carlo Simulator and parametric models, as well as other instruments that permit greater risk control in markets where the Group operates.

They include analysis of scenarios which set out the performance of different financial variables and obtain the impact on results of applying them to activities. These scenarios can replicate critical developments or circumstances that occurred in the past or determine plausible scenarios for the future. A minimum of three types of scenario are given: possible, severe and extreme, and a VaR is obtained as well as a much fuller spectrum of the risk profile.

At the same time, the Group carries out daily tracking of positions, through an exhaustive control of alterations that take place in the portfolio, with the goal of detecting possible new developments that may need correction. The daily preparation of the income statement is an excellent indicator of risk levels, as it highlights the impact of changes in financial variables or in portfolios.

Balance sheet management/Investment portfolios

• Interest rate risk

The Group analyzes the sensitivity of net interest revenue and net worth to changes in interest rates. This sensitivity arises from gaps in maturity dates and review of interest rates in the different asset and liability accounts.

The Assets and Liabilities Committee manages the different items of the balance sheet in order to keep the sensitivities within a target range.

The measures used to control interest rate risk in balance sheet management are the interest rate gap and the sensitivity of net interest revenue and net worth to changes in interest rates, Value at Risk and analysis of scenarios.

a) Interest rate gap of assets and liabilities

The interest rate gap is based on the analysis of the gaps between the maturities of asset, liability and off-balance sheet items. Gap analysis provides a basic representation of the balance sheet structure and enables concentrations of interest rate risk by maturities to be identified. It is also a useful tool for estimating the possible impact of eventual interest rate movements on net interest revenue and net worth.

All the on- and off-balance sheet items must be broken down by their flows and looked at in terms of repricing/maturity. In the case of those items that do not have a contractual maturity, an internal model of analysis is used and estimates made of the duration and sensitivity of them (as well as the stable and unstable balances for the purposes of liquidity).

b) Net interest revenue sensitivity (NIR)

The sensitivity of net interest revenue measures the change in the short/medium term in the accruals expected over a particular period (12 months), in response to a shift in the yield curve.

The sensitivity is calculated by simulating the net interest revenue, both for a scenario of a shift in the yield curve as well as for the current scenario. The sensitivity is the difference between the two.

c) Net worth sensitivity (MVE)

Net worth sensitivity is an additional measure. It measures the interest risk implicit in net worth (equity) on the basis of changes in interest rates for assets and liabilities.

d) Value at Risk (VaR)

The Value at Risk for balance sheet activity and investment portfolios is calculated with the same standard as for trading: historic simulation with a confidence level of 99% and a time frame of one day. Statistical adjustments are made which incorporate effectively and quickly the latest developments that affect the risk levels assumed.

e) Analysis of scenarios

Two scenarios for the performance of interest rates are established: maximum volatility and steep crisis. These scenarios are applied to the balance sheet, obtaining the impact on net worth as well as the projections of net interest revenue for the year.

• Liquidity risk

Liquidity risk is associated with the Group's capacity to finance its commitments, at reasonable market prices, as well as to carry out its business plans with stable sources of funding. The Group permanently monitors maximum gap profiles.

The measures used for liquidity risk control in balance sheet management are the liquidity gap, liquidity ratios, stress scenarios and contingency plans.

a) Liquidity gap

The liquidity gap provides information on contractual and expected cash inflows and outflows for a certain period of time, for each of the currencies in which the Group operates. The gap measures the net need or excess of funds at a particular date, and reflects the level of liquidity maintained under normal market conditions.

Two types of liquidity gap analysis are made:

1. Contractual liquidity gap: All the on-and off-balance sheet items provided they contribute cash flows are placed in the point of maturity.

2. Operational liquidity gap: This is a scenario in normal conditions of liquidity profile as the flows of the balance sheet items are placed in the point of probable liquidity and not in the point of contractual maturity. In this analysis the behaviour scenario – renewal of liabilities, discounts in sales of portfolios, renewal of assets – is the fundamental point.

b) Liquidity ratios

The liquidity coefficient compares liquid assets available for sale (after applying the relevant discounts and adjustments) with total liabilities to be settled, including contingencies. This coefficient shows, for currencies that cannot be consolidated, the level of immediate response of the entity to firm commitments.

The coefficient of net accumulated illiquidity is defined as the 30-day accumulated gap obtained from the modified liquidity gap. The modified contractual liquidity gap is drawn up on the basis of the contractual liquidity gap and placing liquid assets in the point of settlement or repos and not in their point of maturity.

c) Analysis of scenarios/Contingency Plan

The Group's liquidity management focuses on preventing a crisis. Liquidity crises, and their immediate causes, cannot always be predicted. Consequently, the Group's Contingency Plan concentrates on creating models of potential crises by analyzing different scenarios, identifying crisis types, internal and external communications and individual responsibilities.

The Contingency Plan covers the activity of a local unit and of central headquarters. It specifies clear lines of communication at the first sign of crisis and suggests a wide range of responses to the different levels of crisis.

As a crisis can occur locally or globally, each local unit must prepare a Plan of Contingency Financing, indicating the amount it would potentially require as aid or financing from headquarters during a crisis. Each unit must inform headquarters (Madrid) of its plan at least every six months so that it can be reviewed and updated. These plans, however, must be updated more frequently if market circumstances make it advisable.

Strategic positions

Due to its nature, changes have to be approved by local/global functions in committee. Position limits are established although they will be measured under VaR, loss trigger and stop loss. The latter will be indicative.

Exchange rate: the structural exchange rate position can be permanent or temporary. The permanent one reflects the book value of investments net of the initial goodwill, while the temporary one basically stems from purchase/sale operations made to hedge the exchange rate risk. The exchange rate differences generated for each position are recorded in reserves and in profit and loss account respectively.

In 2003, Group policy with regard to the exchange rate risk for theoretical book value has been to cover practically 100% relating to Chile and Mexico and part of that in Brazil, analyzing in each case the specific projections for each country and taking into account interest rate differentials, as well as expected currency depreciation.

Additional measures: back-testing

Back-testing is a comparative analysis between Value at Risk (VaR) estimates and the daily results actually generated. The purpose of these tests is to verify and measure the precision of the models used to calculate VaR.

The analyses of back-testing carried out by the Santander Central Hispano Group comply, as a minimum, with the BIS recommendations regarding the verification of the internal systems used to measure and manage market risks. The estimated VaR is compared with the results of the portfolios at the end of the previous day valued at the prices of the following day. In addition, back-testing includes the hypothesis test: tests of excess, normality, Spearman rank correlation, measures of excess average, etc.

The valuation models are fine-tuned and tested regularly by a specialized unit.

Control system

Definition of limits

The process of setting limits is the used by the Group to establish the level of equity that each activity has available. Setting the limits is conceived as a dynamic process which responds to senior management's risk acceptance level.

Objectives of the structure of limits

The structure of limits takes into account the following objectives:

- Identify and define, efficiently and comprehensively, the main types of risk incurred so that they are consistent with the management of business and with the strategy.
- Quantify and inform the business areas of the risk levels and profile that senior management believes can be assumed, in order to avoid undesired risks.
- Give flexibility to the business areas in market risk taking efficiently and opportunely according to changes in the market, and in the business strategies, and always within the acceptable risk levels.
- Allow the generators of business to take prudent risks but sufficient to attain the budgeted results.
- Establish investment alternatives, by limiting capital consumption.

Risks and results in 2003
Trading activity

Quantitative analysis of VaRD in 2003

The Group's risk performance with regard to trading activity in financial markets during 2003, measured by VaRD, is shown in the chart.

This shows that the Group has a low/medium risk profile, which was actively managed throughout the year. This active level of risk management allows changes of strategy to take advantage of opportunities in an environment of uncertainty and high volatility.

At times during the year there were sharp reductions in the risk exposure, showing that the Group is capable of adapting to changing circumstances and quickly changing its risk profile. The maximum risk level was reached on March 17 (US$22.59 million in VaR terms) and the minimum on June 24 (US$10.51 million), due to the reduced positions in Madrid and Mexico. The levels of volatility in markets rose and fell depending on the geopolitical situation and the expectations of a slower than expected economic recovery. The average risk in 2003 was US$15.8 million in VaR terms.

The risk histogram shows the distribution of frequencies of average risk in VaR terms during 2003. The maximum risk levels were reached at specific moments and never surpassed US$23 million. The minimum risk levels were reached more frequently and were lower than US$12 million on 36 occasions.

As regards contrasting measures, backtesting shows that throughout 2003 the daily result exceeded VaRD on only one occasion, March 13, as a result of a 20 basis point change in Euro rates, higher than the volatility recorded to date. The exact movement was 20.3%

VaR performance in 2003

US$ million


24
22
20
18
16
14
12
10
Max. 22.59
Min. 10.51
1 JAN 2003
15 JAN 2003
29 JAN 2003
12 FEB 2003
26 FEB 2003
12 MAR 2003
26 MAR 2003
09 APR 2003
23 APR 2003
07 MAY 2003
21 MAY 2003
04 JUN 2003
18 JUN 2003
02 JUL 2003
16 JUL 2003
30 JUL 2003
13 AUG 2003
27 AUG 2003
10 SEP 2003
24 SEP 2003
08 OCT 2003
22 OCT 2003
05 NOV 2003
19 NOV 2003
03 DEC 2003
17 DEC 2003
31 DEC 2003

Risk histogram

VaRD in US$ million


Number of days
45
40
35
30
25
20
15
10
5
0
43
30
30
25
17
11
10-11
11-12
12-13
13-14
14-15
15-16
16-17
17-18
18-19
19-20
20-21
21-22
22-23

Risk by product

The minimum, average, maximum and year-end 2003 values in VaR terms were as follows:

VaR statistics by product

US$ million

	Minimum	Average	Maximum	Year-end
Total trading				
Total VaRD	**10.5**	**15.8**	**22.6**	**21.7**
Diversification effect	0.3	(6.6)	(14.5)	(10.2)
Fixed income VaRD	7.0	12.7	21.2	16.1
Equity VaRD	1.2	2.2	4.7	4.7
Currency VaRD	1.9	7.5	11.2	11.2
Latin America				
Total VaRD	**8.4**	**12.5**	**19.0**	**17.9**
Diversification effect	0.9	(5.5)	(10.4)	(9.3)
Fixed income VaRD	5.3	9.4	15.1	12.9
Equity VaRD	0.7	1.5	4.3	4.3
Currency VaRD	1.5	7.0	10.1	10.0
US				
Total VaRD	**0.6**	**1.7**	**3.2**	**2.6**
Diversification effect	0.6	(0.6)	(2.1)	(0.4)
Fixed income VaRD	0.0	1.3	2.4	1.6
Equity VaRD	0.0	0.1	0.3	0.0
Currency VaRD	0.0	0.9	2.6	1.4
Europe				
Total VaRD	**2.8**	**7.1**	**16.4**	**8.8**
Diversification effect	1.2	(2.2)	(11.0)	(4.3)
Fixed income VaRD	0.7	6.4	16.2	7.1
Equity VaRD	0.7	1.5	4.6	1.8
Currency VaRD	0.2	1.5	6.6	4.2

The average risk in Latin America in VaR terms was US$12.5 million, ending the year with a VaR of US$17.9 million. The Group's risks were concentrated in fixed income and currencies (average VaRD of US$12.7 million and US$7.5 million respectively and located in both Latin America and the US).

Observation of the VaRD underscores the Group's flexibility and agility in adapting its risk profile on the basis of changes in strategy resulting from a different perception to market expectations.

Distribution of risks and results

a) Geographic distribution

During 2003, the main feature of the geographic distribution of the results and risks of the Group's trading activities was the good performance in Latin America, particularly Brazil and Mexico. Latin America's contribution to the Group's total VaRD was 58% and Europe 33%.

The geographic contribution, in percentage terms, both in risks as well as in results over the Group's total VaRD and net operating revenue from trading activity, is shown in the chart.

The minimum, average, maximum and year-end risk values in VaRD terms, by geographic area, are shown in the table.

Backtesting trading portfolios: dailly outcome vs. value at risk the previous day

VaR in US$ million


P&L clean
VaR 99.00%
VaR 95.00%STD
30.0
20.0
10.0
0.0
-10.0
-20.0
-30.0
02 JAN 2003
09 JAN 2003
16 JAN 2003
23 JAN 2003
30 JAN 2003
06 FEB 2003
13 FEB 2003
20 FEB 2003
27 FEB 2003
06 MAR 2003
13 MAR 2003
20 MAR 2003
27 MAR 2003
03 APR 2003
10 APR 2003
17 APR 2003
24 APR 2003
01 MAY 2003
08 MAY 2003
15 MAY 2003
22 MAY 2003
29 MAY 2003
05 JUN 2003
12 JUN 2003
19 JUN 2003
26 JUN 2003
03 JUL 2003
10 JUL 2003
17 JUL 2003
24 JUL 2003
31 JUL 2003
07 AUG 2003
14 AUG 2003
21 AUG 2003
28 AUG 2003
04 SEP 2003
11 SEP 2003
18 SEP 2003
25 SEP 2003
02 OCT 2003
09 OCT 2003
16 OCT 2003
23 OCT 2003
30 OCT 2003
06 NOV 2003
13 NOV 2003
20 NOV 2003
27 NOV 2003
04 DEC 2003
11 DEC 2003
18 DEC 2003
25 DEC 2003

Historic VaR by product


US$ million
Fixed-income VaR
Equity VaR
Currency VaR
25
20
15
10
5
0
02 JAN 2003
17 JAN 2003
01 FEB 2003
16 FEB 2003
03 MAR 2003
18 MAR 2003
02 APR 2003
17 APR 2003
02 APR 2003
17 APR 2003
02 MAY 2003
17 MAY 2003
01 JUN 2003
16 JUN 2003
01 JUL 2003
16 JUL 2003
31 JUL 2003
15 AUG 2003
30 AUG 2003
14 SEP 2003
29 SEP 2003
14 OCT 2003
29 OCT 2003
13 NOV 2003
28 NOV 2003
13 DEC 2003
28 DEC 2003

Contribution of risk by unit

%

Annual result — Average VaRD

60
50
40
30
20
10
0

Latin America — Europe — New York — Asia

Risk statistics in 2003

US$ million

	Minimum	Average	Maximum	Year-end
Total	**10.5**	**15.8**	**22.6**	**21.7**
Europe	2.8	7.1	16.4	8.8
US	0.6	1.7	3.2	2.6
Latin America	8.4	12.5	19.0	17.9

b) Distribution by period

The table below shows the modifications produced in assuming risk, with an unequal trend in the first part of the year, tending to increase in the second half. Concerning the P&L results the differences with risk.assumed intensify in the months of greater volatility: January, April, May, September and October.

Monthly distribution


%
Monthly result
Average VaRD
16
14
12
10
8
6
4
2
0
JAN 03
FEB 03
MAR 03
APR 03
MAY 03
JUN 03
JUL 03
AUG 03
SEP 03
OCT 03
NOV 03
DEC 03

Histogram of the frequency of daily mark-to-market results (MtM)

The histogram of daily Mark-to-Market (MtM) results frequency shows how these are distributed on the basis of size. The most common result interval was US$0-US$3 million, which occurred on 84 days (33% of the year). During 77% of the year the interval was between –US$3 and US$6 million.

Histogram of the frequency of daily results (MtM)

Daily results in US$ million


90
80
70
60
50
40
30
20
10
0
Number of days
2
9
26
67
84
45
7
9
3
1
-12 to -9
-9 to -6
-6 to -3
-3 to 0
0 to 3
3 to 6
6 to 9
9 to 12
12 to 15
18 to 21

Risk management of structured derivatives

Structured derivatives activity (options outside of organized markets) is mainly focused on designing investment products and risk coverage for clients.

These transactions include options on equities, fixed-income and currencies.

The units where this activity mainly takes place are: Madrid, Portugal, Brazil, and Mexico and Chile, where we are beginning.

The chart shows the VaR performance of structured derivatives business in 2003 when the risk trend was stable, although average levels were higher than in 2002. There were increases in risk for short periods, relating to some specific operations.

The maximum risk was in May (US$5.9 million) and the minimum in January (US$0.9 million). The following table shows the average, maximum and minimum values for each of the units.

Risk data for 2003 by unit

US$ million

	Minimum	Average	Maximum	Year-end
Total VaRD	**0.9**	**2.7**	**5.9**	**4.8**
Madrid	0.6	1.5	4.6	4.6
Portugal	0.0	0.1	0.2	0.1
Brazil	0.2	2.0	5.8	1.3
Chile	0.0	0.1	0.3	0.0
Mexico	0.1	0.6	1.3	0.4

Currency is the main risk by product, while for fixed income and equities the exposure is similar in both cases, as shown in the following table:

Risk data for 2003 by type of product

US$ million

	Minimum	Average	Maximum	Year-end
Total VaRD	**0.9**	**2.7**	**5.9**	**4.8**
Diversification effect	(0.3)	(1.3)	(4.1)	(2.3)
Fixed income VaRD	0.5	1.1	2.4	1.2
Equity VaRD	0.4	1.0	2.9	1.7
Currency VaRD	0.4	2.0	4.7	4.2

Gauging and contrasting measures

In accordance with the BIS recommendations on gauging and controlling the effectiveness of internal market risk measurement and management systems, in 2003 the Group carried out regular analysis and contrasting measures which confirmed the reliability of the model

VaR evolution of the structured derivatives business

VaR in US$ million


7
6
5
4
3
2
1
0
Max. (5.92)
Min. (0.94)
02 JAN 2003
13 JAN 2003
24 JAN 2003
04 FEB 2003
15 FEB 2003
26 FEB 2003
09 MAR 2003
20 MAR 2003
31MAR 2003
11 APR 2003
22 APR 2003
03 MAY 2003
14 MAY 2003
25 MAY 2003
05 JUN 2003
16 JUN 2003
27 JUN 2003
08 JUL 2003
19 JUL 2003
30 JUL 2003
10 AUG 2003
21 AUG 2003
01 SEP 2003
12 SEP 2003
23 SEP 2003
04 OCT 2003
15 OCT 2003
26 OCT 2003
06 NOV 2003
17 NOV 2003
28 NOV 2003
09 DEC 2003
20 DEC 2003
31 DEC 2003

Stress Test
Different stress test scenarios were analyzed during 2003. A scenario of maximum volatility, applying six standard deviations to different market factors, with results as at December 31, 2003 is provided below.

Maximum volatility scenario
The table below shows, at December 31, 2003, the maximum losses of value of each product (fixed-income, equities and currencies), in a scenario in which a volatility equivalent to six standard deviations in a normal distribution is applied.

Maximum volatility stress

US$ million

	Fixed income	Equities	Exchange rate	Total
Total	**(33.3)**	**(10.6)**	**13.4**	**(29.2)**
Latin America	(52.1)	(9.9)	18.8	(43.3)
US	2.7	0.0	4.3	7.0
Europe	16.1	(0.7)	(9.6)	7.2

The stress test shows that the economic loss suffered by the Group in the MtM result would be, if this scenario materialized in the market, US$29.2 million.

Stress test statistics

The following table is based on the aforementioned scenario. It shows the minimum, average, maximum and year-end loss of each scenario.

Stress test statistics

US$ million

Scenarios	Minimum	Average	Maximum	Year-end
Maximum volatility	(18.9)	(38.9)	(61.4)	(29.2)

Asset and liability management/Investment portfolio in Latin America

Quantitative analysis of interest rate risk in 2003
The graph on the evolution of risk shows that the level of interest rate risk in Latin America, measured by the sensitivity of net worth and net interest revenue to a parallel movement of 100 basis points, moved with a narrow band in 2003, with a gradual increase in risk over 2002.

At the end of December, risk consumption by region, measured by the sensitivity of net worth to 100 basis points change, was US$266.4 million, while that of net interest revenue at one year, measured by its sensitivity to 100 basis points, was US$49.6 million. This risk profile corresponds to a gradual taking of positions in order to guarantee hedging in the face of constant interest rate cuts because of the weak global economy.

Evolution of balance sheet management risk

Interest rate risk profile at the end of 2003
The gap tables show the distribution by maturity of the risk in Latin America at December 2003.

Evolution of balance sheet management risk


US$ million
NIM
MVE
300
250
200
150
100
50
0
DEC 02
JAN
FEB
MAR
APR
MAY
JUN
JUL
AUG
SEP
OCT
NOV
DEC 03

Gaps in local currency

US$ million

	Total	0-6 months	6-12 months	1-3 years	> 3 years	Not sensitive
Assets	67,699	40,486	3,861	5,069	8,568	9,714
Liabilities	68,518	42,134	6,912	1,568	4,964	12,950
Off-balance sheet	(379)	(1,465)	(6,907)	4,156	3,837	1
Gap	(1,209)	(3,313)	(9,958)	7,657	7,440	(3,235)

US$ gaps

US$ million

	Total	0-6 months	6-12 months	1-3 years	> 3 years	Not sensitive
Assets	23,984	12,104	2,707	4,195	3,773	1,215
Liabilities	23,155	12,397	2,374	3,275	3,446	1,662
Off-balance sheet	379	1,127	307	(1,506)	453	(2)
Gap	1,209	834	640	(586)	770	(449)

Interest rate risk gaps at December 31, 2003

Net interest revenue sensitivity

For the whole of Latin America, the consumption at December 2003 was US$49.59 million (sensitivity to 100 basis points). The geographic distribution is shown below.

Brazil, Mexico and Puerto Rico account for 80% of the net interest revenue risk. 2003 was characterized by an increase in the net interest revenue risk, mainly due to the portfolio purchases in Mexico, Puerto Rico and to a lesser extent Brazil.

The positioning graph, obtained from the sensitivity of net interest revenue to a parallel movement of 100 basis points in the yield curve, shows the positioning of countries with regard to NIR sensitivity.

NIR sensitivity by countries

%


45% Brazil
14% Mexico
9% Venezuela
8% Chile
21% Puerto Rico
3% Others

The two quadrants on the right signify an NIR improvement in response to local currency interest rate rises, while those on the left assume an increase in the event of lower interest rates. The implications for the US$ are the same, but reflected in the upper and lower quadrants. The size of the circles represents the total sensitivity of the unit.

NIR sensitivity 100 b.p.

US$ million


Brazil
Chile
Mexico
Colombia
Venezuela
Puerto Rico
US$ RATES
LOCAL CURRENCY RATES

Bolivia, Uruguay and Paraguay are not shown because of their low levels of sensitivity.

Net worth sensitivity

Consumption for all of Latin America in 2003 amounted to US$266.4 million (sensitivity to 100 basis points). The geographic distribution is shown below.

MVE sensitivity by country


19% Brazil
1% Others
35% Mexico
3% Venezuela
22% Chile
20% Puerto Rico

The positioning graph, obtained from the sensitivity of net interest revenue to a parallel movement of 100 basis points in the yield curve, shows the positioning of countries with regard to NIR sensitivity. The two quadrants on the right signify a value improvement in response to local currency interest rate rises, while those on the left assume a value increase in the event of lower interest rates. The implications for the US$ are the same, but reflected in the upper and lower quadrants. The size of the circles represents the total sensitivity of the unit.

MVE sensitivity positioning 100 b.p.

US$ million


Mexico
Chile
Colombia
Venezuela
Brazil
Puerto Rico
US$ RATES
LOCAL CURRENCY RATES

Bolivia, Uruguay and Paraguay are not shown because of their low levels of sensitivity.

Investment portfolios in Latin America

As the graph shows, the risk of investment portfolios at December 2003, (12 month equivalent), is concentrated in Mexico, Brazil and Chile. Their portfolios basically consist of local public debt and hedging (swaps, repos, etc).

Risk equivalent in the year ended 31.12.2003


25%
Brazil
51%
Mexico
17%
Chile
4%
Venezuela
2%
Puerto Rico
1%
Others

The investment portfolios in Latin American units largely consist of public sector risk (government or clearing institutions), with minimum risk in corporate securities.

Liquidity risk

Liquidity risk is controlled and analyzed to ensure that the Group maintains acceptable liquidity levels to cover its short- and long-term financing needs in normal market situations. Different scenarios reflecting the additional needs that could arise are also analyzed. This enables the Group to anticipate a range of situations that, with varying degrees of probability, it may have to face in the future and prepare for them.

Legal Information


Santiago Paniagua Caparrós
and Peter Greiff

Entrance to parking, detail
Santander Group City

Legal Information


Fernando Silva

East façade, Manglar building
Santander Group City

Legal Information

Responsibility for the information

The Bank's Board of Directors expressly undertakes the general function of supervision of the Group's operations and discharges its duties in this respect directly and on a non-delegation basis. Its Audit and Compliance Committee is entrusted, inter alia, with the following duties in the areas of information, accounting control and assessment of the compliance system:

1. To report, through its Chairman or Secretary, to the Shareholders' Meeting on the matters raised thereat by the shareholders on which the Committee has authority.

2. To propose the appointment of the auditors, the terms of their engagement, the scope of their services and, if appropriate, their revocation or non-renewal.

3. To revise the Bank's financial statements and the Group's consolidated financial statements, monitoring compliance with legal requirements and the proper application of generally accepted accounting principles.

4. To serve as a communication channel between the Board of Directors and the auditors, and assess the findings of each audit and the replies of the management team to their recommendations.

5. To be familiar with the financial reporting process and the internal control systems.

6. To monitor any situations which might involve risk for the independence of the auditors and, specifically, to check the percentage that the fees paid to them in all connections represents with respect to the auditors' total revenues. The fees paid must be disclosed publicly.

7. To monitor, before public disclosure, the periodic financial information furnished by the Bank and the Group to the markets and to their supervisory bodies, making sure that this information is prepared in accordance with the same principles and practices as the financial statements.

8. To examine compliance with the Group's Code of Conduct in connection with the securities markets, with the anti-money laundering manuals and procedures and, in general, with the rules of governance of the Bank, and to make the required proposals for improvement.

For these purposes, the Audit and Compliance Committee must meet at least four times a year, and whenever it deems it appropriate, with the persons in charge of the Group's business areas and with those in charge of the support and risk management areas, particularly with the Controller and with Internal Audit of the Bank and the Group, and with the external auditors to analyze their reports and recommendations.

Our external auditors, the Deloitte worldwide organization, examine each year the financial statements of nearly all the companies composing the Santander Group to issue their professional opinion thereon. The external auditors are regularly informed of our controls and procedures, define and perform their audit tests with full freedom and have free access to the Chairman, Second Deputy Chairman and CEO and to the Deputy Chairmen of the Bank's Board of Directors, to set forth their conclusions and discuss their recommendations for improving the efficiency of the internal control systems.

The Chairman of the Audit and Compliance Committee meets periodically with the external auditors to ensure the effectiveness of their audit and to analyze the possible situations which might put their independence at risk. In this connection, following the most advanced practices in shareholder information transparency (as described in Note 25 to the consolidated financial statements), it is hereby reported that the fees incurred by the Group for the audits performed by the Deloitte worldwide organization amounted to 8.9 euro million in 2003, and the fees for other reports required under the legal and tax regulations issued by the national supervisory organizations of the countries in which the Group operates, which were reviewed by the Deloitte worldwide organization, amounted to 2.2 euro million.

To facilitate analysis of the situations which might put the independence of our auditors at risk from the quantitative and qualitative standpoints, we set forth below significant information on the criteria established by the "O'Malley Panel" and in other relevant international documents for the purpose of evaluating the effectiveness of the external audit function:

1. Ratio of the audit fees to the fees billed by the auditors for non-attest work. This ratio is 0.4 times in the case of our main auditors.

   For reference purposes, the information available on 649 US financial institutions whose shares are listed on organized markets shows that, on average, the annual fees paid by these companies to their auditors for non-attest work in 2002 were around 1.1 times the fees they paid for audit services.

   The services engaged from our auditors meet the independence requirements stipulated by Law 44/2002 on Financial System Reform Measures, by the Sarbanes – Oxley Act of 2002 adopted by the Securities and Exchange Commission ("SEC") and by the Regulations governing the Board of Directors.

2. The relative importance of fees generated by a client with respect to the total fees of the audit firm: The Group has adopted the policy not to engage audit firms if the fees for all services to be paid to them would amount to more than 2% of their total revenue.

   In 2003, the Deloitte worldwide organization billed the Group for less than 0.1% of their total revenue. In the case of Spain, the aggregate fees billed to the Group's Spanish units were less than 1.6% of our main auditors' net revenue.

Based on the foregoing, the Audit and Compliance Committee considers that there are no objective reasons to question the independence of our auditors.

* * * * *

The consolidated financial statements included in this Annual Report are presented in accordance with Bank of Spain regulations and were obtained from those prepared by the directors of Banco Santander Central Hispano, S.A. from the accounting records of the Bank and of its subsidiary and associated companies. These consolidated financial statements differ from those prepared by the directors in that Exhibits I, II and III included in this Annual Report include the most significant companies composing the Group, whereas the Exhibits to the consolidated financial statements made available to all the shareholders from the Shareholders' Meeting call date include a detail of all the Group companies.

Deloitte.

Raimundo Fernández Villaverde, 65
28003 Madrid
España

Tel.: +34 915 14 50 00
Fax: +34 915 14 51 80
+34 915 56 74 30
www.deloitte.es

Translation of a report originally issued in Spanish based on our work performed in accordance with generally accepted auditing standards in Spain. In the event of a discrepancy, the Spanish-language version prevails.

AUDITORS' REPORT ON CONSOLIDATED FINANCIAL STATEMENTS

To the Shareholders of
Banco Santander Central Hispano, S.A.:

1. We have audited the consolidated financial statements of Banco Santander Central Hispano, S.A. (the "Bank") and Companies composing, together with the Bank, the Santander Group (the "Group" - Notes 1 and 3), which consist of the consolidated balance sheet as of December 31, 2003, and the related consolidated statement of income and notes to consolidated financial statements for the year then ended. The preparation of these consolidated financial statements is the responsibility of the Bank's directors. Our responsibility is to express an opinion on the consolidated financial statements taken as a whole based on our audit work performed in accordance with generally accepted auditing standards, which require examination, by means of selective tests, of the documentation supporting the consolidated financial statements and evaluation of their presentation, of the accounting principles applied and of the estimates made.

2. For comparison purposes the Bank's directors present, in addition to the 2003 figures for each item in the consolidated balance sheet and consolidated statements of income and of changes in financial position, the figures for 2002 and 2001. Our opinion refers only to the 2003 consolidated financial statements. Our auditors' reports dated January 31, 2003, and January 22, 2002, on the consolidated financial statements for 2002 and 2001 contained unqualified opinions.

3. Pursuant to Rule 13 of Bank of Spain Circular 4/1991 and after authorization by the Bank of Spain, the Bank and other Group entities recorded in 2003 - with a charge to unrestricted reserves (€336 million) and to the related deferred tax asset account (€181 million) - the allowances required to cover the commitments to employees who took early retirement in that year through the date of effective retirement (Notes 2-j, 17 and 21).

4. In our opinion, the 2003 consolidated financial statements referred to above present, in all material respects, a true and fair view of the consolidated net worth and financial position of the Santander Group as of December 31, 2003, and of the consolidated results of its operations and of the consolidated funds obtained and applied by it in the year then ended, and contain the required information, sufficient for their proper interpretation and comprehension, in conformity with generally accepted accounting principles and standards applied on a basis consistent with that of the preceding year.

5. The accompanying management report for 2003 contains the explanations which the directors of the Bank consider appropriate about the Group's situation, the evolution of its business and other matters, but is not an integral part of the consolidated financial statements. We have checked that the accounting information in the management report is consistent with that contained in the consolidated financial statements for 2003. Our work as auditors was confined to checking the management report with the aforementioned scope, and did not include a review of any information other than that drawn from the accounting records of the Group and associated entities.

DELOITTE & TOUCHE ESPAÑA, S.L.
Registered in ROAC under no. S0692

Fernando Ruiz

March 20, 2004

[illegible]

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with generally accepted accounting principles in Spain (see Note 28). In the event of a discrepancy, the Spanish-language version prevails.

Banco Santander Central Hispano, S.A. and Companies composing the Santander Group.
Consolidated Balance Sheets as of December 31, 2003, 2002 and 2001 (Notes 1, 2, 3 and 4)

Thousands of Euros	**2003**	2002	2001
Assets			
Cash on hand and deposits at central banks:			
Cash on hand	1,639,608	1,808,417	2,472,131
Cash at Bank of Spain	3,589,618	775,206	2,109,979
Cash at other central banks	3,678,214	3,657,955	5,200,089
	8,907,440	6,241,578	9,782,199
Government debt securities (Note 5)	31,107,864	24,988,493	24,694,890
Due from credit institutions (Note 6):			
Demand deposits	1,703,538	3,148,911	5,612,648
Other	35,914,299	37,107,479	37,376,642
	37,617,837	40,256,390	42,989,290
Loans and credits (Note 7)	172,504,013	162,972,957	173,822,046
Debentures and other fixed-income securities (Note 8):			
Public-sector issuers	27,339,738	22,854,792	32,080,620
Other issuers	16,937,316	9,231,369	10,223,775
	44,277,054	32,086,161	42,304,395
Common stocks and other equity securities (Note 9)	10,064,122	7,866,752	7,807,911
Investments in non-group companies (Note 10)	4,266,425	4,769,738	6,661,805
Investments in group companies (Note 11)	1,067,771	1,129,393	1,227,351
Intangible assets:			
Incorporation and start-up expenses	901	7,675	12,759
Other deferred charges	473,395	635,373	861,022
	474,296	643,048	873,781
Consolidation goodwill (Note 12):			
Fully consolidated companies	6,065,632	8,970,164	8,792,711
Companies accounted for by the equity method	1,319,592	984,571	1,075,986
	7,385,224	9,954,735	9,868,697
Property and equipment° (Note 13):			
Land and buildings for own use	2,723,142	3,000,385	3,758,784
Other property	286,981	280,711	518,637
Furniture, fixtures and other	1,573,846	1,659,463	2,076,509
	4,583,969	4,940,559	6,353,930
Treasury stock	10,155	14,746	21,378
Other assets (Note 22)	17,983,170	17,554,670	21,076,637
Accrual accounts	6,919,377	6,353,686	9,126,074
Accumulated losses at consolidated companies (Note 21)	4,621,815	4,435,179	1,527,129
Total Assets	**351,790,532**	**324,208,085**	**358,137,513**
Memorandum accounts (Note 23)	85,264,845	82,480,069	85,606,110

The accompanying Notes 1 to 28 and Exhibits I to IV are an integral parto of these consolidated balance sheets.

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with generally accepted accounting principles in Spain (see Note 28). In the event of a discrepancy, the Spanish-language version prevails.

Banco Santander Central Hispano, S.A. and Companies composing the Santander Group.
Consolidated Balance Sheets as of December 31, 2003, 2002 and 2001 (Notes 1, 2, 3 and 4)

Thousands of Euros	**2003**	2002	2001
Liabilities and equity			
Due to credit intitutions (Note 14)	75,580,312	50,820,719	53,929,789
Customer deposits (Note 15):			
Savings deposits-			
Demand	76,613,017	67,644,766	75,481,038
Time	46,973,305	52,286,346	52,759,866
Other deposits-			
Demand	309,402	408,544	1,137,361
Time	35,439,848	47,476,100	52,149,027
	159,335,572	167,815,756	181,527,292
Marketable debt securities (Note 16):			
Bonds and debentures outstanding	28,838,892	20,497,329	21,229,154
Promissory notes and other securities	15,602,313	10,791,778	20,379,942
	44,441,205	31,289,107	41,609,096
Other liabilities (Note 22)	10,429,976	10,811,902	11,254,425
Accrual accounts	7,539,896	7,029,998	9,473,748
Provisions for contigencies and expenses (Note 17):			
Pension allowance	8,935,148	8,839,081	9,021,366
Other provisions	3,792,529	5,008,669	7,895,923
	12,727,677	13,847,750	16,917,289
General risk allowance	-	132,223	132,223
Negative difference in consolidation	14,040	15,459	17,333
Consolidated net income for the year:			
Group	2,610,819	2,247,177	2,486,303
Minority interests (Note 19)	621,187	538,463	840,606
	3,232,006	2,785,640	3,326,909
Subordinated debt (Note 18)	11,221,088	12,450,228	12,995,991
Minority interest (Note 19)	5,439,517	6,036,710	7,433,330
Capital stock (Note 20)	2,384,201	2,384,201	2,329,681
Additional paid-in-capital (Note 21)	8,720,722	8,979,735	8,651,004
Reserves (Note 21)	5,510,846	5,573,390	5,423,738
Revaluation reserves (Note 21)	42,666	42,666	42,666
Reserves at consolidated companies(Note 21)	5,170,808	4,192,601	3,072,999
Total Liabilities and equity	**351,790,532**	**324,208,085**	**358,137,513**

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with generally accepted accounting principles in Spain (see Note 28). In the event of a discrepancy, the Spanish-language version prevails.

Banco Santander Central Hispano, S.A. and companies composing the Santander Group.
Consolidated statements of income for the years ended December 31, 2003, 2002 and 2001 (Notes 1, 2, 3 and 4)

Thousand of Euros	2003	2002	2001
(Debit) Credit			
Interes income (Note 25)	**17,203,740**	**22,711,338**	**28,116,759**
Of which: Fixed-income securities	*3,413,601*	*5,081,124*	*5,318,056*
Interest expense (Note 25)	**(9,686,896)**	**(13,825,855)**	**(18,408,400)**
Income from equity securities (Note 25):			
Common stocks and other equity securities	131,987	120,061	124,734
Investments in non-Group companies	279,705	311,863	408,165
Investments in Group companies	29,801	41,248	15,506
	441,493	**473,172**	**548,405**
Net interest income	**7,958,337**	**9,358,655**	**10,256,764**
Fees collected (Note 25)	**5,098,879**	**5,147,086**	**5,535,183**
Fees paid (Note 25)	**(928,317)**	**(857,802)**	**(913,448)**
Gains (losses) on financial transactions (Note 25)	**998,813**	**356,250**	**685,142**
Gross operating income	**13,127,712**	**14,004,189**	**15,563,641**
Other operating income(Note 25)	**75,460**	**128,431**	**118,700**
General administrative expenses:			
Personnel expenses (Note 25)	(4,049,372)	(4,521,718)	(5,258,297)
Of which:			
Wages and salaries	*(2,959,515)*	*(3,208,776)*	*(3,794,237)*
Employee welfare expenses	*(643,144)*	*(739,448)*	*(841,104)*
Of which: Pensions	*(96,603)*	*(130,054)*	*(162,910)*
Other administrative expenses (Note 25)	(2,428,325)	(2,800,333)	(3,142,686)
	(6,477,697)	**(7,322,051)**	**(8,400,983)**
***Depreciation, amortization and writedown of property and equipment* and intangible assets (Note 13)**	**(762,794)**	**(889,832)**	**(987,319)**
Other operating expenses	**(241,990)**	**(354,913)**	**(349,585)**
Net operating income	**5,720,691**	**5,565,824**	**5,944,454**
Net income from companies accounted for by the equity method (Notes 10 y 11)			
Share in income of companies accounted for by the equity method	781,243	706,214	1,102,479
Share in losses of companies accounted for by the equity method	(64,474)	(73,205)	(156,930)
Value adjustments due to collection of dividends	(309,506)	(353,111)	(423,671)
	407,263	**279,898**	**521,878**
Amortization of consolidation goodwill (Note 12)	**(2,241,688)**	**(1,358,616)**	**(1,872,952)**
Gains on group transactions:			
Gains on disposal of investments in fully consolidated companies	702,113	10,092	7,314
Gains on disposal of investments in companies accounted for by the equity method (Note 3)	241,341	1,859,277	1,173,987
Gains on transactions involving parent company shares and Group financial liabilities	35,841	702	4,520
	979,295	**1,870,071**	**1,185,821**
Losses on group transactions:			
Losses on disposal of investments in fully consolidated companies (Notes 3 and 12)	(13,502)	(808,498)	(451)
Losses on disposal of investments in companies accounted for by the equity method	(4,255)	(35,089)	(5,884)
Losses on transactions involving parent company shares and Group financial liabilities	(5,975)	(17,544)	(10,037)
	(23,732)	**(861,131)**	**(16,372)**
Writeoffs and credit loss provisions (net) (Note 7)	**(1,495,687)**	**(1,648,192)**	**(1,586,017)**
Writedown of long-term investments (net)	**687**	**(272)**	**(751)**
Provision to general banking risk allowance	**85,945**	**-**	**-**
Extraordinary income (Note 25)	**1,337,064**	**1,270,092**	**3,005,644**
Extraordinary loss (Note 25)	**(668,398)**	**(1,608,925)**	**(2,944,400)**
Income before taxes	**4,101,440**	**3,508,749**	**4,237,305**
Corporate income tax (Note 22)	(341,007)	(314,979)	(465,664)
Other taxes (Note 22)	(528,427)	(408,130)	(444,732)
Consolidated net income for the year	**3,232,006**	**2,785,640**	**3,326,909**
Net income attributed to minority interests (Note 19)	621,187	538,463	840,606
Net income attributed to the group	**2,610,819**	**2,247,177**	**2,486,303**

The accompanying Notes 1 to 28 and Exhibits I to IV are an integral part of these consolidated statements of income.

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with generally accepted accounting principles in Spain (see Note 28). In the event of a discrepancy, the Spanish-language version prevails.

Banco Santander Central Hispano, S.A. and Companies composing the Santander Group
Notes to Consolidated Financial Statements for the year ended December 31, 2003

(1) Description of the Bank, basis of presentation of the consolidated financial statements and other information

Description of the Bank
Banco Santander Central Hispano, S.A. ("the Bank") is a private-law entity subject to the rules and regulations applicable to banks operating in Spain. The bylaws and other public information on the Bank can be consulted in the web page of the Group (www.gruposantander.com) and in its registered office at Paseo de Pereda 9-12, Santander.

Basis of presentation of the consolidated financial statements
The consolidated financial statements of the Bank and of the companies which, together with it, compose the Santander Group ("the Group") are presented in the formats stipulated by Bank of Spain Circular 4/1991 and subsequent amendments, and, accordingly, they give a true and fair view of the consolidated net worth, financial position and results of the Group. These consolidated financial statements, which were prepared by the Bank's directors from the accounting records of the Bank and of each of the companies composing the Group, include the adjustments and reclassifications required to conform the accounting principles and presentation criteria followed by certain subsidiaries -mainly those abroad- with those applied by the Bank (Note 2).

In view of the business activities carried on by the Group Companies, the Group does not have any environmental liability, expenses, assets, provisions or contingencies that might be material with respect to its consolidated net worth, financial position or results. Therefore, no specific disclosures relating to environmental issues are included in these notes to consolidated financial statements.

The 2002 and 2001 consolidated financial statements were approved by the Shareholders' Meetings of the Bank on June 21, 2003 and June 24, 2002, respectively.

The 2003 consolidated financial statements of the Group and the financial statements of the Bank and almost all the consolidated companies have not yet been approved by the respective Shareholders' Meetings. However, the Bank's Board of Directors considers that they will be approved without changes.

Objections to corporate resolutions
The directors of the Bank and their legal advisers consider that the objection to certain resolutions adopted by the Bank's Shareholders' Meetings on June 21, 2003, June 24 and February 9, 2002, March 10, 2001 and January 18 and March 4, 2000, will have no effect on the financial statements of the Bank and the Group.

On April 25, 2001, the Santander Court of First Instance number 1 rejected in full a claim contesting resolutions adopted at the Shareholders' Meeting on January 18, 2000. The plaintiff filed an appeal against the judgment. On December 2, 2002, the Cantabria Provincial Appeal Court rejected the appeal. A cassation appeal has been filed against the judgment of the Cantabria Provincial Appeal Court.

On November 29, 2002, the Santander Court of First Instance number 2 rejected in full the claims contesting resolutions adopted at the Shareholders' Meeting on March 4, 2000. An appeal has been filed against the judgment.

On March 12, 2002, the Santander Court of First Instance number 4 rejected in full the claims contesting resolutions adopted at the Shareholders' Meeting on March 10, 2001. An appeal has been filed against the judgment.

On September 9, 2002, the Santander Court of First Instance number 5 rejected in full the claim contesting resolutions adopted at the Shareholders' Meeting on February 9, 2002. On January 14, 2004, the Cantabria Provincial Appellate Court dismissed the appeal. An extraordinary appeal has been prepared and filed against the judgment on the ground of a procedural infringement, as well as an appeal in cassation.

On May 29, 2003, the Santander Court of First Instance number 6 rejected in full the claims contesting the resolutions adopted at the Shareholders' Meeting on June 24, 2002. An appeal has been filed against the judgment.

Accounting policies
The consolidated financial statements of the Group were prepared in accordance with the accounting principles and valuation methods described in Note 2, which coincide with those established by Bank of Spain Circular 4/1991 and subsequent amendments thereto. All obligatory accounting principles and valuation methods with a material effect on the consolidated financial statements were applied in preparing them.

Consolidation principles
The companies whose business activity is directly related to that of the Bank and which are directly or indirectly 50% or more owned by the Bank or, if less than 50% owned, are effectively controlled by the Bank and constitute, together with the Bank, a single decision-making unit, were fully consolidated.

All significant accounts and transactions between consolidated companies were eliminated in consolidation. The equity of third parties in the Group is presented under the "Minority Interests" caption and in the "Consolidated Net Income for the Year - Minority Interests" account in the consolidated balance sheets (Note 19).

The investments in companies controlled by the Bank and not consolidable because their business activity is not directly related to that of the Bank (Note 11) and the investments in companies which have a lasting relationship with the Group, which are intended to contribute to the Group's business activities, in which the Group's ownership interests are generally equal to or exceed 20% –3% if listed–, and over which the Group exercises significant influence –as evidenced by its representation in the associated company's governing body, significant transactions between the other Group companies and the investee, or the exchange of management personnel, among others ("associated companies" - Note 10)–, are carried at the fraction of the investees' net worth corresponding to such investments, net of the dividends collected from them and other net worth eliminations (equity method).

The income or loss generated by companies acquired in each year is consolidated by taking into account only the income or loss relating to the period between the acquisition date and the related year-end.

Determination of net worth

In evaluating the Group's net worth, the balances of the following captions in the accompanying consolidated balance sheets should be taken into consideration:

Thousands of Euros	**2003**	2002	2001
Capital stock (Note 20)	2,384,201	2,384,201	2,329,681
Reserves (Note 21):			
Additional paid-in capital	8,720,722	8,979,735	8,651,004
Reserves	5,510,846	5,573,390	5,423,738
Revaluation reserves	42,666	42,666	42,666
	14,274,234	14,595,791	14,117,408
Reserves at consolidated companies	5,170,808	4,192,601	3,072,999
Accumulated losses at consolidated companies	(4,621,815)	(4,435,179)	(1,527,129)
Total reserves	14,823,227	14,353,213	15,663,278
Add- Consolidated net income for the year-Group	2,610,819	2,247,177	2,486,303
Less-			
Other assets- Interim dividend paid (Note 4)	(739,102)	(727,782)	(685,380)
Treasury stock	(10,155)	(14,746)	(21,378)
	(749,257)	(742,528)	(706,758)
Net worth per books at year-end	**19,068,990**	**18,242,063**	**19,772,504**
Less-			
Third interim dividend (Note 4)	(369,551)	(358,231)	(350,039)
Fourth interim dividend (Note 4)	(335,734)	(289,595)	(294,043)
Net worth, after the distribution of income for the year	**18,363,705**	**17,594,237**	**19,128,422**

Equity

The entry into force of Law 13/1992 and Bank of Spain Circular 5/1993 and subsequent amendments introduced new regulations governing minimum capital requirements for credit institutions at both individual and consolidated group levels.

As of December 31, 2003, 2002 and 2001, the Group's eligible capital exceeded the minimum requirements stipulated by the aforementioned regulations by approximately 5,700 euro million, 5,500 euro million and 6,300 euro million, respectively.

Detail of risk provisions and coverage
In accordance with the Bank of Spain regulations, the risk provisions and coverage are presented as assigned to the related assets and/or in specific accounts. The detail of the aggregate risk provisions, coverage and guarantees, disregarding their accounting classification, is as follows:

Thousands of Euros	**2003**	2002	2001
Credit loss allowance:			
Due from credit institutions (Note 6)	111,735	90,522	107,107
Of which: Country risk	26,923	8,537	67,999
Loans and credits (Note 7)	5,116,683	4,938,204	5,287,314
Of which: Country risk	362,604	309,674	262,760
Debentures and other fixed-income securities (Note 8)	185,978	135,552	188,453
Of which: Country risk	9,831	257	12,177
	5,414,396	**5,164,278**	**5,582,874**
Security price fluctuation allowance:			
Government debt securities (Note 5)	10,659	33	10,182
Debentures and other fixed-income securities (Note 8)	51,023	198,420	298,775
Common stocks and other equity securities (Note 9)	948,761	569,715	522,640
	1,010,443	**768,168**	**831,597**
Pension allowance (*) (Note 2-j):			
At Spanish companies	7,627,149	7,448,941	6,626,201
At foreign companies	3,301,418	3,001,768	4,033,609
	10,928,567	**10,450,709**	**10,659,810**
General risk allowance (**)	-	**132,223**	**132,223**
Tangible fixed asset allowance:			
Foreclosed assets (Note 13)	316,165	395,406	563,455
Other assets	60,819	104,837	131,652
	376,984	**500,243**	**695,107**
Other asset allowances	**154,954**	**207,750**	**243,013**
Other provisions for contingencies and expenses (Note 17)	**3,792,529**	**5,008,669**	**7,895,923**
Total	**21,677,873**	**22,232,040**	**26,040,547**

(*) The consolidated balance sheets do not include the pension commitments of foreign companies which are covered by contracts taken out with insurance companies.
(**) In application of the regulations set by the Bank of Spain, the balance of this allowance was deemed to form part of the Group's net worth reserves for the purposes of complying with capital adequacy requirements in 2002 and 2001. In 2003, this allowance, amounting to 86 euro million (net of tax), was released with a credit to the "Provision to General Banking *Risk Allowance" caption in the consolidated statement of income, after obtaining authorization from the Bank of Spain to use it to write down the goodwill which arose from the* acquisition of Banespa (Note 12).

Argentina
Taking into account the uncertainty prevailing in Argentina as a result of the changes in its financial system in 2001 (sharp devaluation of the peso, conversion to pesos of certain foreign-currency denominated assets and liabilities in the balance sheets of Argentine entities and rescheduling of customer deposits, among others), until final rules are issued to correct current asymmetries and in view of possible future events, the 2003, 2002 and 2001 consolidated financial statements were prepared as described below, in accordance with the Group's traditional policy of prudence in valuation:

1. The assets and liabilities as of December 31, 2003, of all the Group entities located in Argentina were translated to euros at a final exchange rate of ARP 3.73/1 euro, equivalent to ARP 2.95/US$ 1 (ARP 3.54/1 euro and ARP 3.375/US$1, respectively, as of December 31, 2002). The net worth effect of this translation (from commencement of the devaluation) amounted to approximately 975 euro million (982 euro million as of December 31, 2002 and 505 euro million as of December 31, 2001, after the translation of the financial statements using a final exchange rate of ARP 1.498/1 euro , which was a representative market exchange rate as of the date of preparation of the 2001 financial statements) and is recorded, as stipulated in Bank of Spain Circular 4/1991, under the "Accumulated Losses at Consolidated Companies" caption (Note 21).

2. A specific allowance of 1,287 euro million was recorded in 2001 (1,244 euro million of which were recorded with a charge to the "Extraordinary Loss" caption in the consolidated statement of income) to cover—after considering the translation differences referred to above—the net book value of the Group banks located in Argentina (774 euro million) and the consolidation goodwill (including coverage of the investment relating to the purchase of Banco Río de la Plata, S.A. shares, as discussed in Note 3) arising from these entities (513 euro million – Note 12) which had not been amortized as of December 31, 2001.

As of December 31, 2003, the total allowance recorded amounted to 852 euro million, 437 euro million of which were recorded with a charge to the "Provisions for Contingencies and Expenses – Other Provisions" caption (1,623 euro million and 1,356 euro million, respectively, as of December 31, 2002), and covered in full the net book value of and the goodwill on the investments in companies located in that country, the risk arising from intercompany transactions, as well as the new regulatory requirements on provisions for country risk with third parties as a result of the change in the classification of Argentina. Goodwill was fully written off in 2003 with a charge to the allowances recorded in prior years (Note 17).

3. In the consolidation of the Group's subsidiaries located in Argentina, following the integration of their assets, liabilities and results, translated to euros, and the equity and intercompany transaction eliminations, the results of these subsidiaries were neutralized and no other adjustments were made for adaptation to Spanish accounting principles, since the net book value of these companies was fully covered.

In 2003 and 2002 no cash contributions were made from other Group entities to the subsidiaries located in Argentina.

(2) Accounting principles and valuation methods

The accounting principles and valuation methods applied in preparing the consolidated financial statements were as follows:

a) Recognition of revenues and expenses

Revenues and expenses are generally recognized for accounting purposes on an accrual basis, the interest method being applied for transactions whose settlement periods exceed 12 months. However, in accordance with the principle of prudence and with Bank of Spain regulations, the interest earned on nonperforming, disputed or doubtful loans, including interest subject to country risk in countries classified as experiencing temporary difficulties and as doubtful or very doubtful, is not recognized as a revenue until it is collected.

b) Foreign currency transactions

Translation methods
Balances denominated in foreign currencies, including those of the financial statements of the consolidated companies and branches in non-EMU countries, were translated to euros at the year-end average official exchange rates in the Spanish spot foreign currency market, except for:

1. The balances funded in euros relating to the capital amounts assigned to branches in non-EMU countries and to the reserves and undistributed earnings of companies and branches in non-EMU countries, which were translated at historical exchange rates.

2. The revenue and expense accounts of the consolidated companies and branches in non-EMU countries, which were translated at the average exchange rates in each year.

3. The balances arising from non-hedging forward foreign currency/foreign currency and foreign currency/euro purchase and sale transactions, which were translated to euros at the year-end exchange rates prevailing in the forward foreign currency market.

Accounting for exchange differences
The exchange differences arising from application of the above-mentioned translation methods are recorded as follows:

1. The net debit or credit differences arising in the consolidation process are recorded under the "Accumulated Losses at Consolidated Companies" or "Reserves at Consolidated Companies" captions, respectively, in the consolidated balance sheets, net of the portion of these differences relating to minority interests (Note 21).

2. The remaining exchange differences are recorded under the "Gains (Losses) on Financial Transactions" caption in the consolidated statements of income (Note 25), with a balancing entry, in the case of nonhedging forward transactions, under the "Other Assets" or "Other Liabilities" caption in the consolidated balance sheets.

Certain of the companies located in countries with specific accounting regulations on the recording of adjustments for inflation (basically Chile, Mexico, Uruguay, Bolivia and Peru) record debits and credits in their income statements to adjust their assets and liabilities for inflation. These debits and credits are recorded under the "Extraordinary Loss" and "Extraordinary Income" captions in the consolidated statements of income. The detail of these items is as follows:

Thousands of Euros	2003	2002	2001
Extraordinary income:			
Other revenues	13,164	36,542	15,332
Extraordinary loss:			
Other expenses	(22,293)	(106,079)	(57,133)
	(9,129)	**(69,537)**	**(41,801)**

c) Credit loss allowance

The credit loss allowances, which are recorded as a reduction of the "Due from Credit Institutions", "Loans and Credits" and "Debentures and Other Fixed-Income Securities" captions on the asset side of the consolidated balance sheets, are intended to cover possible losses in the full recovery of all types of risk transactions, except off-balance-sheet risks, arranged by the consolidated companies in the course of their business activity.

The credit loss allowances were calculated as follows:

1. Allowance for risks in Spain and abroad, excluding country risk:

   a. Specific allowances: on a case-by-case basis, based on the loan recovery expectations and, as a minimum, by application of the coefficients stipulated in Bank of Spain regulations. The credit loss allowance is increased by provisions from period income and is decreased by chargeoffs of debts deemed to be uncollectible or which have been nonperforming for more than three years (six years in the case of mortgage loans with effective coverage) and by releases, where appropriate, of the provisions recorded for debts subsequently recovered (Note 7).

   b. General-purpose allowance: additionally, in accordance with Bank of Spain regulations, an additional general-purpose allowance, equal to 1% of the loans and credits, private-sector fixed-income securities, contingent liabilities and doubtful assets for which provision is not mandatory (0.5% for certain mortgage loans) has been provided for losses not specifically identified at year-end.

2. Country-risk allowance: on the basis of the estimated classification of the degree of debt-servicing difficulty being experienced by each country (Note 7).

3. Allowance for the statistical coverage of credit losses: additionally, the Group is required to record an allowance for the statistical coverage of the unrealized credit losses on the various homogeneous loan portfolios, by charging each quarter to the "Writeoffs and Credit Loss Provisions" caption in the consolidated statement of income for each of the consolidated companies, the positive difference resulting from subtracting the net specific provisions for credit losses recorded in the quarter from one-fourth of the statistical estimate of the overall unrealized loan losses on the various homogeneous loan portfolios (estimated either using calculation methods based on the Group's statistical expectations, approved by the Bank of Spain, or calculating the credit risk of each portfolio multiplied by certain coefficients which range from 0% to 1.5%). If the resulting difference were negative, the amount would be credited to the consolidated statement of income with a charge to the allowance recorded in this connection (to the extent of the available balance).

The provisions recorded to cover the losses which may be incurred by the Group as a result of the off-balance-sheet risks maintained by the consolidated companies are included under the "Provisions for Contingencies and Expenses - Other Provisions" caption in the consolidated balance sheets (Note 17).

The credit loss allowances recorded by the Group comply with Bank of Spain regulations.

d) Government debt securities, debentures and fixed-income securities

The securities composing the Group's fixed-income securities portfolio were classified as follows

1. The securities assigned to the trading portfolio, which consists of securities held for the purpose of operating in the market, are stated at their year-end market price. The net differences arising from price fluctuations are recorded (ex-coupon) under the "Gains (Losses) on Financial Transactions" caption in the consolidated statements of income.

2. The securities assigned to the held-to-maturity portfolio, which consists of securities which the Group has decided to hold until final maturity basically because it has the financial capacity to do so or because it has related financing available, are stated at acquisition cost, adjusted by the amount resulting from accruing by the interest

method the positive or negative difference between the redemption value and the acquisition cost over the residual life of the security.

3. The securities assigned to the available-for-sale portfolio, which consists of the securities not assigned to either of the two portfolios described above, are stated at their adjusted acquisition cost, as defined in paragraph 2 above. The adjusted acquisition cost and the market value of these securities are compared. The market value of listed securities in this portfolio is deemed to be the market price on the last day of trading of each year and that of unlisted securities to be the current value at the market interest rates prevailing on that date. A security price fluctuation allowance is recorded, if required, with a charge to asset accrual accounts or to income.

   In the fixed-income securities assigned to the available-for-sale portfolio, the net difference (additional to the security price fluctuation allowance recorded with a charge to income) by which the adjusted acquisition cost exceeded their market value amounted to 2 euro million as of December 31, 2003 (Notes 5 and 8) (272 euro million and 206 euro million as of December 31, 2002 and 2001, respectively). This amount is not reflected in the consolidated balance sheets since the security price fluctuation allowance recorded for this amount and the asset accrual account against which the allowance was recorded offset each other. This accrual account is taken into account in calculating the Group's capital ratio.

   In the event of disposal of these securities, the losses with respect to the adjusted acquisition cost are recorded with a charge to income. Gains (if they exceed the losses charged to income in the year) are credited to income only for the portion, if any, exceeding the security price fluctuation allowance required at year-end and charged to accrual accounts.

e) Equity securities

Equity securities held in the trading portfolio are valued at their market price at year-end. The net differences arising from price fluctuations are recorded under the "Gains (Losses) on Financial Transactions" caption in the consolidated statements of income.

The investments in nonconsolidable Group companies and in associated entities (see Note 1) are accounted for by the equity method.

Equity securities other than those described above are recorded in the consolidated balance sheets at the lower of cost or market. The market value of these securities is determined as follows:

1. Listed securities: lower of average market price in the last quarter of the year or market price on the last day of trading in the year.

2. Unlisted securities: underlying book value of the investment per the latest available financial statements of the investees adjusted by the unrealized gains existing at the time of acquisition and still existing at year-end. The difference between acquisition cost and the amount calculated as indicated in the preceding paragraph which may be absorbed by the annual increase in the underlying book values of the investees over a maximum period of 20 years need not be written down.

The security price fluctuation allowance recorded to recognize the unrealized losses is presented as a reduction of the balance of the related captions in the consolidated balance sheets (Note 9).

f) Intangible assets

Capital increase expenses, new business launch expenses, expenditures for the acquisition and preparation of computer systems and programs which will be useful over several years, and similar items are generally recorded at cost, net of accumulated amortization. These expenses are amortized with a charge to income over a maximum period of five years.

274 euro million, 286 euro million and 337 euro million of amortization of these expenses were charged to the consolidated statements of income in 2003, 2002 and 2001, respectively, and these amounts are recorded under the "Depreciation and Amortization and Writedown of Property and Equipment and Intangible Assets" caption.

g) Consolidation goodwill and negative difference in consolidation

Consolidation goodwill

The positive differences between:

(i) the cost of the investments in consolidated companies (both those fully consolidated and those accounted for by the equity method),

(ii) as required by the Bank of Spain, the market value of the investments in other companies contributed by third parties in capital increases carried out at the Bank in accordance with the provisions of Article 159.1.c of the revised Spanish Corporations Law (Note 20)

and the respective underlying book values adjusted at the date of first-time consolidation are allocated as follows:

1. If the difference is allocable to specific assets or liabilities of these companies, it is recorded by increasing the value of the assets (or reducing the value of the liabilities) whose market values were higher (lower) than the net book values per these companies' balance sheets and whose tax treatment is similar to that of analogous assets (liabilities) of the Group (amortization, accrual, etc.).

2. The remainder is recorded as consolidation goodwill. These differences are being amortized from the acquisition date over a maximum period of 20 years (Note 12), which is the period in which it is considered that the investments will contribute to the obtainment of income for the Group.

   The goodwill amortization charges are recorded under the "Amortization of Consolidation Goodwill" caption in the consolidated statements of income.

Negative difference in consolidation

The negative differences in consolidation, which are recorded in the consolidated balance sheets as deferred revenues, can be credited to consolidated income when the investments in the capital stock of the related investee companies are totally or partially disposed of.

h) Property and equipment

Operating property and equipment

Property and equipment are carried at cost revalued pursuant to the applicable enabling provisions, net of the related accumulated depreciation.

Depreciation is provided by the straight-line method at rates based on the years of estimated average useful life of the related assets. The annual depreciation expense is calculated basically at the following rates:

Rate (%)	
Buildings for own use	2
Furniture	7.5 to 10
Fixtures	6 to 10
Office and automation equipment	10 to 25

Upkeep and maintenance expenses are expensed currently.

Property and equipment acquired through foreclosure

These property and equipment items are stated at the lower of the book value of the assets used to acquire them or the appraised value of the asset acquired.

If these assets are not disposed of or added to the Group's operating property and equipment, a provision is recorded on the basis of the time elapsed since their acquisition, the nature of the asset and/or the characteristics of the appraisal.

The provisions recorded with a charge to the "Extraordinary Loss" caption in the consolidated statements of income are presented as a reduction of the balance of the "Property and Equipment - Other Property" caption (Note 13).

i) Treasury stock

The balance of the "Treasury Stock" caption relates to Bank shares acquired and held by consolidated companies. These shares are reflected at cost, net of the required provision, if any, which is determined on the basis of the lower of the Group's underlying book value or market price. The aforementioned provision is recorded with a charge to the "Losses on Group Transactions" caption in the consolidated statements of income.

The total Bank shares owned by consolidated companies represented 0.05% of the capital stock issued by the Bank as of December 31, 2003. At that date, the nonconsolidable subsidiaries held 0.04% of the Bank's capital stock (0.08% and 0.02%, respectively, as of December 31, 2002).

In 2003, the Group companies (consolidated or accounted for by the equity method) acquired 1,163,127,948 Bank shares and disposed of 1,163,205,838 Bank shares.

j) Pension commitments

Companies in Spain

Under the current collective labor agreements, certain Spanish consolidated entities have undertaken to supplement the social security benefits accruing to certain employees, or to their employees' beneficiary rightholders, for retirement, permanent disability, death of spouse or death of parent. These commitments, which amounted to 9,996 euro million and 9,975 euro million as of December 31, 2003 and 2002, respectively, were covered by in-house allowances and external funds at those dates. As of December 31, 2001, they were covered by in-house allowances.

Applicable regulations

Accrued pension commitments and contingencies must be valued and covered using objective criteria. These criteria include an assumed annual interest rate not exceeding 4% and the use of properly adjusted life expectancy, mortality and disability tables (if other than those relating to the past experience of the group of employees concerned, properly checked) relating to domestic or foreign past experience. The Bank of Spain extended to credit institutions the requirement to use the Swiss GRM/F-95 past experience tables because they meet the requirements relating to the principle of prudence.

The Group (which opted to maintain its pension allowances in-house, in accordance with the applicable regulations) recorded the difference between the recorded allowances as of December 31, 1999, and the allowances calculated by applying the new valuation methods, with a balancing entry in a debit-balance account (which is presented in the consolidated balance sheets offsetting the pension allowances) which is reduced each year with a charge to the consolidated statement of income by at least one-tenth of the beginning balance. The "Extraordinary Loss" caption in the 2003, 2002 and 2001 consolidated statements of income (Note 25) includes 125 euro million, 126 euro million and 130 euro million, respectively, relating to the annual charge recorded in this connection.

Pension commitments covered by insurance contracts (determined as the amount of the net level premium reserves to be recorded by the insurer) are recorded under the "Provisions for Contingencies and Expenses – Pension Allowance" caption, with a charge to the "Other Assets" caption in the consolidated balance sheet. As of December 31, 2003, the amount of the aforementioned insured commitments was 3,209 euro million (3,192 euro million and 3,240 euro million as of December 31, 2002 and 2001, respectively - Note 17).

Additionally, the valuation differences arising exclusively from the fact that the investments relating to the insurance contracts are at interest rates exceeding those applied in calculating the commitments to employees (4% annually) are recorded as an in-house pension allowance, with a balancing entry in a debit-balance account (which is recorded in the consolidated balance sheets offsetting the pension allowance), which is reduced (with a charge to the "Interest Expense" caption in the consolidated statement of income – Note 25) at the appropriate rate so that, taken together with the allocable cost resulting from the increase in the recorded in-house pension allowance arising from the rate of return used to calculate it, it is equal to the increase in value of the assets added (recorded with a credit to the "Interest Income" caption in the consolidated statement of income - Note 25), thus neutralizing the effect on income. As of December 31, 2003, 2002 and 2001, the aforementioned valuation differences amounted to 1,019 euro million, 1,091 euro million and 1,234 euro million, respectively.

Certain labor obligations ("Other Commitments") are recorded under the "Provisions for Contingencies and Expenses – Pension Allowance" caption (Note 17), with a charge to "Extraordinary Loss" (Note 25), over a maximum period of five years from when the obligation arose, in conformity with the applicable regulations.

In the case of commitments which must be treated as external funds, the differences which arose from the application of the new valuation methods with respect to the in-house allowance as of December 31, 1999, are recorded with a charge to income over a maximum period of 9 years if the commitment is instrumented in an insurance contract (14 years if instrumented in a pension plan). The "Extraordinary Loss" caption in the 2003 and 2002 consolidated statements of income (Note 25) includes 14 euro million and 15 euro million, respectively, relating to the annual charge recorded in this connection.

In-house allowances

The actuarial studies performed as of December 31, 2003, 2002 and 2001, to determine these commitments were made on an individual basis by independent actuaries, basically using the following assumptions:

1. Assumed interest rate: 4% per year.

2. Mortality tables: GRM/F-95.

3. Annual social security pension revision rate: 1.5%.

4. Cumulative annual CPI: 1.5%.

5. Annual salary growth rate: 2.5%.

6. Method used to calculate the commitments to serving employees: straight-line distribution of the estimated cost per employee based on the ratio of each employee's years of past service to his or her estimated total expected years of service (projected unit credit method).

External funds

In 2002 the Group took out insurance contracts to externalize the commitments undertaken subsequent to May 1996, and to employees hired after November 1999. The related funds are deemed to be external funds and, accordingly, they are not recorded in the consolidated balance sheets as of December 31, 2003 and 2002.

Funded accrued commitments

Following are the main amounts disclosed in the aforementioned actuarial studies and the amounts assumed by insurance companies as external funds:

Thousands of Euros Discounted Present Value	**2003**	2002	2001
Accrued pensions of serving employees	1,159,683	1,234,819	1,536,235
Commitments arising from employees retired early	3,607,263	3,382,436	2,254,294
Vested pensions of retired employees (*)	5,186,573	5,328,055	5,035,171
Other commitments	42,096	29,897	49,206
Total accrued commitments	**9,995,615**	**9,975,207**	**8,874,906**

(*) Including pensions to employees who took early retirement.

These commitments were funded as follows:

Thousands of Euros	**2003**	2002	2001
Uninsured in-house allowance	4,418,205	4,257,428	3,385,964
Insured in-house allowance:			
Net level premium reserves at Group insurance companies (*)	824,960	764,896	724,082
Insurance policies taken out with other insurance companies (*)	2,383,984	2,426,617	2,516,155
	3,208,944	3,191,513	3,240,237
Pension allowance (Note 1)	**7,627,149**	**7,448,941**	**6,626,201**
Difference pursuant to the coverage schedule stipulated by Bank of Spain Circular 5/2000 (**)	750,847	876,884	1,027,725
Differences in insurance contracts assigned to pension commitments (**)	1,018,525	1,091,367	1,233,836
In-house allowance	**9,396,521**	**9,417,192**	**8,887,762**
External funds	**607,521**	**567,287**	**-**
Of which:			
Insured provisions	*543,979*	*489,959*	-
Difference pursuant to the coverage schedule stipulated by Bank of Spain Circular 5/2000	*63,542*	*77,328*	-
Total amount	**10,004,042**	**9,984,479**	**8,887,762**

(*) These amounts have been recorded under the "Provisions for Contingencies and Expenses – Pension Allowance" caption in the consolidated balance sheets with a charge to the "Other Assets" caption.

(**) These amounts are recorded under the "Provisions for Contingencies and Expenses – Pension Allowance" caption in the consolidated balance sheets and are offset, in the same amounts, by the debit-balance accounts against which the allowance was initially recorded.

Plans for early retirement

In 2003, 2002 and 2001, the Bank, Banco Español de Crédito, S.A. (Banesto) and Santander Consumer Finance, S.A. offered certain employees the possibility of taking early retirement before the age stipulated in the current collective labor agreement. Accordingly, in those years allowances were recorded to cover the supplementary liabilities to employees taking early retirement and the salary and other commitments to these employees from the time of early retirement to the date of effective retirement.

Pursuant to Rule 13 of Bank of Spain Circular 4/1991, and after obtaining authorization from the Bank of Spain, these allowances were recorded as follows:

Thousands of Euros	**2003**	2002	2001
With a charge to unrestricted reserves (Note 21)	**335,820**	**856,431**	**452,298**
Of which:			
Banco Santander Central Hispano, S.A.	*259,014*	*705,845*	*270,732*
Banesto	*74,360*	*144,430*	*175,790*
Santander Consumer Finance, S.A.	*2,446*	*6,156*	*5,776*
With a charge to income	**26,215**	**55,071**	**-**
Of which:			
Banco Santander Central Hispano, S.A.	*15,869*	*45,801*	-
Banesto	*10,346*	*6,300*	-
Santander Consumer Finance, S.A.	-	*2,970*	-
With a charge to deferred tax assets (Note 22) (*)	**188,427**	**484,101**	**243,547**
Of which:			
Banco Santander Central Hispano, S.A.	*143,449*	*399,624*	*145,781*
Banesto	*43,661*	*81,162*	*94,659*
Santander Consumer Finance, S.A.	*1,317*	*3,315*	*3,107*
Total allowances recorded (Note 17)	**550,462**	**1,395,603**	**695,845**

(*) 180,826 euro thousand and 461,159 euro thousand of this amount arise from the charge to reserves in 2003 and 2002, respectively.

Companies abroad

Certain Group financial institutions abroad have entered into commitments with their employees which are similar to pensions.

The technical assumptions used by these entities (interest rates, mortality tables, cumulative annual CPI, etc.) are consistent with the socio-economic conditions prevailing in these countries.

As of December 31, 2003, 2002 and 2001, the total commitments accrued by these companies amounted to 3,301 euro million, 3,002 euro million and 4,034 euro million, respectively. Of these amounts, 1,308 euro million, 1,390 euro million and 2,395 euro million, respectively, were covered by in-house pension allowances recorded under the "Provisions for Contingencies and Expenses – Pension Allowance" caption in the consolidated balance sheets. The remaining amount was covered by policies taken out with insurance companies.

Accrued cost and payments

The accrued pension cost at the Group and the payments for these commitments were as follows:

Thousands of Euros	**2003**	2002	2001
Accrued cost (Note 25)	**550,401**	**836,168**	**807,291**
Of which are recorded under:			
General administrative expenses - Personnel expenses	*96,603*	*130,054*	*162,910*
Extraordinary loss	*120,119*	*350,832*	*195,293*
Interest expense	*554,012*	*597,211*	*713,930*
Interest income	*(220,333)*	*(241,929)*	*(264,842)*
Payments	**1,122,682**	**1,125,565**	**1,108,597**
Of which: have been refunded by insurance entities	*363,215*	*350,663*	*382,136*

k) Assets and liabilities acquired or issued at a discount

Assets and liabilities acquired or issued at a discount, except for marketable securities, are recorded at their redemption value. The difference between this value and the amounts paid or received are recorded under the liability and asset "Accrual Accounts" captions in the consolidated balance sheets.

l) Futures transactions

Futures transactions are recorded in memorandum accounts based on either the future rights and commitments which might have an effect on net worth, or on the balances required to reflect the transactions, regardless of whether or not they affect the Group's net worth. Accordingly, these instruments' notional amount (theoretical value of the contracts) does not reflect the total credit or market risk assumed by the Group.

The premiums collected (paid) for options sold (purchased) are recorded under the "Other Liabilities" or "Other Assets" captions in the consolidated balance sheets through the maturity date, and amounted to 935 euro million and 757 euro million, respectively, as of December 31, 2003.

Transactions whose purpose and effect was to eliminate or significantly reduce market risks and which are performed to reduce the risk to which the Group is exposed in its management of correlated assets, liabilities and futures transactions, were treated as hedging transactions. The gains or losses arising from hedging transactions were taken to income symmetrically to the revenues or expenses arising from the hedged items, with a balancing entry under "Other Assets" or "Other Liabilities" in the consolidated balance sheets.

Nonhedging transactions (also called *trading transactions*) arranged on organized markets were valued at market price, and market price fluctuations were recorded in full in the consolidated statements of income.

The gains or losses arising from trading transactions arranged outside organized markets are not recognized in income until they are effectively settled. However, provisions were recorded with a charge to income for potential net foreign exchange losses, if any, on each type of risk disclosed by the valuations of positions at the end of each year. The types of risks considered for these purposes are interest rate, share price and currency risks.

m) Severance costs

Under current Spanish law, Spanish consolidated companies are required to pay severance to employees terminated without just cause. There is no staff reduction plan making it necessary to record a provision in this connection.

n) Corporate income tax and other taxes

These captions in the consolidated statements of income include all the debits or credits arising from Spanish corporate income tax and those taxes of a similar nature applicable to companies abroad, including both the amounts relating to the expense accrued in the year and those arising from adjustments to the amounts recorded in prior years (Note 22).

The expense for corporate income tax of each year is calculated on the basis of book income before taxes, increased or decreased, as appropriate, by the permanent differences from income for tax purposes. Permanent differences are defined as those arising between the taxable income and the book income before taxes which do not revert in subsequent periods, considering the income obtained by Group companies as a whole.

In this connection, certain timing differences which have a specific reversal period of fewer than ten years are recorded for accounting purposes; all other differences are treated for all purposes as permanent differences.

Tax relief and tax credits are treated as a reduction of the corporate income tax for the year in which they are taken (Note 22). Entitlement to these tax credits is conditional upon compliance with the requirements of current regulations.

(3) Santander Group

Banco Santander Central Hispano, S.A.

The growth of the Group in the last decade has led the Bank to also act, in practice, as a holding entity of shares of the various companies in its Group, and its results are becoming progressively less representative of the performance and earnings of the Group. Therefore, each year the Bank determines the amount of dividends to be distributed to its shareholders on the basis of the consolidated net income, while maintaining the Group's traditionally high level of capitalization and taking into account that the transactions of the Bank and of the rest of the Group are managed on a consolidated basis (notwithstanding the allocation to each company of the related net worth effect).

International Group structure

At international level, the various banks and other subsidiary and associated companies belonging to the Group are integrated in a corporate structure comprising various holding companies which are the ultimate shareholders of the banks and subsidiaries abroad.

The purpose of this structure, all of which is controlled by the Bank, is to optimize the international organization from the strategic, economic, financial and tax standpoints, since it makes it possible to define the most appropriate units to be entrusted with acquiring, selling or taking stakes in other international entities, the most appropriate financing method for these transactions and the most appropriate means of remitting the income obtained by the Group's various operating units to Spain.

The Exhibits provide relevant data on the consolidable Group companies (Exhibits I and III) and on those accounted for by the equity method which are included, inter alia, in Exhibit II.

The principal equity investments acquired and sold by the Group in 2001, 2002 and 2003 and other significant corporate transactions were as follows:

Banco Español de Crédito, S.A. (Banesto)
In 2002 Banesto carried out a monetary capital increase through the issuance of 81,670,694 new shares, carrying preemptive rights, at a ratio of 2 new shares issued at par for every 15 old shares. The Group sold its preemptive rights (arising from its 99.04% holding in the capital stock of Banesto) for 443 euro million in 2002 (Note 21).

Orígenes AFJP, S.A. (Orígenes AFJP)
In accordance with the commitments acquired in prior years, in 2003 the Group acquired a 20% holding in the capital stock of Orígenes AFJP for 141 euro million. The goodwill which arose from this acquisition (Note 12) was amortized using the provisions recorded under the "Provisions for Contingencies and Expenses – Other Provisions" caption as of December 31, 2002 (Note 17).

Banco Santander Portugal, S.A. (Banco Santander Portugal)
In 2003 the Group acquired a 12.74% ownership interest in the capital stock of Banco Santander Portugal for 106 euro million, thus increasing its holding to 97.95%.

Shinsei Bank
In 2003 the Group increased its holding in the capital stock of the Japanese bank Shinsei Bank from 6.5% as of December 31, 2002, to 11.4% as of December 31, 2003. The total cost of the investment at that date was approximately 144 euro million.

Finconsumo Banca SpA (Finconsumo)
In 2003 the Group resolved to acquire the 50% holding in the capital stock of Finconsumo that it did not own and acquired 20% for 60 euro million in 2003 (Note 12) and the remaining 30% (paid in 2004) for 80 euro million.

AKB Holding (AKB)
In 2001 the Group reached an agreement with the Werhahn Group for the acquisition of AKB (a German group specializing in consumer finance). In 2002 the Bank issued 109,040,444 new shares of 0.5 euro par value each and a share premium of 9.588 euro each (Note 20) for an effective amount of 1,100 euro million, which were paid in full through the contribution of shares representing all the capital stock of AKB, in accordance with the resolutions adopted by the Bank's Special Shareholders' Meeting on February 9, 2002. In 2002 AKB merged with CC-Bank Ag.

Banco Santiago
Under the agreements between the Group and the Central Bank of Chile (as the second largest shareholder of Banco Santiago), on April 17, 2002, the Group acquired 35.45% of the Central Bank of Chile's holding in the capital stock of Banco Santiago for US$ 685 million. On August 1, 2002, the merger of Banco Santiago and Banco Santander Chile was effectively executed, with retroactive effect to January 1, 2002, after the required resolutions of their respective Shareholders' Meetings and approval by the Chilean regulatory authorities. The name of the post-merger entity is Banco Santander Chile.

Banco Río de la Plata, S.A. (Banco Río)
As of December 31, 2003, the Group had a 99.1% interest in Banco Río (98.9% and 80.3% as of December 31, 2002 and 2001, respectively) following the tender offer launched in 2000 to acquire the capital stock of Banco Río owned by minority shareholders, which was accepted by 94% of the minority shareholders, the acquisition in 2002 (by virtue of the commitments assumed in prior years) of 18.54% of the capital stock (23% of the voting rights) for 395 euro million (Note 1) and the conversion into equity in 2003 of the subordinated debt owned by the Group as of December 31, 2002.

Banco Santander Colombia, S.A. (Banco Santander Colombia)
As a result of a capital increase and of certain agreements reached in prior years, in 2002 the Group increased its holding in the capital stock of Banco Santander Colombia by 34.32%, for which it paid 303 euro million.

Banco do Estado de Sao Paulo, S.A. (Banespa)
In November 2000, the Group acquired a 33% holding (66.5% of the voting rights) in the capital stock of Banespa for 7,284 million Brazilian reais. Additionally, on December 29, 2000, the Bank's Board of Directors approved the launch of a tender offer for the remaining common and preferred shares owned by minority shareholders (67% of capital stock) at a price of 95

Brazilian reais for every 1,000 shares, to be paid in cash. This offer was accepted by the holders of 95% of the common shares and of 96% of the preferred shares, which enabled the Group to control 98.3% of the voting rights and 97.1% of the capital stock of Banespa. This transaction amounted to 2,275 million Brazilian reais.

Grupo Financiero Santander Serfin, S.A. de C.V. (Grupo Financiero Santander Serfin)
In December 2002, the Group reached an agreement with Bank of America Corporation whereby the latter acquired 24.9% of Grupo Financiero Santander Serfin for US$ 1,600 million (equivalent to 1,457 euro million), which gave rise to gains of 681 euro million. These gains were recorded under the "Gains on Disposal of Investments in Fully Consolidated Companies" caption in the consolidated statement of income for the year ended December 31, 2003. Under this agreement, Bank of America Corporation will keep its holding for at least three years, and after this period it may, if it deems it appropriate, use several liquidity mechanisms, including the listing of its holding on the stock exchange and the right to sell this holding to the Group, at one time, at its book value at the time of the sale, calculated in accordance with international accounting standards.

After this sale, the Group's holding in the capital stock of Grupo Financiero Santander Serfin stood at 73.98%.

Patagon Group
In July 2000, the Group acquired a 97.62% holding in the capital stock of the Patagon Group (an U.S. financial portal) for approximately US$ 607 million.

In 2002 the Group restructured its Internet banking business, sold its holding in the U.S. financial portal to the other shareholders and released the provisions recorded for the full amount of the investment.

Compañía de Seguros de Vida Santander, S.A. and Compañía de Reaseguros de Vida Soince-Re, S.A.
In 2001 the Group sold its holdings in these two Chilean companies for US$ 258 million, giving rise to gains of approximately US$ 160 million.

Santander Central Hispano Previsión, S.A., de Seguros y Reaseguros
In 2003 the Group reached an agreement for the total disposal of its investment in the capital stock of this company for 160 euro million.

Other investments

Compañía Española de Petróleos, S.A. (Cepsa)
In 2003 the Bank launched a tender offer for up to 42,811,991 Cepsa shares, and the offer was accepted for 32,461,948 shares, representing an investment of 909 euro million (Note 12).

Total, S.A. considered that the tender offer constituted a breach of historical side agreements between it and the Bank in relation to Cepsa (agreements which had, however, been rendered ineffective automatically by Law 26/2003) and, accordingly, filed a request for arbitration seeking injunctive measures at the Netherlands Court of Arbitration. The award rendered in this injunctive arbitration proceeding, which does not constitute a preliminary ruling on, or consider the merits of, the matters raised since they must be resolved in an arbitration on the merits already in progress, established injunctive measures that can be summarized as follows:

1. Requirement for the Bank and Total, S.A. to act in concert with respect to the shares of Cepsa directly or indirectly held by them.

2. Prohibition against the sale or charging of the direct or indirect holdings of the Bank in Somaen Dos, S.L., a company through which it owned its holding in Cepsa prior to the tender offer.

3. Prohibition against the sale or charging of the shares of Cepsa acquired by Santander in the tender offer.

Royal Bank of Scotland Group, plc. (Royal Bank of Scotland)
In 2001 the Group sold 1.53% of the capital stock of Royal Bank of Scotland, at a gain of approximately 400 euro million, thus reducing its investment to 8.03% as of December 31, 2001.

In 2002 the Group made a net divestment of 3% of its holding in Royal Bank of Scotland, giving rise to gains of approximately 806 euro million. As of December 31, 2002, the ownership interest was 5.04%.

As of December 31, 2003, following several purchases and sales made during the year, the Group's holding was 5.05%. The sales gave rise to gains of 217 euro million.

Unión Eléctrica Fenosa, S.A. (Unión Fenosa)
In 2002 several purchases of shares of Unión Fenosa were made for a total amount of 465 euro million

Société Générale
As of December 31, 2000, the Group had a 5.93% holding in the capital stock of Société Générale. Following several sales in 2001 (with realized gains of 185 euro million), the Group's ownership interest was 1.5% as of December 31, 2001. This holding was divested in 2002 at a gain of 94 euro million.

Grupo Financiero Bital
In 2002 the Group subscribed a capital increase and converted bonds into Grupo Financiero Bital shares for approximately 99 euro million, thus increasing its holding to 25.4% of the dividend rights and 29.1% of the voting rights. Subsequently, the Group accepted the tender offer launched by Hong Kong and Shanghai Bank Corporation ("HSBC") on Grupo Financiero Bital, which gave rise to gains of approximately 113 euro million.

Dragados y Construcciones, S.A.
In 2002 the Group divested its holding in Dragados y Construcciones, S.A. (as of December 31, 2001, the holding was 20.19% of capital stock) at a gain of approximately 521 euro million.

Grupo Sacyr-Vallehermoso, S.A. (Sacyr-Vallehermoso)
In 2002 the Group sold 24.5% of its holding in Sacyr-Vallehermoso (as of December 31, 2001, the holding was 25.14% of capital stock) at a gain of approximately 301 euro million.

Metropolitan Life Insurance Company (Metlife)
In 2001 the Group realized the majority of its investment in Metlife at a gain of approximately 300 euro million.

San Paolo IMI, S.p.A. (San Paolo IMI)
In 2003 the Group increased its holding in San Paolo IMI, from 5.2% as of December 31, 2002, to 8.6% as of December 31, 2003, with a net investment of 525 euro million in 2003. As of December 31, 2003, this holding was recorded under the "Common Stocks and Other Equity Securities" caption (Note 9).

* * * * *

The cost, total assets and gross revenues of the other consolidated companies acquired and sold in 2003, 2002 and 2001 were not material with respect to the related consolidated totals.

(4) Distribution of the Bank's income and directors' compensation

Distribution of the Bank's income

The Board of Directors will submit for approval by the Shareholders' Meeting the following proposal for distribution of the Bank's 2003 net income:

Thousands of Euros	
Dividends:	
Interim (Note 1)	1,444,387
Of which:	
Distributed as of December 31, 2003 (*)	*739,102*
Third interim dividend	*369,551*
Fourth interim dividend	*335,734*
Voluntary reserves	646
Net income for the year	**1,445,033**

(*) Recorded under the "Other Assets" caption.

The provisional financial statements prepared by the Bank, in accordance with legal requirements, to evidence the existence of sufficient funds for the distribution of the 2003 interim dividends were as follows:

Thousand of Euros	12-31-02 (*)	06-30-03	09-30-03	12-31-03	12-31-03
Income after taxes	1,376,178	722,711	1,083,947	1,445,033	1,445,033
Dividends paid	(1,086,013)	-	(369,551)	(739,102)	(1,108,653)
	290,165	722,711	714,396	705,931	336,380
Interim dividends	**289,595**	**369,551**	**369,551**	**369,551**	**335,734**
Accumulated interim dividends	**1,375,608**	**369,551**	**739,102**	**1,108,653**	**1,444,387**
Gross dividend per share (euros)	**0.0607**	**0.0775**	**0.0775**	**0.0775**	**0.070408**

(*) Fourth interim dividend out of 2002 income.

Compensation and other benefits of the Bank's directors and senior management

Directors' compensation

Emoluments per the bylaws
Article 37 of the Bank's bylaws provides that the share in the Bank's income for the year to be received by members of the Board of Directors for discharging their duties will be equal to up to 5% of such income.

The Board of Directors, making use of the powers conferred on it, set the related amount at 0.196% of the Bank's income for 2003 (0.191% for 2002 and 0.254% for 2001).

Consequently, the gross amount to be received by each director in this connection in 2003 and 2002 (65 euro thousand in each year) is 10% lower than that set for 2001 (72 euro thousand). Additionally, there is an annual emolument for the Executive Committee members, the gross amount of which was 141 euro thousand in 2003 and 2002 (also 10% below the 157 euro thousand received in 2001).

Finally, from 2002 onwards, the members of the Audit and Compliance Committee have been assigned a gross emolument of 32 euro thousand per year.

Salary compensation
The detail of the salary compensation received by the Bank's Board members with executive duties, who as of December 31, 2003 and 2002, were Mr. Emilio Botín-Sanz de Sautuola y García de los Ríos, Mr. Alfredo Sáenz Abad, Mr. Matías Rodríguez Inciarte, Ms. Ana Patricia Botín-Sanz de Sautuola y O'Shea, and Mr. Francisco Luzón López, is as follows:

Thousands of Euros	**2003**	2002	2001
Total salary compensation	**14,784**	**13,438**	**20,577**
Of which: Variable compensation	*8,373*	*7,103*	*12,495*

Detail by director
The detail by director of the compensation earned by the Bank's directors in 2003 as discussed above is as follows:

Thousands of Euros

	2003										2002
		Emoluments		Fees		Salary Compensation to Executive Directors			Other Compensation		
Directors	Bylaw Stipulated Fees	Executive Committee	Audit Committee	Board	Other Fees	Fixed	Variable	Total		Total	Total
Mr. Emilio Botín-Sanz de Sautuola y García de los Ríos	65	141	-	19	4	1,022	1,339	2,361	1	2,591	2,477
Mr. Jaime Botín-Sanz de Sautuola y García de los Ríos	65	-	-	13	-	-	-	-	-	78	88
Mr. Alfredo Sáenz Abad	65	141	-	19	4	2,524	2,697	5,221	306	5,756	4,848
Mr. Matías Rodríguez Inciarte	65	141	-	19	105	1,300	1,589	2,889	237	3,456	3,241
Mr. Manuel Soto Serrano	65	-	32	19	20	-	-	-	-	136	131
Mr. Juan Abelló Gallo	65	-	32	17	12	-	-	-	-	126	63
Mr. José Manuel Arburúa Aspiunza	65	-	-	19	88	-	-	-	9	181	176
Mr. Fernando de Asúa Álvarez	65	141	32	19	121	-	-	-	-	378	693
Mr. Antonio Basagoiti García-Tuñón	65	-	-	19	95	-	-	-	28	207	178
Ms. Ana Patricia Botín-Sanz de Sautuola y O'Shea	65	141	-	19	2	751	1,000	1,751	2	1,980	1,646
Mr. Emilio Botín-Sanz de Sautuola y O'Shea	65	-	-	19	1	-	-	-	-	85	102
Mr. Guillermo de la Dehesa Romero	65	141	-	19	8	-	-	-	-	233	120
Mr. Rodrigo Echenique Gordillo	65	141	32	17	79	-	-	-	658	992	1,027
Mr. Antonio Escámez Torres	65	141	-	19	102	-	-	-	865	1,192	1,109
Mr. Francisco Luzón López	65	141	-	19	1	814	1,748	2,562	414	3,202	2,873
Mr. Elías Massaveu Alonso del Campo	65	-	-	13	7	-	-	-	-	85	87
Mr. Abel Matutes Juan	65	-	32	19	14	-	-	-	-	130	65
Sir George Ross Mathewson	65	-	-	14	2	-	-	-	-	81	78
Mr. Luis Alberto Salazar-Simpson Bos	65	-	32	19	13	-	-	-	-	129	124
Mr. Antonio de Sommer Champalimaud	65	-	-	2	-	-	-	-	-	67	65
Assicurazioni Generali, S.p.a.	65	-	-	7	1	-	-	-	-	73	68
Other directors (1)	-	-	-	-	-	-	-	-	-	-	292
Total 2003	**1,365**	**1,269**	**192**	**349**	**679**	**6,411**	**8,373**	**14,784**	**2,520**	**21,158**	**-**
Total 2002	**1,272**	**1,173**	**177**	**210**	**747**	**6,335**	**7,103**	**13,438**	**2,534**	**-**	**19,551**

(1) Directors who, having discharged Board duties as such for some months in 2002, ceased to discharge them prior to December 31, 2002. 289 euro thousand of the total amount relate to Mr. Ángel Corcóstegui Guraya.

Compensation to the Board members as representatives of the Bank and to senior management

Representation
By resolution of the Executive Committee, all the compensation received by the Bank's directors who represent the Bank on the Boards of Directors of listed companies in which the Bank has a stake (at the expense of those companies) and which relates to appointments made after March 18, 2002, will accrue to the Group. The compensation received in 2003 in connection with representation duties of this kind, relating to appointments made after March 18, 2002, was as follows:

	Company	Thousands of Euros
Mr. Emilio Botín-Sanz de Sautuola y García de los Ríos	Royal Bank of Scotland	57.5
Mr. Antonio Basagoiti García-Tuñón	Sacyr-Vallehermoso	93.4
Mr. Fernando de Asúa Álvarez	Cepsa	119.9
		270.8

Senior management
Additionally, in accordance with the recommendation of the Special Commission to Foster Transparency and Security in the Markets and Listed Companies ("Aldama Commission"), following is a detail of the compensation paid to the Bank's General Managers (*) in 2003 and 2002:

Thousands of Euros		Salary Compensation			Other	
Year	Number of People	Fixed	Variable	Total	Compensation	Total
2002	19	10,215	12,437	22,652	3,945	26,597
2003	20	12,924	16,664	29,588	4,703	34,291

(*) Excluding Executive Directors' compensation, which is detailed above.

Pension commitments, other insurance and other items

The total balance of supplementary pension obligations assumed by the Group over the years for its serving and retired employees, which amounted to 13,305 euro million (covered mostly by in-house allowances) as of December 31, 2003, includes the obligations to those who have been directors of the Bank during the year and who discharge (or have discharged) executive functions during the year. The total pensions commitments for these directors, together with the total sum insured under life insurance policies at that date and other items, amounted to 162 euro million as of December 31, 2003 (256 euro million as of December 31, 2002, of which 108 euro million related to the settlement of the pension rights referred to in the following section of this Note, and 209 euro million as of December 31, 2001, which did not include the extraordinary nonrecurring payment of 43.75 euro million paid in 2001).

The following table provides information on the obligations undertaken and covered by the Group relating to pension commitments to and other insurance for the Bank's Executive Directors:

Thousands of Euros	2003		2002	
	Total Accrued Pension Obligations	Other Insurance	Total Accrued Pension Obligations	Other Insurance
Mr. Emilio Botín-Sanz de Sautuola y García de los Ríos	10,028	-	9,420	-
Mr. Alfredo Sáenz Abad	52,807	7,573	55,138	3,877
Mr. Francisco Luzón López	19,448	4,886	18,452	4,698
Mr. Matías Rodríguez Inciarte	27,442	3,900	25,522	3,823
Ms. Ana Patricia Botín-Sanz de Sautuola y O'Shea	7,736	1,258	6,656	1,258
Total	**117,461**	**17,617**	**115,188**	**13,656**

Additionally, other directors benefit from life insurance policies at the Group's expense, the related insured sum being 3 euro million as of December 31, 2003, 2002 and 2001.

Pension settlement

Following the decision of Mr. Ángel Corcóstegui Guraya to resign, for personal reasons, in February 2002 from his position as First Deputy Chairman of the Bank and Board member (which entailed his corresponding resignation as Managing Director of the Bank and as member of the various Board Committees on which he sat), and in settlement for the pension commitments to him, the Bank paid on his resignation a gross amount of 108 euro million for his pension rights. This amount had been fully provided for as of that date. Upon payment, a withholding of 48% was made, and the amount withheld was paid into the Spanish Treasury. Accordingly, the net amount paid to Mr. Corcóstegui in this connection was 56 euro million.

Stock option plan

The detail of the Bank's stock options granted to the Board members as of December 31, 2003, is as follows:

	Options at 01/01/03	Average Exercise Price	Exercised Options Number	Exercise Price	Market Price Applied	Options at 12/31/03	Average Exercise Price	Date of Commencement of Exercise Period	Date of Expiration of Exercise Period
Mr. Emilio Botín-Sanz de Sautuola y García de los Ríos	150,000	10.545	-	-	-	150,000	10.545	12-30-03	12-29-05
Mr. Alfredo Sáenz Abad	100,000	10.545	-	-	-	100,000	10.545	12-30-03	12-29-05
Mr. Matías Rodríguez Inciarte	125,000	10.545	-	-	-	125,000	10.545	12-30-03	12-29-05
Mr. Antonio Escámez Torres	140,000	8.19	40,000	2.29	5.92	100,000	10.545	12-30-03	12-29-05
Mr. Francisco Luzón López	140,000	8.19	40,000	2.29	5.67	100,000	10.545	12-30-03	12-29-05
	655,000	**9.54**	**80,000**	**2.29**	**5.80**	**575,000**	**10.545**		

Loans

The Group's direct or indirect risk exposure to the Bank's directors as of December 31, 2003, amounted to 10.1 euro million (14.4 euro million and 7.8 euro million as of December 31, 2002 and 2001, respectively) of loans and credits and 0.4 euro million (1.2 euro million and 0.8 euro million as of December 31, 2002 and 2001, respectively) of guarantees provided. These loans and guarantees were granted at market rates in all cases.

The detail by director as of December 31, 2003, is as follows:

Thousands of Euros	Loans and Credits	Guarantees	Total
Mr. Emilio Botín-Sanz de Sautuola y García de los Ríos	1,694	-	1,694
Mr. Jaime Botín-Sanz de Sautuola y García de los Ríos	1,642	-	1,642
Mr. Juan Abelló Gallo	-	301	301
Mr. José Manuel Arburúa Aspiunza	618	6	624
Mr. Antonio Basagoiti García-Tuñón	239	1	240
Ms. Ana Patricia Botín-Sanz de Sautuola y O'Shea	14	-	14
Mr. Rodrigo Echenique Gordillo	54	79	133
Mr. Antonio Escámez Torres	299	-	299
Mr. Francisco Luzón López	1,311	-	1,311
Mr. Abel Matutes Juan	4,166	-	4,166
Mr. Luis Alberto Salazar-Simpson Bos	27	-	27
	10,064	**387**	**10,451**

Detail of directors' investments in companies with similar business activities and performance by directors, for their own account or for the account of others, of similar activities

In accordance with the requirements of Article 127 ter.4 of the Spanish Corporations Law, in order to enhance the transparency of listed corporations, following is a detail of the directors' investments in the capital stock of non-Group companies engaging in: (i) banking, financing or lending; (ii) insurance; (iii) management of Collective Investment Institutions; or (iv) securities brokerage, and of the management or governing functions, if any, that the directors discharge therein:

Director	Corporate Name	Line of Business	Number of Shares	Function
Mr. Emilio Botín-Sanz de Sautuola y García de los Ríos	Bankinter, S.A.	Banking	847,626	Director (1)
	Royal Bank of Scotland Group	Banking	-	Director (1)
	Shinsei Bank, Limited	Banking	-	Director (1)
	Bank of America Corporation	Banking	280	-
Mr. Jaime Botín-Sanz de Sautuola y García de los Ríos	Bankinter, S.A.	Banking	6,046,888	Adviser to the Board
	Línea Directa Aseguradora, S.A.	Insurance	-	Chairman (1)
Mr Alfredo Sáenz Abad	Banco Bilbao Vizcaya Argentaria, S.A.	Banking	25,000	-
	HSBC Holdings	Banking	8,298	-
	Lloyds TSB	Banking	218	-
Mr Matías Rodríguez Inciarte	Banco Popular Español, S.A.	Banking	2,350	-
Mr. Manuel Soto Serrano	Lloyds TSB	Banking	55,000	-
	Royal Bank of Scotland Group	Banking	780	-
Mr. Juan Abelló Gallo	Banco Popular Español, S.A.	Banking	29,000	-
	Bankinter, S.A.	Banking	29,000	-
	Banco Bilbao Vizcaya Argentaria, S.A.	Banking	18,603	-
	Royal Bank of Scotland Group	Banking	22,000	-
	Barclays	Banking	66,000	-
	Lloyds TSB	Banking	105,700	-
	BNP	Banking	9,600	-
	AXA	Insurance	60,000	-
	Allied Irish Bank	Banking	25,000	-
	American International Group	Insurance	14,900	-
	Citigroup	Banking	20,000	-
	Wells Fargo	Banking	6,500	-
	Northern Trust	Banking	5,500	-
Mr. Fernando de Asúa Álvarez	Société Générale	Banking	480	-
	BNP Paribas	Banking	867	-
	Alliance and Leicest	Banking	2,500	-
	San Paolo IMI, S.p.A.	Banking	11,000	-
	Credit Suisse Group	Banking	1,082	-
	Royal Bank of Scotland Group	Banking	3,000	-
	Commerzbank, A.G.	Banking	2,000	-
	Lloyds TSB	Banking	4,500	-
	Banco Popular Español, S.A.	Banking	662	-
	Deutsche Bank, A.G.	Banking	500	-
	Centro Asegurador, S.A.	Insurance	200	Representative (3)
	Allianz	Insurance	381	-
	American International Group	Insurance	1,000	-
Ms. Ana Patricia Botín-Sanz de Sautuola y O'Shea	Bankinter, S.A.	Banking	1	-
Mr. Guillermo de la Dehesa Romero	AVIVA Vida y Pensiones, S.A.	Insurance	-	Chairman (1)
	Goldman Sachs & Co.	Banking	8,592	-
	Goldman Sachs Europe Ltd.	Banking	-	Director(1)
	AVIVA Plc.	Insurance	144	Director (1)
Mr. Rodrigo Echenique Gordillo	Banco Comercial Portugués	Banking	8,865	-
	Banco Popular Español, S.A.	Banking	1,000	-
	Crédit Agricole	Banking	1,150	-
	Credit Suisse Group	Banking	975	-
	Deutsche Bank, A.G.	Banking	220	-
	Royal Bank of Scotland Group	Banking	590	-
	Wells Fargo	Banking	375	-
	Citigroup	Banking	340	-
	ING	Banking	830	-
	UBS	Banking	395	-
Mr. Antonio Escámez Torres	Banque Commérciale du Maroc, S.A.	Banking	-	Deputy Chairman(1)
	Banco de Valencia, S.A.	Banking	343	-
Mr. Francisco Luzón López	Banco Bilbao Vizcaya Argentaria, S.A.	Banking	158,500	-
Mr. Elías Masaveu y Alonso del Campo	Bankinter, S.A.	Banking	4,241,617	Director (1)
	Banco Bilbao Vizcaya Argentaria, S.A.	Banking	10,000	-
Sir George Mathewson	Royal Bank of Scotland Group	Banking	247,978	Chairman
	National Westminster Bank Plc.	Banking	-	Chairman
	The Royal Bank of Scotland Plc.	Banking	-	Chairman
	The Scottish Investment Trust Plc.	Fund Management	-	Director (1)
Mr. Abel Matutes Juan	San Paolo IMI, S.p.A.	Banking	142,689	Director (1)
Mr. Luis Alberto Salazar-Simpson Bos	Centro Asegurador, S.A.	Insurance	-	Representative (4)
Assicurazioni Generali (5)	Banca Nazionale del Lavoro	Banking	156,370,178	-
	Banca D'Italia	Banking	19,000	-
	Commerzbank, A.G.	Banking	10,299,742	-

(1) Non-executive
(2) Executive
(3) He is the representative of the director non-executive Faa e Inversiones, S.A.
(4) He is the representative of the director non-executive Constructora Inmobiliaria Urbanizadora Vasco Aragonesa, S.A.
(5) Further relevant information on the companies composing the Gruppo Generali can be found in the 2003 Santander Group's Annual Corporate Governance Report, an in the 2003 financial statements of Assicurazioni Generali.

The Annual Corporate Governance Report contains information regarding the Bank's directors' holdings in Group companies and the governing bodies thereof to which they belong.

None of the Board members perform, for their own account or for the account of others, any activities similar to those included in the foregoing table. Additionally, as required by Article 114.2 of the Securities Market Law, it is hereby stated that in 2003 the Bank's directors did not perform, either directly or indirectly, any transaction with the Bank or with other Group companies other than in the ordinary course of operations or on an arm's-length basis.

(5) Government debt securities

Breakdown
The detail of the balances of this caption in the consolidated balance sheets is as follows:

Thousands of Euros		**2003**		2002		2001
	Book Value	Market Value	Book Value	Market Value	Book Value	Market Value
Fixed-income securities:						
Trading portfolio:						
Treasury bills	1,705,321	1,705,321	-	-	-	-
Other listed debt securities traded by the book-entry system	2,709,900	2,709,900	2,025,794	2,025,794	3,784,393	3,784,393
	4,415,221	4,415,221	2,025,794	2,025,794	3,784,393	3,784,393
Available-for-sale portfolio:						
Treasury bills	177,237	177,419	3,677,314	3,695,356	3,223,943	3,226,380
Other listed debt securities traded by the book-entry system	20,655,201	20,776,008	13,252,332	13,715,738	10,639,303	10,595,705
	20,832,438	20,953,427	16,929,646	17,411,094	13,863,246	13,822,085
Held-to-maturity portfolio:						
Other listed debt securities traded by the book-entry system	5,870,864	6,062,924	6,033,086	6,453,700	7,057,433	7,419,615
	31,118,523	31,431,572	24,988,526	25,890,588	24,705,072	25,026,093
Less- Security price fluctuation allowance	(10,659)	-	(33)	-	(10,182)	-
	31,107,864	**31,431,572**	**24,988,493**	**25,890,588**	**24,694,890**	**25,026,093**

Term to maturity
The breakdown of the balances of this caption, by term to maturity, disregarding the security price fluctuation allowance, is as follows:

Millions of Euros Term to Maturity	**2003**	2002	2001
Up to 3 months	151	574	2,899
3 months to 1 year	9,341	4,228	2,535
1 to 5 years	16,843	15,986	15,427
Over 5 years	4,784	4,201	3,844
	31,119	**24,989**	**24,705**

Other information
Of the assets included in the "Government Debt Securities – Fixed-Income Securities" and "Debentures and Other Fixed-Income Securities" captions (Note 8) and of the assets acquired under resale agreement, recorded under the "Due from Credit Institutions" (Note 6) and "Loans and Credits" (Note 7) captions, as of December 31, 2003, the Group had sold under repurchase agreement 69,992 euro million to the Bank of Spain and to other financial intermediaries and customers (public authorities, other resident sectors and nonresidents), and these amounts are

recorded under the "Due to Credit institutions – Time or Notification Deposits" (Note 14) and "Customer Deposits" (Note 15) captions in the consolidated balance sheets (55,466 euro million and 57,852 euro million as of December 31, 2002 and 2001, respectively).

The average annual interest rate on Treasury bills in 2003 was 2.14% (3.67% in 2002 and 4.58% in 2001).

The "Other Listed Debt Securities Traded by the Book-Entry System" account includes debentures, bonds and government debt securities with an average annual interest rate of 4.10% in 2003 (5.05% in 2002 and 5.43% in 2001).

As of December 31, 2003, the nominal amount of government debt securities pledged to certain commitments of Group companies and third parties amounted to 267 euro million (600 euro million and 604 euro million as of December 31, 2002 and 2001, respectively).

Security price fluctuation allowance

The variations in the balances of the "Security Price Fluctuation Allowance" account were as follows:

Thousands of Euros	**2003**	2002	2001
Balances at the beginning of the year	33	10,182	3,696
Net provision for the year:			
Provision recorded	10,659	-	7,242
Allowance released	(33)	(10,143)	(192)
	10,626	(10,143)	7,050
Amount used in sales and writedowns and other variations	-	(6)	(564)
Balances at year-end	**10,659**	**33**	**10,182**

(6) Due from credit institutions

The breakdown of the balances of this caption in the consolidated balance sheets, by type and term to maturity, is as follows:

Thousands of Euros By Type and Term to Maturity	**2003**	2002	2001
Demand deposits:			
Current accounts	103,734	105,816	215,667
Other accounts	1,599,804	3,043,095	5,396,981
	1,703,538	3,148,911	5,612,648
Other:			
Deposits and other accounts at credit and financial institutions-			
Up to 3 months	10,937,055	11,019,178	16,547,662
3 months to 1 year	2,888,295	3,881,831	3,230,730
1 to 5 years	554,824	509,223	733,377
Over 5 years	255,613	454,913	480,436
	14,635,787	15,865,145	20,992,205
Assets acquired under resale agreement (Note 5)-			
Up to 3 months	20,111,660	19,922,699	15,011,743
3 months to 1 year	1,278,587	1,410,157	1,479,801
	21,390,247	21,332,856	16,491,544
	36,026,034	37,198,001	37,483,749
Less- Credit loss allowance (Note 1)	(111,735)	(90,522)	(107,107)
	35,914,299	37,107,479	37,376,642
	37,617,837	**40,256,390**	**42,989,290**
Of which: Euros	*25,978,021*	*26,552,350*	*22,797,189*

(7) Loans and credits

Breakdown

The detail, by borrower sector, of the balances of this caption is as follows:

Thousands of Euros	2003	2002	2001
Public authorities	5,487,358	4,897,118	4,249,672
Other resident borrowers	103,515,597	88,876,138	84,721,701
Nonresident borrowers:			
European Union (except Spain)	31,474,111	30,152,730	26,718,312
USA and Puerto Rico	4,580,092	5,133,573	7,818,915
Other OECD countries	808,212	1,645,739	958,494
Latin America	30,732,555	35,856,602	52,724,911
Other countries	1,022,771	1,349,261	1,917,355
	68,617,741	74,137,905	90,137,987
	177,620,696	167,911,161	179,109,360
Less- Credit loss allowance (Note 1)	(5,116,683)	(4,938,204)	(5,287,314)
	172,504,013	**162,972,957**	**173,822,046**
Of which: Euros	*136,488,788*	*120,882,376*	*108,944,400*

Term to maturity, loan type and status

The detail, by term to maturity and loan type and status, of the balances of this caption, disregarding the "Credit Loss Allowance" account balance, is as follows:

Millions of Euros	2003	2002	2001
By term to maturity:			
Up to 3 months	34,132	34,871	46,058
3 months to 1 year	29,683	28,749	22,676
1 to 5 years	45,835	43,299	46,828
Over 5 years	67,971	60,992	63,547
	177,621	**167,911**	**179,109**
By loan type and status:			
Financial bills	794	1,204	855
Secured loans	66,285	56,687	56,924
Spanish commercial bills	9,691	8,186	9,382
Other term loans	80,899	81,641	91,951
Assets acquired under resale agreement	2,913	3,091	2,730
Demand and other loans	6,180	6,733	6,334
Financial leases	7,582	6,669	7,039
Doubtful assets	3,277	3,700	3,894
	177,621	**167,911**	**179,109**

Credit loss allowance

The variations in the balances of the "Credit Loss Allowance" account which, as indicated in Note 2-c, covers nonperforming and doubtful loans and country risk of the "Due from Credit institutions" (Note 6), "Loans and Credits" and "Debentures and Other Fixed-Income Securities" captions (Note 8), were as follows:

Thousands of Euros	2003	2002	2001
Balances at the beginning of the year	5,164,278	5,582,874	5,650,470
Inclusion of companies in the Group	-	9,034	108
Net provision:			
Period provision	2,440,209	2,883,132	3,137,289
Allowance released	(690,874)	(973,681)	(1,110,965)
	1,749,335	1,909,451	2,026,324
Nonperforming loans charged off against allowance	(1,071,085)	(1,473,374)	(2,027,047)
Exchange differences and other variations	(427,935)	(1,153,128)	(65,354)
Writeoffs and transfers between allowances	(197)	289,421	(1,627)
Balances at year-end (Note 1)	**5,414,396**	**5,164,278**	**5,582,874**
Of which:			
Allowance for specific risks	*2,648,260*	*2,970,725*	*3,061,442*
General-purpose allowance	*1,596,603*	*1,417,681*	*1,657,791*
Country-risk allowance	*399,358*	*318,468*	*342,936*
Allowance for statistical coverage	*770,175*	*457,404*	*520,705*

The 357 euro million of written-off assets recovered in 2003 are presented as a reduction of the balance of the "Writeoffs and Credit Loss Provisions" caption in the consolidated statement of income. This caption also includes the direct writeoffs of loans classified as bad debts, which amounted to 104 euro million in 2003. Written-off assets recovered in 2002 and 2001 amounted to 394 euro million and 494 euro million, respectively, and direct writeoffs of loans classified as bad debts to 132 euro million and 53 euro million, respectively.

Country risk

The allowance for possible losses that might arise in the realization of loans and credits, deposits placed with financial institutions (Note 6), fixed-income securities (Note 8) and guarantees provided, relating to public- and private-sector entities in problem debtor countries experiencing differing degrees of debt-servicing difficulty exceeded the minimum provision requirements under Bank of Spain regulations (Note 2-c).

As of December 31, 2003, the Group's positions exposed to country risk (disregarding intercompany balances) amounted to approximately 500 euro million (400 euro million and 1,200 euro million as of December 31, 2002 and 2001, respectively).

(8) Debentures and other fixed-income securities

Breakdown

The breakdown, by listing status and classification, of the balances of this caption is as follows:

Thousands of Euros	**2003**	2002	2001
By listing status:			
Listed	42,375,577	28,212,876	32,070,126
Unlisted	2,138,478	4,207,257	10,721,497
	44,514,055	32,420,133	42,791,623
By classification:			
Trading portfolio	9,532,252	10,915,650	11,709,813
Available-for-sale portfolio	31,065,394	16,522,447	23,981,020
Held-to-maturity portfolio	3,916,409	4,982,036	7,100,790
	44,514,055	32,420,133	42,791,623
Less-			
Credit loss allowance (Note 7)	(185,978)	(135,552)	(188,453)
Security price fluctuation allowance	(51,023)	(198,420)	(298,775)
	44,277,054	**32,086,161**	**42,304,395**
Of which: Euros	*22,948,058*	*8,234,974*	*8,205,540*

Other information

As of December 31, 2003, 2002 and 2001, the market value of the available-for-sale and held-to-maturity portfolios did not differ materially from the acquisition cost, adjusted as indicated in Note 2-d).

The weighted average annual interest rate on the fixed-income securities portfolio as of December 31, 2003, was 6.2% (10.2% and 9.1% as of December 31, 2002 and 2001, respectively). The effect of discounting by the interest method the fixed-income securities whose interest rates are lower than the average cost of the Group's borrowed funds is not material.

The balance as of December 31, 2003, of the "Public-Sector Issuers" account in the consolidated balance sheet includes 27,065 euro million relating to securities issued by nonresident public-sector entities (22,639 euro million and 31,991 euro million as of December 31, 2002 and 2001, respectively).

The variation in the balance of this caption as of December 31, 2003, with respect to December 31, 2002, was due basically to the acquisition of securities of European public-sector issuers, financed with short-term repos (Note 5).

18,646 euro million of the Group's total fixed-income securities portfolio as of December 31, 2003, mature in 2004.

Security price fluctuation allowance

The variations in the balances of the "Security Price Fluctuation Allowance" account were as follows:

Thousands of Euros	**2003**	2002	2001
Balances at the beginning of the year	198,420	298,775	313,079
Exclusion of companies from the Group	-	(3,832)	-
Net release in the year	(15,416)	(88,061)	(40,532)
Amount used in sales, writedowns and exchange differences and other variations	(131,981)	(8,462)	26,228
Balances at year-end	**51,023**	**198,420**	**298,775**

(9) Common stocks and other equity securities

This caption includes basically the shares and securities representing holdings of less than 20% (less than 3% if listed) in the capital stock of companies which have no lasting relationship with the Group and over which no significant influence is exercised (Note 2-e), and units in mutual funds.

Breakdown
The detail, by classification and listing status, of the balances of this caption is as follows:

Thousands of Euros	**2003**	2002	2001
By classification:			
Trading portfolio	2,420,864	1,316,080	1,876,817
Available-for-sale portfolio	7,643,258	6,550,672	5,931,094
	10,064,122	**7,866,752**	**7,807,911**
By listing status:			
Listed	6,336,825	3,403,268	4,388,404
Unlisted	4,676,058	5,033,199	3,942,147
	11,012,883	8,436,467	8,330,551
Less- Security price fluctuation allowance	(948,761)	(569,715)	(522,640)
	10,064,122	**7,866,752**	**7,807,911**
Of which: Euros	*8,227,350*	*5,866,594*	*4,406,927*

Variations
The variations in the balances of this caption, disregarding the security price fluctuation allowance, were as follows:

Thousands of Euros	**2003**	2002	2001
Balances at the beginning of the year	8,436,467	8,330,551	7,067,320
Net additions	461,736	846,200	1,154,094
Transfers from (to) "Investments in Non-Group Companies" (Note 10)	1,358,560	(136)	253,946
Of which:			
San Paolo IMI	*953,912*	-	-
Commerzbank, Ag.	*333,138*	-	-
Transfers of goodwill from "Investments in Non-Group Companies" (Note 12)	518,784	-	-
Of which:			
San Paolo IMI	*439,571*	-	-
Commerzbank, Ag.	*72,375*	-	-
Transfers from (to) "Investments in Group Companies") (Note 11)	-	2,630	(727)
Exchange differences and other variations	237,336	(742,778)	(144,082)
Balances at year-end	**11,012,883**	**8,436,467**	**8,330,551**

Following the issuance of the First-Time Application Standard of International Accounting Standards in 2003, as of December 31, 2003, after recording the annual goodwill amortization charge, the Group transferred the holdings (Note 10) of less than 20% which are not intended to be held at long term. The transfer was made at the cost previously recorded in the "Investments in Non-Group Companies" caption plus the related goodwill. The required security price fluctuation allowance is recorded if the market value after the transfer is lower than net cost.

Security price fluctuation allowance
The variations in the balances of the "Security Price Fluctuation Allowance" account were as follows:

Thousands of Euros	**2003**	2002	2001
Balances at the beginning of the year	569,715	522,640	618,406
Net inclusion of companies in the Group	(1,026)	(1,866)	-
Net provision (release) in the year	309,192	206,499	(3,233)
Amount used in sales, writedowns and transfers and other variations	70,880	(157,558)	(92,533)
Balances at year-end	**948,761**	**569,715**	**522,640**

Other information

Vodafone Airtouch, plc. (Vodafone)
In 2001 the Group sold 44% of its investment in the capital stock of Vodafone, generating a gross gain of 1,713 euro million. In 2003, the Group sold 0.67% of its holding in Vodafone, at a gain of 369 euro million.

Auna Operadores de Telecomunicaciones, S.A. (Auna)
Following the various corporate transactions that took place in 2001 and 2002, as of December 31, 2003 and 2002, the Group had a 23.49% holding in the capital stock of Auna, with an investment of 1,696 euro million.

As of December 31, 2003, the Group had entered into certain agreements which will enable it, if they were exercised, to increase its holding by a further 2.5%. These agreements were exercised in 2004.

Notifications on share acquisitions
The notifications on share acquisitions and sales by the Bank in compliance with Article 86 of the Spanish Corporations Law and Article 53 of Securities Market Law 24/1998 are listed in Exhibit IV.

(10) Investments in non-Group companies

This caption reflects the ownership rights in the capital of associated companies, i.e. companies which, although not forming part of the Group, have a lasting relationship with the Group and are intended to contribute to its activity, and over which significant influence is exercised (Exhibit II).

Breakdown
The breakdown, by company, of the balances of this caption (Note 3) in the consolidated balance sheets is as follows:

Thousands of Euros	**2003**	2002	2001
Royal Bank of Scotland	1,850,889	1,883,328	3,086,774
Cepsa	1,324,117	833,135	773,406
Unión Fenosa	772,618	692,929	463,975
Banque Commerciale du Maroc, S.A.	110,129	121,394	118,820
San Paolo IMI (*)	-	540,631	449,076
Commerzbank A.G. (*)	-	326,540	574,429
Sacyr-Vallehermoso (*)	-	58,569	264,968
Grupo Financiero Galicia, S.A.	-	30,142	74,087
Société Générale	-	-	237,310
Dragados y Construcciones, S.A.	-	-	295,470
Other companies	208,672	283,070	323,490
	4,266,425	**4,769,738**	**6,661,805**
Of which:			
Euros	*2,284,370*	*2,704,751*	*3,333,832*
Listed	*3,947,624*	*4,393,742*	*6,307,700*

(*) Transferred to "Common Stocks and Other Equity Securities", as indicated in Note 9.

Variations

The variations in the balances of this caption were as follows:

Thousands of Euros	2003	2002	2001
Balances at the beginning of the year	4,769,738	6,661,805	7,719,700
Purchases and capital increases (Note 3)	1,112,430	528,105	422,043
Of which			
San Paolo IMI	368,182	-	-
Cepsa	347,790	-	-
Royal Bank of Scotland	364,197	-	-
Sales and capital reductions (Note 3)	(394,051)	(2,153,580)	(1,939,412)
Transfers from /(to) "Common Stocks and Other Equity Securities" (Note 9)	(1,358,560)	136	(253,946)
Transfers from "Investments in Group Companies" (Note 11)	-	-	6,581
Effect of equity method accounting	298,629	243,625	466,363
Change of consolidation method	-	(2,104)	(18,253)
Exchange differences and other variations	(161,761)	(508,249)	258,729
Of which: Variations in reserves at associated companies (Note 21)	*(1,837)*	*(243,289)*	*178,428*
Balances at year-end	**4,266,425**	**4,769,738**	**6,661,805**

(11) Investments in Group companies

Breakdown

This caption reflects the investments in Group companies which were not consolidated (Exhibit II) because their business activities are not directly related with those of the Group. The breakdown, by company, of the balances of this caption is as follows:

Thousands of Euros	2003	2002	2001
Inmobiliaria Urbis, S.A.	335,028	302,687	280,012
Santander Central Hispano Previsión, S.A. de Seguros y Reaseguros	159,087	143,702	4,381
Santander Central Hispano Seguros y Reaseguros, S.A.	98,933	62,460	110,833
Compañia Aseguradora Banesto Seguros, S.A.	56,580	50,729	45,388
La Unión Resinera Española, S.A.	46,477	53,963	50,431
Santander Seguros, S.A. (Brazil)	46,468	40,086	50,810
Seguros Santander Serfin, S.A. de C.V.	45,846	33,445	37,305
Totta Urbe, S.A.	-	104,577	100,531
B to B Factory Ventures, S.A.	-	40,000	80,632
Editel, S.L.	-	27,601	45,485
AOL Spain, S.A.	-	-	123,736
Other companies	279,352	270,143	297,807
	1,067,771	**1,129,393**	**1,227,351**
Of which:			
Euros	*921,351*	*993,485*	*1,049,163*
Listed	*384,179*	*359,218*	*330,443*

Variations

The variations in the balances of this caption were as follows:

Thousands of Euros	**2003**	2002	2001
Balances at the beginning of the year	1,129,393	1,227,351	1,155,969
Inclusion of companies in the Group	-	12,928	-
Purchases and capital increases	117,582	137,633	249,576
Sales and capital reductions	(41,602)	(165,693)	(173,422)
Transfers to "Investments in Non-Group Companies" (Note 10)	-	-	(6,581)
Transfers (to) / from "Common Stocks and Other Equity Securities" (Note 9)	-	(2,630)	727
Effect of equity method accounting	108,634	36,273	55,515
Change of consolidation method	(132,577)	(23,939)	5,223
Exchange differences and other variations	(113,659)	(92,530)	(59,656)
Balances at year-end	**1,067,771**	**1,129,393**	**1,227,351**

Other information

As of December 31, 2003, there were no significant capital increases in progress at any nonconsolidable subsidiary.

(12) Consolidation goodwill

Breakdown

The breakdown, by company, of the balances of the "Consolidation Goodwill" caption (Note 3) is as follows:

Thousands of Euros	**2003**	2002	2001
Fully consolidated companies:			
Totta Group (Portugal)	1,560,638	1,656,487	1,752,191
Banco Santander Chile (Note 3)	973,066	1,033,638	492,343
Grupo Financiero Santander Serfin (Mexico)	840,899	1,191,867	1,260,431
AKB (Note 3)	824,483	870,286	-
Grupo Meridional (Brazil)	710,985	754,395	797,735
Banesto	366,311	400,589	461,078
Banco de Venezuela	313,316	332,052	349,765
Banespa (Brazil)	-	1,770,590	2,360,175
Banco Río (Argentina)	-	508,261	244,979
Patagon Group	-	-	627,595
Other companies	475,934	451,999	446,419
	6,065,632	8,970,164	8,792,711
Companies accounted for by the equity method:			
Cepsa	650,949	92,486	99,275
Royal Bank of Scotland	395,100	173,475	269,939
Unión Fenosa	261,632	280,557	97,256
San Paolo IMI (Notes 9 and 10)	-	299,704	210,366
Commerzbank Ag. (Notes 9 and 10)	-	77,375	104,841
Grupo Financiero Galicia, S.A. (Argentina)	-	37,992	37,996
Société Générale	-	-	95,916
Other companies	11,911	22,982	160,397
	1,319,592	984,571	1,075,986
	7,385,224	**9,954,735**	**9,868,697**

As of December 31, 2002 and 2001, the Group had recorded provisions (Notes 1 and 17) to cover the potential loss of value of certain of these assets. The goodwill of the Group units located in Argentina was written off in 2003 with a charge to the provisions previously recorded.

Based on the estimates, projections and assessments available to the Bank's directors, the forecasted revenues attributable to the Group from these companies are at least equal to the amounts of the respective goodwill balances yet to be amortized in the related periods.

Variations

The variations in the balances of the "Consolidation Goodwill" caption were as follows:

Thousands of Euros	**2003**	2002	2001
Balances at the beginning of the year	9,954,735	9,868,697	11,632,782
Additions (Note 3)	1,367,919	2,420,892	557,997
Of which:			
Cepsa	*569,037*	-	-
Royal Bank of Scotland	*308,002*	*21,875*	-
San Paolo IMI	*160,715*	*104,630*	-
Orígenes AFJP	*101,819*	-	-
Banco Santander Portugal	*69,102*	-	-
AKB	-	*916,091*	-
Banco Santiago (Banco Santander Chile)	-	*595,806*	-
Banco Río (*)	-	*263,280*	-
Banco Santander Colombia	-	*240,114*	-
Unión Fenosa	-	*195,446*	*51,585*
Banespa	-	*612*	*345,931*
Retirements due to sale	(401,231)	(976,238)	(449,130)
Of which:			
Grupo Financiero Santander Serfin	*(318,023)*	-	-
Patagon Group	-	*(617,503)*	-
Royal Bank of Scotland	*(69,446)*	*(103,876)*	-
Société Générale	-	*(95,126)*	*(285,379)*
Amortization charged to specific allowances (Note 17)	(775,727)	-	-
Transfers from "Investments in Non-Group Companies" to "Common Stocks and Other Equity Securities" (Note 9)	(518,784)	-	-
Amortization charged to income	(2,241,688)	(1,358,616)	(1,872,952)
Of which: Additional to that calculated on a straight-line basis	*(1,719,164)*	*(702,885)*	*(1,230,651)*
Of which:			
Banespa (**)	*(1,703,835)*	*(400,571)*	*(1,230,651)*
Banco Santander Colombia	*(786)*	*(240,008)*	-
Balances at year-end	**7,385,224**	**9,954,735**	**9,868,697**

(*) Provisioned and amortized as indicated in Note 1.

(**) For the purpose of fulfilling the commitment assumed by the Group before the acquisition of Banespa in 2000 to amortize the goodwill which arose from that acquisition over a maximum period of five years, and following the issuance of the First-Time Application Standard of International Accounting Standards in 2003, the goodwill of Banespa as of January 1, 2003, was written off in 2003 so that, in accordance with the principle of prudence, the opening balance sheet as of January 1, 2004, prepared in conformity with International Accounting Standards, to be included in the financial statements for the year ending December 31, 2005, enables the Group to fulfill the aforementioned commitment.

(13) Property and equipment

Variations

The variations in the "Property and Equipment" accounts and in the related accumulated depreciation were as follows:

Thousands of Euros

	Land and Buildings for Own Use	Other Property	Furniture, Fixtures and Other	Total
Revalued cost:				
Balances at January 1, 2001	4,930,433	642,457	4,438,378	10,011,268
Additions due to new inclusions in the Group	38,771	6,383	2,825	47,979
Additions/Retirements (net)	(274,134)	(118,291)	238,403	(154,022)
Balances at December 31, 2001	4,695,070	530,549	4,679,606	9,905,225
Additions and retirements (net) due to change in scope of consolidation	(73,130)	(34,739)	(4,556)	(112,425)
Additions/Retirements (net)	(228,384)	(128,834)	130,517	(226,701)
Exchange differences	(683,374)	(78,103)	(257,521)	(1,018,998)
Balances at December 31, 2002	3,710,182	288,873	4,548,046	8,547,101
Additions and retirements (net) due to change in scope of consolidation	(13,044)	(380)	198	(13,226)
Additions/Retirements (net)	(135,026)	18,614	(192,150)	(308,562)
Transfers	-	18,785	(18,785)	-
Exchange differences	(146,074)	(13,854)	(100,476)	(260,404)
Balances at December 31, 2003	**3,416,038**	**312,038**	**4,236,833**	**7,964,909**
Accumulated depreciation:				
Balances at January 1, 2001	(886,878)	(31,138)	(2,387,749)	(3,305,765)
Additions due to new inclusions in the Group	(17,099)	18	(3,347)	(20,428)
Retirements	86,517	21,107	317,756	425,380
Provisions	(118,826)	(1,899)	(529,757)	(650,482)
Balances at December 31, 2001	(936,286)	(11,912)	(2,603,097)	(3,551,295)
Additions and retirements (net) due to change in scope of consolidation	21,161	-	8,994	30,155
Retirements	108,297	4,205	83,842	196,344
Provisions	(82,440)	(1,244)	(520,575)	(604,259)
Exchange differences	179,471	789	142,253	322,513
Balances at December 31, 2002	(709,797)	(8,162)	(2,888,583)	(3,606,542)
Additions and retirements (net) due to change in scope of consolidation	8,750	1,211	(617)	9,344
Retirements	41,678	1,554	559,694	602,926
Transfers	-	(18,785)	18,785	-
Provisions	(66,285)	(875)	(422,122)	(489,282)
Exchange differences	32,758	-	69,856	102,614
Balances at December 31, 2003	**(692,896)**	**(25,057)**	**(2,662,987)**	**(3,380,940)**
Property and equipment, net (*):				
Balances at December 31, 2001	3,758,784	518,637	2,076,509	6,353,930
Balances at December 31, 2002	3,000,385	280,711	1,659,463	4,940,559
Balances at December 31, 2003	2,723,142	286,981	1,573,846	4,583,969

(*) Of the total balances, approximately 1,613 euro million, 2,602 euro million and 2,804 euro million related to property and equipment abroad as of December 31, 2003, 2002 and 2001, respectively.

Other property

The "Other Property" and "Furniture, Fixtures and Other" accounts include, among other items, the assets acquired through foreclosure on nonrecovered loans. These assets are recorded at foreclosure cost which in no case exceeds the book value of the loan, net of the provisions recorded as a result of comparison with their market value. The provisions amounted to 316 euro million as of December 31, 2003, and represented 57% of the recorded value (395 euro million and 563 euro million and 58% and 56% as of December 31, 2002 and 2001, respectively).

(14) Due to credit institutions

Breakdown

The breakdown, by type and term to maturity, of the balances under this caption is as follows:

Thousands of Euros By Type and Term to Maturity	**2003**	2002	2001
Demand deposits:			
Current accounts	12,821	28,712	120,256
Other accounts	1,747,580	3,920,819	2,705,432
	1,760,401	3,949,531	2,825,688
Time or notification deposits:			
Bank of Spain credit account drawdowns-			
Up to 3 months	915,473	1,000,022	1,116,524
Time deposits-			
Up to 3 months	14,517,822	15,257,124	17,976,452
3 months to 1 year	6,361,743	6,689,929	7,047,786
1 to 5 years	6,612,704	3,053,691	3,171,012
Over 5 years	2,008,154	2,756,834	2,531,872
	29,500,423	27,757,578	30,727,122
Assets sold under repurchase agreement (Note 5)-			
Up to 3 months	34,046,432	15,164,776	17,302,003
3 months to 1 year	8,862,729	1,770,672	1,391,103
1 to 5 years	494,854	1,178,140	170,201
Over 5 years	-	-	397,148
	43,404,015	18,113,588	19,260,455
	73,819,911	46,871,188	51,104,101
	75,580,312	**50,820,719**	**53,929,789**
Of which: Euros	*57,387,612*	*30,530,819*	*25,374,334*

As of December 31, 2003, the limit set by the Bank of Spain for the Bank and for the Banesto Group in the system of loans guaranteed by public-sector debt securities amounted to 1,988 euro million and 1,017 euro million, respectively (1,209 euro million and 1,214 euro million for the Bank and for the Banesto Group, respectively, as of December 31, 2002, and 1,683 euro million and 1,570 euro million for the Bank and for the Banesto Group, respectively, as of December 31 2001).

(15) Customer deposits

Breakdown

The breakdown, by geographical area and depositor sector, of the balances of this caption is as follows:

Thousands of Euros	**2003**	2002	2001
By geographical area:			
Spain	91,799,908	96,602,048	92,810,916
Other EU countries	25,040,806	23,990,299	23,756,199
USA and Puerto Rico	6,342,920	7,530,507	8,306,588
Other OECD countries	255,490	353,469	437,783
Latin America	34,618,654	37,915,080	55,181,626
Other	1,277,794	1,424,353	1,034,180
	159,335,572	**167,815,756**	**181,527,292**
By sector:			
Public authorities	9,225,949	12,126,084	14,466,854
Of which: Assets sold under repurchase agreement (Note 5)	*3,934,274*	*9,829,694*	*12,395,466*
Other residents-			
Demand deposits	25,089,234	21,743,570	21,252,167
Savings deposits	17,823,421	16,057,659	15,472,402
Time deposits	18,640,052	21,326,541	19,155,872
Assets sold under repurchase agreement (Note 5)	16,348,466	19,194,664	15,928,311
Other deposits	17,734	109,686	82,585
	77,918,907	78,432,120	71,891,337
Nonresidents	72,190,716	77,257,552	95,169,101
	159,335,572	**167,815,756**	**181,527,292**
Of which: Euros	*110,265,674*	*114,055,256*	*106,687,882*

Term to maturity

The detail, by term to maturity, of the balances of the "Savings Deposits - Time" and "Other Deposits - Time" captions in the consolidated balance sheets is as follows:

Millions of Euros	**2003**	2002	2001
Savings deposits - Time:			
Up to 3 months	23,477	27,174	35,295
3 months to 1 year	10,982	14,740	10,571
1 to 5 years	10,321	9,657	5,493
Over 5 years	2,193	715	1,401
	46,973	**52,286**	**52,760**
Other deposits - Time:			
Up to 3 months	32,157	44,047	47,507
3 months to 1 year	2,362	1,681	3,214
1 to 5 years	763	1,687	1,355
Over 5 years	158	61	73
	35,440	**47,476**	**52,149**

(16) Marketable debt securities

Bonds and debentures

The breakdown, by currency and interest rate, of the balances of this caption is as follows:

Thousands of Euros				December 31, 2003	
Issue Currency	**2003**	2002	2001	Outstanding Amount in Currency (Millions)	Annual Interest Rate (%)
Euros:					
Fixed interest	13,869,207	7,364,425	3,415,549	-	4.4
Floating interest	9,184,697	5,145,509	5,709,449	-	2.3
U.S. dollars:					
Fixed interest	444,324	1,429,024	2,422,252	561	5.3
Floating interest	1,071,447	1,419,888	3,124,495	1,353	1.3
Pounds sterling:					
Fixed interest	326,334	661,029	706,656	230	7.9
Floating interest	1,274,121	1,380,477	1,561,221	898	4.0
Chilean pesos:					
Fixed interest	2,016,908	2,442,948	3,487,374	1,509,435	6.3
Other currencies	651,854	654,029	802,158	-	-
Balances at year-end	**28,838,892**	**20,497,329**	**21,229,154**		

Variations

The variations in "Bonds and Debentures" accounts were as follows:

Thousands of Euros	**2003**	2002	2001
Balances at the beginning of the year	20,497,329	21,229,154	20,085,957
Net inclusion of companies in the Group	-	(319,342)	-
Issues	13,025,505	6,698,032	3,930,111
Of which:			
Banco Santander Central Hispano, S.A.			
Mortgage bonds March, August and December - Fixed	*5,000,000*	-	-
Provincial bonds June - Fixed	*2,000,000*	-	-
Mortgage bonds October - Fixed	-	*3,000,000*	-
Banesto			
Mortgage bonds May - Fixed	*1,500,000*	-	-
Bonds October - Floating	*2,000,000*	-	-
Mortgage bonds March - Fixed	-	*1,000,000*	-
Santander Central Hispano International Ltd.			
February - Floating	-	*500,000*	-
February - Floating	-	-	*567,343*
April - Floating	-	-	*500,000*
Redemptions	(4,227,694)	(4,620,244)	(3,104,884)
Of which:			
Santander Central Hispano International Ltd.			
January 2003	*(476,781)*	-	-
August 2003	*(500,000)*	-	-
June 2003	*(600,000)*	-	-
October 2002	-	*(500,000)*	-
August 2002	-	*(645,943)*	-
March 2002	-	*(1,000,000)*	-
May 2001	-	-	*(1,000,000)*
Banco Rio			
2002 Global Program (*)	*(796,366)*	-	-
Exchange differences	(456,248)	(2,490,271)	317,970
Balances at year-end	**28,838,892**	**20,497,329**	**21,229,154**

(*) In accordance with the long-term debt restructuring program.

Maturity
The detail, by maturity, of the balance of this caption as of December 31, 2003, is as follows:

Millions of Euros Maturity	
2004	5,216
2005	5,648
2006	1,886
2007	3,770
2008	3,052
Subsequent years	9,267
	28,839

Promissory notes and other securities
The detail, by term to maturity, of the balances of the "Promissory Notes and Other Securities" caption, relating to instruments issued basically by Banco Santander Central Hispano, S.A.; Santander Central Hispano International Ltd.; Santander Central Hispano Finance (Delaware), Inc.; Santander Consumer Finance, S.A.; Banca Serfin S.A.; Banco Santander Mexicano S.A.; and Banco Totta & Açores, S.A., is as follows:

Thousands of Euros Term to Maturity	**2003**	2002	2001
Up to 3 months	9,160,396	6,887,054	14,882,899
3 months to 1 year	4,626,705	1,591,281	4,271,742
1 to 5 years	1,815,212	2,313,443	1,225,301
	15,602,313	**10,791,778**	**20,379,942**
Of which: Euros	*9,242,409*	*6,010,792*	*5,683,417*

(17) Provisions for contingencies and expenses

The breakdown of the balances of this caption in the consolidated balance sheets is as follows:

Thousands of Euros	**2003**	2002	2001
Pension allowance	8,935,148	8,839,081	9,021,366
Other provisions	3,792,529	5,008,669	7,895,923
Provisions for contingencies and expenses	**12,727,677**	**13,847,750**	**16,917,289**

Variations

The detail of the variations in the balances of the "Provisions for Contingencies and Expenses" caption is as follows:

Thousands of Euros	**2003**	2002	2001
Balances at the beginning of the year	13,847,750	16,917,289	15,447,232
Net inclusion of companies in the Group	10,239	(1,129)	673
Provision charged to income	574,286	1,392,143	2,650,409
Salary commitments to employees who took early retirement at Spanish companies in the year (Note 2-j)	524,247	1,340,532	695,845
Insured in-house pension allowances - Companies in Spain (Note 2-j)-			
Premiums paid to insurance companies	58,683	63,620	90,784
Variation in net level premium reserves of insurance companies	221,476	244,904	257,317
Externalized insurance policies and other variations	(5,260)	(90,843)	-
Payments to pensioners by insurance companies	(257,469)	(266,405)	(278,461)
	17,430	(48,724)	69,640
Payments to pensioners and to employees who took early retirement with a charge to in-house allowances (Note 2-j)	(759,492)	(774,902)	(726,461)
Insurance premiums paid (Note 2-j)	(58,683)	(63,620)	(91,770)
In-house pension allowances externalized and other variations	(29,830)	(316,243)	-
Allowance used	(1,069,332)	(1,300,820)	(335,653)
Of which: Goodwill (Note 12)	*(775,727)*	-	-
Transfers	(217,349)	(285,973)	(174,516)
Exchange differences and other variations	(111,589)	(3,010,803)	(618,110)
Balance at year-end	**12,727,677**	**13,847,750**	**16,917,289**

Other provisions

The balances of the "Provisions for Contingencies and Expenses - Other Provisions" caption included the following items:

Thousands of Euros	**2003**	2002	2001
Credit loss allowance for off-balance-sheet risks	313,657	317,009	357,085
Of which: Country risk	*5,568*	*17,964*	*14,004*
Allowance for losses on financial futures transactions	498,789	520,446	399,986
Allowance for contingencies and commitments at operating units:			
Recorded at Spanish companies	1,133,276	2,138,895	2,361,593
Of which: Relating to investments made in Argentina (Note 12)	*436,893*	*1,356,278*	*1,287,434*
Recorded at other companies	1,846,807	2,032,319	4,777,259
Of which: Banespa	*722,322*	*944,286*	*3,088,842*
	3,792,529	**5,008,669**	**7,895,923**

Banespa

In accordance with the applicable Brazilian labor regulations, Banespa had recorded as of December 31, 2000, the pension allowances required for the commitments to certain employees, which amounted to approximately 4,000 million Brazilian reais.

Since 1987, the directors of Banespa, as advised by their tax advisers, treated these expenses as deductible expenses in calculating the Brazilian corporate income tax; however, in September 1999, the "Secretaria da Receita Federal" ruled that 2,867 million Brazilian reais of these expenses were not tax deductible. In October 1999, the Board of Directors of Banespa filed an appeal against this decision, paid the related deposit (1,450 million Brazilian reais) and recorded a provision of 2,600 million Brazilian reais for this contingency. This provision was recorded in 1999 with a charge to income, after recording the related deferred tax asset of 1,200 million Brazilian reais.

In 2002 the directors of Banespa availed themselves of "Medida Provisoria N° 66" and paid 2,110 million Brazilian reais to terminate the proceeding. The company dissented from a further 103 million Brazilian reais relating to expenses and surcharges, and, accordingly, a judicial action for injunctive relief was initiated and a deposit was placed for this amount.

(18) Subordinated debt

The detail, by currency and interest rate, of the balances of this caption is as follows:

Thousands of Euros				December 31, 2003	
Issue Currency	**2003**	2002	2001	Outstanding Amounts in Currency (Millions)	Annual Interest Rate (%)
Euros:					
Fixed interest	2,116,071	2,650,248	2,550,070	-	6.4
Floating interest	3,232,588	2,838,370	2,127,704	-	4.5
U.S. dollars:					
Fixed interest	3,671,249	4,399,523	5,431,010	4,637	7.4
Floating interest	1,403,800	1,690,664	1,898,309	1,773	1.7
Pounds sterling:					
Fixed interest	283,769	307,447	657,567	200	6.7
Floating interest	283,769	307,447	-	200	6.7
Other currencies	229,842	256,529	331,331	-	-
Balances at year-end	**11,221,088**	**12,450,228**	**12,995,991**		

Variations

The variations in the balances of this caption were as follows:

Thousands of Euros	**2003**	2002	2001
Balances at the beginning of the year	12,450,228	12,995,991	10,729,941
Inclusion of companies in the Group	-	100,213	-
Issues	500,000	1,095,356	1,968,198
Of which:			
Santander Central Hispano Issuances, Ltd.-			
May 2012 – Floating	-	*95,356*	-
April 2012 – Floating	-	*1,000,000*	-
March 2011 at 6%	-	-	*500,000*
March 2011 – Floating	-	-	*500,000*
September 2011 - Floating	-	-	*500,000*
Banesto - September 2013 – Floating	*500,000*	-	-
Redemptions	(589,619)	(433,359)	(31,913)
Of which:			
Santander Central Hispano Issuances, Ltd.-			
December 1994	-	*(215,505)*	-
Santander Central Hispano Finance, B.V.	*(300,378)*	-	-
Exchange differences	(1,139,521)	(1,307,973)	329,765
Balances at year-end	**11,221,088**	**12,450,228**	**12,995,991**

Other information

These issues are subordinated debt and, therefore, for credit seniority purposes they are junior to the claims of all general creditors of the issuers. The issues of Santander Central Hispano Issuances, Ltd. are guaranteed by the Bank or are secured by restricted deposits at the Bank.

Maturity
The detail, by maturity, of the balance of this caption as of December 31, 2003, is as follows:

Millions of Euros Maturity	
2004	481
2005	992
2006	910
2007	533
2008	194
Subsequent years	8,111
	11,221

The interest on subordinated debt amounted to 679 euro million in 2003 (736 euro million in 2002 and 751 euro million in 2001).

(19) Minority interests

Breakdown
The detail, by Group company, of the balances of the "Minority Interests" caption is as follows:

Thousands of Euros	**2003**	2002	2001
Preferred shares issued by:			
BSCH Finance Ltd.	2,793,776	4,030,006	5,013,305
BCH Eurocapital, Ltd	554,236	667,493	794,279
Santander Central Hispano Finance, S.A.U.	445,690	-	-
Pinto Totta International Finance, Ltd.	197,950	238,400	283,660
BCH Capital, Ltd.	182,107	219,319	374,449
Banesto Preferentes, S.A.	131,145	-	-
Totta & Açores Financing Limited	118,770	143,040	170,195
Banesto Holdings, Ltd.	61,200	76,285	90,777
BCH Internacional Puerto Rico Inc. and Banco Santander Puerto Rico	-	62,220	152,333
	4,484,874	5,436,763	6,878,998
Dividends paid	(314,461)	(400,665)	(500,258)
	4,170,413	5,036,098	6,378,740
Equity of minority interests:			
Grupo Financiero Santander Serfin	375,249	25,933	28,584
Somaen Dos, S.L.	300,170	275,665	248,573
Banesto Group	277,793	295,636	28,380
Banco Santander Chile	133,856	103,325	53,286
Cartera Mobiliaria, S.A., S.I.M.	63,207	27,957	27,755
Brazil Group	37,080	36,207	26,258
Banco Santander Puerto Rico	32,130	45,295	63,984
Orígenes AFJP	11,653	23,193	37,780
Banco Río	3,218	3,235	152,873
Banco Santander Portugal	2,835	35,458	32,827
Banco Santiago	-	-	217,284
Other companies	31,913	128,708	137,006
	1,269,104	1,000,612	1,054,590
	5,439,517	**6,036,710**	**7,433,330**

Preferred shares
These are noncumulative nonvoting shares. They were subscribed by third parties outside the Group and are fully or partially redeemable after five years, at the issuer's discretion.

Variations
The variations in the balances of this caption were as follows:

Thousands of Euros	**2003**	2002	2001
Balances at the beginning of the year	6,575,173	8,273,936	9,132,710
Net inclusion of companies in the Group	(9,025)	1,211	3,300
Preferred shares:			
Issue	581,145	-	-
Of which: Santander Central Hispano Finance, S.A.U.	*450,000*	-	-
Redemption	(1,151,246)	(890,220)	-
Of which: BSCH Finance Ltd.	*(1,096,844)*	*(694,680)*	-
Dividends paid	(314,461)	(400,665)	(500,258)
Exchange differences and other variations	(381,849)	(552,014)	238,896
	(1,266,411)	(1,842,899)	(261,362)
Variation in percentages of ownership (Note 3)	379,934	(60,178)	(1,007,921)
Dividends paid to minority interests	(112,597)	(181,551)	(192,967)
Variations in capital	(22,717)	29,850	(32,653)
Exchange differences and other variations	(104,840)	(183,659)	(207,777)
Balances at year-end	**5,439,517**	**6,036,710**	**7,433,330**
Net income for the year attributed to minority interests	621,187	538,463	840,606
	6,060,704	**6,575,173**	**8,273,936**

(20) Capital stock

The variations in the Bank's capital stock were as follows:

	Number of Shares	Capital Stock **Par Value (Euros)**
Number of shares and par value of the capital stock as of January 1, 2001	4,560,236,413	2,280,118,207
Capital increases:		
For incentive plan	1,300,000	650,000
For placement among institutional investors	97,826,086	48,913,043
Number of shares and par value of the capital stock as of December 31, 2001	4,659,362,499	2,329,681,250
Capital increases:		
For acquisition of AKB shares (Note 3)	109,040,444	54,520,222
Number of shares and par value of the capital stock as of December 31, 2002 and 2003	**4,768,402,943**	**2,384,201,472**

The Bank's shares are listed on the computerized trading system of the Spanish stock exchanges and on the New York, Milan, Lisbon and Buenos Aires stock exchanges, and all of them have the same features and rights. As of December 31, 2003, the only shareholders with an ownership interest in the Bank's capital stock of over 3% was Chase Nominees Limited (with a 5.25% holding).

Other considerations

As of December 31, 2003, the additional capital stock authorized by the Shareholders' Meeting of the Bank amounted to 1,492 euro million. The time periods that the Bank's directors have to carry out capital increases up to this limit expire in June 2008.

On June 21, 2003, the Shareholders' Meeting set the maximum number of Bank shares that the Bank and/or any Group subsidiary may acquire at 5% of the capital stock outstanding at any time.

Also, the aforementioned Shareholders' Meeting authorized the Bank's Board of Directors to issue fixed-income securities not convertible into equity up to a maximum amount of 18,000 euro million over a period of five years and fixed-income securities convertible into new shares and/or exchangeable for outstanding shares for up to 4,000 euro million over a five-year period, and empowered the Board of Directors to increase capital by the required amount to cater for the requests for conversion.

As of December 31, 2003, the shares of the following companies were listed on official stock markets: Banco Río de la Plata, S.A.; Banco de Venezuela, S.A.; Banco Santander Colombia, S.A.; Santander BankCorp (Puerto Rico); Grupo Financiero Santander Serfin, S.A. de C.V.; Banco Santander Chile; Cartera Mobiliaria, S.A., S.I.M.; Santander Chile Holding, S.A.; Inmuebles B de V 1985 C.A.; Banco do Estado de Sao Paulo, S.A.; Banesto; Portada S.A. and Banco Totta & Açores, S.A.

As of December 31, 2003, the capital increases in progress at Group companies and the additional capital authorized by their Shareholders' Meetings were not material at Group level.

(21) Reserves

Variations

The variations in the overall balances of reserves at the Group (see composition in Note 1) were as follows:

Thousands of Euros	**2003**	2002	2001
Balances at the beginning of the year	14,353,213	15,663,278	14,556,924
Prior year's attributed income	2,247,177	2,486,303	2,258,141
Dividends paid on prior year's income	(1,375,608)	(1,329,462)	(1,241,219)
Capital increases (Note 20)	-	1,045,480	864,985
Of which:			
Additional paid-in capital	-	*1,045,480*	*853,415*
Voluntary reserves recorded early	-	-	*11,570*
Charge for early retirement of employees (Note 2-j) (*)	(327,342)	(839,923)	(449,780)
Sale of preemptive rights on Banesto shares (Note 3) (**)	-	271,805	-
Exchange differences	(8,584)	(2,666,942)	(527,310)
Variation in reserves at associated companies (Note 10)	(1,837)	(243,289)	178,428
Other variations, net	(63,792)	(34,037)	23,109
Balances at year-end (Note 1)	**14,823,227**	**14,353,213**	**15,663,278**

(*) Based on the Group's ownership interest in Banesto as of December 31, 2003, 2002 and 2001 (88.60%, 88.57% and 98.57%, respectively).
(**) As a result of the sale of the preemptive rights on Banesto shares (Note 3), the additional paid-in capital which was applied proportionally to the amortization of the goodwill that arose subsequent to the tender offer launched by the Bank in 1998 was recorded under the "Reserves" caption in the consolidated balance sheet as of December 31, 2002.

Additional paid-in capital, reserves and revaluation reserves
The breakdown of the balances of these captions, relating in full to the Bank, is as follows:

Thousands of Euros	**2003**	2002	2001
Restricted reserves:			
Legal reserve	476,841	476,841	465,935
Reserves for treasury stock	139,271	132,462	146,701
Revaluation reserves Royal Decree-Law 7/1996	42,666	42,666	42,666
Unrestricted reserves:			
Additional paid-in capital	8,720,722	8,979,735	8,651,004
Voluntary reserves and consolidation reserves attributed to the Bank	4,894,734	4,964,087	4,811,102
Of which: Voluntary reserves recorded early	*2,318,175*	*3,284,856*	*3,408,113*
Group reserves attributed to the Bank	**14,274,234**	**14,595,791**	**14,117,408**
Of which: Reserves recorded at the Bank	*14,178,195*	*14,436,631*	*14,096,519*

Legal reserve
Under the revised Corporations Law, 10% of Spanish companies' net income for each year must be transferred to the legal reserve. These transfers must be made until the balance of this reserve reaches 20% of capital stock. The legal reserve can be used to increase capital provided that the remaining reserve balance does not fall below 10% of the increased capital stock amount.

Reserves for treasury stock
Under the revised Corporations Law, a restricted reserve was recorded for an amount equal to the book value of the Bank shares owned by subsidiaries. This reserve will become unrestricted when the circumstances which gave rise to its mandatory recording cease to exist. Additionally, this reserve includes the outstanding balance of the loans granted by the Group that are secured by Bank shares.

Revaluation reserves Royal Decree-Law 7/1996
The balance of this account can be used, free of tax charges, to increase capital. From January 1, 2007, the balance of this account can be taken to unrestricted reserves, provided that the monetary surplus has been realized. The surplus will be deemed to have been realized in respect of the portion on which depreciation has been taken for accounting purposes or when the revalued assets have been transferred or retired from the accounting records. If this balance were used in a manner other than as provided for in Royal Decree-Law 7/1996, it would be subject to tax.

Additional paid-in capital
The revised Corporation's Law expressly permits the use of the additional paid-in capital balance to increase capital of the entities at which it is recorded and establishes no specific restrictions as to its use.

Early recording of voluntary reserves
As required by the Bank of Spain, the "Reserves" caption in the consolidated balance sheet as of December 31, 2003, includes "Voluntary Reserves Recorded Early", of which approximately 2,314 euro million (3,277 euro million and 3,397 euro million as of December 31, 2002 and 2001, respectively) relate to the difference between the amount at which certain Bank shares were issued – in accordance with Article 159.1.c of the revised Spanish Corporations Law – for the acquisition of investments in the capital stock of other entities and the market value of the shares received in exchange, net of the equivalent reduction in the goodwill arising in the acquisitions. This amount increased initially the acquisition cost of the investments acquired.

Reserves and accumulated losses at consolidated companies

The breakdown, by company, of the balances of these captions, based on each company's contribution to the Group (after considering the effect of consolidation adjustments), is as follows:

Thousands of Euros	2003	2002	2001
RESERVES AT CONSOLIDATED COMPANIES:			
Fully consolidated companies:			
Grupo Financiero Santander Serfin	937,895	712,570	221,112
Banespa	864,274	474,164	32,154
Banco Español de Crédito (Consolidated Group)	584,003	461,160	285,877
Banco Santander Chile (Consolidated Group)	344,981	539,054	151,894
Banco Santander Puerto Rico	228,591	263,573	284,005
Santander Central Hispano Investment, S.A.	219,908	217,947	180,592
Banco Totta & Açores, S.A.	183,736	120,319	37,780
Banco de Venezuela, S.A.C.A. (Consolidated Group)	95,905	127,723	75,187
Santander Central Hispano Gestión, S.A., S.G.I.I.C.	49,241	79,046	95,675
Other companies	487,802	22,294	387,927
	3,996,336	3,017,850	1,752,203
Companies accounted for by the equity method:			
Royal Bank of Scotland	607,443	534,672	462,689
Cepsa	161,823	110,013	81,810
Unión Fenosa	123,895	71,150	130,516
San Paolo IMI (Notes 9 and 10)	-	106,076	22,592
Sacyr-Vallehermoso (Notes 9 and 10)	-	76,739	50,623
Société Générale	-	-	169,738
Commerzbank, A.G.	-	-	144,904
Other companies	281,311	276,101	257,924
	1,174,472	1,174,751	1,320,796
Total reserves at consolidated companies	**5,170,808**	**4,192,601**	**3,072,999**
Of which: Restricted reserves	*354,249*	*307,899*	*479,918*
ACCUMULATED LOSSES AT CONSOLIDATED COMPANIES:			
Fully consolidated companies:			
Santander Central Hispano Investment Securities Inc.	179,864	159,671	133,431
Patagon Bank, S.A. (formerly, Open Bank)	129,173	123,099	111,957
Santander Investment Bank, Ltd.	116,537	104,274	46,284
Patagon Euro, S.L.	101,904	157,135	-
Banco Santander Colombia (Consolidated Group)	98,832	68,914	69,741
Gessinest Consulting, S.A.	75,188	30,629	2,110
Santander Merchant Bank, Ltd.	69,753	41,764	71,977
Capital Riesgo Global, S.C.R.	44,874	24,898	11,582
Santander Consumer Finance, S.A.	19,284	78,995	57,565
Santander Financial Products, Ltd.	12,204	31,203	37,281
Other companies	379,038	226,009	375,836
	1,226,651	1,046,591	917,764
Companies accounted for by the equity method	140,863	142,871	30,592
Translation differences (*)	3,254,301	3,245,717	578,773
Of which:			
Translation differences due to devaluation in Argentina	*974,828*	*981,597*	*505,379*
Total accumulated losses at consolidated companies	**4,621,815**	**4,435,179**	**1,527,129**
Net balance	**548,993**	**(242,578)**	**1,545,870**

(*) Of which 1,563 euro million and 1,602 euro million as of December 31, 2003 and 2002, related to the fluctuation of the Brazilian real.

(22) Tax matters

Consolidated Tax Group

In accordance with current regulations, the Consolidated Tax Group includes Banco Santander Central Hispano, S.A. (as the parent company) and the Spanish subsidiaries that meet the requirements stipulated in the regulations on taxation of the consolidated net income of corporate groups (as the controlled companies).

The other Group banks and companies file individual tax returns in accordance with the tax regulations applicable in the respective countries.

Years open for tax audit

The years open for tax audit in the Consolidated Tax Group as of December 31, 2003, were 1999, 2000, 2001, 2002 and 2003 for the main taxes applicable to it. Also, the Consolidated Tax Group whose parent bank was the former Banco Central Hispanoamericano, S.A. has 1999 open for inspection.

The other Spanish consolidated entities generally have the last four years open for review by the tax inspection authorities with respect to the main taxes applicable to them, except in the case of those companies for which the statute of limitations has been interrupted due to tax audits.

In 2003 there were no significant developments in the matters being contested at the different instances of the tax disputes pending resolution as of December 31, 2002.

In 2001 tax assessments were received relating to the Consolidated Tax Group headed by the former Banco Central Hispanoamericano for corporate income tax from 1993 to 1995, VAT from 1992 to 1997 and withholdings for 1996 and 1997; the amounts that were contested totaled 59,572 euro thousand. This amount relates mainly to corporate income tax timing differences. Also, it should be noted that in practically all cases the field tax inspector considered that the taxpayer's behavior was not a tax infringement, and, accordingly, no penalty was imposed. In 2002 tax assessments were received relating to 1996, 1997 and 1998 for a total amount of 48 euro million, of which 39 euro million were contested. In 2003 tax assessments were received relating to 1998, 1999 and 2000 for a total amount of 3.4 euro million, of which 3.2 euro million were contested.

The Bank's directors consider that the liabilities, if any, which might arise as a result of these claims would not have a material effect on the 2003 consolidated statement of income.

Because of the possible different interpretations which can be made of the tax regulations, the outcome of future reviews of the open years by the tax authorities might give rise to contingent tax liabilities which cannot be objectively quantified. However, the Bank's tax advisers consider it unlikely that such contingent liabilities or the contingent liabilities relating to the inspectors' assessments referred to above will become actual liabilities, and that in any event the tax charge which might arise therefrom would not materially affect the consolidated financial statements of the Group.

Since 1992 the Madrid Central Court number 3 has kept open preliminary proceedings to determine the liabilities which might arise in connection with certain credit assignment transactions carried out by Banco Santander, S.A. from 1987 through 1989. The Bank and its internal and external advisers consider that the result of this litigation will finally be in its favor and that no additional specific provision is required. The dismissal order by the aforementioned Court on July 16, 1996, represented a very considerable step towards achieving this aim, and the government lawyer (representing the tax authorities) and the Public Prosecutor's Office have also applied repeatedly to have the case against the Bank and its management dismissed and removed from the docket. On June 27, 2002 a decision was rendered turning the aforementioned preliminary proceedings into a criminal proceeding under Article 757 of the Spanish Criminal Procedure Law. The decision was appealed against by the Public Prosecutor's Office and by the Bank and its management.

On June 23, 2003, Panel Two of the Criminal Chamber of the National Appellate Court partially upheld these appeals, expressly recognizing that the marketing of the assignments of naked credit ownership had been entirely lawful, and reducing the number of transactions under scrutiny in the proceeding and with respect to which the Bank's possible involvement is still being alleged from 138 to 38 (in general, the government lawyer and the Public Prosecutor's Office also applied to have the case dismissed and removed from the docket on the ground that no offense had been committed). Based on this decision of the Criminal Chamber, and together with the prosecutions brought by citizens, the government lawyer and the Public Prosecutor's Office will have to again make a decision assessing the investigated facts and on any application for dismissal of the case. On January 16, 2004, the Public Prosecutor's Office reiterated its application to have the case dismissed. However, the proceeding remains open.

In any event, following its traditional prudent criteria, the Group has recorded reasonable provisions to cover any contingencies which might arise from the above-mentioned situations.

Reconciliation

The reconciliation of the corporate income tax expense calculated at the standard rate to the recorded corporate income tax expense is as follows:

Thousands of Euros	2003	2002	2001
Corporate income tax at the standard rate of 35%	1,435,504	1,228,062	1,483,057
Permanent differences:			
Amounts arising from consolidation (*)	(558,748)	(499,646)	(598,682)
Tax credits and elimination of double taxation of dividends	(34,678)	(18,830)	(18,598)
Effect of allocation of the Group's share in income of companies accounted for by the equity method	27,356	13,523	44,619
	(566,070)	(504,953)	(572,661)
"Corporate Income Tax" and "Other Taxes", per consolidated statements of income	**869,434**	**723,109**	**910,396**

(*) Including the net tax effect of all the consolidation adjustments treated as permanent differences by the Group, which relate mainly to writedowns, and the differences arising from the different tax rates in Spain and in other countries.

The Bank and certain of the other Spanish consolidated companies have availed themselves of the tax credits available under corporate income tax legislation. Although the 2003 corporate income tax return has not yet been filed, the provision for 2003 corporate income tax shown in the consolidated balance sheet as of December 31, 2003, and the consolidated statement of income for the year then ended is net of the related investment, dividend double taxation and international double taxation tax credits recorded in the balance of "Permanent Differences" in the foregoing reconciliation.

Other assets and other liabilities

The balance of the "Other Assets" caption in the consolidated balance sheets includes debit balances with the tax authorities relating to deferred tax assets. The balance of the "Other Liabilities" caption includes the liability for the various deferred taxes of the Group and the tax collection accounts.

The detail of the two balances is as follows:

Thousands of Euros	2003	2002	2001
Other Assets – Deferred tax assets	**3,995,055**	**4,418,761**	**4,639,242**
Of which:			
Banespa	*1,132,264*	*1,200,239*	*1,889,384*
Early retirements in 1999	*213,282*	*258,591*	*304,948*
Early retirements in 2000	*171,720*	*205,676*	*241,613*
Early retirements in 2001 (Note 2-j)	*187,210*	*216,205*	*243,547*
Early retirements in 2002 (Note 2-j)	*427,629*	*484,101*	-
Early retirements in 2003 (Note 2-j)	*188,427*	-	-
Writedowns inherent to the merger	*49,594*	*54,112*	*62,776*
Other Liabilities - Tax collection accounts and deferred tax liabilities	**2,259,705**	**2,587,226**	**2,666,120**
Of which:			
Tax collection accounts	*1,387,294*	*1,959,378*	*1,943,481*
Deferred tax on merger surpluses	*87,368*	*105,390*	*110,436*

(23) Memorandum accounts, futures transactions and off-balance-sheet funds under management

Memorandum accounts

The "Memorandum Accounts" caption includes the following commitments and contingent liabilities of the Group that arose in the normal course of its operations:

Thousands of Euros	**2003**	2002	2001
Contingent liabilities:			
Rediscounts, endorsements and acceptances	26,720	45,087	93,505
Assets assigned to sundry obligations	81,160	185,620	258,117
Guarantees and other sureties	27,273,863	23,862,776	26,101,265
Other contingent liabilities	3,372,446	3,609,177	4,900,196
	30,754,189	27,702,660	31,353,083
Commitments:			
Sales with repurchase option	512,698	466,644	18,199
Balances drawable by third parties			
Credit institutions	943,456	1,047,363	1,596,114
Public authorities	2,569,614	2,246,066	2,708,750
Other sectors	45,099,247	45,810,366	45,315,994
Other commitments	5,385,641	5,206,970	4,613,970
	54,510,656	54,777,409	54,253,027
	85,264,845	**82,480,069**	**85,606,110**

Futures transactions

The detail, by term to maturity, of the notional and/or contractual amounts of each type of futures transactions arranged by the Group as of December 31, 2003, is as follows:

Millions of Euros	Up to 1 Year	1 to 5 Years	5 to 10 Years	Over 10 Years	Total
Unmatured foreign currency purchase and sale transactions:	**53,697**	**1,811**	**832**	**-**	**56,340**
Purchases of foreign currencies against euros	17,440	226	381	-	18,047
Purchases of foreign currencies against foreign currencies	26,776	1,295	42	-	28,113
Sales of foreign currencies against euros	9,481	290	409	-	10,180
Financial asset purchase and sale transactions (*):	**2,478**	**8,196**	**140**	**127**	**10,941**
Purchases	1,480	1,699	42	95	3,316
Sales	998	6,497	98	32	7,625
Securities and interest rate futures (*):	**81,077**	**80,261**	**489**	**-**	**161,827**
Purchased	32,534	79,832	206	-	112,572
Sold	48,543	429	283	-	49,255
Options on securities (*):	**8,632**	**38,675**	**1,218**	**-**	**48,525**
Purchased	6,010	10,514	178	-	16,702
Written	2,622	28,161	1,040	-	31,823
Options on interest rates (*):	**8,282**	**38,315**	**11,098**	**3,168**	**60,863**
Purchased	1,032	17,220	5,120	1,036	24,408
Written	7,250	21,095	5,978	2,132	36,455
Options on foreign currencies:	**7,342**	**402**	**-**	**-**	**7,744**
Purchased	3,617	197	-	-	3,814
Written	3,725	205	-	-	3,930
Other interest rate transactions:	**108,142**	**127,902**	**49,116**	**21,816**	**306,976**
Forward rate agreements (FRAs)	17,609	664	-	-	18,273
Interest rate swaps (IRSs)	89,457	126,856	48,686	21,029	286,028
Other	1,076	382	430	787	2,675
Commodity futures transactions	**1**	**-**	**-**	**-**	**1**
Total	**269,651**	**295,562**	**62,893**	**25,111**	**653,217**

(*) Based on the term of the underlying asset.

Other information

The aforementioned notional and/or contractual amounts of these transactions do not necessarily reflect the actual risk assumed by the Group, since the net position in these financial instruments is the result of offset and/or combination thereof. This net position is used by the Group basically to hedge the interest rate risk, the price of the underlying asset or the currency risk, the resulting gains or losses on which are included under the "Gains (Losses) on Financial Transactions" caption in the consolidated statements of income and, where appropriate, as an increase in, or offset of, the results on the investments for which these hedging contracts were arranged (Note 25).

Off-balance-sheet funds under management

The detail of the off-balance-sheet funds under management by the Group is as follows:

Millions of Euros	**2003**	2002	2001
Mutual funds	80,502	68,140	68,535
Pension funds	19,495	17,513	18,842
Assets under management	8,906	7,685	7,870
	108,903	**93,338**	**95,247**

(24) Transactions with nonconsolidable Group companies and with associated companies

The detail of the Group's main balances with nonconsolidable companies controlled by it and with associated companies as of December 31 of each year, and of the impact of the transactions with them on the statements of income, is as follows:

Thousands of Euros	**2003**	2002	2001
ASSETS:			
Due from credit institutions	103,734	54,982	1,319,642
Debentures and other fixed-income securities	-	18,794	122,450
Loans and credits	1,445,472	1,364,470	1,476,669
Common stocks and other equity securities	-	-	51,062
	1,549,206	**1,438,246**	**2,969,823**
LIABILITIES:			
Due to credit institutions	123,039	414,493	664,725
Customer deposits	960,830	1,266,467	899,992
	1,083,869	**1,680,960**	**1,564,717**
STATEMENT OF INCOME:			
Debit-			
Interest expense	26,305	45,221	61,688
Fees paid	2,211	904	24,040
	28,516	**46,125**	**85,728**
Credit-			
Interest income	48,138	47,750	146,449
Gains on financial transactions	16,610	8,262	7,987
Fees collected	115,632	62,422	34,528
	180,380	**118,434**	**188,964**
MEMORANDUM ACCOUNTS:			
Contingent liabilities	1,017,854	369,891	1,294,640
Commitments	551,395	454,270	449,990

(25) Statement of income disclosures

Following is certain relevant information in connection with the consolidated statements of income:

a) Geographical breakdown

The geographical breakdown of the balances of the main captions composing the Group's revenues, by country of location of the Group companies giving rise to them, is as follows:

Thousands of Euros	2003	2002	2001
Interest income:			
Spain	7,293,968	7,827,262	8,714,243
Other European countries	2,993,831	3,206,615	2,986,892
America	6,915,914	11,668,863	16,407,799
Other	27	8,598	7,825
	17,203,740	**22,711,338**	**28,116,759**
Gains (losses) on equity securities portfolio:			
Spain	367,779	405,248	438,474
Other European countries	39,566	33,669	34,642
America	34,148	34,248	75,235
Other	-	7	54
	441,493	**473,172**	**548,405**
Fees collected:			
Spain	2,596,745	2,356,885	2,267,468
Other European countries	666,170	676,782	526,979
America	1,835,435	2,112,809	2,739,948
Other	529	610	788
	5,098,879	**5,147,086**	**5,535,183**
Gains (Losses) on financial transactions:			
Spain	435,145	314,166	390,429
Other European countries	85,499	61,568	71,683
America	478,147	(20,627)	220,818
Other	22	1,143	2,212
	998,813	**356,250**	**685,142**
Other operating income:			
Spain	47,613	89,960	64,134
Other European countries	2,734	4,388	5,379
America	25,113	34,082	49,181
Other	-	1	6
	75,460	**128,431**	**118,700**

b) Breakdown by type of transaction

The detail, by type of transaction, of certain captions in the consolidated statements of income is as follows:

Thousands of Euros	**2003**	2002	2001
Interest income:			
Bank of Spain and other central banks	296,106	335,567	262,588
Due from credit institutions	1,377,807	2,009,926	3,171,114
Fixed-income securities	3,413,601	5,081,124	5,318,056
Loans and credits	10,337,062	12,911,012	16,307,418
Revenues related to insurance contracts (Note 2-j)	220,333	241,929	264,842
Other revenues	1,558,831	2,131,780	2,792,741
	17,203,740	**22,711,338**	**28,116,759**
Interest expense:			
Bank of Spain	188,026	441,151	344,650
Due to credit institutions	1,780,376	2,182,298	3,689,637
Deposits	4,315,601	6,208,584	8,112,906
Debt securities and subordinated debt	2,020,264	2,379,629	3,459,816
Cost allocable to the recorded pension allowance (Note 2-j)	554,012	597,211	713,930
Other interest	828,617	2,016,982	2,087,461
	9,686,896	**13,825,855**	**18,408,400**
Fees collected:			
Contingent liabilities	226,988	212,346	219,754
Collection and payment services	1,974,861	2,100,042	2,182,263
Securities services	1,899,780	1,852,472	2,170,369
Other transactions	997,250	982,226	962,797
	5,098,879	**5,147,086**	**5,535,183**
Fees paid:			
Asset and liability transactions	220,785	161,691	225,265
Fees assigned	456,258	460,540	457,659
Other fees	251,274	235,571	230,524
	928,317	**857,802**	**913,448**
Gains (Losses) on financial transactions (*):			
Fixed-income securities	392,101	(340,647)	236,192
Equity securities	432,008	(150,908)	(111,560)
Exchange differences	166,194	417,017	(225,890)
Derivatives	8,510	430,788	786,400
	998,813	**356,250**	**685,142**

(*) *The balance of these captions in the consolidated statements of income includes the net gains (losses) on trading transactions (Note 2-l). To properly interpret these amounts, it must be borne in* mind that, in the case of hedging transactions, gains or losses on exchange differences and derivatives are symmetrical to those recorded under the "Gains (Losses) on Financial Transactions – Fixed-Income Securities" and "Gains (Losses) on Financial Transactions – Equity Securities" captions in the foregoing detail.

c) General administrative expenses

The detail of the balances of this caption in the consolidated statements of income is as follows:

Thousands of Euros	**2003**	2002	2001
Personnel expenses	4,049,372	4,521,718	5,258,297
Other administrative expenses	2,428,325	2,800,333	3,142,686
General administrative expenses	**6,477,697**	**7,322,051**	**8,400,983**

Personnel expenses

The detail of the balances of this caption in the consolidated statements of income is as follows:

Thousands of Euros	**2003**	2002	2001
Wages and salaries	2,959,515	3,208,776	3,794,237
Social security costs	546,541	609,394	678,194
Period provision to in-house pension allowances (Note 2-j)	49,227	91,025	91,474
Contributions to external pension funds (Note 2-j)	47,376	39,029	71,436
	96,603	130,054	162,910
Other expenses	446,713	573,494	622,956
	4,049,372	**4,521,718**	**5,258,297**

The average number of employees at the Group, by professional category, was as follows:

Number of Employees	**2003**	2002	2001
Senior management	117	123	166
Other line personnel	26,383	26,230	27,996
Clerical staff	8,379	9,433	12,219
General services	89	101	137
	34,968	35,887	40,518
Staff of banks and companies abroad	68,070	68,291	74,186
Staff of Spanish and foreign nonbanking companies	920	982	1,253
	103,958	**105,160**	**115,957**

Compensation systems based on the delivery of Bank shares

In recent years, the Bank has put in place compensation systems linked to the market performance of the Bank's shares based on the achievement of certain objectives as shown below:

Stock option plans

	Number of Shares	Euros Exercise Price	Year Granted	Qualifying Group	Number of People	Date of Commencement of Exercise Period	Date of Expiration of Exercise Period
Plans in force at January 1, 2001	**42,374,493**	**7.63**					
Options exercised	**(6,349,370)**	**1.88**					
Plans in force at December 31, 2001	**36,025,123**	**8.64**					
Options granted	**2,895,000**	**9.41**					
Of which:							
European branches plan	*2,895,000*	*9.41*					
Options exercised	**(4,637,240)**	**4.15**					
Of which:							
Plan Four	*(1,558,100)*	*7.84*					
Managers Plan 1999	*(3,000,700)*	*2.29*					
Additional Managers Plan 1999	*(78,440)*	*2.41*					
Options canceled	**(6,974,580)**	**-**					
Plans in force at December 31, 2002	**27,308,303**	**9.32**					
Options granted	**1,410,000**	**6.55**					
Of which:							
European branches plan	*1,410,000*	*6.55(*)*					
Options exercised	**(965,087)**	**2.29**					
Of which							
Managers Plan 99	*(678,325)*	*2.29*					
Young Executives Plan	*(262,250)*	*2.29*					
Additional Managers Plan 99	*(24,512)*	*8.41*					
Options cancelled	**(2,013,250)**	**-**					
Plans in force at December 31, 2003	**25,739,966**	**9.38**					
Of which							
Plan Four	*264,000*	*7.84*	*1998*	*Managers*	*6*	*01/09/03*	*12/30/05*
Managers Plan 99	*1,313,999*	*2.29*	*1999*	*Managers*	*243*	*12/31/01*	*12/30/04*
Additional Managers Plan 99	*59,967*	*2.41*	*2000*	*Managers*	*14*	*04/01/02*	*12/30/04*
Investment Bank Plan	*4,503,750*	*10.25*	*2000*	*Managers*	*56*	*06/16/03*	*06/15/05*
Young Executives Plan	*926,250*	*2.29*	*2000*	*Managers*	*319*	*07/01/03*	*06/30/05*
Managers Plan 2000	*14,367,000*	*10.55*	*2000*	*Managers*	*1,039*	*12/30/03*	*12/29/05*
European branches plan	*4,305,000*	*8.51*	*2002 and 2003*	*Managers*	*29*	*07/01/04 and 07/01/05*	*07/15/05*

(*) The average exercise price ranges from 5.65 euro to 10.56 euro per share.

The difference between the market value of the shares and the exercise price of the options is recorded as an expense under the "General Administrative Expenses – Personnel Expenses" caption in the period from the date of grant of the plans and the date of commencement of the exercise period.

Other administrative expenses

The detail of the balances of this caption in the consolidated statements of income is as follows:

Thousands of Euros	**2003**	2002	2001
Technology and systems	454,717	520,893	546,410
Communications	230,345	316,230	347,199
Advertising	211,446	266,002	340,071
Buildings, fixtures and office supplies	511,438	576,879	670,261
Taxes other than income tax	146,782	199,762	203,635
Experts' reports	178,389	190,202	232,429
Per diems and travel expenses	136,573	146,080	170,339
Surveillance and cash courier services	135,440	162,001	202,078
Insurance premiums	29,786	36,908	25,520
Other expenses	393,409	385,376	404,744
	2,428,325	**2,800,333**	**3,142,686**

Included in the "Experts' Reports" balance are the annual audit fees paid by the Group companies (see Exhibits I, II and III) to their respective auditors, which amounted to 11.9 euro million, 13.1 euro million and 13.2 euro million in 2003, 2002 and 2001, respectively.

The detail of the 2003 and 2002 expenses is as follows:

Millions of Euros	**2003**	2002
Annual company audits performed by firms belonging to the Deloitte worldwide organization	8.9	9.1
Other reports required by legal and tax regulations emanating from different national supervisory organizations in the countries in which the Group operates and examined by firms in the Deloitte worldwide organization	2.2	2.9
Fees for audits performed by other firms	0.8	1.1
	11.9	**13.1**

Also, in 2003 the various Group companies engaged other services, the detail being as follows:

1. Services provided by firms in the Deloitte worldwide organization: 4.7 euro million (5.4 euro million in 2002).

   The services from our auditors meet the independence requirements stipulated by Law 44/2002 on Financial System Reform Measures and by the Sarbanes – Oxley Act of 2002 adopted by the Securities and Exchange Commission ("SEC"); accordingly, they do not include the provision of services which are incompatible with the audit function.

2. Services provided by other audit firms: 4.4 euro million (5.7 euro million in 2002).

d) Extraordinary income / Extraordinary loss

The net credit balance (669 euro million) of these captions in the consolidated statement of income for the year ended December 31, 2003, includes the gains or losses on disposal of property and equipment and long-term investments (net income of euro 696 million and net loss of 93 euro million); the collection of interest on doubtful and nonperforming loans earned in prior years (92 euro million); monetary adjustments (Note 2-b); provisions to pension allowances (Note 2-j); and other net income of 103 euro million.

The net debit balance (339 euro million) of these captions in the consolidated statement of income for the year ended December 31, 2002, includes the gains or losses on disposal of property and equipment and long-term investments (net income of 443 euro million and net loss of 122 euro million); the collection of interest on doubtful and nonperforming loans earned in prior years (76 euro million); monetary adjustments (Note 2-b); provisions to pension allowances (Note 2-j); and other net losses of 315 euro million, resulting mainly from the impact of writedowns of technology and other companies and of businesses located outside Spain (including, among others, those indicated in Note 1 relating to Argentina).

The net credit balance (61 euro million) of these captions in the consolidated statement of income for the year ended December 31, 2001, includes the gains or losses on disposal of property and equipment and long-term investments (net income of 2,080 euro million – including the income obtained from the sale of Vodafone -and net loss of 142 euro million); the collection of interest on doubtful and nonperforming loans earned in prior years (56 euro million); monetary adjustments (Note 2-b); provisions to pension allowances (Note 2-j); and other results of 1,696 euro million, including most notably the recording of the special allowance for Argentina (Note 1).

(26) Statements of changes in financial position

The consolidated statements of changes in financial position are as follows:

Thousands of Euros	**2003**	2002	2001
SOURCE OF FUNDS:			
From operations-			
Income for the year	3,232,006	2,785,640	3,326,909
Depreciation and amortization	3,004,482	2,248,448	2,860,271
Net provisions to allowances for diminution in asset value and to other allowances	2,542,276	3,428,511	4,646,053
Income of companies accounted for by the equity method, net of dividends	(407,263)	(279,898)	(521,878)
Direct writedown of assets	103,839	132,395	53,298
Losses on the sale of treasury stock, equity investments and fixed assets	115,723	973,395	151,961
Gains on the sale of treasury stock, equity investments and fixed assets	(1,300,209)	(2,302,236)	(1,336,867)
	7,290,854	**6,986,255**	**9,179,747**
Capital increase with additional paid-in capital	-	1,100,000	902,977
Net sale of treasury stock	34,457	-	29,167
Subordinated debt securities issued	500,000	1,195,569	2,297,963
Lending less financing at Bank of Spain and credit institutions	24,084,458	2,520,369	-
Loans and credits (*)	-	9,087,650	-
Fixed-income securities (*)	-	10,022,835	2,348,046
Customer deposits	-	-	11,972,816
Bond and debenture issues	13,025,505	6,698,032	3,930,111
Promissory notes and other securities	4,354,287	-	6,617,959
Preferred share issues	581,145	-	-
Sale of investments in Group and associated companies	1,761,549	4,884,437	3,604,731
Sale of property and equipment and intangible assets	845,411	1,754,111	629,836
Total funds obtained	**52,477,666**	**44,249,258**	**41,513,353**
APPLICATION OF FUNDS:			
Dividends	739,102	727,782	685,380
Subordinated debt securities redeemed	1,729,140	1,741,332	31,913
Lending less financing at Bank of Spain and credit institutions	-	-	22,064,658
Net purchase of treasury stock	-	10,210	-
Loans and credits	17,806,128	-	6,439,474
Fixed-income securities	11,757,298	-	-
Short-term equity securities	748,781	262,846	1,102,544
Customer deposits (*)	8,480,184	13,711,536	-
Redemption of bonds and debentures	4,227,694	4,939,586	3,104,884
Promissory notes and other securities	-	12,078,435	-
Purchase of investments in Group and associated companies	2,219,770	3,079,360	1,238,696
Purchase of property and equipment and intangible assets	980,416	985,510	1,386,973
Other minority interests	557,078	1,285,958	1,699,380
Redemption of preferred shares	1,151,246	890,220	-
Other asset items less liability items (*)	2,080,829	4,536,483	3,759,451
Total funds applied	**52,477,666**	**44,249,258**	**41,513,353**

(*) In 2002 these items were significantly affected by the net worth impact arising from the depreciation of certain Latin-American currencies.

(27) Subsequent events

The noteworthy events from January1, 2004, to the date of preparation of the consolidated financial statements, other than those disclosed in other Notes, were that the Group sold 3.72% of its holding in Shinsei Bank, at a gain of approximately 109 euro million.

The Group also acquired all the shares of "Polskie Towarzystwo Finansowe", a Polish consumer finance company, for 33 euro million.

(28) Explanation added for translation to English

These consolidated financial statements are presented on the basis of accounting principles generally accepted in Spain. Certain accounting practices applied by the Group that conform with generally accepted accounting principles in Spain may not conform with generally accepted accounting principles in other countries.

Exhibit I

Consolidated companies composing the Santander Group (+)

Company	Location	% of Ownership by the Bank Direct	Indirect	Line of Business	Stock (*)	Reserves (*)	Net Income (Loss) (*)	Cost (*)
					Millions of Euros			
A.G. Activos y Participaciones, S.A.	Spain	-	88.49%	Securities investment	5	152	5	83
Administradora de Fondos de Pensiones y Cesantías Santander, S.A.	Colombia	-	100.00%	Pension fund manager	9	15	6	100
AFP Summa Bansander S.A.	Chile	-	99.44%	Pension fund manager	23	25	13	73
AFP Unión Vida, S.A.	Peru	-	99.94%	Pension fund manager	10	4	17	20
Allfunds Bank, S.A.	Spain	-	100.00%	Banking	27	(4)	2	25
América Latina Tecnología de México, S.A. De C.V.	Mexico	99.99%	-	IT services	51	-	(3)	16
Andaluza de Inversiones, S.A.	Spain	-	100.00%	Securities investment	30	(1)	(1)	27
Banca Serfin, S.A.	Mexico	-	73.98%	Banking	485	209	219	641
Banco Banif, S.A.	Spain	100.00%	-	Banking	39	78	22	132
Banco de Venezuela, S.A., Banco Universal (1)	Venezuela	96.78%	1.47%	Banking	20	209	129	606
Banco de Vitoria, S.A.	Spain	-	88.33%	Banking	23	94	-	77
Banco do Estado de Sao Paulo, S.A.	Brazil	-	98.01%	Banking	692	242	486	739
Banco Español de Crédito, S.A.	Spain	87.33%	1.27%	Banking	1,229	972	429	1,861
Banco Madesant - Sociedade Unipessoal, S.A.	Portugal	-	100.00%	Banking	624	549	59	1,150
Banco Río de la Plata S.A.	Argentina	20.18%	78.91%	Banking	124	338	(181)	1,396
Banco Santa Cruz, S.A.	Bolivia	96.19%	0.15%	Banking	45	12	6	65
Banco Santander (Panamá), S.A.	Panama	-	100.00%	Banking	10	18	6	71
Banco Santander (Suisse), S.A.	Switzerland	-	99.96%	Banking	19	46	12	23
Banco Santander Bahamas International, Ltd.	Bahamas	-	100.00%	Banking	5	797	11	785
Banco Santander Brasil, S.A.	Brazil	-	95.93%	Banking	341	88	(3)	477
Banco Santander Central Hispano (Guernsey), Ltd.	Guernsey	-	99.98%	Banking	10	33	4	10
Banco Santander Colombia, S.A.	Colombia	-	97.64%	Banking	57	17	3	439
Banco Santander Chile	Chile	-	83.94%	Banking	939	144	277	1,432
Banco Santander de Negocios Portugal, S.A.	Portugal	-	99.35%	Banking	26	89	21	28
Banco Santander International	USA	94.80%	5.20%	Banking	4	85	11	8
Banco Santander Meridional, S.A.	Brazil	-	96.91%	Banking	222	25	19	546
Banco Santander Mexicano, S.A.	Mexico	-	73.98%	Banking	236	387	211	493
Banco Santander Portugal, S.A.	Portugal	12.74%	85.21%	Banking	156	125	37	327
Banco Santander Puerto Rico	Puerto Rico	-	88.63%	Banking	84	274	23	348
Banco Santander, S.A.	Brazil	-	99.89%	Banking	916	70	383	1,849
Banco Totta & Açores, S.A.	Portugal	73.73%	25.64%	Banking	529	1,322	87	3,198
Banco Totta de Angola, SARL	Angola	-	99.35%	Banking	8	6	8	18
Banespa, S.A Serviços Técnicos, Administrativos e de Corretagem de Seguros	Brazil	-	98.01%	Services	4	(41)	62	25
Banesto Banco de Emisiones, S.A.	Spain	-	88.60%	Banking	24	53	-	77
Banesto Bolsa, S.A., Sdad. Valores y Bolsa	Spain	-	88.60%	Securities company	5	63	5	35
Bansander de Financiaciones, S.A., EFC.	Spain	-	100.00%	Finance	5	24	2	4
Cántabra de Inversiones, S.A.	Spain	100.00%	-	Securities investment	187	43	548	187
Cántabro Catalana de Inversiones, S.A.	Spain	100.00%	-	Securities investment	154	17	(18)	141
Capital Riesgo Global, SCR, S.A.	Spain	100.00%	-	Venture capital company	11	166	(2)	177
Cartera Mobiliaria, S.A., SIM	Spain	54.99%	29.48%	Securities investment	31	439	42	210
Casa de Bolsa Santander Serfin, S.A. De C.V.	Mexico	-	73.95%	Securities company	32	5	6	32
CCB Finance, s.r.o.	Czech Republic	-	100.00%	Leasing	22	(1)	1	22
CC-Bank Aktiengesellschaft	Germany	-	100.00%	Banking	30	357	178	399
CC-Leasing GmbH	Germany	-	100.00%	Leasing	1	3	26	4
Centro de Equipamientos Zona Oeste, S.A.	Spain	25.35%	74.65%	Real estate	52	(12)	(7)	37
Comercial Española de Valores, S.A.	Spain	69.03%	30.97%	Securities investment	8	22	-	27
Companhia Geral de Crédito Predial Português, S.A.	Portugal	-	99.36%	Banking	280	315	50	678

Company	Location	% of Ownership by the Bank Direct	Indirect	Line of Business	Millions of Euros Stock (*)	Reserves (*)	Net Income (Loss) (*)	Cost (*)
Consortium, S.A.	Spain	-	100.00%	Securities investment	4	44	14	72
Corpoban, S.A.	Spain	-	88.49%	Securities investment	36	26	2	65
Crefisa, Inc.	Puerto Rico	100.00%	-	Finance	34	-	-	34
Dudebasa, S.A.	Spain	-	88.60%	Finance	22	13	-	24
Editel, S.L.	Spain	-	100.00%	Telecommunications	21	6	-	27
Elerco, S.A.	Spain	-	88.49%	Rental	-	37	1	38
Factoring Santander Serfin, S.A. De C.V.	Mexico	-	73.04%	Factoring	52	(28)	-	6
Fideicomiso GFSSLPT Banca Serfín, S.A.	Mexico	-	73.98%	Finance	28	-	-	20
Finconsumo Banca SPA	Italy	-	70.00%	Finance	22	41	18	82
Fonlyser, S.A. De C.V.	Mexico	-	73.97%	Finance	32	-	-	17
Hipotebansa EFC, S.A.	Spain	100.00%	-	Mortgage loan company	36	8	16	36
Hispamer Servicios Financieros EFC, S.A.	Spain	-	100.00%	Finance	83	32	39	98
Ingeniería de Software Bancario, S.L.	Spain	49.00%	45.19%	IT services	61	(4)	(6)	28
Mermul Mercados Múltiplos, S.A.	Portugal	-	99.36%	Real estate management	41	-	-	41
Oil-Dor, S.A.	Spain	-	88.49%	Finance	60	70	6	122
Origenes AFJP, S.A.	Argentina	-	59.20%	Pension fund manager	35	19	(9)	183
Patagon Bank, S.A.	Spain	-	100.00%	Banking	39	(10)	1	47
Riobank International (Uruguay) SAIFE	Uruguay	-	100.00%	Banking	16	5	-	18
Santander Asset Management, S.L.	Spain	100.00%	-	Fund and portfolio management	29	66	36	10
Santander Banespa, Cia. de Arrendamiento Mercantil	Brazil	-	98.01%	Leasing	96	4	6	105
Santander Bank and Trust (Bahamas), Ltd.	Bahamas	-	100.00%	Banking	1	1,427	1	1,257
Santander Benelux, S.A., N.V.	Belgium	99.99%	0.01%	Banking	40	1	1	25
Santander Brasil Investimentos e Serviços, S.A.	Brazil	-	98.74%	Services	17	11	3	29
Santander Brasil Participaçoes e Serviços Técnicos, Ltda.	Brazil	-	95.90%	Services	71	-	(12)	76
Santander Brasil S.A., Corretora de Cambio e Valores Mobiliarios	Brazil	-	96.84%	Securities company	10	10	2	13
Santander Central Hispano-Gestão de Empresas de Crédito Especializado, SGPS, S.A.	Portugal	-	99.36%	Securities investment	4	1	34	16
Santander Central Hispano Asset Management Bahamas Inc.	Bahamas	-	100.00%	Fund manager	-	15	3	-
Santander Central Hispano Bolsa, S.V., S.A.	Spain	-	100.00%	Securities company	25	81	22	104
Santander Central Hispano Factoring y Confirming, S.A., E.F.C.	Spain	100.00%	-	Factoring	59	20	4	76
Santander Central Hispano Gestión, S.A., S.G.I.I.C.	Spain	28.30%	69.42%	Fund manager	23	30	50	33
Santander Central Hispano Investment, S.A.	Spain	100.00%	-	Banking	21	120	97	14
Santander Central Hispano Investment Securities, Inc.	USA	-	100.00%	Securities company	230	(153)	(12)	295
Santander Central Hispano Lease, S.A., E.F.C.	Spain	100.00%	-	Leasing	48	12	8	51
Santander Central Hispano Multileasing, S.A., E.F.C.	Spain	70.00%	30.00%	Leasing	23	3	2	23
Santander Central Hispano Pensiones E.G.F.P., S.A.	Spain	21.20%	76.52%	Pension fund manager	39	6	6	50
Santander Central Hispano Renting, S.A.	Spain	100.00%	-	Renting	6	13	2	18
Santander Companhia Securitizadora de Créditos Financeiros	Brazil	-	95.90%	Collection management	73	1	(30)	55
Santander Consumer Finance, S.A.	Spain	63.19%	36.81%	Banking	173	1,274	98	1,517
Santander Financial Products, Ltd.	Ireland	-	100.00%	Finance	-	139	10	162
Santander Gestão de Activos, SGPS, S.A.	Portugal	-	99.35%	Fund manager	4	16	5	7
Santander Investment Bank, Ltd.	Bahamas	-	100.00%	Banking	8	99	(34)	405
Santander Investment Chile, Ltda.	Chile	-	99.99%	Finance	46	40	16	56
Santander Investment, S.A., Corredores de Bolsa	Chile	-	99.99%	Securities company	12	14	3	12

Company	Location	% of Ownership by the Bank		Line of Business	Millions of Euros			
		Direct	Indirect		Stock (*)	Reserves (*)	Net Income (Loss) (*)	Cost (*)
Santander Merchant Bank, Ltd.	Bahamas	-	100.00%	Banking	4	66	-	145
Santander Mexicano S.A. De C.V. Afore	Mexico	-	73.98%	Pension fund manager	33	4	44	4
Santander S.A. Agente de Valores	Chile	-	84.09%	Securities company	41	67	19	21
Santander Securities Corporation	Puerto Rico	-	88.63%	Securities company	19	2	7	17
Santander, S.A., Administradora General de Fondos	Chile	-	83.95%	Fund manager	12	18	11	8
Santiago Leasing, S.A.	Chile	-	84.02%	Leasing	27	7	3	51
SCH Overseas Bank, Inc	Puerto Rico	-	100.00%	Banking	88	117	7	80
Sercopyme, S.A.	Spain	-	88.60%	Services	17	2	-	20
Serfin International Bank and Trust	Cayman Islands	-	99.36%	Banking	40	(12)	6	25
Sinvest Inversiones y Asesorías Limitada	Chile	-	99.99%	Finance	1	29	4	2
Sistema 4B, S.A.	Spain	46.02%	11.49%	Cards	3	13	4	10
Symbios Capital, B.V.	Netherlands	-	100.00%	Venture capital company	58	(25)	7	41
Totta & Açores Finance Ireland, Limited	Ireland	-	97.69%	Finance	57	-	2	56
Totta (Ireland), PLC	Ireland	-	99.36%	Finance	286	14	11	284
Totta Crédito Especializado, Instituiçao Financeira de Crédito, S.A. (IFIC)	Portugal	-	99.13%	Leasing	35	36	14	42
Totta Urbe – Empresa de Administração e Construções, S.A.	Portugal	-	99.36%	Real estate	100	5	-	147
Vista Desarrollo, S.A. SCR	Spain	100.00%	-	Venture capital company	48	49	2	48
W.N.P.H. Gestao e Investimentos Sociedade Unipessoal, S.A.	Portugal	-	100.00%	Securities investment	-	30	1	-

(+) Excluding inactive companies, companies in liquidation and those that only have relations with the Group and, accordingly, are eliminated in the consolidation process, mainly te purely holding companies of the shares of Group com panies. The preferred share issuer companies are detailed in Exhibit III, together with other relevant information.

(*) Amount per books of each company as of December 31, 2003. The cost per books (net of allowance) is the figure per books of each holding company multiplied by the Group's percentage of ownership, disregarding amortization of consolidation goodwill. The data on companies abroad were translated to euros at the year-end exchange rates.

(1) Data expressed on a comparable basis with those for calendar 2003.

Exhibit II

Nonconsolidable companies in which the Santander Group has holdings of more than 3% (20% if unlisted) (+)

Company	Location	% of Ownership by the Bank		Line of Business	Millions of Euros		
		Direct	Indirect		Stock (*)	Reserves (*)	Net Income (Loss) (*)
Alcaidesa Holding, S.A.	Spain	-	44.24%	Real estate	13	33	(1)
Alcaidesa Inmobiliaria, S.A.	Spain	-	44.24%	Real estate	34	36	(1)
AltaVida Compañía de Seguros de Vida, S.A.	Chile	-	100.00%	Insurance	9	13	3
Antena 3 de Televisión, S.A. (consolidated) (**)	Spain	0.51%	9.49%	Media	167	321	(30)
Auna Operadores de Telecomunicaciones, S.A. (consolidated) (**)	Spain	12.35%	11.14%	Telecommunications	2,198	671	(560)
Banque Commerciale du Maroc Société Anonyme (**)	Morocco	-	20.39%	Banking	120	387	4
Bozano, Simonsen Centros Comerciais S.A.	Brazil	-	96.90%	Shopping mall management	55	31	8
BPI SGPS, S.A. (**)	Portugal	-	6.39%	Banking	760	269	140
Commerzbank, A.G. (consolidated) (**)	Germany	-	3.38%	Banking	1,378	7,376	(298)
Compañía Aseguradora Banesto Seguros, S.A.	Spain	-	88.60%	Insurance	19	32	10
Compañía Española de Petróleos, S.A. (consolidated) (**)	Spain	12.35%	19.92%	Oil refining	268	1,789	461
Consorcio Internacional de Seguros de Crédito, S.A.	Spain	20.25%	-	Credit insurance	21	1	-1
Deposoltenegolf, S.A.	Spain	-	88.60%	Sports	1	12	9
Grupo Corporativo ONO, S.A. (**)	Spain	-	20.84%	Telecommunications	16	1,342	337
Grupo Financiero Galicia, S.A. (consolidated) (**)	Argentina	-	7.57%	Banking	293	534	(392)
Grupo Sacyr Vallehermoso, S.A. (consolidated) (**)	Spain	3.10%	0.04%	Real estate	155	697	208
Grupo Taper, S.A. (**)	Spain	27.77%	-	Distribution of medical equipment	4	17	2
Inmobiliaria Urbis, S.A.	Spain	-	45.90%	Real estate	152	462	89
Intereuropa Bank, R.T. (consolidated) (**)	Hungary	-	10.00%	Banking	27	13	3
Inversiones Turísticas, S.A.	Spain	-	88.60%	Hospitality	5	27	1
Jazztel, PLC (consolidated) (**)	United Kingdom	0.14%	4.65%	Telecommunications	41	503	(141)
La Unión Resinera Española, S.A. (consolidated)	Spain	74.87%	20.09%	Chemicals	4	45	-
Laparanza, S.A. (**)	Spain	61.59%	-	Agriculture and livestock	5	22	-
Luresa Inmobiliaria, S.A.	Spain	-	93.30%	Real estate	9	9	-
Modelo Continente SGPS, S.A. (**)	Portugal	5.17%	10.74%	Food	1,1	(832)	100
Orígenes Seguros de Retiro, S.A.	Argentina	-	59.20%	Insurance	1	23	5
Red Eléctrica de Bolivia, Ltd. (**)	Belgium	25.10%	-	Electricity	25	2	39
Royal Bank of Scotland Group, PLC. (**)	United Kingdom	-	5.05%	Banking	1,029	29,581	2,797
San Paolo IMI, S.p.A. (consolidated) (**)	Italy	-	8.60%	Banking	5,144	4,396	889
Santander Central Hispano Previsión, S.A., De Seguros y Reaseguros	Spain	100.00%	-	Insurance	147	5	7
Santander Central Hispano Seguros y Reaseguros, S.A.	Spain	100.00%	-	Insurance	26	59	14
Santander Seguros, S.A.	Brazil	-	98.98%	Insurance	32	13	24
Seguros Santander Serfin, S.A. De C.V.	Mexico	-	73.98%	Insurance	33	7	5
Técnicas Reunidas, S.A. (consolidated) (**)	Spain	38.02%	-	Engineering	6	89	31
Totta Seguros, Companhia de Seguros de Vida, S.A.	Portugal	-	99.36%	Insurance	23	8	4
Transolver Finance EFC, S.A.	Spain	-	50.00%	Leasing	9	13	2
U.C.I., S.A.	Spain	-	50.00%	Mortgage loans	48	35	17
Unión Eléctrica Fenosa, S.A. (consolidated) (**)	Spain	8.21%	14.81%	Energy operation	914	1,869	345

(+) Excluding inactive companies, companies in liquidation and those that only have relations with the Group and, accordingly, are eliminated in the consolidation process, mainly te purely holding companies of the shares of Group companies.

(*) Amounts per the books of each company as of December 31, 2003. The data on companies abroad were translated to euros at the year-end exchange rates.

(**) Data as of December 31, 2002, the last year for which financial statements were prepared by their Board of Directors.

Exhibit III

Consolidated Preferred Share Issuer Companies in the Santander Group

Company	Location	% of Ownership by the Bank: Direct	% of Ownership by the Bank: Indirect	Line of Business	Millions of Euros: Capital Stock (*)	Reserves (*)	Net Income (*)	Preferred Dividend(*)	Net Income Balance(*)	Cost (*)
Banesto Holdings, Ltd	Guernsey	-	88,60%	Finance	63	(7)	8	7	1	-
Banesto Preferentes, S.A.	Spain	-	88,60%	Finance	131	-	-	-	-	-
BCH Capital, Ltd.	Cayman Islands	100,00%	-	Finance	-	-	17	17	-	-
BCH Eurocapital, Ltd.	Cayman Islands	100,00%	-	Finance	-	1	19	19	-	-
BSCH Finance, Ltd.	Cayman Islands	100,00%	-	Finance	99	(21)	206	206	-	91
Pinto Totta International Finance, Limited	Cayman Islands	-	49,68%	Finance	-	-	15	15	-	-
Santander Central Hispano Finance, S.A. (Sole-Shareholder Company)	Spain	100,00%	-	Finance	-	-	3	3	-	-
Totta & Açores Financing, Limited	Cayman Islands	-	99,36%	Finance	-	-	11	11	-	-

(*) Amounts per the books of each company as of December 31, 2003, translated to euros (in the case of companies abroad) at the year-end exchange rates.

Exhibit IV

Notifications of Acquisitions and Sales of Investments in 2003
(Art. 86 of the revised Corporations Law and Art. 53 of Securities Market Law 24/1998)

Investee Company	Date of Notification
Imperial de Valores, SIMCAV, S.A.	January 2
Almabar 2001, SIMCAV, S.A.	February 18 and 21
Vallehermoso, S.A.	June 6
Arzua de Inversiones, SIMCAV, S.A.	August 13 and 14 and October 20
C.J. Traditional, SIMCAV, S.A.	October 7
C.J. Profit, SIMCAV, S.A.	October 7
Banco Vitalicio de España, S.A.	October 20
Antena 3 Televisión, S.A.	October 30
Inversiones de Valores Industriales, SIM, S.A.	November 6
Bansaliber, SIM, S.A.	November 25
Cartera Mobiliaria, S.A.	November 25
Central de Inversiones en Valores, S.A.	November 25
Financiera Bansander, SIM, S.A.	November 25
Norteña de Valores, SIM, S.A.	November 25
Compañía Española de Petróleos, S.A. (Cepsa)	December 26
Parques Reunidos, S.A.	December 26

Banco Santander Central Hispano, S.A., and Companies composing the Santander Group 2003 Management Report

In 2003 the Santander Group's attributed net income amounted to 2,610.8 euro million, up 16.2% on 2002, an all-time high for the Group and above the earnings target set for the year as a whole. On a cash basis (i.e. before ordinary amortization of goodwill), attributed net income was 3,133.3 euro million.

Earnings per share amounted to 0.5475 euro, up 15.2% on 2002. On a cash basis, earnings per share amounted to 0.6571 euro. The return on equity (ROE) stood at 14.5%, an increase of 2 percentage points with respect to 2002. On a cash basis, the ROE was 17.4%.

General background

In 2003 the Santander Group operated in a scenario of reactivation of the world economies, which showed modest but increasing growth at year-end thanks to the boost in economic activity in the USA and in Asian emerging countries, but, above all, to key and eagerly-awaited factors: the end of the war in Iraq, low interest rates and continuous interest rate cuts, tax cuts and increased public expenditure.

This growth was not supported by the role played by euro-area economies, which overall grew by 0.5% in the year as a result of the scant room for maneuver in fiscal policies, the negative effect of a strong euro on exports and the low adjustment of expenses and costs at non-financial companies.

The economy in Latin America was stable at the beginning of 2003 and experienced constant growth over the year, giving rise to GDP growth of 1.5% at 2003 year-end, which was the result of more discipline and containment in public accounts, lower interest rates and improved credit activity in the region.

The Spanish economy was in tune with the largest-growth economies in the world. With strong domestic demand, low interest rates, tax cuts and a favorable business situation, GDP grew by 2.4% in 2003. Additionally, mention should be made of the low nonperforming loans ratio and of the high credit growth rates.

Group business and performance

Against this economic and geopolitical backdrop, the Santander Group's activity was notable in 2003 and must be regarded as very positive, since it permitted us to:

1. Improve the Group's recurring business: The attributed net income of Commercial Banking Europe grew by 12.5% and that of Commercial Banking America was up by 32.7% at constant exchange rates. Commercial Banking thus contributed 84% of the Group's total income.

2. Significantly increase net income, which experienced an upward trend throughout the year: the last quarter showed the highest basic revenue in the year, while net operating income and attributed net income improved their year-on-year performance as the year drew on.

3. Improve efficiency by 2.94 p.p., which means that the Group broke the 50% barrier for a complete year for the first time and is ready to address its ambitious objectives at medium term.

4. Strengthen the balance sheet through substantial writedowns: less recurring income was not reflected in the bottom line since the Group wrote off early the goodwill of Banespa (leaving a zero balance) and met the Group's commitment to amortize it in under five years.

5. Increase the Group's business volume: eliminating the effect of securitization, the Group's loans and credits increased by 10% (14% disregarding exchange rate effect) in 2003, and showed a particularly positive trend in Spain as a result of the commercial campaigns launched during the year. Mutual and pension funds, which were the main fund-raising source, performed very favorably in Spain, Portugal and Latin America.

6. Maintain excellent loan quality: with a nonperforming loans ratio (nonperforming loans as a percentage of total risk exposure) of 1.55% and a coverage ratio of 165%, showing sound performance in the various business areas.

7. Improve capital ratios: the BIS ratio stood at 12.4%; its composition improved as reflected by the increase in core capital by 1 percentage point to 6.1%, and the sensitivity of shareholders' equity to exchange rate fluctuations decreased.

8. Adopt decisions that improve the Group's strategic positioning: focus on higher value-added, fee-generating businesses; growth strategies in Spain and America; launch of projects in global and regional areas in America; launch of a 3-year Master Plan to capitalize on the Group's potential, etc.

9. Increase the dividend by 5% with respect to that paid out of 2002 net income.

In short, in 2003 the Group focused its strategy on leveraging customer business, maintaining cost control, improving loan quality and increasing the soundness of its balance sheet. The result of this strategy was a substantial increase in net income, with significant growth in account balances and important improvements in profitability, efficiency, the loan quality ratio and the capital ratio in the year.

The Group's performance significantly raised its already notable strengths, which enables the Group to face prudently but optimistically the challenges posed by the future.

Business areas

Commercial Banking Europe showed a sound performance, underpinned by its commercial relaunch. In short, higher fee revenues and reduced expenses strongly boosted the net operating income, which grew by 18.5%, improved the efficiency ratio to 45.7% and enabled attributed net income to grow by 12.5% (pre-tax income by 17.4%).

1. In Spain, the retail business reflected the favorable performance of Santander Central Hispano Commercial Banking. The keys to this performance were its commercial relaunch which gave rise to notable levels of loan and fund raising production; interest rate management in a scenario of interest rate cuts; the increase in financial and service fees; and the proper management of operating costs. The result of all these factors was an increase in attributed net income of 17.9% with respect to 2002.

   Also, Banesto outperformed the all-bank average with high growth in volumes (including notably a 41% rise in mortgages), improved margins and stable costs. This enabled it to increase income before taxes by 10.7% and improve efficiency by nearly 3 p.p. This performance was fostered by the implementation of innovative projects and commercial plans, including most notably Banespyme, Tarjeta VISA 1 2 3 and the marketing of dynamic management funds.

2. In Portugal, the Totta Group consolidated its position in a complex year characterized by a weak economy and falling interest rates in that country. The buoyancy of fees, the strong increase in mortgages and mutual and pension funds, and the reduction of costs were the keynotes of the Group's earnings performance, enabling commercial banking to improve efficiency by nearly 1 p.p. to 48.4% and to increase attributed income by 11.5%.

3. Consumer Finance Europe, a business in clear expansion, saw its contribution to the Group boosted. Notably, revenues grew much more than costs, which improved efficiency by 5.8 p.p. and enabled attributed net income to grow by 24.2%.

In Latin America, which encompasses commercial banking, asset management and private banking, and global wholesale activities, the Group's attributed net income in dollars (the reporting currency in the area) was $1,488.9 million, up 14.3% on 2002 (1,318.5 euro million, a 4.6% decrease from 2002). This region, now with increased stability and lower sovereign risk, still shows moderate growth in GDP and banking activity, with opportunities in certain niches and products. Against this backdrop, the Group's position in key markets and segments enabled it to report adequate earnings performance in local currency, although the impact of the local currency depreciation in the translation to euros or dollars continues to be negative.

1. In Brazil, commercial banking performed favorably. The increase in Santander Banespa's local currency revenues, as a result of the growth in business, the increase in fees and higher market yields, was accompanied by flat costs considering inflation and more stable provisions. Net interest income in the fourth quarter was higher than in the third quarter and improved clearly with respect to the second quarter, which was affected by specific factors in the inflation-linked portfolio. All this led to attributed net income for the aggregate business in Brazil of 701 euro million ($792 million, up 4.8%).

2. In Mexico, Santander Serfin was affected by the impact of low interest rates and the depreciation of its currency, which was not offset by the increase in lending activity (particularly in consumer loans) by more than 1 percentage point in 2003, the good performance of fees and the reduced need for provisions. Additionally, attributed net income reflects the negative effect of the change in the scope of consolidation. Income before taxes and minority interests stood at 539 euro million ($608 million, down 8.5%).

3. In Chile, the Group continued with the upward trend initiated in the second quarter. Santander Chile stabilized the fall in volumes triggered by the merger, significantly increased its fees in the last few months of the year (increase of 14.4% in euros in the last quarter with respect to the third quarter which, in turn, grew by 15.3% over the second quarter) and adequately managed prices and margins. All this, together with cost reduction and lower writedowns (after the extraordinary merger expenses and the standardization of portfolios) led to income in the third and fourth quarters more in line with Santander Chile's potential. The aggregate attributed net income amounted to 244 euro million in 2003 ($275 million, up 27.5%).

4. As regards Argentina, its contribution to attributed net income was zero in 2003, as in 2002.

In the global areas (Asset Management, Private Banking and Global Wholesale Banking), action was taken to enhance their capacity to generate recurring revenues and income, either directly or through the commercial networks. Overall, these areas increased their share of the Group's income by nearly 42 euro million despite the negative impact of currency depreciation, particularly on the revenues from asset management in America and International Private Banking.

In 2003, the global areas contributed nearly 550 euro million to attributed net income. It should be mentioned that not all the revenues generated by the global areas are accounted for here, and that a significant portion is accounted for in the commercial networks. The global areas enabled further business and fees to be generated in Commercial Banking in 2003 through the design of new high value-added products (e.g. alternative-management or controlled-risk funds) and the boost from the insurance business generated by wholly-owned Group subsidiaries.

Balance sheet

The total funds managed by the Group amounted to 460,694 euro million, an increase of 10.3% from December 2002. To interpret this performance properly, regard should be had to the depreciation of the main Latin-American currencies and of the U.S. dollar against the euro, the negative effect of which on the balance sheet was 3.9 percentage points.

The Group's loans and credits amounted to 177,621 euro million, up 5.8% on December 2002. Growth in the resident sector was 16.2% (15,230 euro million) fostered by the sound performance of secured lending, which increased by 28.8%. Eliminating the effect of securitization, total lending increased by 10% and lending to other resident sectors by 18% (secured lending by 31.4%). Year-on-year growth rates improved each quarter during the year.

The nonperforming loans ratio was 1.55% for the Group as a whole in December 2003, as compared with 1.89% in December 2002. The coverage ratio of 165% was 25 percentage points above the 2002 year-end ratio.

The Group's nonperforming loans ratio in Spain was below 1% and the nonperforming loans coverage ratio was 224%, up 33 percentage points on December 2002. In Portugal the nonperforming loans ratio stood at 2.30%, similar to the December 2002 level despite a scantly favorable local economic scenario. The coverage ratio increased by 15 percentage points in 2003 to 125%. Consumer Finance Europe showed a nonperforming loans ratio of 2.08%, well below the 2.84% ratio at 2002 year-end. The coverage ratio was 150%, up 7 percentage points on 2002. Finally, in Latin America the nonperforming loans ratio was 3.89% in December, down from 4.07% at 2002 year-end. The nonperforming loans coverage in Latin America increased by more than 11 percentage points to 125%.

Customer funds under management amounted to 323,901 euro million, up 6.2% on 2002 year-end (10.2% eliminating the impact of exchange rates).

As in the case with loans and credits, year-on-year growth in deposits improved as the year drew on. In Spain, total deposits (excluding repos), mutual funds and pension plans increased by 10.2% with respect to 2002 year-end. Noteworthy in the deposits area (excluding repos) was the 130% increase in the balances with public authorities (mostly due to the assignment of the judicial deposits to Banesto), the increase in demand deposits and the reduction in time deposits, in line with the Group's spread management policy.

Mutual funds in Spain increased by 15.2%. The placement of products such as the Superelección Fund on the Santander Central Hispano network and the range of Dynamic Management products at Banesto contributed to this growth, which consolidated the Group's leadership position with a market share in net assets of 28%.

Pension plans in Spain grew by 13.9% in 2003. The Group's activity in the domestic market continued to focus mainly on individual pension plans, which increased by 13.7% thus consolidating the Group's leading market position, based on the latest information published by INVERCO.

As discussed in connection with lending, Latin America was affected by exchange rates. Total on- and off-balance sheet funds decreased by 2.6% in euro terms, but increased by 11.2% disregarding the exchange-rate effect. Mutual funds in Brazil, Puerto Rico and Mexico and pension plans in all Latin-American countries performed favorably, with sharp increases in local currency: Mexico (+20.9%), Chile (+18.2%), Colombia (+22.0%), Peru (+38.8%) and Uruguay (+47.6%).

Unamortized goodwill stood at 7,385 euro million, with a reduction of 2,569 euro million (25.8%) in the year. Noteworthy in 2003 were the ordinary and accelerated amortization against income (2,241.7 euro million), the reduction of goodwill relating to the 24.9% holding sold in Grupo Financiero Santander Serfin, the writeoff of the outstanding balance relating to Argentina, using the allowance recorded to fully cover it, and the reclassification of the goodwill of Sanpaolo-IMI and Commerzbank due to the reorganization of the investments portfolio. By contrast, the increase in goodwill arose mainly from the tender offer for Cepsa shares.

The Group's equity under Bank for International Settlements (BIS) criteria amounted to 25,521 euro million, with an equity cushion over minimum requirements of 9,101 euro million. Thus, the BIS ratio was 12.4%. Tier I capital was 8.3% and core capital was 6.1%, up one percentage point on 2002 year-end.

The policy applied by the Group in 2003 was to strengthen the core capital and to reduce the weight of preferred shares on Tier I capital, which decreased from 37% to 26%. This strategy will be maintained in 2004.

Earnings

Examination of the income statement shows that net interest income amounted to 7,958.3 euro million in 2003, down 15.0% on 2002. Compared with 2002, this figure was negatively affected by the trend in interest rates. Eliminating the exchange rate effect, there was a decrease of 1.2%.

Total fees decreased by 2.8% with respect to 2002 (but increased by 7.2% eliminating the exchange rate effect). By business area, noteworthy were the 15.0% increase of Santander Central Hispano Commercial Banking and the 25.3% increase of Portugal. Commercial Banking America decreased by 18.3% in euro terms, although it increased by 5.6% excluding the exchange rate effect.

Net gains on financial transactions amounted to 998.8 euro million, almost tripling the figure booked in 2002, when the figure of this caption was lower than the Group's annual average.

The efforts made in cost control are reflected in the 11.5% reduction in personnel and general expenses. As in the other income statement accounts, expenses were very negatively affected by exchange rates. Disregarding the exchange rate effect, these expenses were 0.7% lower than in 2002.

The revenue performance, together with cost control, placed the efficiency ratio at 49.3%, down 2.9 percentage points on 2002. The improvements were mainly in Santander Central Hispano Commercial Banking, Banesto, Consumer Finance Europe and Global Wholesale Banking.

Net operating income amounted to 5,720.7 euro million, an increase of 2.8% on 2002. This growth was achieved after quarterly increases with respect to 2002. Like the other margins, net operating income was also negatively affected by exchange rates. Its increase disregarding the exchange rate effect was 16.6%.

Total income from investments accounted for by the equity method, including dividends collected, was 716.8 euro million, up 13.2% on 2002. This increase was mainly due to the larger contributions from Cepsa, Sanpaolo-IMI, Unión Fenosa, Urbis and the insurance companies, which exceeded the lower contributions from Dragados, Vallehermoso and Royal Bank of Scotland due to divestments.

Total gross provisions to credit loss allowances were 1,720.2 euro million, down 16.6% from 2002, as a result of the lower provisions recorded in Argentina and other Latin-American countries, and of the exchange rate effect, which is this case was positive.

Net gains on Group transactions amounted to 955.6 euro million, a figure very similar to that reported in 2002. This line of the income statement includes the gains of 681 euro million on the sale of 24.9% of Santander Serfin to Bank of America and of 217 euro million on the sale of part of the holding in Royal Bank of Scotland (the holding was 5% at 2003 year-end).

One of the most noteworthy aspects in the income statement for 2003 was the amortization of goodwill with a charge to income for a total amount of 2,241.7 euro million, 883.1 euro million more than in 2002. The difference was due to early amortization amounting to 1,719.2 euro million (1,016.3 euro million more than in 2002). Substantially all this figure related to the full writeoff of the goodwill on the acquisition of Banespa.

Other earnings include an array of items of differing nature, both income (basically arising from the gains on the sale of property, the reduction of the holding in Vodafone and the reclassification of the country risk in Argentina to the credit loss and country-risk provisions account) and provisions recorded to continue to increase the soundness of the balance sheet. Overall, the net balance was income of 754.6 euro million, as compared with a loss of 338.8 euro million in 2002.

Income before taxes on a cash basis (i.e. before ordinary amortization of goodwill) amounted to 4,624.0 euro million, up 11.0% on 2002. After taxes, minority interests (which increased by 122.6% mainly due to Banesto and Santander Serfin) and preferred shares, the net income attributed to the Group on a cash basis was 3,133.3 euro million, a 7.9% increase on the 2002 figure.

The net income attributed to the Group, net of the ordinary amortization of goodwill (522.5 euro million, down 20.3% from 2002), increased by 16.2% in 2003 to 2,610.8 million, a figure which, as indicated above, exceeded the objectives set for the year and marked a new record in the Santander Group.

Risk management
The Risk Control section in the 2003 Annual Report includes a detailed analysis of the situation, evolution and management of the Group's various types of risk in the year.

Proposed distribution of income
It will be proposed to the Shareholders' Meeting that a total gross dividend of 0.302908 euro per share be distributed with a charge to income for the year, as follows: three interim dividends of 0.0775 euro per share and one of 0.070408 euro per share. The first three were distributed in August and November 2003 and in February 2004, and the fourth will be paid on or after May 1, 2004. With this fourth dividend, which, if the proposed distribution of income to be submitted to the Shareholders' Meeting is approved, will be the last interim dividend paid out of 2003 income, the total dividend will have increased by 5% with respect to that paid out of 2002 income.

In the first three interim dividends out of 2003 income, a total of 1,108.7 euro million have been distributed, leaving 335.7 euro million to be paid on or after the aforementioned date.

Capital stock and treasury stock
As of December 31, 2003, the Bank's capital stock amounted to 2,384.2 euro million and consisted of 4,768,402,943 shares of 0.50 euro par value each, held by 1,075,733 shareholders, 45% of whom are Spanish residents. No single shareholder has an ownership interest of 10% or more in the Bank's capital stock.

As of December 31, 2003, the consolidated Group companies held in their respective portfolios a total of 2,538,237 shares of Santander Central Hispano, representing 0.05% of its capital stock (0.11% in 2001 and 0.08% in 2002).

Treasury stock transactions performed by the consolidated companies in the interest of the Group in 2003 are summarized as follows: acquisition of 1,154,187,140 shares, with a par value of 577.1 euro million, for an effective amount of 8,518.3 euro million, and sale of 1,155,500,368 shares, with a par value of 577.8 euro million, for an effective amount of 8,683.3 euro million.

As of December 31, 2003, two nonconsolidable subsidiaries owned 0.04% of the Bank's capital stock.

Research and development

In the technology area, the Group's priorities in 2003 focused on two basic lines of action. On the one hand, the consolidation and progress of the projects initiated in prior years to improve the efficiency and capacity of our processes and to increase our ability to develop new products and businesses, and on the other, the design and preparation of the technological equipment and working environment of Santander Group City, which will be the core of our central services from mid-2004.

One of the most significant projects in Spain, which was initiated in 2002 and is being developed in conjunction with Banesto, is the Partenon Project. The purpose of this Project is to renew Santander Central Hispano's information systems in Spain and to use a service infrastructure shared by the two Banks.

The Project was completed with the adaptation of the software to each Bank's common and separate functions and is ready to be gradually implemented in the branch network, which will commence in 2004 and will end in 2005. In parallel with this phase, the office automation working environment and the operating systems of the workstations at the branch network and central services were renewed and the Group is now equipped with a set of integrated, standardized, high-productivity tools, with access to the Internet and the Intranet and to the e-mail systems through a high-capacity communications network.

In Latin America, the Group made significant progress towards completing the implementation of our common Altair technological platform in the region. Altair was installed in Brazil on schedule with the launch of the Accounting, People and Accounts modules, leaving only the Assets modules to be implemented in 2004. The integration of Banco Santiago's and Banco Santander Chile's systems was also successfully completed.

In the infrastructure area, the centralization of the various applications and data processing centers was further implemented in 2003 with the transfer of the Puerto Rico and Colombia processes to a regional data processing center in Mexico. In the applications arena, the centralization of activities continued with the full transfer of the Altair Platform support to the regional center in Chile. These two regional centers in Mexico and Chile form Altec, an entity wholly owned by the Santander Group, which concentrates the systems design, development and maintenance functions of the Group Banks' common IT platform in the region. The high standards reached by these centers were evidenced by the obtainment of the CMM (Capability Maturity Model) Level 3 certification by Altec-Chile in 2003.

At global level, noteworthy was the progress made by the Global Treasury Plan, a project initiated in 2001 which affects all of the Group's treasury units, and the initiatives to develop new technology-based business, such as Santander Global Connect. This latter project, which is based on web technology, will enable the Group to offer treasury products to SMEs through the branch network.

As regards the design and technological equipment of Santander Group City, the new central services headquarters, the most up-to-date innovative techniques are being used to create a working environment which is flexible with respect to the configuration of technology-based services, intensive in the shared use of information and highly available for use.

Specifically, all the workstations will have 17" TFT screens, which require less visual effort and reduce visual fatigue. The communications infrastructure is IP (Internet Protocol)-based and access to network operators is obtained through a leading-edge high-capacity on-line connection (16,000 km of fiber optics for communications have been installed in the City giving access to voice, data and video from any connecting point). Santander Group City will house the Bank's two data processing centers in Madrid, in separate buildings and with redundant and reallocable service infrastructure, which will guarantee uninterrupted processing availability should any contingency arise.

All this development work in 2003 resulted in total IT expenses and investments by the Group of approximately 1,050 euro million.

At the end of 2003, the Group launched the Corporate Technology and Systems Project for the purpose of converting technology into a differentiating and competitive asset of our growth strategy. In line with the current approach to developments, this project offers a solution based on common tools, overall (corporate and local) content management guidelines and Group-level service-sharing mechanisms. All this should enable the Group to improve the quality of service to our internal and external users and to increase the productivity of our teams and the efficiency of our investments and to streamline our facilities.

The Group redoubled its efforts in employee training and professional development in 2003 for the purpose of facilitating the continuous adaptation of its professionals to the new business requirements and fostering their professional development. To achieve this goal, employee training and professional development activities were designed and implemented using a multichannel strategy available to all employees through various channels and procedures. Noteworthy was the consolidation of FormaVía, the Group's virtual campus for on-line training, which already accounts for more than 22% of all learning activity in Spain and has also taken its first steps in Latin America, through the e-America portal, and in other subsidiaries in 2004.

Also noteworthy was the launch of a new project for the design of training and development activities: the Professional Career Systems. These Systems are aimed at key employee groups using the blend-learning approach, integrating various channels and methodologies with the support of new technologies.

Lastly, mention must be made, not only of the development of basic and other global training programs, but also of the commencement of the Partenon Project Training Plan. In 2003 a first group of 2,700 Bank professionals received more than 100,000 hours of instruction to prepare them to deal with and lead this important technological change for the Group in Spain.

Overall, the Group's training activities exceeded 2.8 million hours of instruction; more than 68% of the Bank's employees took part in at least one training activity, with an annual average of 27.4 hours per employee.

Subsequent events

Worthy of note in the period from January 1, 2004, to the date of preparation of the consolidated financial statements, in addition to the matters disclosed in the notes to financial statements, is that the Group sold 3.72% of its holding in Shinsei Bank at a gain of approximately 109 euro million. The Group also acquired all the shares of "Polskie Towarzystwo Finansowe", a Polish consumer finance company, for 33 euro million.

Proceeding at the National Appellate Court in connection with the payments made to José María Amusátegui and Ángel Corcóstegui upon their retirement from the Bank

Preliminary proceedings were commenced in October 2002 at the Central Examining Court number 3 of the National Appellate Court as a result of a criminal complaint filed—and subsequent charges pressed—successively by Mr. Franco Otegui and Mr. Pérez Escolar against the Chairman of the Bank, José María Amusátegui, and Ángel Corcóstegui in connection with the payments made by the Bank to Mr. Amusátegui in August 2001 as a retirement bonus—amounting to 43.7 euro million gross—and to Mr. Corcóstegui in February 2002, upon his resignation from his posts at the Bank in settlement of the pension rights recognized contractually to him and amounting to 108 euro million gross.

These payments are derived from resolutions adopted unanimously by the Board of Directors of the Bank and were recorded in the 2001 and 2002 financial statements, which were approved by the Shareholders' Meetings on June 24, 2002 and June 21, 2003 (the resolutions of the latter Shareholders' Meeting were contested by Mr. Pérez Escolar and the related civil proceeding was stayed by reason of the criminal proceeding in progress).

Following the examining period, the Public Prosecutor's Office applied on September 15, 2003, to have the case dismissed with prejudice and removed from the docket, since the payments made—and the agreements from which they arose—were consistent with the Law and the bylaws of the Bank, and had been aproved unanimously by the competent body—the Board of Directors—and included in the financial statements approved by the Shareholders' Meeting. However, on October 16, 2003, the Judge ordered that the preliminary proceedings become a full criminal proceeding, due to the purported absence of statutory and bylaw support for the payments made, based on an interpretation of those statutory and bylaw provisions contrary to that adopted by the Public Prosecutor. Both the Public Prosecutor and the Chairman of the Bank filed separate appeals against the order but the appeals were dismissed by Panel 4 of the Criminal Chamber of the National Appellate Court on February 18, 2004, without even considering the merits of the case. The order made by the National Appellate Court was, in turn, the subject of an appeal at the Constitutional Court.

The Board of Directors of Banco de Santander met in March 2004 to analyze the status of this criminal proceeding at the Central Examining Court number 3 of the National Appellate Court and adopted the following resolutions unanimously:

1. To confirm and ratify its resolutions of April 17, 1999, August 16, 2001, February 13, 2002 and April 29, 2002, approving unanimously the agreements entered into with José María Amusátegui and Ángel Corcóstegui and the payments made to them, upon their retirement, in performance of those agreements.

   The Board now considers, as it did then, that the aforementioned agreements and payments were strictly consistent with the Law and the bylaws and were made in the interests of the Bank and, consequently, for the benefit of all its shareholders. The Board also reiterates that the amount of the aforementioned payments is consistent with the market bearing in mind, furthermore, the extraordinary contribution by, and the scope of the responsibilities of, the former Deputy Chairman and Managing Director of the Bank, particularly in the exceptional process subsequent to the merger between Banco Santander and Banco Central Hispano. The success of the merger, which has given the Bank a significant international standing, would not have been possible without the dedication of Mr. Amusátegui or Mr. Corcóstegui.

   In view of all the above, the Board expresses its indignation and complete disagreement with the court decisions rendered in this proceeding and, without prejudice to due respect for the administration of justice, cannot remain unmoved by the unfounded accusation of purported offenses against Emilio Botín, José María Amusátegui and Ángel Corcóstegui, or accept that it is being sought, unfairly, to single out the Chairman of the Bank as the sole person responsible for the acts of which he is unduly accused—a view taken by the Public Prosecutor's Office, a defender of the law, when seeking repeatedly to have this case dismissed and removed from the docket—, and to ignore the existence of, and unanimous and repeated action by, this Board of Directors.

2. To reiterate that the payments made to Mr. Amusátegui and Mr. Corcóstegui, the subject of the criminal proceeding, were included in the 2001 and 2002 financial statements of the Bank prepared by the Board of Directors and approved by the Shareholders' Meeting, the sovereign body of the Company.

3. To support the procedural initiatives that the Chairman of the Bank is taking, or may take in the future, in the various jurisdictions and, in particular, at the Constitutional Court, to defend his rights and the interests of the Bank in connection with the decisions of this Board which the Shareholders' Meeting itself has considered benefit the interests of the Company.

4. To instruct the General Secretary of the Bank so that he may, at such time and in such manner and way as he sees fit, state to the appropriate person that, for the reasons set forth in the preceding resolutions, the payments made to Mr. Amusátegui and Mr. Corcóstegui—the subject of the criminal proceeding—did not occasion any loss to the Bank.

This criminal proceeding is one of the many actions filed against the Bank and its directors by Rafael Pérez Escolar, a former director of Banesto, who was found guilty of the crimes of fraud and misappropriation in the Supreme Court judgment that brought the "Banesto Case" to a close. Mr. Pérez Escolar has also contested the resolutions adopted at the Shareholders' Meetings on January 18 and March 14, 2000, March 10, 2001, February 9 and June 24, 2002 and, as mentioned, June 21, 2003. The Santander Courts of First Instance have been rejecting in full these claims. In particular, on May 29, 2003, the Santander Court of First Instance number 6 rejected the claims contesting the resolutions adopted at the Shareholders' Meeting on June 24, 2002. Indeed, the Cantabria Provincial Appellate Court has upheld the judgments dismissing the claims contesting the resolutions adopted at the Shareholders' Meetings on January 18, 2000 and February 9, 2002.

Outlook

The outlook for 2004 points to the consolidation of the recovery in the world economy that started in the second half of 2003. Growth led by the U.S. and Asia has already started to spread to other areas. The recovery in the euro zone is still weak and dependent on the consolidation of growth in the U.S. and on the euro not appreciating substantially. The ECB will probably leave the official rate unchanged throughout 2004 in order to help the recovery, since its main target, inflation, is under control. Spain will continue to see sustained growth, consolidating the smooth acceleration seen throughout 2003, with capital investment and exports acquiring greater prominence and inflation becoming more moderate. For the first time in recent years the macroeconomic outlook in Latin America is clearly positive due to a favorable international situation (growth and low interest rates), orthodox policies that lead to increased exchange rate stability and lower interest rates, a sound external situation and increases in raw material prices.

The Santander Group's lines of management for 2004 will remain unchanged from the prior year and will focus on improving recurring income and operating efficiency, and on maintaining the objectives of high solvency, of optimum risk quality and of top quality service, underpinned by more efficient technology. Two basic initiatives will contribute to the Group's development: firstly, the first year of the implementation of the i-06 Plan and the launch of five corporate projects that will support it and will contribute to strengthening the bases for future growth.

The i-06 Plan (2004-2006 Master Plan) will enable the Group to meet the challenge of a scenario which is expected to show low nominal GDP growth and low interest rates, in which it is absolutely vital to increase the spread between revenues and expenses in order to obtain acceptable growth in the most frequently recurring income. The i-06 Plan, which will last three years, has identified business opportunities and set in motion around 80 projects and has aspirations for the Group's various business units. These projects will use three levers: increasing revenues, as a fundamental variable, containing costs and optimizing the cost of risk.

Similarly, in order to strengthen the Group's structure, five major corporate projects will be undertaken in 2004: Customer Banking, to provide incentives for customer loyalty and service quality; Executive Resources, to clearly define career paths, improve training and, in short, increase executive motivation; Technology and Systems, to increase these areas' quality and productivity using new innovation; Risk, to adapt the management of risk and bring it closer to the needs of the various customer and market segments, using more flexible procedures that retain the Group's traditional principles of prudence and, lastly, Affirmation of the Group concept, which attempts to stimulate a sense of belonging and to strengthen the Santander Group's common symbols of identity.

Geographically, in addition to the projects to generate greater revenues described above, the high commercial speed achieved by the networks in Spain will be used to continue to increase their contribution to the Group, since the year-end balances were significantly higher than the average balances in the year. In the rest of Europe, the expected economic recovery will enable Portugal to recover momentum and to contribute to maintaining the strong rate of growth in the consumer financing business reported in 2003. In Latin America the marketing effort launched in the second half of 2003 in the main countries in the region will be continued, since it has enabled local currency revenues to increase. The focus in these countries will continue to be on taking advantage of customer bases and expanding them still further, the development of lending, especially to individuals and SMEs, while maintaining high loan quality, and the generation of fees. Regional projects already being deployed and aimed at boosting the cards, insurance, cash-management, foreign trade and mutual funds businesses will make a significant contribution to fee-generation.

The combination of these actions and strategies and the Group's solid position at the beginning of the year (high balance sheet strength, large equity cushion, unrealized gains and high commercial speed) enable it to face 2004 with optimism regarding the Group's performance.

Banco Santander Central Hispano, S.A. Balance Sheet as of December 31, 2003

Before allocation of income

Assets			Euros
1.	**Cash on hand and on deposit at central banks**		**3,244,382,857**
	1.1. Cash on hand	363,429,290	
	1.2. Bank of Spain	2,859,547,954	
	1.3. Other central banks	21,405,613	
2.	**Government debt securities**		**26,497,173,111**
3.	**Due from credit entities**		**28,500,094,369**
	3.1. Demand deposits	223,656,345	
	3.2. Other	28,276,438,024	
4.	**Loans and discounts**		**81,896,843,773**
	Pro – memoria: Central counterparty entities	286,091,791	
5.	**Debentures and other fixed-income securities**		**14,834,679,015**
	5.1. Government securities	8,667,235,300	
	5.2. Other fixed-income securities	6,167,443,715	
	Pro – memoria: Own securities	—	
6.	**Common stocks and other equiy securities**		**3,965,991,238**
7.	**Holdings in non-group companies**		**1,345,068,116**
	7.1. In credit entities	1,198,839	
	7.2. Other	1,343,869,277	
8.	**Holdings in group companies**		**20,303,084,401**
	8.1. In credit entities	6,849,214,408	
	8.2. Other	13,453,869,993	
9.	**Intangible assets**		**172,973,067**
	9.1. Incorporation and start-up expenses	311,953	
	9.2. Other deferred charges	172,661,114	
10	**property and equipment**		**1,327,431,621**
	10.1. Land and buildings for own use	1,007,296,328	
	10.2. Other property	58,158,312	
	10.3. Furniture, fixtures and other	261,976,981	
11.	**Capital stock subscribed but not paid**		—
	11.1. Unpaid capital calls	—	
	11.2. Other	—	
12.	**Treasury stock**		—
	Pro – memoria: Par value	—	
13.	**Other assets**		**10,223,729,330**
14.	**Accrual accounts**		**6,353,966,153**
15.	**Loss for the year**		—
Total assets			**198,665,417,051**
Memorandum accounts			
1.	**Contingent liabilities**		**40,307,324,666**
	1.1. Rediscounts, endorsements and acceptances	—	
	1.2. Assets assigned to sundry obligations	3,313	
	1.3. Guarantees and other sureties	38,067,620,968	
	1.4. Other contingent liabilities	2,239,700,385	

Approved
The Chairman
Emilio Botín

Restated Pursuant to the Applicable Laws

Liabilities and equity			Euros
1.	**Due to credit entities**		**54,999,536,928**
1.1.	Demand deposits	589,026,582	
1.2.	Time or notification deposits	54,410,510,346	
2.	**Customer funds**		**82,792,758,381**
2.1.	Savings deposits	71,500,166,724	
	2.1.1. Demand	30,694,780,146	
	2.1.2. Time	40,805,386,578	
2.2.	Other deposits	11,292,591,657	
	2.2.1. Demand	—	
	2.2.2. Time	11,292,591,657	
	Pro – memoria: central counterparty entities	1,994,521,264	
3.	**Marketable debt securities**		**11,932,465,480**
3.1.	Bonds & debentures outstanding	11,459,323,480	
3.2.	Promissory notes & other securities	473,142,000	
4.	**Other liabilities**		**5,655,081,909**
5.	**Accrual accounts**		**5,140,019,565**
6.	**Provisions for contingencies & expenses**		**6,857,413,459**
6.1.	Pension allowance	5,644,623,155	
6.2.	Provision for taxes	—	
6.3.	Other provisions	1,212,790,304	
6.	**Bis. General Banking Risk Allowance**		**—**
7.	**Income for the year**		**1,445,033,101**
8.	**Subordinated debt**		**13,280,711,530**
9.	**Capital stock**		**2,384,201,472**
10.	**Paid-in surplus**		**8,720,721,625**
11.	**Reserves**		**5,414,806,463**
12.	**Revaluation reserves**		**42,667,138**
13.	**Prior years' income**		**—**
Total liabilities and equity			**198,665,417,051**
2.	**Commitments**		**30,484,568,903**
2.1.	Securities sold under repurchase agreement	—	
2.2.	Undrawn balances by third parties	27,945,055,910	
2.3.	Other commitments	2,539,512,993	
Total memorandum accounts			**70,791,893,569**

Second Vice-Chairman and CEO
Alfredo Sáenz

The General Controller
José Tejón

Banco Santander Central Hispano, S.A. Statement of Income as of December 31, 2003

Banco Santander Central Hispano, S.A. Statement of Income		**Euros**
1. Interest and similar revenues		5,586,578,331
Of which: fixed-income securities portfolio	1,261,628,703	
2. Interest and similar expenses		(4,141,105,668)
3. Income from equity securities		2,724,188,289
3.1. Common stocks and other equity securities	39,239,672	
3.2. Holdings in non-group companies	26,008,987	
3.3. Holdings in group companies	2,658,939,629	
A Net interest income		**4,169,660,952**
4. Fees collected		1,510,187,083
5. Fees paid		(208,365,592)
6. Earnings from financial transactions		(1,487,126,043)
B Gross operating income		**3,984,356,400**
7. Other operating income		16,376,697
8. General operating expenses		(2,133,773,088)
8.1. Personnel expenses	(1,436,840,773)	
Of which:		
wages and salaries		(1,023,213,885)
Employee welfare expenses	(268,378,409)	
Of which: pensions	(42,991,132)	
8.2. Other administrative expenses	(696,932,315)	
9. Depreciation and amortization of property and equipment and tangible assets		(253,308,280)
10. Other operating expenses		(133,941,704)
C Operating income		**1,479,710,025**
11. Writeoffs and provisions for credit loss (net)		(575,211,799)
12. Writedown of investment securities (net)		(71,451,259)
13. Provision for general banking risk allowance		—
14. Extraordinary income		1,091,819,580
15. Extraordinary losses		(477,666,507)
D Operating income		**1,447,200,040**
16. Income tax		(6,148,393)
17. Other taxes		3,981,454
E Operating income		**1,445,033,101**

Proposed distribution of income	**Euros**
Income for the year	**1,447,200,040**
Less: provision for corporate income tax	2,166,939
Net income	**1,445,033,101**
Distribution	
Legal reserves	—
Voluntary reserves	645,702
Dividend	1,444,387,399

Banco Santander Central Hispano, S.A.Balance Sheet as of December 31, 2003.

After allocation of income

Assets				Euros
1.	**Cash on hand and on deposit at central banks**			**3,244,382,857**
	1.1.	Cash on hand	363,429,290	
	1.2.	Bank of Spain	2,859,547,954	
	1.3.	Other central banks	21,405,613	
2.	**Government debt securities**			**26,497,173,111**
3.	**Due from credit entities**			**28,500,094,369**
	3.1.	Demand deposits	223,656,345	
	3.2.	Other	28,276,438,024	
4.	**Loans and discounts**			**81,896,843,773**
		Pro – memoria: Central counterparty entities	286,091,791	
5.	**Debentures and other fixed-income securities**			**14,834,679,015**
	5.1.	Government securities	8,667,235,300	
	5.2.	Other fixed-income securities	6,167,443,715	
		Pro – memoria: Own securities	—	
6.	**Common stocks and other equiy securities**			**3,965,991,238**
7.	**Holdings in non-group companies**			**1,345,068,116**
	7.1.	In credit entities	1.198.839	
	7.2.	Other	1.343.869.277	
8.	**Holdings in group companies**			**20,303,084,401**
	8.1.	In credit entities	6,849,214,408	
	8.2.	Other	13,453,869,993	
9.	**Intangible assets**			**172,973,067**
	9.1.	Incorporation and start-up expenses	311,953	
	9.2.	Other deferred charges	172,661,114	
10	**Property and equipment**			**1,327,431,621**
	10.1.	Land and buildings for own use	1,007,296,328	
	10.2.	Other property	58,158,312	
	10.3.	Furniture, installations and other	261,976,981	
11.	**Capital stock subscribed but not paid**			—
	11.1.	*Unpaid capital calls*	—	
	11.2.	Other	—	
12.	**Treasury stock**			—
	Pro – memoria: Par value		—	
13.	**Other assets**			**9,484,626,874**
14.	**Accrual accounts**			**6,353,966,153**
15.	**Loss for the year**			—
Total assets				**197,926,314,595**
Memorandum accounts				
1.	***Contingent liabilities***			***40,307,324,666***
	1.1.	Rediscounts, endorsements and acceptances	-	
	1.2.	Assets assigned to sundry obligations	3,313	
	1.3.	Guarantees and other sureties	38,067,620,968	
	1.4.	Other contingent liabilities	2,239,700,385	

Approved
The Chairman
Emilio Botín

Restated Pursuant to the Applicable Laws

Liabilities and equity			**Euros**
1.	**Due to credit entities**		**54,999,536,928**
	1.1. Demand deposits	589,026,582	
	1.2. Time or notification deposits	54,410,510,346	
2.	**Customer funds**		**82,792,758,381**
	2.1. Savings deposits	71,500,166,724	
	2.1.1. Demand	30,694,780,146	
	2.1.2. Time	40,805,386,578	
	2.2. Other deposits	11,292,591,657	
	2.2.1. Demand	—	
	2.2.2. Time	11,292,591,657	
	Pro – memoria: central counterparty entities	1,994,521,264	
3.	**Marketable debt securities**		**11,932,465,480**
	3.1. Bonds & debentures outstanding	11,459,323,480	
	3.2. Promissory notes & other securities	473,142,000	
4.	**Other liabilities**		**6,360,366,852**
5.	**Accrual accounts**		**5,140,019,565**
6.	**Provisions for contingencies & expenses**		**6,857,413,459**
	6.1. Pension allowance	5,644,623,155	
	6.2. Provision for taxes	—	
	6.3. Other provisions	1,212,790,304	
6.	**Bis. General banking risk allowance**		**—**
7.	**Income for the year**		**—**
8.	**Subordinated debt**		**13,280,711,530**
9.	**Capital stock**		**2,384,201,472**
10.	**Paid-in surplus**		**8,720,721,625**
11.	**Reserves**		**5,415,452,165**
12.	**Revaluation reserves**		**42,667,138**
13.	**Prior years' income**		**—**
Total liabilities and equity			**197,926,314,595**
2.	**Commitments**		**30,484,568,903**
	2.1. Securities sold under repurchase agreement	—	
	2.2. Undrawn balances by third parties	27,945,055,910	
	2.3. Other commitments	2,539,512,993	
Total memorandum accounts			**70,791,893,569**

Second Vice-Chairman and CEO
Alfredo Sáenz

The General Controller
José Tejón

Appendices



Appendices



Internal patio, between Manglar and Dehesa buildings
Santander Group City

1. Compliance

The guiding principle of the Santander Group's activity is the defence of its integrity and reputation and strict compliance with all standards and regulations and on the basis of ethical standards in the markets where it operates. Putting this commitment into practice demands the implementation of a strong corporate culture at all levels, as well as the establishment and constant updating of a series of policies, procedures, codes of conduct and internal controls.

The Group has defined Compliance as the senior-management delegated function responsible for aligning the regulatory framework with the organizational structure. This entails transferring laws, regulations and ethical standards into operational procedures and specific training activities, minimizing the probability of irregularities, ensuring that any are always identified, reported and immediately corrected, and providing evidence to the regulators that the institution's organization, procedures and means are commensurate with its activity and are constantly updated. There were many developments in Spain in 2003. Firstly, the Group's codes of good conduct were brought into line with the requirements of the Financial Law. The Board of Directors approved on July 28 the new Code of Conduct in the Securities Markets and the new General Code of Conduct of the Santander Group in Spain, available on the Group's website, which came into effect on August 1 and replaced the codes that have been in existence since March 2000. At the same time, training programmes were launched for people subject to the Code of Conduct in the Securities Markets and four internal circulars were approved to develop the Code.

The launch of a Compliance page on the corporate Intranet, with the codes, their development, the corresponding forms, the interpretations of various issues and a list of frequently asked questions and replies have greatly helped the people involved. The new Code of Conduct in the Securities Markets is currently being transferred to countries where the Group operates, duly adapted to the regulations of each one, in an effort to homogenize the different local codes.

The Regulatory Compliance Committee, responsible for approving the specific codes for activities that require it – such as management of real estate assets, whose code was approved on July 11, 2003 and the developments and interpretations of the Code of Conduct in the Securities Markets – adopting basic decisions and exercising its sanctioning powers, held eight meetings in 2003. During the year three presentations were made to the Audit and Compliance Committee, the Group's maximum body in matters of compliance.

Following approval by the National Securities Market Commission in June 2003 of the Procedures Guide for the marketing of investment products, which Santander was the first entity to adopt, an Internal Procedures Manual was drawn up which will help to enhance the quality of information for investors and ensure that financial products are aimed at the right customer profile. A key element in this process is the New Products Committee, which has been operating in the Group since 1999, and which in 2003 held 13 meetings where 96 products or families of products were reviewed. The Internal Procedures Manual of Santander Group was approved by the National Securities Market Commission on March 2, 2004 and it is available on the groups website as well as on the CNMV website.

2. Prevention of money-laundering

Policies and procedures
The website (www.gruposantander.com) sets out the Group's policies and procedures for the prevention of money-laundering.

New legal environment
On June 20, 2003 the International Financial Action Task Force (GAFI) approved the latest revision of its 40 recommendations to combat money-laundering, establishing stricter standards for identification and knowledge of customers, analysis of risk operations and greater collaboration with the authorities. The document, together with eight special recommendations to prevent the financing of terrorism, make up the international framework for fighting money-laundering and the financing of terrorism.

In July 2003, Spain's legislation (Law 19/1993 on prevention of money-laundering measures) was substantially changed, as a result of Directive 2001/97/EC. Measures included broadening the sphere of the underlying crimes calling for the collaboration of the financial system, which now includes any kind of serious crime, that is anything that could result in a three-year prison sentence.

Law 12/2003 regulating the prevention and blocking of the financing of terrorism was approved in May. This creates an administrative body able to order the blocking of the bank accounts, balances and assets of terrorists and impose strengthened obligations in these matters on banks. Meanwhile, in many countries where our Group is present, tougher legislation also came into effect on the prevention of money-laundering (Colombia, Brazil, Puerto Rico, Mexico, Peru).

In 2003 the Santander Group revised and updated the prevention rules, systems and procedures, in line with the regulatory changes, in order to continue our commitment to solidarity with society and full cooperation with the relevant authorities.

Activities in 2003

• Spain
The plan to review money-laundering issues drawn up for 2002-2003 covering the whole branch network of all the Group's units in Spain was concluded. Issues regarding identification and knowledge of the customer, documentation and files, the criteria used to analyze operations and training were all reviewed. This work underscored the high degree of awareness reached in these issues by branches and the adequacy of the measures and procedures implemented.

The rest of the Group's subsidiaries in Spain that are subject to meeting the prevailing regulations (broker-dealers, fund and asset management entities, finance companies, insurance firms, card issuers, real estate development) also checked the proper functioning of their money-laundering systems, through reviews conducted during 2003.

Patagon Bank, our direct banking unit, has powerful IT tools to control and analyze operations that could involve money-laundering in order to offset the greater risk of this type of business.

Santander Central Hispano Bolsa has developed and launched specific software to control its brokerage operations and which could involve money-laundering.

• Units abroad
Like every year on the spot reviews were also carried out in all money-laundering prevention departments abroad in order to verify their functioning and adjustment to the Group's policies. Measures were also established and new procedures implemented that enable us to continue to be one of the reference entities in the Group's respective countries in prevention of money-laundering.

The Group's focus in 2003 in providing its units with advanced technology tools were applications for centralized control of risk operations, complementing decentralized control applications. These tools are already being used or tested in Puerto Rico, Brazil, Colombia, Venezuela and Argentina.

The branches in Europe have a well developed version of this application for revision and centralized control of operations and management of the control lists (EU regulations).

• Private banking and subsidiaries in Spain
In situ revision programmes have also been put into effect in all the Group's units, verifying and guaranteeing compliance with policies, as well as the suitability of control systems and analysis of operations underway.

All units also incorporated in 2003 an application to control and detect significant public persons, which guarantees fulfilment of the strict acceptance policies for this type of client. Banco Santander Suiza installed two new applications, one for centralized review of sensitive operations and the other for control of those involved.

The Wolfsberg Group, of which Santander Central Hispano is a founder member, has played an active role in the International Registry of Banks Project, jointly developed with SWIFT.

Main indicators of activities

	Number of units reviewed	Number of operations reviewed	Number of files reviewed by UPBC's	Number of notified operations	Number of training sessions	Attendees at training courses
Spain	25	6,890,379	982	139	84	9,781
Abroad	34	7,867,837	5,048	2,333	945	6,032
International Private Banking	10	36,361	713	19	42	623

Summary 2003

January

- CC Holding, the parent company of the consumer finance units in Europe, is integrated into HBF Banco Financiero (Hispamer) to form Santander Consumer Finance, enabling the Group to optimize its structure in this business.

- Launch in Spain of the *Superselección* Fund, which captured EUR 1,500 million in 15 days.

- JP Morgan Chase appoints the Santander Group as its sub custodian in Spain, consolidating our leadership in this business with more than EUR 200,000 million.

February

- Liffe, the international financial futures and options exchange based in London, appointed the Santander Group as a market maker for futures traded on Spain's main shares, as well as Nokia, making us the reference entity for this type of product in Europe.

March

- Agreements with Sanpaolo IMI to acquire 50% of the Italian consumer finance company Finconsumo for EUR 140 million, giving the Santander Group 100% control of this company. Sanpaolo, in return, acquired 50% of Allfunds, the advisory and distribution platform for funds, leaving Santander with the other 50%.

- The stake in Japan's Shinsei Bank was raised from 6.5% to 11.4% for EUR 83 million.

- The agreement with Bank of America under which it acquired 24.9% of Grupo Financiero Santander Serfin for US$1,600 million came into effect.

- PricewaterhouseCoopers and Investor Research Group publish reports highlighting the transparency and quality of the information provided by the Santander Group to analysts and investors.

April

- The stake in the Argentine pensions and insurance group Origenes is increased from 39.2% to 59.2%, in accordance with the agreements signed in 2000 with Bank of Boston.

- The magazine *Global Finance* designates the Santander Group the best bank in Latin America. Santander Chile is named the best bank in Chile.

May

- Agreements with The Royal Bank of Scotland Group to acquire the private banking business in Latin America of its subsidiary Coutts & Co and in return Santander sells it the credit card business and portfolio of personal loans of Santander Direkt Bank, its subsidiary in Germany.

- Santander is the first Spanish bank to join the Chicago Board of Trade, one of the largest boards of trade of listed options and futures.

- *Business Week* says the Santander Group is one of the European companies that has made the most progress in corporate governance.

June

- The AGM approves new corporate governance and transparency measures that put the Group on a par with the best international practices.They are: the elimination of anti-takeover measures, maximum transparency in remuneration with a detailed breakdown for directors and approval of the Regulations of Shareholders' Meetings.

- The Spanish Association of Accounting and Auditing (AECA) awards the Group its prize for the best financial information on Internet in 2003 by an Ibex-35 company.

- Santander exercises its option to acquire from The Royal Bank of Scotland Group its stake of 12.74% in Banco Santander Portugal, raising it to 97.95%.

July

- Purchase from the insurance group MetLife of 20% of Santander Central Hispano de Seguros y Reaseguros, linked to the sale of 20% of MetLife Iberia

- Sale of the two subsidiaries in the Philippines, Banco Santander Philippines Inc. and Santander Investment Securities Philippines Inc., to that country's Banco de Oro, under the strategy of concentrating on the main markets in Europe and Latin America.

- Launch of new mortgage products with the best conditions in the market including *Hipoteca Superoportunidad*, which was the star product during the second half of 2003 (EUR 5,000 million captured).

- Launch of the first issue of territorial bonds (EUR 2,000 million).

- Fifth meeting of the Group's executives attended by 1,000 people from around the world, where the guidelines and goals for the next three years were laid down.

- The magazine *Euromoney* designates the Santander Group the best bank in Latin America for the second year running. Santander Chile received the prize for Chile for the fourth straight year, Banco de Venezuela for the third year and Banco Totta in Portugal for the second year.

August

- A new General Code of Conduct and a Code of Conduct in the Securities Market are approved by the Board of Directors on July 28.

- The Bank of Spain approves Santander's internal calculation method for statistical coverage of the non-performing loans of corporate banking in Spain, in line with the upcoming requirements of the Bank for International Settlements (Basle II).

September

- CC-Bank in Germany merges with Santander Direkt Bank.

- Closure of the branch in Milan and of equity business in three other European cities in order to concentrate this business in Spain and Portugal.

- *The Banker* awards the Santander Group its prize as the best bank in Latin America for the third time in four years. Its subsidiaries in Chile, Venezuela and Portugal were also singled out.

October

- Agreement with the Italian insurance company Generali under which Santander acquires 20% of Santander Central Hispano Seguros y Reaseguros for 100% control and sells it 13.22% of Banco Vitalicio de España.

- Launch of Santander Alternative Investment, which specializes in alternative fund management, a market in clear expansion, in order to maximize returns and maintain a known and controlled level of risk.

November

- The stake in Cepsa is increased from 12.13% to 32%, after the takeover offer.

- Santander sells 5.99% of Antena 3TV, bringing the total stake sold in 2003 to 20.21%.

- The rating agency Fitch lifts the Group's short- and long-term ratings, as well as those for financial strength. Moody's also raises its long-term rating and for financial strength.

- *Latin Finance* selects the Santander Group as the best bank in Latin America. Santander Santiago is again chosen as the best bank in Chile.

December

- Agreement with Vidacaixa to sell Santander Central Hispano Previsión, which handles life insurance and externalization of pension funds. This completed the reorganization of the Group's insurance business which included the MetLife and Generali operations. The strategy in pensions focuses on management and development of occupational pension plans.

- The Santander Group receives for the seventh year running the prize for transparency and the best annual report of a Spanish company from the magazine *Actualidad Económica*.

- After purchases undertaken throughout the year, the Group has stake in San Paolo IMI of 8.6% at the end of the year (5.2% by December 2002)

4. Historical data 1991-2003

	2003		2002	2001	2000	1999
	Mill. US$	**Mill. euros**	Mill. euros	Mill. euros	Mill. euros	Mill. euros
Balance sheet						
Total assets	444,311.4	351,790.5	324,208.1	358,137.5	348,928.0	256,438.5
Loans	217,872.6	172,504.0	162,973.0	173,822.0	169,384.2	127,472.1
Total customer funds	409,086.7	323,900.8	304,893.0	331,378.9	303,098.5	232,232.3
On-balance sheet	271,542.3	214,997.9	211,555.1	236,132.4	214,450.3	153,756.6
Off-balance sheet	137,544.4	108,903.0	93,337.9	95,246.5	88,648.2	78,475.7
Shareholders' equity	23,193.4	18,363.7	17,594.2	19,128.4	17,797.9	8,026.2
Total managed funds	581,855.9	460,693.5	417,546.0	453,384.0	437,576.1	334,914.1
Income statement						
Net interest revenue	8,987.0	7,958.3	9,358.7	10,256.8	8,289.6	6,669.9
Basic revenue	13,696.6	12,128.9	13,647.9	14,878.5	12,302.6	9,747.1
Net operating income	6,460.1	5,720.7	5,565.8	5,944.5	4,688.6	3,479.0
Income before taxes	4,631.6	4,101.4	3,508.7	4,237.3	3,774.0	2,715.6
Net attributable income	2,948.3	2,610.8	2,247.2	2,486.3	2,258.1	1,575.1
	2003		2002	2001	2000	1999
	US$	**euros**	euros	euros	euros	euros
Per share data*						
Net attributable income	0.6183	0.5475	0.4753	0.5447	0.5369	0.4294
Dividend	0.3826	0.3029	0.2885	0.2885	0.2735	0.2275
Price	11.86	9.39	6.54	9.41	11.40	11.24
Market capitalization (millions)	56,551.2	44,775.3	31,185.4	43,844.6	51,986.7	41,226.0

Note: All pre-1999 figures are proforma and basically correspond with the aggregate of the Santander and BCH Groups, excluding per share data.
(*).- Figures adjusted to stock splits and capital increases. Euro / US$ = 1.2630 (balance sheet) and 1.1293 (income statement)

Main financial magnitudes


Total managed funds
Billion euros
480
400
320
240
160
80
91 92 93 94 95 96 97 98 99 00 01 02 03
Loans
Billion euros
180
150
120
90
60
30
91 92 93 94 95 96 97 98 99 00 01 02 03

1998	1997	1996	1995	1994	1993	1992	1991
Mill. euros	Mill. euros	Mill. euros	Mill. euros	Mill. euros	Mill. euros	Mill. euros	Mill. euros
235,804.7	226,715.1	188,823.3	166,371.5	153,622.8	140,572.9	102,107.0	90,503.1
112,383.2	101,112.7	78,480.3	66,051.1	62,886.3	54,938.0	51,648.8	48,973.6
201,795.7	187,411.8	136,723.2	115,755.8	101,047.5	80,124.2	66,542.3	59,823.2
132,291.0	135,976.3	101,399.6	95,676.5	82,580.2	65,268.6	58,025.5	56,444.2
69,504.7	51,435.5	35,323.6	20,079.3	18,467.3	14,855.6	8,516.8	3,379.0
8,777.8	6,334.1	5,992.1	5,667.7	6,219.8	5,570.2	5,417.4	5,287.9
305,309.4	278,150.7	224,147.0	186,450.8	172,090.0	155,428.5	110,623.8	93,882.1
6,190.1	4,982.0	4,079.5	3,751.1	3,544.3	3,258.6	3,151.3	3,135.0
8,941.1	7,092.9	5,561.8	5,057.0	4,702.9	4,217.4	4,058.7	3,939.9
2,949.4	2,354.8	1,700.7	1,426.8	1,201.6	1,929.5	1,444.0	1,470.6
2,154.0	1,747.9	1,287.6	1,031.5	1,125.8	1,189.6	1,115.2	1,213.9
1,249.8	923.4	715.8	529.7	615.6	689.9	671.8	735.9
1998	1997	1996	1995	1994	1993	1992	1991
euros	euros	euros	euros	euros	euros	euros	euros
0.3816	0.3396	0.2644	0.2314	0.2305	0.2464	0.2224	0.2043
0.1883	0.1803	0.1503	0.1382	0.1202	0.1202	0.1082	0.0992
8.48	7.65	4.17	3.05	2.48	2.75	1.79	1.66
31,035.4	21,962.8	11,260.4	8,267.9	7,889.4	8,049.8	5,823.9	6,941.7


Net attributable income
Million euros
2,700
2,250
1,800
1,350
900
450
91 92 93 94 95 96 97 98 99 00 01 02 03
Dividend per share
Euros
0.30
0.25
0.20
0.15
0.10
0.05
91 92 93 94 95 96 97 98 99 00 01 02 03

5. Financial statements of the Group's main entities

Banks in Spain and other European countries

Thousand euros	Santander Central Hispano		Banif		SCH Investment	
	2003	2002	**2003**	2002	**2003**	2002
Income statement						
Net interest revenue	**4,169,660**	**3,739,269**	**19,779**	**22,853**	**32,911**	**52,984**
Net fees and commissions	1,301,821	1,198,253	71,704	65,863	141,901	103,042
Basic revenue	**5,471,481**	**4,937,522**	**91,483**	**88,716**	**174,812**	**156,026**
Trading gains	(1,487,126)	(304,818)	3,907	1,868	1,559	(3,650)
Net operating revenue	**3,984,355**	**4,632,704**	**95,390**	**90,584**	**176,371**	**152,376**
Personnel and general expenses	(2,133,773)	(2,149,325)	(51,379)	(52,227)	(38,088)	(43,188)
a) Personnel expenses	(1,436,841)	(1,494,490)	(33,233)	(34,279)	(23,541)	(23,259)
b) General expenses	(696,932)	(654,835)	(18,146)	(17,948)	(14,547)	(19,929)
Depreciation	(253,308)	(271,527)	(6,352)	(5,812)	(1,590)	(2,141)
Other operating costs	(117,565)	(122,383)	(315)	(270)	(283)	172
Net operating income	**1,479,709**	**2,089,469**	**37,344**	**32,275**	**136,410**	**107,219**
Income from equity-accounted holdings	—	—	—	—	—	—
Other income	542,703	(274,229)	(4,687)	(7,939)	—	(3,937)
Net provisions	(575,212)	(401,270)	(3,018)	(2,907)	752	(1,527)
Goodwill amortization	—	—	2,880	—	(2,260)	—
Income before taxes	**1,447,200**	**1,413,970**	**32,519**	**21,429**	**134,902**	**101,755**
Net consolidated income	**1,445,033**	**1,376,178**	**22,217**	**13,256**	**97,234**	**79,385**
Minority interests	—	—	—	—	—	—
Net attributable income	**1,445,033**	**1,376,178**	**22,217**	**13,256**	**97,234**	**79,385**
Balance sheet						
Loans	81,896,844	76,422,038	618,670	492,905	1,748,337	1,408,377
Due from banks	58,241,650	34,796,547	2,273,266	2,756,001	2,788,616	2,892,966
Investment securities	40,448,822	50,612,323	38,416	41,708	153,051	199,242
Tangible and intangible assets	1,500,405	1,903,392	21,327	24,543	1,730	2,980
Other assets	16,577,696	15,565,257	133,564	75,524	359,957	272,487
Total assets / liabilities	**198,665,417**	**179,299,557**	**3,085,243**	**3,390,681**	**5,051,691**	**4,776,052**
Customer deposits	82,792,758	87,831,465	2,213,021	2,895,941	2,206,014	2,479,730
Debt securities	11,932,465	4,910,788	—	—	—	—
Subordinated debt	13,280,712	15,524,988	—	—	—	—
Due to banks	54,999,537	33,300,203	526,514	217,295	2,057,183	1,723,351
Other liabilities	17,652,516	19,535,102	206,320	108,780	549,727	336,438
Group capital and reserves *	18,007,429	18,197,011	139,388	168,665	238,767	236,533
Other managed funds (off-balance sheet)	—	—	**3,246,427**	**3,047,963**	—	—
Mutual funds	—	—	2,032,568	1,768,645	—	—
Pension funds	—	—	—	—	—	—
Managed portfolios	—	—	1,213,859	1,279,318	—	—
Customer funds	**108,005,935**	**108,267,241**	**5,459,448**	**5,943,904**	**2,206,014**	**2,479,730**
Total customer funds	**198,665,417**	**179,299,557**	**6,331,670**	**6,438,644**	**5,051,691**	**4,776,052**

(*).- Includes the income for the year.

Banks in Spain and other European countries

Thousand euros	Grupo Santander Consumer Finance (1)		Patagon Bank	
	2003	2002	**2003**	2002
Income statement				
Net interest revenue	**866,111**	**652,318**	**16,168**	**31,095**
Net fees and commissions	102,043	131,662	8,550	5,735
Basic revenue	**968,154**	**783,980**	**24,718**	**36,830**
Trading gains	46,523	(13,484)	7,685	2,858
Net operating revenue	**1,014,677**	**770,496**	**32,403**	**39,688**
Personnel and general expenses	(382,345)	(352,850)	(23,799)	(34,765)
a) Personnel expenses	(196,013)	(188,619)	(7,121)	(13,033)
b) General expenses	(186,332)	(164,231)	(16,678)	(21,732)
Depreciation	(27,995)	(49,030)	(1,329)	(1,229)
Other operating costs	583	17,222	(1,393)	(1,138)
Net operating income	**604,920**	**385,838**	**5,882**	**2,556**
Income from equity-accounted holdings	13,757	9,084	—	—
Other income	14,046	45,917	2,059	(95)
Net provisions	(240,932)	(156,741)	(6,458)	(2,015)
Goodwill amortization	(63,886)	(327)	—	—
Income before taxes	**327,905**	**283,771**	**1,483**	**446**
Net consolidated income	**202,560**	**200,616**	**1,483**	**446**
Minority interests	7,621	5,309	—	—
Net attributable income	**194,939**	**195,307**	**1,483**	**446**
Balance sheet				
Loans	16,554,053	12,905,459	306,536	115,779
Due from banks	1,711,654	2,091,627	2,374,982	2,059,223
Investment securities	72,065	147,449	—	198,703
Tangible and intangible assets	101,870	162,465	887	—
Other assets	980,845	1,468,309	36,460	73,434
Total assets / liabilities	**19,420,487**	**16,775,309**	**2,718,865**	**2,447,139**
Customer deposits	9,429,827	3,930,444	2,637,035	2,355,527
Debt securities	2,991,064	1,244,978	—	—
Subordinated debt	312,027	191,589	14,000	14,000
Due to banks	4,521,848	8,262,313	5,305	2,359
Other liabilities	1,430,657	1,537,708	32,417	46,628
Group capital and reserves *	735,064	1,608,277	30,108	28,625
Other managed funds (off-balance sheet)	—	—	—	—
Mutual funds	—	—	—	—
Pension funds	—	—	—	—
Managed portfolios	—	—	—	—
Customer funds	**12,732,918**	**5,367,011**	**2,651,035**	**2,369,527**
Total customer funds	**19,420,487**	**16,775,309**	**2,718,865**	**2,447,139**

(1) 2002 includes pro-forma data with the figures for CC-Bank and the AKB Group at 31/12/2002. Net attributable income discounting the amortization of goodwill linked to the purchase of CC-Bank Group would be 258,525,000 euros in 2003, 32.68% more than in 2002.

(*) Includes the income for the year.

Banks in Spain and other European countries

Thousand euros	Banco Totta		Cia de Crédito Predial		BS Portugal	
	2003	2002	**2003**	2002	**2003**	2002
Income statement						
Net interest revenue	**204,786**	**217,398**	**199,074**	**216,300**	**106,746**	**108,941**
Net fees and commissions	132,843	103,340	41,095	29,714	47,985	36,046
Basic revenue	**337,629**	**320,738**	**240,169**	**246,014**	**154,731**	**144,987**
Trading gains	3,587	8,229	(5,791)	(3,809)	781	(4,211)
Net operating revenue	**341,216**	**328,967**	**234,378**	**242,205**	**155,512**	**140,776**
Personnel and general expenses	(197,450)	(206,341)	(98,400)	(100,035)	(74,291)	(76,173)
a) Personnel expenses	(126,760)	(132,749)	(63,855)	(65,346)	(50,493)	(51,010)
b) General expenses	(70,690)	(73,592)	(34,545)	(34,689)	(23,798)	(25,163)
Depreciation	(28,494)	(32,074)	(14,531)	(16,322)	(8,194)	(7,510)
Other operating costs	(3,777)	(2,094)	(755)	(880)	(628)	(535)
Net operating income	**111,495**	**88,458**	**120,692**	**124,968**	**72,399**	**56,558**
Income from equity-accounted holdings	—	—	—	—	—	—
Other income	11,209	(18,428)	(24,786)	(16,178)	(19,444)	(6,306)
Net provisions	(35,439)	(18,946)	(38,757)	(20,750)	(910)	(10,645)
Goodwill amortization	—	—	—	—	—	—
Income before taxes	**87,265**	**51,084**	**57,149**	**88,040**	**52,045**	**39,607**
Net consolidated income	**86,637**	**47,431**	**49,549**	**72,839**	**36,745**	**33,107**
Balance sheet						
Loans	6,164,465	6,244,247	6,489,693	8,418,478	3,384,141	4,142,575
Due from banks	10,776,974	9,076,080	3,191,524	653,096	706,251	516,775
Investment securities	7,118,175	3,387,456	3,753,573	594,172	491,093	246,893
Tangible and intangible assets	223,318	238,538	167,537	175,145	61,309	58,673
Other assets	669,412	634,870	384,240	544,392	281,658	454,400
Total assets / liabilities	**24,952,344**	**19,581,191**	**13,986,567**	**10,385,283**	**4,924,452**	**5,419,316**
Customer deposits	7,907,779	8,628,755	2,960,865	3,305,424	1,907,572	2,072,407
Debt securities	4,212,924	2,621,580	3,457,853	425,085	1,292,102	490,651
Subordinated debt	667,975	762,350	437,607	437,606	261,869	261,869
Due to banks	9,589,068	5,169,473	6,213,959	5,252,260	983,986	1,941,039
Other liabilities	636,588	439,556	271,453	368,788	161,806	372,374
Group capital and reserves *	1,938,010	1,959,477	644,830	596,120	317,117	280,976

(*).- Includes the income for the year.

Banks in Latin America

	Banespa		BS Brasil		Grupo Finan. Santander Serfin	
	2003	2002	**2003**	2002	**2003**	2002
	Brazilian real 000		*Brazilian real 000*		*New mexican peso 000*	
Income statement						
Net interest revenue	**2,650,502**	**3,827,403**	**537,035**	**1,716,683**	**9,574,252**	**9,733,297**
Net fees and commissions	882,098	887,885	449,031	324,819	4,926,038	4,279,722
Basic revenue	**3,532,600**	**4,715,288**	**986,066**	**2,041,502**	**14,500,290**	**14,013,019**
Trading gains	30,227	(26,065)	532,697	(375,641)	940,941	1,550,861
Net operating revenue	**3,562,827**	**4,689,223**	**1,518,763**	**1,665,861**	**15,441,231**	**15,563,880**
Personnel and general expenses	(1,790,833)	(1,585,021)	(824,003)	(648,518)	(7,557,738)	(7,825,750)
a) Personnel expenses	(1,154,428)	(1,041,463)	(467,756)	(386,998)	(3,895,852)	(4,000,900)
b) General expenses	(636,405)	(543,558)	(356,247)	(261,520)	(3,661,886)	(3,824,850)
Depreciation	(184,430)	(129,316)	(133,524)	(104,940)	(642,179)	(586,672)
Other operating costs	(48,457)	(64,931)	(50,284)	(121,714)	314,119	(167,665)
Net operating income	**1,539,107**	**2,909,955**	**510,952**	**790,689**	**7,555,433**	**6,983,793**
Income from equity-accounted holdings	—	—	—	—	112,883	83,206
Other income	684,851	403,313	(189,656)	(263,831)	(751,592)	(868,043)
Net provisions	(251,854)	(301,772)	(160,267)	(281,157)	(126,474)	(49,005)
Goodwill amortization	—	—	—	—	—	(14,895)
Income before taxes	**1,972,104**	**3,011,496**	**161,029**	**245,701**	**6,790,250**	**6,135,056**
Net consolidated income	**1,780,070**	**2,818,149**	**(12,556)**	**3,490**	**6,176,471**	**6,004,538**
Balance sheet						
Loans	5,667,102	5,247,107	7,741,842	6,546,198	94,579,020	79,852,211
Due from banks	8,775,404	8,416,366	7,696,632	6,496,544	49,623,819	31,012,906
Investment securities	10,286,265	10,664,190	8,492,219	8,205,851	82,363,673	96,118,675
Tangible and intangible assets	1,224,363	786,189	547,223	607,341	5,115,310	5,237,035
Other assets	4,746,857	3,759,352	2,447,322	2,825,617	14,054,399	10,353,849
Total assets / liabilities	**30,699,991**	**28,873,205**	**26,925,238**	**24,681,551**	**245,736,221**	**222,574,676**
Customer deposits	11,461,014	11,074,893	6,945,705	7,081,555	69,921,493	68,151,126
Debt securities	—	—	25,736	550,174	101,202,057	80,739,014
Subordinated debt	—	—	—	—	—	2,246,178
Due to banks	5,902,878	4,312,440	16,667,483	13,274,615	22,524,031	33,797,153
Other liabilities	8,131,437	9,180,218	1,726,550	3,018,762	25,332,423	15,887,076
Group capital and reserves *	5,204,662	4,305,654	1,559,764	756,446	26,756,217	21,754,129

(*).- Includes the income for the year.

Exchange rates: currency/euro parity						
Year-end	3.6646	3.7124	3.6646	3.7124	14.1772	10.9972
Average	3.4593	2.6358	3.4593	2.6358	12.1770	9.0595

Banks in Latin America

	BS Chile		BS Puerto Rico		Banco de Venezuela	
	2003	2002	**2003**	2002	**2003**	2002
	Chilean peso MM.		US dollar 000		Venezuelan bolivar MM.	
Income statement						
Net interest revenue	**425,632**	**461,597**	**171,121**	**203,793**	**530,146**	**402,341**
Net fees and commissions	93,079	79,101	25,182	24,708	132,575	107,425
Basic revenue	**518,711**	**540,698**	**196,303**	**228,501**	**662,721**	**509,766**
Trading gains	31,018	24,809	22,185	19,583	39,512	157,176
Net operating revenue	**549,729**	**565,507**	**218,488**	**248,084**	**702,233**	**666,942**
Personnel and general expenses	(223,832)	(234,427)	(142,546)	(139,849)	(295,225)	(270,492)
a) Personnel expenses	(121,173)	(138,208)	(69,960)	(71,771)	(127,479)	(107,863)
b) General expenses	(102,659)	(96,219)	(72,586)	(68,078)	(167,746)	(162,629)
Depreciation	(34,684)	(36,549)	(17,301)	(20,454)	(42,326)	(40,221)
Other operating costs	(3,667)	(24,667)	19,582	440	(19,263)	(24,601)
Net operating income	**287,546**	**269,864**	**78,223**	**88,221**	**345,419**	**331,628**
Income from equity-accounted holdings	—	—	—	—	—	—
Other income	22,545	(27,029)	3,717	363	(49,605)	(34,027)
Net provisions	(65,617)	(63,950)	(49,745)	(63,631)	(19,628)	(97,103)
Goodwill amortization	—	—	(2,694)	(4,314)	—	—
Income before taxes	**244,474**	**178,885**	**29,501**	**20,639**	**276,186**	**200,498**
Net consolidated income	**207,043**	**157,308**	**29,501**	**20,639**	**259,513**	**196,483**
Balance sheet						
Loans	6,504,270	7,095,198	3,926,481	3,806,804	1,776,037	1,581,334
Due from banks	663,914	465,298	561,822	603,763	2,295,883	954,850
Investment securities	1,595,941	1,742,171	1,700,784	2,364,575	1,319,351	797,989
Tangible and intangible assets	278,554	283,180	92,208	154,059	289,323	334,227
Other assets	791,167	955,222	191,223	144,077	140,293	197,082
Total assets / liabilities	**9,833,846**	**10,541,070**	**6,472,518**	**7,073,278**	**5,820,887**	**3,865,483**
Customer deposits	5,756,630	6,354,455	3,893,312	3,737,505	4,903,229	3,042,388
Debt securities	1,581,406	1,857,140	358,870	347,455	—	—
Subordinated debt	401,651	464,145	—	—	—	—
Due to banks	917,702	688,265	1,550,166	2,247,647	22,877	95,679
Other liabilities	158,997	213,864	187,810	242,125	172,168	85,406
Group capital and reserves *	1,017,460	963,200	482,360	498,546	722,613	642,010

(*).- Includes the income for the year.

Exchange rates: currency/euro parity						
Year-end	748.3910	755.3269	1.2630	1.0487	2,018.2857	1,464.7722
Average	778.6707	646.9462	1.1293	0.9420	1,814.0590	1,026.3904

6. General Information

Banco Santander Central Hispano, S.A.

The parent bank of the Santander Group was established on March 21, 1857 and incorporated in its present form by a public deed executed in Santander, Spain, on January 14, 1875, recorded in the Mercantile Registry (Finance Section) of the Government of the Province of Santander, on folio 157 and following, entry number 859. The Bank's by-laws were amended to conform with current legislation regarding limited liability companies. This amendment was registered on June 8, 1992, and entered in the Mercantile Registry of Santander (volume 448, general section, folio 1, page 1,960).

The Bank is also recorden in the Special Registry of Banks and Bankers 0049, and its fiscal identification number is A-39000013. It is a member of the bank Deposit Guarantee Fund

Registered Office

The corporate by-laws and additional public information regarding the company may be inspected at its registered office at Paseo de la Pereda, numbers 9 to 12, Santander.

Operational Headquarters

Plaza de Canalejas, 1
28014 Madrid (Spain)
Telephone: +(34) 91 558 11 11

Shareholders' Office

Plaza de Canalejas, 1
28014 Madrid (Spain)
Telephone: +(34) 91 526 96 97 - 902 11 17 11
Fax: +(34) 91 558 20 32
accionistas@gruposantander.com

Investor Relations

Plaza de Canalejas, 1
28014 Madrid (Spain)
Telephone: +(34) 91 558 13 69
Fax: +(34) 91 522 66 70
investor@gruposantander.com

Attention to Customers

In its aim to provide excellent service, Banco Santander Central Hispano has the following units at the disposal of its customers:

Customer Attention Department

Plaza de Canalejas, 1
28014 Madrid (Spain)
Telephone: +(34) 91 558 18 60
Fax: +(34) 91 558 17 13.

Ombudsman

Mr. José Luis Gómez-Dégano.
PO Box 14019
28080 Madrid (Spain)

Corporate website

www.gruposantander.com

This report has been printed on ecology-friendly paper and has been produced in an environmentally friendly way

Design: _nuevacocina_diseño y comunicación.

Photographs: archivo Grupo Santander, Carlos Díez Polanco, Javier Vázquez y Fernando López.

Printing: Litofinter, S.A.

Depósito Legal: M-16.011-2004

ITEM 2

Report on the Auditing and Compliance Committee 2003


Grupo
Santander

Report of the Auditing and Compliance Committee 2003

The Auditing and Compliance Committee was created in 1986 as the Auditing Committee. Underpinned by its own functioning and by the 18th additional regulation of the Securities Market Law and articles 39 of the corporate by-laws and 14 of the Regulations of the Board of Directors, it conducts its activity under the auspices of the Board. It operates in line with the recommendations of the Olivencia and Aldama reports; its main functions are to assess the information systems and the accounting verification, oversee the independence of the auditing firm and review the internal control and compliance systems of the Bank and its Group.

Appendix I contains the articles of the By-laws and the Boards Regulations that regulate the Auditing and Compliance Committee.

One of its functions is to report to the Shareholders' Meeting on matters of its responsibility and also review, before it is disseminated, regular financial information over and above the annual report which is sent to the markets and the supervisory bodies. The Committee reviews the Bank's and the Group's accounts, oversees fulfilment of the legal requirements and correct application of generally accepted accounting principles and reports on proposed changes to the accounting principles and criteria suggested by management.

The Committee proposes to the Board a selected auditing firm, the conditions of the contract, the scope of its professional mandate and, where appropriate, revoking or not its appointment. It oversees the independence of the firm and pays particular attention to those circumstances or issues that could put it at risk and any others related to the auditing process.

In order to carry out this task, the Committee supervises the Internal Auditing services that report to the Board and acquires full knowledge of the financial information and internal control systems.

The Committee assesses its work during the year.

The members of the Committee, who have the necessary experience for carrying out their functions, have direct and constant contact with the external and internal auditors and with the Bank's executives in order to acquire knowledge and information on the Group.


Internat control and the drawing up and auditing of financial statements
Internal Auditing
Internal Control System
Others
Financial Managemen
Asset Management
Deposits
Credit Risk
Market Risks
External Auditing
External Auditing
Financial Statements
Internal Auditing

Report of the Auditing and Compliance Committee 2003

The Committee has six members, all of them non-executive directors, five of whom are independent:

Manuel Soto Serrano, Chairman
Juan Abelló Gallo, Member
Fernando de Asúa Álvarez, Member
Rodrigo Echenique Gordillo, Member
Abel Matutes Juan, Member
Luis Alberto Salazar-Simpson Bos, Member
Ignacio Benjumea Cabeza de Vaca, Secretary

The Chairman of the Committee is the Bank's Fourth Vice-Chairman and an independent director who has wide experience of financial and accounting information and also coordinates the same category of directors. More information in Appendix II.

The Secretary of the Committee, who can speak at meetings but not vote, is the Secretary of the Board who is also the Secretary General. This makes for a smooth and effective relation with the Group's different units that must provide collaboration or information to the Committee.

The Committee, which has to meet as many times as it is called by agreement of the Committee or of its Chairman, and, at least, four times a year, held 13 meetings in 2003, with each member putting in an estimated 60 hours.

The Committee is validly constituted when at least half of its members attend or are represented at a meeting. Its agreements are adopted by a majority vote, and members can delegate their representation in another member, but no one can have more than two representations.

The Committee is empowered to request the assistance of any member of the management team or employee.

It can also request the help of experts, applying for these purposes the terms of article 24 of the Board's Regulations.

Activities

The Auditing and Compliance Committee developed during 2003 the functions within its scope. There were also some specific developments of particular importance, linked to its functions. This report summarizes the main activities, grouping them on the basis of their exposure to the Committee's different functions.

1. Financial Information

The Committee dedicated particular attention to reviewing the Bank's and the Group's annual accounts as well as their quarterly financial statements, before they were approved. The Committee received the drafts of the statements and held meetings with the Group's internal auditor and his team in order to know, with sufficient time, the process for drawing up and consolidating the quarterly statements and the individual and consolidated annual accounts, to verify that they meet the applicable accounting principles and rules and so ensure their correct reflection in the balance sheets and income statements; and of the Bank's and the Group's equity and financial position. The Committee reported favourably on the annual and quarterly statements.

Closely related to reviewing the financial statements and the processes followed for drawing up the accounts, the Committee also developed mechanisms to improve the analysis of financial information. It received detailed information on the new developments regarding international accounting and financial information rules.

Meanwhile, the Bank's listing on the New York Stock Exchange means that it has to periodically draw up statements and financial information in line with US accounting requirements. The Committee was regularly informed of the rules to be applied for bringing the Bank's and the Group's accounts into line with US accounting regulations (US GAAP), as well as the result of the reconciliation.

[illegible] the [illegible] and Compliance [illegible]

2. Auditing firm

The Committee, at its meeting of January 27, 2003, proposed the re-election of Deloitte & Touche as the auditor. Its mandate expired in 2003. The Board agreed to submit the proposal to the Shareholders' Meeting held on June 21, 2003, which approved it. As a result, Deloitte and Touche has been the external auditing firm of the consolidated Group in 2003. The Committee also approved the decision of Banco Santander Chile to appoint Price Waterhouse Coopers to audit its consolidated sub-group, while taking adequate measures of co-ordination, through meetings with the Group's main auditor, who has reviewed the work of the external auditing of the Chile consolidated sub-group, to guarantee the quality of the auditing and financial information in this sub-group.

The Committee met 10 times with the external auditor in 2003. Various working meetings were held in order to obtain detailed information on the progress of its works and it paid particular attention, already in 2004, to minutely analyzing with the external auditor the report on the 2003 accounts. The rigorous processes for drawing up the financial statements led once again to a report without a qualified opinion. The Committee obtained from the external auditors their confirmation that they had had full access to the necessary information, as a result of the collaboration provided by all the Group's teams.

The Committee also held meetings with the external auditor in order to be informed about the process for drawing up accounts in accordance with the new international accounting standards (IARS); the planning, defining and execution of the Auditing Plan; and the procedure, requirements and consequences of registering the so-called 20-F Document in the US as a result of the changes introduced by the Sarbanes-Oxley Law. It is important to point out that during 2003, with reference to 2002, the Group presented this document adjusted to the new requirements, including the certifications envisaged in sections 302 and 906 of the Sarbanes-Oxley Law. This required verification of the procedures for gathering and drawing up financial and other types of information, incorporated to this document.

The Committee proposed to the Board the fees to be paid to the external auditor and the scope of its professional mandate.

The fees received by the worldwide firm Deloitte in 2003 amounted to EUR 8.9 million and another EUR 2.2 million for other reports required by legal and tax regulations emanating from the supervisory bodies of the countries where the Group operates, and reviewed by Deloitte.

In the light of all these factors, the Committee believes there are no reasons for questioning the independence of our auditors. For these purposes, and in relation to the criteria established in the "Panel O'Malley " and in other internationally relevant documents the Committee, in order to assess the effectiveness of the external auditor, verified:

1. The relation between auditing fees and those billed by the auditor for other tasks was 0.4 times.

   According to information on the 649 US financial entities whose shares are listed on organized markets, the average fees for services other than those of auditing were 1.1 times those for auditing.

   The services contracted with our auditors meet the requirements set out in Law 44 of November 22, 2002 on Measures to Reform the Financial System, as well as the Sarbanes-Oxley Act of 2002 assumed by the Securities and Exchange Commission (SEC) and in the Board's statutes.

2. The relative share in total fees of those generated by one client: the Group adopted the criteria of not contracting auditing firms whose fees for its services would represent more than 2% of its total.

   The fees paid to the worldwide firm Deloitte in 2003 represented less than 0.1% of its global fees. In the case of Spain, the sum of the fees paid by the Group's units in the country represented less than 1.6% of the business of our main auditor.

3. *Control systems for the operating areas*

The Auditing and Compliance Committee paid particular attention to getting to know and evaluating the internal control systems in the Group's different operating areas: Risks (particularly, credit and market), Retail Banking Networks, Financial Management and Asset Management and Insurance, among others.

The Committee meets the heads of the areas who inform it of the main rules and control procedures established for each area. These control systems are aimed at preventing or minimizing the inherent risks to attain the following objectives: a) adequate and efficient management of the Group's patrimony; b) the reliability of the data supplied to the accounting information systems and c) sticking to the policies set by the Group's management.

The Committee analysed, among other reports, specific ones on reputational and operational risk in the retail banking network in Spain and on the improvements made to its operating control; derivatives and market risk operations in the Group; the control systems in the Asset Management and Insurance area; and on the centralized control function of the Group's operations in Latin America. These reports were presented by those responsible to the respective areas, which has not only allowed for an adequate follow up and control by the Commission but also has increased the familiarity of the members of the Commission with the above mentioned issues.

4. Internal auditing

Appendix III lists the functions and responsibilities of Internal Auditing in the Group.

The Committee has been fully informed by the senior management of the Group's Internal Auditing Division of each of its phases of activity: a) planning of the tasks for the year; b) regular reports on activities carried out during the year and on the conclusions reached; and c) tracking the recommendations and suggestions made in these reports.

The Committee required, when deemed opportune, the presence of the heads of operating areas in order to be informed on the degree of progress in putting into effect the recommendations and suggestions proposed by the internal auditors.

The Committee was informed in detail by members of the Internal Auditing team of its activities in 2003 and of its priorities and plans for 2004.

As well as this general information, the internal auditing services also presented specific reports to the Auditing and Compliance Committee including ones, as an example, on the degree of tracking of the recommendations formulated in the reports on the units in the different countries where the Group operates, the different components of the results covered by "trading gains" in the Group's accounts, specific reviews of the business or support areas and various aspects of the processes, policies and risk control systems.

Top executives of the Internal Auditing team have reported on every meeting of the Auditing and Compliance Commission meetings held in 2003.

5. Compliance and Prevention of Money-laundering

Under the terms of article 14.2.j of the Board's Regulations, the Committee held meetings in 2003 with those in charge of these areas, who explained the procedures and bodies in the Group for developing and implementing these functions, both overall as well as in the different units.

As well as the information on general aspects, there were several circumstances in 2003 in this sphere which gave rise to specific information or interventions by the Committee. The Group put into effect the new Code of Conduct in the Securities Market and the General Code of Conduct, with the changes resulting from the experience acquired during the previous codes and the new requirements established in Law 44 of November 22, 2002. The new codes were submitted to the Auditing and Compliance Committee for their report and subsequent approval by the Board on July 29, 2003. It was immediately implemented in Spain and later, after the necessary adaptations were made to adjust it to the requirements of different local regulations, in the Group's units abroad. The new elements introduced into the regulations on money-laundering by Law 19 of July 4, 2003 resulted in changes in the Group's internal procedures and regulations on these issues, of which the Committee was duly informed. Another novelty in 2003 was that regarding the necessary intervention of the Disclosure Committee in order to draw up the certifications required by sections 302 and 906 of the Sarbanes-Oxley Law. This committee is responsible for verifying the processes related to the gathering of information for the Document 20-F. The Auditing and Compliance Committee was also informed of the situation of these processes and the way to establish the committee in the Group.

Lastly, it is important to point out that within the Compliance unit the Group has been developing since 1999 all the processes related to approval of new products and services for customers, through the New Products Committee. The Auditing Committee was given a full report on this committee and, as a result of the publication by the National Securities Market Commission (CNMV) of the Guide for the Marketing of Financial Products, on the work taking place to draw up the Procedures Manual for the sale of financial products to retail customers which, once checked by the CNMV (in 2004) was approved by the Bank's Executive Committee on February 23. The Bank was the first entity to adhere to the Guide and to obtain the green light from the CNMV for its Manual.

Functions of the Auditing and Compliance Committee

Shareholders
- Inform the Shareholders' Meeting
- Respond to suggestions and complaints (on issues within its powers)

Internal Auditing
Supervise the Division's services:
- Annual planning of work
- Reports on activities
- Tracking of recommendations

Internal Control Systems
Knowledge of internal control in operating areas:
- Credit risks
- Market risks
- Operational and reputational risks
- Retail banking network, etc.

Financial Statements
- Review the annual accounts and information for the National Securities Market Commission
- Knowledge of the financial information process (accounting system and principles, consolidation)

External Auditing
- Propose appointments and fees
- Supervise the auditing process
- Communication channel with the Board
- Clean report with no qualified opinions
- Ensure independence of the auditing

Compliance
Supervise rules and procedures on:
- Prevention of money laundering
- Codes of conduct
- Corporate governance rules
- Response to recommendations of supervisory bodies

6. Corporate Governance

As well as obtaining information on these rules and the degree of implementation and functioning, the Committee dedicated one of its meetings to assessing them. The conclusion reached was that the rules constitute an adequate framework, fully respect the regulations and are in line with the most modern practices of corporate governance.

The most detailed information on the different aspects of these practices is provided in the Annual Report on Corporate Governance (drawn up in accordance with Law 26/2003, Ministerial Order ECO/3722/2003 and the Circular of the National Commission on Securities Market 1/2004, March 17) as well as in the section on corporate governance included in the Annual Report, both of which documents are reviewed by the Committee before they are approved by the Board.

Lastly, the Chairman of the Committee informed the Board, in 2004, about the report issued for this purpose by the Committee.

7. Measures proposed by supervisors

The Committee is also responsible, for reviewing compliance with the actions and measures that are the result of the reports or inspection activities of the official supervisory and control authorities.

The Committee received information on the reports issued by the supervisory authorities of Spain and other countries where the Group operates, having verified the adequate implementation of the measures proposed.

Information to the Board and to Shareholders

In accordance with the Committee's procedures set out at the start of this report, the Chairman informed the Board in detail of the Committee's activities on two occasions in 2003.

The Chairman also informed the Shareholders' Meeting of June 21 2003 about the issues within its scope, and will do the same at the Meeting on June 18 or 19, 2004.

Lastly, and again in accordance with the regulations, one of the Committee's meetings was dedicated to assessing the efficiency and fulfilment of the rules and procedures of governance of the Bank and to prepare information that the Board has to approve and include within its annual public documentation.

Conclusion

During 2003 the Committee focused on the responsibilities assigned to it by the corporate by-laws and the Board's Statutes. It came to very satisfactory conclusions on the quality and transparency of the regular financial information and on the effectiveness of the internal control systems for the Group's main operating processes.

The Committee also expressed its satisfaction at the functioning of the Group's Internal Auditing Division, which collaborates efficiently in ensuring compliance with the Group's internal rules and in identifying possible areas for improvement.

The positive conclusions of the auditing firm on the Group's and the parent Bank's financial statements confirmed the quality of the aforementioned financial information and internal control systems.

Lastly, in the Compliance Area, the Committee is satisfied with the internal processes established to ensure correct fulfilment of the prevailing regulations and of the Group's policies and internal procedures.

Appendix I
Regulations of the Auditing and Compliance Committee

The Auditing and Compliance Committee is regulated by the 18th Additional Disposition of the Securities Market Law (introduced by article 47 of law 44/2002) and by articles 39 of the Corportate Statutes and 14 of the Board's rules.

Following are the articles of the Bank's statutes and regulations pertaining to the Committee's work:

- Article 39 of the By-laws

"An Auditing and Compliance Committee will be established within the sphere of the Board and consist of a minimum of four directors and a maximum of six appointed by the Board. Most of its members must be non-executive directors, understood to be people who do not have management positions in the Bank or in its Group and limit their activities to supervision and collegiate decision-making, an inherent part of being a director.

The Chairman of the Auditing and Compliance Committee is elected by the Board from among its non-executive directors referred to in the previous paragraph and they must be changed every four years. However, they can be re-elected a year after leaving the Board. The Committee will also have a Secretary, who is the Bank's General secretary,. If he is not a director he can speak at meetings but not vote.

The responsibilities of the Committee are:

I. Inform, via its Chairman and/or Secretary, Shareholders' Meetings on issues raised by shareholders regarding matters within their powers.

II. Propose to the Board, for submission to the Shareholders' Meeting, the auditing firm as referred to in article 204 of the Law of Limited Companies.

III. Supervise the internal auditing services.

IV. Know the financial information process and the internal control systems.

V. Maintain relations with the auditor in order to receive information on those issues that could put its independence at risk, and any other issues related to the auditing of accounts, as well as maintain with the auditor those other communications envisaged in the legislation and in the technical rules.

The Committee will meet as many times as it is called by agreement of the Committee or of its Chairman and, at least, four times a year. Any member of the management team or employee, if so called, is required to attend its meetings, collaborate and provide information, and this includes the auditing firm. One of its meetings will be used to assess the efficiency and fulfilment of the rules and procedures of governance of the Bank and to prepare information that the Board has to approve and include within its annual public documentation.

The Committee is validly constituted when at least half of its members attend or are represented at a meeting. Its agreements are adopted by a majority vote among those present or represented, with the Chairman having the casting vote. Members of the Committee can delegate their representation in another member, but no one can have more than two representations, as well as their own. The Committee's agreements will be recorded in a book of minutes which will be signed by everyone including the Chairman and the Secretary.

The Committee, via its Chairman, will inform the Board at least twice a year.

The Committee can seek outside advice.

[illegible] of the Auditing and Compliance [illegible]

The Board is responsible for developing, extending and fulfilling the rules regarding the composition, functioning and powers of the Committee for all issues not specified in these by-laws, respecting that envisaged in them and in the law".

Article 14 of the Board's Regulations

"1. The Auditing and Compliance Committee is made up of a minimum of four and a maximum of six directors, all of them non-executive ones and with a majority of independent directors. It must be chaired by an independent director with the necessary knowledge and experience of accounting techniques and principles.

2. The Committee has the following functions:

a) Inform, via its Chairman and/or Secretary, the Shareholders' Meeting on issues raised by shareholders that are its responsibility.

b) Propose the appointment of the auditing firm, as well as the conditions of the contract, the scope of its professional mandate and, where appropriate, revoke or not its appointment.

c) Review the Bank's and the Group's accounts, oversee fulfilment of the legal requirements and the correct application of the generally accepted accounting principles, as well as report on the proposed changes to the accounting principles and criteria suggested by management.

d) Supervise the internal auditing services.

e) Know the financial information process and the internal control systems.

f) Act as the channel of communication between the Board and the auditing firm, assess the results of each audit and the responses of the management team to their recommendations and mediate in cases of disagreement between the two sides regarding the principles and criteria applicable for drawing up financial statements. In particular, ensure that the final version of the accounts presented by the Board to the Shareholders' Meetings does not contain any qualified opinions.

g) Supervise fulfilment of the auditing contract, ensuring that the opinion on the annual accounts and the principles in the report are clearly and precisely drawn up.

h) Oversee the independence of the auditing firm, paying attention to those circumstances or issues that could put it at risk and any other matters related to the process of auditing, as well as receive information and maintain with the auditor the communication envisaged in legislation and in the technical rules of auditing. And, in particular, verify what is the percentage of fees paid for all types of work against the firm's total, and the years of experience of the partner responsible for the auditing team covering the Bank. The Annual Report will report on the fees paid to the auditing firm, including information on the fees for professional services different from those of auditing.

i) Review before it is disseminated the periodic financial information which, as well as the annual information, is provided to the markets and its supervisory bodies, and ensure that it is drawn up with the same principles and practices as for the annual accounts.

j) Supervise fulfilment of the Group's Code of Conduct in the Securities Markets, the Manuals and the procedures to prevent money laundering and, in general, the Bank's rules of governance and compliance and make the necessary proposals for their improvement. It is also the Committee's duty to receive information and, where appropriate, issue reports on disciplinary measures against senior management officers.

k) Review fulfilment of the actions and measures taken as a result of the reports or inspections of the authorities responsible for supervision and control.

l) Know and, where appropriate, respond to the measures, suggestions and complaints raised by shareholders regarding the functions of the Committee and which are submitted by the Bank's General Secretary.

m) Report on the proposals to change the regulations before any changes are submitted for the Board's approval.



3. The Bank's internal auditing services will report to the Board. Without detriment to this, the auditing services will tend to the information requirements they receive from the Auditing and Compliance Committee in the exercise of its functions.

4. The Committee will meet as many times as it is called by agreement of the Committee or of its Chairman and, at least, four times a year. Any member of the management team or employee, if so called, is required to attend its meetings, co-operate and provide information, and this includes the auditing firm. One of its meetings will be used to assess the efficiency and fulfilment of the rules and procedures of governance of the Bank and to prepare information that the Board has to approve and include within its annual public documentation.

The Committee is validly constituted when at least half of its members attend or are represented at a meeting. Its agreements are adopted by a majority vote among those present or represented, with the Chairman having the tie-breaking vote. Members of the Committee can delegate their representation to another member, but no one can have more than two representations, as well as their own.

5. The Committee can seek outside advice under the terms of article 24 of these regulations.

6. The Committee, via its Chairman, will give a report to the Board at least two times a year."

Appendix II
CV of directors members of the Auditing and Compliance Committee

---

• Chairman:

Manuel Soto Serrano
Fourth Vice-Chairman and Chairman of the Auditing and Compliance Committee.
Non-executive director (independent).
Year of birth: 1940.
Joined the Board in 1999.
Degree in economics and business studies.
Other posts: Vice-Chairman of Indra Sistemas, director of Campofrío Alimentación, Cortefiel and Corporación Financiera Alba.

• Members:

Juan Abelló Gallo
Non-executive director (independent).
Year of birth: 1941.
Joined the Board in 2002.
Doctor in pharmacy.
Other relevant posts: Chairman of Torreal and director of Sacyr-Vallehermoso.

Rodrigo Echenique Gordillo
Non-executive director.
Year of birth: 1946.
Joined the Board in 1988.
Degree in law and state lawyer.
Other relevant posts: former CEO of Banco Santander, Chairman of the Economic and Social Council of the Carlos III University of Madrid and a director of NH Hoteles.

Luis Alberto Salazar-Simpson Bos
Non-executive director (independent).
Year of birth: 1940.
Joined the Board in 1999.
Degree in law and qualified in Treasury and Tax Law.
Other relevant posts: Chairman of Auna.

Fernando de Asúa Álvarez
Non-executive director (independent).
Year of birth: 1932.
Joined the Board in 1999.
Degree in economics and computing science, graduate in business administration and mathematics.
Other relevant posts: Honorary Chairman of IBM Spain and a director of Compañía Española de Petróleos (CEPSA).

Abel Matutes Juan
Non-executive directors (independent)
Year of birth: 1941.
Joined the Board in 2002.
Degree in law and economics.
Other relevant posts: former Foreign Minister and EU Commissioner for the portfolios of Loans and Investment, Financial Engineering and Policy for Small and Medium-sized Companies (1989); North-South Relations, Mediterranean Policy and Relations with Latin America and Asia (1989) and Transport and Energy and Supply Agency of Euroatom (1993).

Appendix III
Circular issued on November 13, 2002 regarding the functions and responsibilities of the internal auditing division

0. Purpose and summary

Internal Auditing is a Division of the Santander Group which supervises the compliance, effectiveness and efficiency of the internal control systems as well as the reliability and quality of the accounting information.

It verifies that the risks inherent in the Group's activity are adequately covered, fulfils the policies set by senior management and oversees the internal and external procedures and regulations.

This circular, which has been approved by the Board of Banco Santander Central Hispano, S.A., brings together and updates the regulations that define the principles, organizational structure, functions and responsibilities of the Division.

1. Sphere affected

All companies, business units, departments and central services that comprise the Santander Group.

2. General instructions

2.1. Principles
Internal Auditing is based on the following principles:

- Independence from the units audited.
- Confidentiality of information handled and the conclusions reached.
- Impartiality, integrity and objectivity: all opinions are based on objective analysis, with no influences, pressures or interests.
- Competency and professionalism, with qualified employees continuously trained and specialized by types of risk and business.
- Quality of work: reasoned and well documented conclusions supported by audits conducted with the same criteria and methodology.
- Focused on creation of value, generating relevant and true reports and supporting the management of the units audited in a spirit of collaboration and with improvement measures.

2.2. Organizational structure

The Group's Internal Auditing Division reports directly to the Board of Banco Santander Central Hispano, S.A. The head of the Internal Auditing Division attends at least two meetings of the Board a year.

The Auditing and Compliance Committee supervises the Internal Auditing services and can request as much information as it deems necessary for the exercise of its functions.

The Internal Auditing Division covers the whole Group and has its headquarters in Spain. It also has delegations in those countries where the Group's presence justifies it, and these units report to the headquarters.

2.3. Functions and powers

The basic functions of Internal Auditing are:

1. *Supervise fulfilment, effectiveness and efficiency of the Group's internal control systems, as well as the reliability and quality of* the accounting information. To do this, it verifies that the risks inherent in the Group's activity are adequately covered. The risks identified within the sphere of the Division are:

a) Accounting risk.
b) Market risk.
c) Credit risk.
d) Operational risk, including the adequate launch of new products.
e) Technology risk.

f) Money-laundering risk.
g) Regulatory risk.
h) Product suitability risk.

2. Verify that the units responsible for exercising control over these risks fulfil their purpose and respect the policies set by senior management, the procedures and the relevant internal and external regulations. It will also analyse the organizational structure and the adequate use of human and material resources.

3. Evaluate the compliance by the Group's different units with the quality system.

4. Conduct special investigations, both on its own account as well as at the request of units, into those cases where employees have committed fraud or there are grounds to believe so.

5. Conduct all those reports and other actions that the Board deems opportune.

In order to carry out these functions, senior management will establish the rules and give precise instructions for coordinating and managing auditing tasks in any company, business unit, department, central service or process belonging to the Santander Group.

The Internal Auditing teams are authorized to have full, free and unrestricted access to all information deemed necessary to attain the objectives set by the Division's management. This includes access to documents, magnetic files, applications and co-operation from employees inside and outside the Group.

The activities of the auditors will scrupulously meet the principles and rules of conduct laid down in the Division's Code of Ethics.

2.4. Responsibilities

The Internal Auditing Division is responsible for establishing the policies and managing the technical and administrative functions. It must:

1. Design and establish a methodology that embraces all aspects of auditing work and evaluate the controls in all the Group's activities.

2. Develop and execute an Auditing Plan, which will be approved by the Board of Directors, to cover its objectives.

3. Carry out the different tasks, managing human and material resources with criteria of efficiency.

4. Keep the Board informed of all the conclusions of its work and provide it and the Auditing and Compliance Committee with as much information as required. It will also inform senior management about all those aspects that interest it.

5. Communicate to the audited units the recommendations issued as a result of the audits, setting a schedule for their implementation and monitoring the process.

6. Conduct audits and special tasks at the request of senior management.

3. Validity date

These instructions come into force as soon as they are received.

This report has been printed on ecology-friendly paper and has been produced in an environmentally friendly way

Design: _nuevacocina_diseño y comunicación.

Printing: Litofinter, S.A.

Depósito Legal: M-www.gruposantander.com

ITEM 3


Annual Report on
Corporate Social Responsibility 2003
Grupo
Santander



REPORT SCOPE



The second Annual Report on Co[illegible] Social Responsibility of the Santander Group is a public de[illegible] that brings together and systemises its commitment to sus[illegible] development.

Doing business on a sustainable ba[illegible]ans taking into account, in decision making, all the players invo[illegible] and the consequences of the decisions, thereby strengthening the [illegible]ficial aspects and minimizing the negative ones.

Sustainability for the Santander Group [illegible]eans understanding long-term management and caring at all tim[illegible] for the social, economic and environmental areas with which we [illegible]eract.

This Report, drawn up from the st[illegible]point of sustainability, examines the indications and recommendations made by the Global Reporting Initiative (GRI), sets out the commitments and activities carried out during 2003 and is aimed at all the interest groups with which the Santander Group is involved.

VISION AND VALUES

Vision

TO BE AMONG THE TOP 10

We want to rank among the world's top 10 banks in terms of market capitalization, and to stay on top

FOCUSED ON EUROPE AND LATIN AMERICA

We are "multi-local", which means we combine a common business model with the best local management. Our focus is Europe and Latin America with a firm bias towards retail banking.

CUSTOMERS AND PRODUCTS

Customer satisfaction and unceasing product innovation are the constants of our day-to-day operations

Values

DYNAMIC MANAGEMENT

Initiative and agility in identifying and exploiting business opportunities before our competitors, and flexibility to adapt to new market trends

FINANCIAL STRENGTH

Our balance sheet strength and prudent risk management are the best possible guarantees of our ability to grow and create long-term shareholder value

INNOVATION

Constant search for new products and services to satisfy the customer's requirements and at the same time outperform our competitors in profitability

LEADERSHIP

Our purpose is to be leaders in all markets where we do business, founded on high quality professionals and a permanent focus on the customer and on performance

Reader's Guide



A message from the Chairman



A STRATEGIC PRIORITY

The following report gives a full account of our activities in the economic, social and environmental spheres. I want to state clearly here that Corporate Social Responsibility is one of Santander Group's central strategic priorities, and our goal is to seek continuous improvements in our relations with our customers, employees, shareholders, suppliers and with society in general.

We aspire to offer the best possible service to our customers, as well as high returns to shareholders, excellent remuneration and career development for our employees, and also to make a valuable contribution to social and economic progress in the countries where we do business.

All this while maintaining the highest possible ethical standards and corporate governance practices.

Over the year, the Board has encouraged the implementation of corporate social responsibility policies throughout the Group. Last year, we invested EUR 71 million in social programmes, equivalent to 2.7% of net attributable income.

SANTANDER AND THE UNIVERSITIES

Our priority, within the sphere of social programmes, is higher education. I am convinced that this is the best way to support development and growth in communities where we operate.

The Santander Universities project is today an alliance, unprecedented anywhere in the world, between a company and the universities. Already there are 736 universities participating in university portals in Spain, Portugal and Latin America. And we have 320 collaboration agreements with universities and academic institutions in both continents, benefiting more than 8 million university students.

It is a programme that brings us closer to these countries.

At the same time, several Group subsidiary banks have implemented programmes in response to particular social, cultural or environmental priorities, in which the bank, its customers and employees have all been actively collaborating.

Last year, for example, the bank developed its Galicia Aid programme, in response to an oil spill disaster, as well as a programme to support rebuilding in the wake of widespread forest fires in Portugal, and in Mexico a contribution to UNICEF of one peso per ATM transaction.

SHAREHOLDER SUGGESTIONS

Among our activities in 2003 I would like to make special reference to the dialogue we have held with shareholders and employees.

Last Spring, I wrote to 1.07 million shareholders inviting them to make suggestions and prepare questions for the Annual Meeting. The Board analyzed the 938 replies that were received and implemented several proposals made in those letters, such as eliminating the requirement to own at least 100 shares in order to attend the General Shareholders Meeting. This proposal will be put to shareholder approval in 2004.

DIALOGUE WITH EMPLOYEES. CUSTOMER BANKING PROJECT

I also wrote to our 103,473 employees asking them for their ideas, suggestions and concerns, in order to make progress in our goal of consolidating the Bank among the world's top 10. A total of 2,600 replied, 2.6% of the workforce, with valuable contributions.

From these letters, five central themes emerged that because of their strategic significance became five corporate projects that are now being put into effect.

The first of these is Customer Banking, aimed at reinforcing customer fidelity and satisfaction. Customers are the bedrock of our activity.

The other four projects are directed towards improving the management of our executives, the quality of our technology and systems, the efficiency of our risk procedures and in reaffirming Group identity.

RECOGNITION AND TRANSPARENCY

This report has been drawn up in line with GRI (Global Reporting Initiative) criteria, which provide the most advanced international guidelines for providing information.

In 2003, Spain's Institute of Account Auditors and the Spanish Association of Accounting and Company Administration distinguished the Bank with the award for the best social responsibility report in Spain. At the same time, the Santander share forms part of the Dow Jones Sustainability Index and the FTSE4Good Index.

The essence of our social responsibility policy is to maintain the highest possible standards across the board of our activities.

This is our commitment to customers, shareholders, employees and society in general. There can be no doubt that we will continue advancing in this direction.

Profile of the Santander Group

THE SANTANDER GROUP IN FIGURES

Income Statement

Million euros	2003	2002
Net operating income	5,720.7	5,565.8
Net attributable income	2,610.8	2,247.2
Net attributable income (cash-basis)	3,133.3	2,902.9

Balance Sheet

Million euros	2003	2002
Reserves	14,823.2	14,353.2
Shareholders' equity (BIS criteria)	25,521.4	23,417.4
Total assets	351,790.5	324,208.1
Total customer funds	323,900.8	304,893.0

Activity

	2003	2002
Number of customers (million)*	41.3	35
Number of shareholders	1,075,733	1,092,193
Number of employees	103,038	104,178
Number of branches	9,199	9,281
Number of credit and debit cards (thousand)	23,922	21,713

Main management ratios

%	2003	2002
ROE	14.48	12.42
Efficiency ratio	49.34	52.28
BIS ratio	12.43	12.64
Earnings per share (euros)	0.5475	0.4753

Other indicators

Million euros	2003	2002
Dividends	1,444.4	1,375.6
Wages and salaries	2,959.5	3,208.8
Taxes on income and others	869.4	723.1
Investment in social responsibility (% of net attributable income)	2.7%	2.7%

*** Under the Customer Banking project (see page 22) the number of customers has been estimated using very strict criteria. For example, only the first and co-holders of accounts are regarded as customers and not second holders. There were 33.25 million banking customers compared with 35 million in 2002. In 2003 customers of the Group's fund management entities in Latin America were included (more than 8.05 million).**

BUSINESS AREAS

European Retail Banking

This covers the banking activities conducted by the different networks and specialized units in Europe, mainly with individual customers, SMEs and public and private institutions. This area is made up by 5 units: Santander Central Hispano Retail Banking, Banesto, Portugal, On-line Banking and Consumer Finance. The division contributed 52% of the net attributable income of the operating business areas.

Retail Banking Latin America

This division covers the Group's universal banking activities conducted in Latin America via its subsidiary banks and finance companies. The division contributed 32% of that of the operating business areas.

Asset Management and Private Banking

This business area embraces three types of activity: management of mutual and pension funds, bancassurance and private banking.This division accounted for 9% of the total generated by the operating business areas.

Global Wholesale Banking

This division conducts corporate and investment banking and treasury activities. Net attributable income accounted for 7% of the total generated by the operating business areas.

Financial Management and Equity Stakes

This is responsible for the centralized activities relating to stakes in industrial and financial companies, financial management related to the structural exchange rate position, the Group's ALCO portfolio and management of liquidity and of equity via issuance and securitization.

Contribution to income by business areas in 2003

	Net operating income Million euros	Net attributable income (cash-basis) Million euros	Efficiency %	ROE (cash-basis) %
European Retail Banking	3,329.5	1,761.6	45.75	19.51
Santander Central Hispano	1,657.5	926.5	45.44	22.40
Banesto	692.6	379.9	48.46	15.57
Portugal	380.1	213.2	48.42	16.88
Consumer Finance	594.4	259.7	37.57	22.35
Retail Banking Latin America	1,653.6	1,064.5	54.86	29.03
Asset Management and Private Banking	416.6	319.6	43.99	59.38
Global Wholesale Banking	383.2	225.6	47.54	13.32
Financial Management and Equity Stakes	(62.3)	(237.9)	—	—
TOTAL	**5,720.7**	**3,133.3**	**49.34**	**17.37**

Corporate Social Responsibility in Santander Group

The Santander Group drew up its corporate social responsibility policy in November 2002, following a speech by its Chairman at the University of Salamanca which raised, for the first time in an explicit manner, the Group's strategic vision, after adhering to the UN's Global Compact and a series of measures that were immediately introduced into management throughout the Group.

This policy represented a firm commitment to sustainable development in line with the concept formulated at the Sustainability Summits in Rio de Janeiro and Johannesburg. It deals with all the commitments that the Group has acquired so that its activities are beneficial over the long term in the economic, social and environmental areas where it is present.

The policy draws on the long experience of the Santander Group which, with a clear sense of anticipating the role of companies in modern society, it has been developing for several years a wide range of activities in the field of education and culture through groups under the framework of Santander Universities.

The current demand of markets and society for companies not just to make a profit and respect the law but to be co-responsible for everyone's future has always been one of the Santander Group's concerns.

It is this traditional concern and accumulated experience that has enabled the Santander Group to continue to make progress in its commitments from the global standpoint of sustainability (see the chart in the form of a pyramid below).

CORPORATE SOCIAL RESPONSIBILITY

ECONOMIC - SOCIAL - ENVIRONMENTAL DIMENSION

CORPORATE GOVERNANCE - TRANSPARENCY - INTANGIBLES

CUSTOMERS - SHAREHOLDERS - EMPLOYEES - SUPPLIERS - SOCIETY

The pyramid is held up by the various groups involved with the Group – the stakeholders.

The second level contains the variables that ensure socially responsible actions on the part of the Group, and which consist of corporate governance, transparency and intangible values.

Corporate governance is the series of norms and principles that govern the Bank's actions across all its management activities, basically through four pillars:

- Regulation of shareholder participation in the company
- *Regulation of the Board and its committees*
- Internal norms and ethical codes for board members, senior executives and employees
- Mechanisms to permit a transparent and efficient communication of the Bank's activities to shareholders and investors

Transparency is a basic principle for the Santander Group. Internally, this means that board members, senior executives and employees all have the information they need to carry out their functions. Externally, it provides shareholders, customers, suppliers and regulators with information on decisions taken by the company.

Finally, the intangible values are those that define the Group and give it a specific identity. The most important of these is the brand.

At the third level of the pyramid are the three dimensions through which all actions are channelled:

From the economic dimension, the Group assumes the direct consequences on society of its main activity and ensures they benefit everyone.

From the social dimension, the Group makes an effort to strengthen relations with all interest groups and with society as a whole.

From the environmental dimension, the Group shows its concern for nature and the environment and ensures that the impact of its activities is positive.

This report looks at each of these aspects which together produce sustainability.

Commitments (investments in CSR in 2003 by area)

Million euros	
Universities / Education / Culture	67.8
Social development	2.3
Environment	0.7
Volunteers	0.3

THE PRIORITY WE GIVE TO SUSTAINABLE DEVELOPMENT IS REFLECTED IN COMMITMENTS MADE TOWARDS ENSURING GROUP ACTIVITIES BENEFIT IN THE LONG-TERM THE SOCIAL, ECONOMIC AND ENVIRONMENTAL CONTEXTS WHERE IT IS PRESENT

CSR Strategic Plan

	Performance 2003	Objectives 2004
Santander Universities		
Cooperation agreements	• Cooperation with 320 academic institutions (universities, associated centres, institutions) in Spain, Portugal and Latin America. • Investment of EUR 35.8 million in 2003.	• Five new agreements in Spain and 70 in Latin America.
Universia Portal	• Groups 736 Spanish, Portuguese and Latin American universities and institutions. • Connects 8 million students. • Investment of EUR 13.1 million in 2003.	• Reach 750 universities and institutions.
Miguel de Cervantes Virtual Library	• Free portal with more than 12,000 works in Castilian Spanish, Catalan, Valencian, Galician and Portuguese.	• Increase the number of works to 14,000.
The 9 measures		
Adherence to the UN's Global Compact	• Internal and external dissemination • Foster the chain of adherence in Spain (291 large companies) • Active participation in UNEP Fi. • Adherence of Chile and Peru.	• Adherence of other banks and Group subsidiaries • Encouraging dialogue with interested parties. • Encouraging the chain of adherence (Portugal, Latin
America). CSR Department	• Publication of the CSR Annual Report. Awards from experts. • The SAN share is included in the FTSE4Good Index. • The SAN share remains in the Dow Jones Sustainability Index (DJSI).	• Publication of the Corporate Social Responsibility Annual Report • Communication with Socially Responsible Investors (SRI) • Keeping the SAN share in selective indices (FTSE4Good, DJSI).

	Performance 2003	Objetivos 2004
Reconciling professional and family life	• Optima Programme in Spain • Work and Family Programme, Working better, in Chile. • Subsidies for nursery schools, in Argentina. • Human Development Programme and Creation of Value, in Argentina.	• Opening of nursery school at the Santander Group Financial City. • Make additional progress on these initiatives
Co-participation of employees	• Support for volunteers. Junior Achievement Programme (Spain, Brazil, Peru). • Creation of the Social Responsibility Fund: Aid for Galicia. • One Roof Programme for Chile.	• Volunteers Project with the Red Cross
Training in Corporate Social Responsibility	• Initial training: Spain, Portugal and Latin America.	• Additional training for new employees
Environmental risk analysis	• Initial training of managers and analysts. • Analysis of the loan portfolio.	• Establishment of tools • Active management of risks
Environmental certification of work	• ISO Certification 14.001 for the headquarters in Chile.	• ISO Certification 14.001 for the headquarters in Mexico and the Santander Group City.
Limiting the environmental impact	• Approval of the Group's environmental policy • 3R's Plan: reduce, re-utilize, recycle.	• Steps to reduce the consumption of paper • Measurement of consumption • Special mechanisms for recycling at the Santander Group Financial City.
Development of social marketing	• Campaign for payment of salaries by direct debit to Doctors without Frontiers. • Contribution in Mexico of a peso per ATM transaction to UNICEF • One Roof for Chile programme	• Study of new collaboration opportunities with non-profit making entities.

Corporate Governance

The Santander Group is fully aware of the importance that corporate governance has gained in recent years and of the debate it has generated. Indeed we knew how to anticipate many of the requirements that today are legally binding and we were pioneers in issues such as publishing Regulations of the Board of Directors and of Shareholders' Meetings and eliminating anti-takeover measures.

Law 26/2003 of July 17, together with the recently published Ministerial Order of December 26, in response to the recommendations made by the Aldama Commission, have imposed two new obligations on listed companies. On the one hand, there is the obligation to draw up and publish an Annual Report on Corporate Governance, which provides full and reasoned information on the governance structure and practices of each company, and on the other to have a website to strengthen communication with shareholders.

The Santander Group has been drawing up such a report which has always been noted for both its quality as well as the quantity of its contents, providing more information than the minimum legally required such as a detailed breakdown of the remuneration of all its directors, including executive directors.

This year we have again published our report on corporate governs and brought it into line with the prevailing regulations.

This chapter in the CSR's report responds to the Global Reporting Initiative (GRI) criteria which set out the need to produce a general view of the governance structure.

The Santander Group is clearly committed to transparency and good governance and this commitment is what we want to reflect here.

STRUCTURE OF THE BANK'S OWNERSHIP

Banco Santander Central Hispano S.A. is a private company, subject to the regulations and rules for credit entities operating in Spain. The registered office is in Santander.

The Bank's capital stock is EUR 2,384,201,471.50, represented by 4,768,402,943 registered shares with a nominal value of EUR 0.50 each, fully subscribed. At the end of 2003 it had 1,075,733 shareholders.

Its shares are traded on Spain's four stock markets on the continuous market, as well as in Milan, New York, Lisbon and Buenos Aires.

It is particularly noteworthy that the Board holds 9.48% of the capital stock, as this strengthens its alignment with the interests of shareholders.

ADMINISTRATION STRUCTURE

Composition of the Board of Directors

We have a Board which is committed to and bound by good corporate governance, creation of value and succesfull management.

It is a Board, furthermore, whose members are people of recognized prestige, successful businessmen, bank executives, chairmen of international companies and major shareholders. There are eight directors who have been or are chairmen of major Spanish and international banks (Emilio Botín, Jaime Botín, Sir George Mathewson, Alfredo Saénz, Francisco Luzón, Ana Patricia Botín, Abel Matutes and Antonio de Sommer Champalimaud)

Among the non-Spanish directors are Sir George Mathewson, Chairman of Royal Bank of Scotland, Antonio de Sommer Champalimaud, owner of Grupo Mondial Confiança, and Assicurazioni Generali S.p.A, represented by its Chairman, Antoine Bernheim.

Also underscoring our international scope is the International Advisory Board comprising people who are not directors and who participate in designing, developing and, where appropriate, putting into effect the business strategy at the global level.

It includes the chairmen or former chairmen of large companies, such as Bernard de Combret, Chairman of Elf Trading Geneve, and Santiago Foncillas, former Chairman of Grupo Dragados; former members of Spanish and foreign governments, such as Leopoldo Calvo Sotelo, former Prime Minister of Spain, Ángel Gurría, former Finance Minister of Mexico, and Pinto Balsemão, former Prime Minister of Portugal.

The Board is a unified body with a membership balanced between executive and non-executive directors.

It has 21 members, a number that we believe is adequate and reasonable given the Group's size. Of the 21 members, 16 are non-executive directors (5 proprietary and 8 independent and 3 belonging to neither category).

Without detriment to this classification by categories, the Santander Group defends the independence of all its directors, as a requirement for all of them in the interests of the Bank and its shareholders.

Organization and working of the Board of Directors

The Regulations of the Board set out the principles, organization and working of the Board and rules of conduct of its members. They have been in force since June 2002 and are available on the website (www.gruposantander.com).

The criterion guiding the Board is maximization of shareholder value over the long term.

The Board is the maximum decision-taking body although its policy is to delegate ordinary management in the executive bodies and in the management team in order to focus on supervision and assume and exercise the functions that cannot be delegated.

In order to enable the Board to carry out its functions efficiently, it has a series of committees for greater specialization in different spheres of the Group.

There are two committees with delegated powers, the Executive Committee, which has general powers of decision and the Risks Committee, with specific powers in this sphere. There are also informing committees, without powers of decision, but which play a key advisory role. They are the Auditing and Compliance Committee, the Appointments and Remuneration Committee, the International Advisory Board and the Technology, Productivity and Quality Committee.

The composition, functions and number of meetings of each of these committees is set out in the Report on Corporate Governance in 2003. We would like to highlight two aspects here which we believe are important.

WE HAVE A BOARD THAT IS COMMITTED TO AND BOUND BY SOUND CORPORATE GOVERNANCE, CREATION OF VALUE AND SUCCESSFULL MANAGEMENT

On the one hand, the key role in our corporate governance structure played by the Executive Committee, which meets every week and oversees the day-to-day performance of business.

On the other hand, the fact that two of the committees without delegated powers consist of and are chaired by non-executive directors (Manuel Soto, Fourth Vice-Chairman of the Bank, is chairman of the Auditing and Compliance committee and Fernando Asúa is chairman of the Appointments and Remuneration Committee).

Procedures for selection, appointing and removing directors

Directors are appointed, re-elected or ratified by the Shareholders' Meeting or by the Board according to what is stated in the law and by-laws. In any case, these decisions are always adopted following a report from the Appointments and Remuneration Committee.

Directors are appointed for three years and can be re-elected indefinitely

Directors cease to be so when the period for which they were appointed has expired or when the Shareholders' Meeting decides. They must put their post at the disposal of the Board when remaining in it could affect the Board's smooth working, the Bank's reputation or when there are cases of conflicts of interest or a ban by law.

Duties of directors

Our Directors are subjected to a strict code of trust, regulated by the Rules of Procedure of the Board. Such code embraces the duties of diligent management, adherence to corporate interests, loyalty (including among others the obligation of abstention and information in cases of conflicts of interest, not taking advantage of business opportunities for their own benefit and the obligation of reporting any interest or position held in companies whose corporate objectives are the same as, similar or complementary to those of the Bank), secrecy and abstaining from the use of insider information.

Remuneration of members of the Board of Directors

Law 26 of July 17, 2003 establishes the obligation to include the total remuneration for the Board. The Santander Group has taken another step forward by including in its Annual Report for 2003 the remuneration of each director, including executive directors, and by each type of compensation. We did this for 2002 and it was a clear example of the transparency which puts the Santander Group at the forefront of the best international practices.

Transparent information

One of the main focal points around which our corporate governance structure revolves is to encourage the maximum transparency in information. The Board, under the framework of its commitment in this field, assumes the responsibility that all relevant information will be disseminated to shareholders and to the markets through the means considered adequate at each moment and especially via the website (whose contents are set out in the section on shareholders). This is something we have been doing voluntarily for some time.

Independence of auditors

The Auditing and Compliance Committee channels the relation between the Board and the auditing firm.

The Group does not contract those auditing firms whose fees, for all services, would represent more than 2% of its total revenue. Moreover, the decision to contract a firm is subject to the relevant partner being replaced every seven years.

The Board cannot contract services different from those of auditing that would put at risk the firm's independence. If, for exceptional reasons, the firm's collaboration is required in an issue not directly related to auditing services, the prior agreement of the Auditing and Compliance Committee is required.

LINKED OPERATIONS AND INTRA-GROUP OPERATIONS

(see page 51 of the Annual Report)

GENERAL MEETING OF SHAREHOLDERS

The working of the General Meeting of Shareholders

The General Meeting of Shareholders is the Bank's maximum body, through which shareholders express their wishes. Because of this, the Santander Group attaches particular important to fostering the participation of shareholders.

As already indicated in the Corporate Social Responsibility Report for 2002, one of the main objectives of the Regulations of Shareholders' Meetings of Banco Santander Central Hispano, S.A., approved at the Meeting on June 21, 2003, with which the Santander Group anticipated the requirements of Law 26 of June 17, 2003, on measures of transparency, is to encourage the participation of shareholders.

A new text, incorporating the aspects covered in the new regulations, will be submitted for approval to the next Meeting.

Under the commitment assumed at the Meeting held on June 21, 2003, the Board will submit for approval at the next Meeting the requirement to have at least 100 shares in order to attend a Meeting.

Meanwhile, with the publication on our website of the calling of the Meeting, of the proposed agreements drawn up by the Board and of the attendance card and delegation, we anticipated the requirements of the Ministerial Order of December 27, 2003.

THE GENERAL SHAREHOLDERS' MEETING IS THE GROUP'S MAXIMUM BODY AND THE CHANNEL THROUGH WHICH SHAREHOLDERS EXERCISE THEIR WILL: FOR THIS REASON WE HAVE TAKEN SPECIAL STEPS TO ENCOURAGE THEIR INVOLVEMENT.

General Meeting of Shareholders 2003

A total of 152,892 shareholders directly or indirectly attended the Meeting held on June 21, 2003. Those who personally attended numbered 1,118 and 151,774 were represented, in whose name 2,235,091,330 shares were inscribed, of which 158,365,130 (3.321% of the capital) related to shareholders present and 2,076,726,200 shares (43.552% of the capital) were shareholders represented.

The shareholders who attended represented 46.873% of the subscribed capital with the right to vote, substantially up on the 30.140% at the same Meeting held on June 24, 2002.

At this Meeting approval was given to eliminate all anti-takeover defense measures existing in the by-laws. The following measures were adopted:

a) elimination of the limit of 10% of capital present and represented at the Meeting as regards the maximum number of votes that a shareholder can cast.

b) elimination of the requirement of a favourable vote of 70% of the capital present or represented with the right to vote in order for the Meeting to adopt certain agreements.

c) elimination of the requirement to hold, at least, 100 shares of the Bank for a minimum of three years before being eligible to become a director.

d) elimination of the requirement of a favourable vote by two-thirds of the Board in order to be appointed a Vice-Chairman, as well as the requirement to have been a Board member, for at least the five prior years, before being eligible to be appointed Chairman.

The aim of these measures is to guarantee equality of treatment for all shareholders and maximize the possibilities of creation of value.

With these measures the Santander Group once again distinguished itself from most Spanish companies and took another step forward in adopting best practices.

CODES OF CONDUCT

The codes of conduct of the Santander Group approved by the Board constitute an ethical commitment and one of transparency for the activities of directors, executives and employees in the markets and with investors and customers.

The Code of Conduct in the Securities Market establishes the rules for safeguarding and controlling the use of insider information within the Group; the way to make "information barriers" effective so that "separated areas" operate autonomously, without interference between then, avoiding conflicts of interest by employees as well as the Group, and in defence of the legitimate interests of customers of each one; the framework regarding Relevant Information that affects the Group; and the rules to follow in own account operations by people to whom the Code applies.

This Code applies to directors, senior management officers, executives and employees of the Santander Group who conduct activities, provide services or have information related to the securities markets.

The General Code of Conduct, with a wider sphere than the other code, establishes the principles that govern the operations of all employees and the basic rules in their activities including responsibility and commitment to the Group, control of information, confidentiality and duty of secrecy, compliance with the regulations (general and internal), avoiding conflicts of interest in relations with the Group, with suppliers and customers, procedures for own account operations, and the system to follow in external relations in general and with the authorities, and especially with customers.

The Santander Group has also approved and implemented other codes and internal rules of a more specific nature, relating to different spheres of activity.

Assessment of the Santander Group's Corporate Governance by an independent rating agency

The Board of Directors of Banco Santander Central Hispano asked Deminor Rating to assess the structure and functioning of the Bank's organs of government. Deminor Rating is an independent European agency that specializes in rating listed companies in corporate governance matters. Deminor Rating assigned the Bank 8 out of 10, with 10 for "best practices" and 1 for "more doubtful practices".

The rating underscores the degree to which the Group fulfils the internationally recognized principles and practices of corporate governance, which work in the long-term interests of shareholders. In the view of Deminor, the rating of 8 for the Bank reflects a high level of standards in the structure and functioning of corporate governance. The Bank, in its opinion, is one of the leaders in corporate governance in Continental Europe and is particularly good in its standards of information for the public and the functioning of the Board.

Deminor's full report is on the Group's website (www.gruposantander.com) and on the firm's website (www.deminor-rating.com).

THE SANTANDER GROUP CODES OF CONDUCT, APPROVED BY THE BOARD, REPRESENT AN ETHICAL COMMITMENT, AS WELL AS ONE OF MAXIMUM TRANSPARENCY, IN THE ACTIONS OF ITS MANAGERS, EXECUTIVES AND OTHER EMPLOYEES.

Our Brand

The Santander Group's Corporate identity reflects the reality of a major international group that combines global capacity and common policies in key areas such as risk and audit, with a deep understanding of the markets where it operates through local management.

Strategy and brand creation

The Santander Group brand encompasses all businesses independently of the regional strategy applied to each market, distribution channel or product, facilitating a centralized vision and idea, and unique positioning that

Belonging to a leading group is a competitive advantage for each of the member entities and generates value for the various segments with which the Bank interacts:

Customers: because they value the advantages of dealing with an institution that meets their needs on a local basis and which has the strengths of a world leader.

Shareholders: because they trust their investments to one of the bestcapitalized institutions in the world, one with a proven record in financial strength and sound management, as well as a commitment to growth.

Employees: because to work for the Group is a motivating force, opening up major career development opportunities, both locally as well as internationally, while facilitating the attraction and retention of talent.

Investors and markets: because they value the Group more than the sum of its parts.

Opinion leaders: because through a solid Group image they are aware of its true dimensions

Communities where it is active: because the Group is committed to supporting them

Its visual expression

Part of the work involved in creating a brand is its visual representation. The Santander Group is perceived as synonymous with dynamism, innovation and agility.

The symbol of the flame transmits light, transparency, warmth and humanity, and the colour red evokes energy, strength, courage and control. The Group's visual trademark is the fruit of the effort to preserve the values of the brand and strengthen them in line with the Group's trends and strategy.

Its spirit

Defining the essential characteristics, the spirit, of a brand is the key to creating the bonds by which the public identifies it.

Strength, dynamism, security are the essential characteristics of the Group, through which it inspires quality, leadership, satisfaction, a strong personality and credibility.

The Group's commitment to society, education and the environment make it an approachable brand and one perceived to be concerned for the wellbeing of its spheres of influence.

The motto

"Value from ideas" reflects the constant self-requirement to continue innovation and anticipate trends, always procuring the best ideas.

It sums up the spirit of the brand, and of the Group: valuable ideas and ability to put them into effect.

Brand value

BUSINESS STRATEGY

MARKET STRATEGY

TRENDS

BRAND PLATFORM

Vision
Positioning
Architecture

- Internal communication programme
- Quality programmes
- Group corporate culture programme

- Advertising
- Direct marketing
- Sponsorship
- Public Relations
- Promotions

- Investor relations
- Corporate communication
- Relations with NGOs
- Government relations

Brand Value

The platform and brand value

For a leading financial company in markets comprising more than 500 million inhabitants, and whose development is based on transmitting confidence, the brand is an essential asset.

In spite of the difficulties inherent in quantifying the value of a brand, analyses carried out by specialized consultants place the Santander Group brand second among the most valuable in the Spanish market and the first in the financial sector.

Its international diversification, financial strength, its portfolio of brands - reorganized and simplified - and the strongly positioned image in Latin America are among the elements that distinguish the Santander Group from its competitors.

Evolution of brand architecture

In 2003 steps were taken in two directions to reinforce the presence of the Santander Group brand in all aspects of corporate activity and to bring the design of local brands up to date in order to facilitate identification with the Group and its associated values.

The Santander Group is the umbrella brand that centralizes our identity at a global level and which co-exists with leading brands in various countries - examples being Totta, Banespa, Serfin and Santiago.

These local brands are progressively incorporating the key elements of corporate identity such as the flame logo, the colour red and the Santander name.

The objective is to continue the transition from the previous architecture of independent brands, towards one where the master brand predominates while remaining consistent with the design of local brands, as can be seen in the following page.

Coherence must go beyond the brand design and cover other aspects the relate the Company to its customers and employees, such as advertising, internal communication, the website and office design.

Santander Group's brand vision



Grupo
Santander
Europe
Spain
Santander
Central Hispano
Banesto
BANIF
Patagon
Santander Consumer
Santander Consumer
Santander Consumer
Latin America
Santander Santiago
Santander Serfin
Banco Santander
Santander Banespa
Banco Santander
Banco Santander
Banco de Venezuela
Banco Santa Cruz
Grupo Santander Central Hispano
BANCO RIO

CUSTOMERS

Our more than 41 million customers are the foundation of our activity in the markets where we operate. The future of our Group depends on the confidence and support that every single one of them continues to give us.



Santander and its Customers

OUR COMMITMENT



Customer breakdown by type of business
(million)
26
5.7
1.6
8
41.3
Personal Banking
Consumer Finance
Companies
Other*
Total

* Including customers of Pension Funds in Latin America

MAIN ACTIONS IN 2003

OBJECTIVES 2004

Quality and innovation

At the Santander Group we work every day to improve quality of service and consolidate lasting relationships with our customers. Our value proposition is founded on personalized attention, innovation and constant adaptation of our products and services to the needs of our customers.

DIMENSION

Customers	41.3 million
Number of branches	9,199
Average duration of customers' relationship	5.95 years
Average individual customer satisfaction (1/10)	8.08

- The 2003 Quality Plan at Santander Central Hispano, Spain: 65,000 surveys made
- The first institution to receive CNMV approval of its procedures manual
- Revalidation of the global ISO 9001 certificate for Totta in Portugal
- Santander Banespa Solutions Centre set up to centralize all customer communications
- Customer Service System (SAC) set up at Santander Santiago, Chile

Customer Banking Corporate Project

The objective is to develop a single management model – adapting where necessary to individual markets – that prioritizes the relationship with the customer to the extent that he is looked after and satisfied, thereby ensuring loyalty to the Bank.

THE TYPES OF OUR CUSTOMERS

Our more than 41 million customers are the base of our activity in the markets where we operate. The future of our Group depends on the confidence and support that every single one of them continues to give us. It is thus a priority for us to know deeply all of them, their financial needs and their conditions.

Most of our customers around the world are individuals. In order to provide them with the maximum parameters of quality, we segment them on the basis of income levels, professional activity and type of operation in each country.

The Group also has a large number of corporate and institutional customers whose particular features require personalized treatment, with products tailored to their needs.

Large companies who are clients form a small group that also requires tailor made treatment. The specialization and international presence that the Group has been providing them with for some time tends to transform the business relation into a long-term collaboration.

Customer breakdown by business type


Personal Banking 63%
Consumer Finance 14%
Other* 19%
Companies 4%

* Including customers of Pension Funds in Latin America

CUSTOMER BANKING CORPORATE PROJECT

The Santander Group aims to always be one of the world leaders in financial services thanks to the continued advances in its customer services.

The Customer Banking Corporate Project groups together and strengthens the measures taken by all the Group's units to improve the treatment of customers, their links and loyalty and their satisfaction with the services and products provided.

The aim is to increase the degree of customer loyalty, creating a reference supplier of solutions to their financial needs.

In order to achieve this objective, the best practices in the Group in segmentation, loyalty, links and quality of service are being reviewed and analyzed.

Special attention is also being paid to establishing and tracking the metrics that give us deeper knowledge of the growth and performance of our customer base.

The Santander Group is working to boost the number of customers, to achieve better customers – on the basis of a larger number of products and services per client – and to attain a higher level of customer satisfaction.

Customer breakdown by entities in 2003 (*)

Banks/Companies	Number of customers	% individuals	% companies
Santander Central Hispano, Spain	7,411,938	94.6	5.4
Banesto, Spain	2,332,866	90.0	10.0
Totta, Portugal	1,700,000	93.3	6.7
Santander Banespa, Brazil	6,728,369	95.4	4.6
Santander Chile	2,323,015	94.6	5.4
Santander Serfin, Mexico	7,357,366	95.9	3.6
Banco Santander Colombia	1,193,116	89.6	10.4
Banco Santander Puerto Rico	263,917	92.0	8.0
Banco de Venezuela	1,501,533	93.8	6.2
Banco Río, Argentina	3,471,130	97.3	2.7
Other entities	7,041,796	99.2	0.8
Total	41,325,046	95.3	4.7

(*) Customers are defined as first account holders and joint holders, following homogeneous criteria throught the Group, which could differ from those applied by some of its banks. Customers of both retail banking and fund managers are included in each country.

PERSONALIZED SERVICE

The most commonly used channel for providing services to our customers is the Group's network of branches in most of the countries where it operates and which are grouped in different categories, on the basis of customer type, location and service needs.

As well as the universal branches, which provide a traditional service, and those focused on companies and institutions or private and corporate banking, each country has other offices of a particular type or in some cases exclusive, such as International Express, managed by Santander Central Hispano, which tend to the needs of immigrants in Spain's cities and large towns, or offices on university campuses under the framework of programmes.

In all cases the aim is to have flexible formulas adapted to the needs of each customer and requirement. We have also developed systems adapted to the features of the markets where we operate, such as Banking Attention Points in Brazil.

As well as these systems that require a physical presence, customers can also access the Group's banks and conduct operations through two safe and economic systems: telephone banking and Internet banking.

The telephone banking service tends to close to 160 million calls a year in all the Group's banks and provides around the clock service throughout the year.

This system provides a full range of services including management of current accounts, contracting of products and advice and direct debiting, among others.

It is important to point out that the figures in the table on page 29 must not be compared, given that both the banking operations and the need of customers with regard to the use of the channel vary depending on factors ranging from the size of the country or region to the financial system

Our active customers in telephone banking in Portugal and Latin America made an average of eight calls a month in 2003 to the call centres compared to 1.3 a month in Spain. Both figures are within the market average, according to the country or region.

Internet has become a supplement to banking involving a physical presence both for companies and individuals, as well as a good way to recover customers. The Group had 2.75 million on-line banking customers in 2003 who conducted more than 230 million operations.

QUALITY OF SERVICE

The Group's goal in quality is to strengthen bonds with our customers through a better service that increases their satisfaction and strengthens their relation over the long term.

The Group has a quality team in each country where it operates. The main tasks of these teams are: to design programmes that retain and increase the links with customers through a rapid, reliable and friendly service; to find out the expectations of customers and measure their satisfaction in order to be able to identify the priority areas for improvement, and to foster the participation of employees, involving them in the provision of a better service.

We will now briefly describe the quality programmes undertaken in the main countries during 2003, as well as the main achievements. The results of the aforementioned quality survise are summarized in the table on page 32.

Europe

Santander Central Hispano in Spain

The starting point of the 2003 Quality Plan was to conduct 65,000 surveys over the telephone in order to measure the satisfaction of customers using the universal branches, companies, institutions and office points.

We created Territorial Quality Committees which analyze the improvement measures taken in branches and which pass on the conclusions to senior management for quality in the Retail Banking Division.

We also studied response times, a key factor in customer satisfaction.

Number of branches

Banks/Companies	
Santander Central Hispano, Spain	2,548
Banesto, Spain	1,695
Totta, Portugal	670
Santander Banespa, Brazil	1,874
Santander, Chile	370
Santander Serfin, Mexico	1,018
Santander, Colombia	87
Santander Puerto Rico	72
Santander, Venezuela	248
Santander, Argentina	312
Other entities	305
Total	9,199

Telephone banking

Banks	Annual number of calls (million)
Santander Central Hispano, Spain	18.6
Santander Banespa, Brazil	73.0
Santander Santiago, Chile	11.0
Santander Serfin, Mexico	21.0
Santander, Puerto Rico	3.8
Santander, Venezuela	20.0
Banco Rio, Argentina	11.5

Banesto. Spain
Banesto's policy and strategy in quality is defined on the basis of the opinion of customers and employees, through surveys to measure satisfaction and suggestions from both collectives. With the parameters obtained, a policy for quality is established that develops a culture of satisfaction, promotes creativity and the transfer of knowledge, fosters the participation of teams and people and minimizes inefficiencies and costs for customers.

Santander Consumer Finance, Spain
The entity established a new IT tool, *Hispaconsult*, which provides customers with a series of options including contracting products via Internet; access to a post-sales information system (CRM type); sending requests by e-mail and the *hispaocasión* product, a channel for purchases and another for sales.

Totta, Portugal
The *Simpatia Plan 2004* was launched in 2003, whose objective is to ensure that Totta clearly positions itself as the best bank in quality of service and the one valued the most by customers in Portugal. It also renewed the ISO 9001 global certification.

CC-Bank, Germany
In 2003 ownership documents of vehicles were centralized, new software for dealers was introduced which is better adapted to users' needs and internal training courses were carried out to better manage customers' complaints. The quality policy is the direct responsibility of the Chairman of CC-Bank.

Latin America

Santander Banespa, Brazil
As part of the A+ project, Santander Banespa established the Solutions Unit which centralizes all communications from customers, especially complaints. A plan to improve support services for the network was drawn up, specialized by businesses and customer segments.

Santander Santiago, Chile
The Bank established the Customer Attention System to forge closer links with customers as the post-sales service improves and know at any moment the state of their requirements. Progress continued to be made in the ISO 9001 global certification project following the obtaining in 2003 of the certification of the Credit Risks Area and the Human Resources Area.

Santander Serfin, Mexico
Banco Santander Serfin focused on establishing a culture of common quality in the two merged banks and spread the standards of service that underpin the style of customer attention. The degree of fulfilment in business areas was measured and the results compared with the business objectives.

Santander Colombia
The Bank has a Vice-Chairman of Quality responsible for managing, co-ordinating and assessing from time to time customer satisfaction, the service provided in branches and the attention process for complaints and customer services. The *Indica study* is carried out every year, which consists of two surveys of customer satisfaction conducted by an external company.

The *Isócrates campaign* is currently being developed to strengthen the work begun in 2002 when the group obtained the ISO 9001: 2000 Quality Certification. The Administradora de Fondos de Pensiones (AFP) Santander obtained in June ratification of the ISO 9001: 2000 certification.

Santander Puerto Rico
The business standards began to be reviewed and adapted to new needs, and a Quality Mailbox was created to step up the participation of employees in quality processes. A booklet was published and will be sent to customers to create a direct channel with the Chairman and enable customers to point out the good performance of employees who tended to them.

Santander Venezuela
Quality in Venezuela focused in 2003 on three priority areas: implementing a new measurement system for each branch, called the Quality Index; installing new computers to track different variables that affect the quality of service; progress in the global certification project under ISO 9001:2000 regulations, which with that obtained by the Human Resources Area was the seventh area to obtain this certification.

Banco Río, Argentina
Banco Río was perceived in 2003 as the bank with the highest level of customer satisfaction in the country.

To continue this progress, a quality system based on the ISO 9001:2000 international regulations was introduced for the main processes that have an impact on customers.

Projects to secure and capture new customers were also developed, such as the *Chancillería* and *Communities* projects.



CUSTOMER ATTENTION

A key element of any quality system is to establish mechanisms that enable us to put ourselves in the place of the customer, know how they are being treated, the aspects we do well and those we can improve. The Santander Group does this in three ways:

- Customer satisfaction surveys
- Pseudo-purchases to measure the quality of service by simulating operations.
- Establishment of standards for employee relations with customers.

Complaints

Correctly handling complaints, analyzing their content and giving them adequate weighting provides us with another source of basic information which not only helps us to correct the errors committed, but also to identify the basic qualities of the service that contribute to customer satisfaction.

This helps to calm the customer or to increase the value added we provide as suppliers of financial services.

All of this is done without overlooking the contribution that this process makes to the commitment assumed by the Santander Group in matters of reputation and fulfilment of patterns of behaviour based on criteria of good banking practices.

Awards and recognition in 2003

Spain

- "Best Annual Report", awarded by the magazine *Actualidad Económica.*
- The best CSR Annual Report, awarded by the Spanish Association of Accounting and Management of Companies (AECA).
- "Third best Annual Report on Sustainable Development", awarded by Fundación Empresa y Sociedad.
- Prize for the Spanish company with the best financial information on Internet.
- "The 100 best ideas of the year" prize, for our campaign to promote direct deposit payroll cheques together with the Red Cross, awarded by *Actualidad Económica.*

International awards

- The Federal Deposit Insurance Corp (FDCI) classified the services Santander Puerto Rico provided to the community as "outstanding" and in compliance with the federal Act for Reinvestment in the Community (CRA)
- Great Place to Work Institute. AFP Summa Bansander was ranked as the sixth best company to work for in Chile and it was the only financial institution among the 10 companies selected.

International awards for "best bank"

Euromoney: Latin America, Portugal, Chile, Venezuela
The Banker: Latin America, Portugal, Chile, Venezuela
Latin Finance: Latin America, Chile
Global Finance: Latin America

We have two mechanisms for managing complaints, the Customer Attention Department and the Customer Ombudsman. Our rules rigorously comply with the latest regulatory trends in consumer protection included in the Financial Law of November 2002.

In the case of Santander Central Hispano, Spain, a total of 13,752 complaints were recorded compared to 10,277 in 2002 (+34%).

The number of complaints made to regulatory bodies (Bank of Spain and National Securities Market Commission) was 1,082 and 1,875 to the Customer Ombudsman (+117% and 63%, respectively).

There were also 1,273 complaints received in forms, 126% more than in 2002, as a result of the incorporation of new regions to this system.

Customer satisfaction surveys

	Spain 2001	Spain 2002	Spain 2003	Portugal 2001	Portugal 2002	Portugal 2003
Satisfaction of individuals (1 to 10)	8.25	7.96	7.97	8.15	8.03	8.05
Satisfaction of companies (1 to 10)	7.33	7.01	7.07		7.03	7.11

	Argentina 2001	Argentina 2002	Argentina 2003	Bolivia 2001	Bolivia 2002	Bolivia 2003
Satisfaction of individuals (1 to 10)	7.50	7.10	8.41	7.60	7.65	8.15

	Brazil* 2001	Brazil* 2002	Brazil* 2003	Colombia 2001	Colombia 2002	Colombia 2003
Satisfaction of individuals	76%	-	71%	86%	82%	84.7%

	Chile** 2001	Chile** 2002	Chile** 2003	Mexico*** 2001	Mexico*** 2002	Mexico*** 2003
Satisfaction of individuals	77%	72%	62%	-	4.67	3.54
Satisfaction of companies	57%	59%	57%	-	-	4.18

	Puerto Rico 2001	Puerto Rico 2002	Puerto Rico 2003	Venezuela 2001	Venezuela 2002	Venezuela 2003
Satisfaction of individuals (1 to 10)	8.78	8.98	9.09	6.24	7.99	8.48
Satisfaction of companies (1 to 10)	-	8.83	8.50	-	-	-

	Santander Consumer Finance (Spain) 2001	Santander Consumer Finance (Spain) 2002	Santander Consumer Finance (Spain) 2003
Satisfaction of individuals (1 to 5)	-	3.8	4.2
Satisfaction of companies (1 to 5)		4.2	4.3

* Percentage of satisfied or very satisfied customers
**Customers who responded 6 or 7 on a scale 1-7, less customers who responded 1-4. 2003 results are affected by the merger of Banco Santander Chile and Banco Santiago.
***Scale of 1-5

Complaints*

		2001	2002	2003
Spain	Santander Central Hispano	-	10,277	13,752
	Banesto	-	5,262	3,214
	Santander Consumer Finance	-	11,289	2,887
Portugal		4,217	6,335	6,728
Germany		129	231	509
Brazil		-	64,672	64,684
Chile		22,093	13,624	60,442
Mexico		2,001	2,436	2,806
Colombia		56,271	42,267	38,639
Puerto Rico		21,954	29,939	38,178
Venezuela		-	173,980	167,605
Argentina		137,702	95,984	81,953

*excluding requests, requirements and recognition

The table on page 34 sets out the reasons given by customers in their complaints and their evolution.

Of the complaints resolved, 38% of them were in favour of the customer, 3% more than in 2002.

The number of customers who got in contact with the Customer Attention Department regarding privacy complaints was 101 (78 in 2002). They formally requested their rights of access, correction, opposition or cancellation of their personal data.

Other entities

The number remained virtually the same at Totta and was lower at Santander Consumer Finance, which resolved problems with monthly credit card statements.

The increase at CC-Bank in Germany in 2003 was due to the problems following the merger of AKB-Bank and Santander Direktbank.

Grupo Santander Banespa, in Brazil, received a similar number of complaints in 2003 while the number rose in Chile because of problems related to the merger.

The number of complaints at Santander Serfin was low and most of them resulted from problems caused by the change of IT systems.

The figure for Colombia also includes clarifications for customers, and its reduction was due to IT modernization and team work between different areas to help improve processes.

The complaints received at Grupo Santander Puerto Rico are due to problems with bank cards.

Reason	2003	2002
Operations	51%	48%
Price	22%	21%
Interaction/Treatment	15%	19%
Cards	6%	6%
Image/Publicity	2%	1%
Environment/Branch transfers	1%	4%
ATMs	1%	-
Others	2%	1%

The high number of complaints at Banco Santander Venezuela is due to the launch of SAKE in 2002, which registers all problems.

The number of complaints in Argentina has fallen considerably over the last three years, principally because of the steps taken under the quality plan.

LAUNCH OF NEW PRODUCTS

The Santander Group attaches great importance to correct marketing of its products and services.

In order to do this, the products and services have to be technically consistent, legally correct and tailored to the profile and real needs of customers.

Putting this commitment into effect requires a strong corporate culture at all levels.

A key element in this process is the Global Committee of New Products, which has been operating in the Group since before 1999 and which held 13 meetings in 2003 when 96 products or families of products were reviewed.

At the same time, 33 consultations about the launch of products or services that it was not necessary to submit to this committee were answered.

Seventeen business and support areas are involved in the Global Committee of New Products, and they review the new products and services offered by the Group in all countries where it operates.

If a product or service is to be marketed in a country other than Spain, it has to be first approved by the respective Local Committee of New Products, whose structure is similar to that of the Global Committee but comprising local business areas.

The Group's sensitivity in this area is underscored by the fact that when the National Securities Market Commission approved in June 2003 a procedures guide for the marketing of investment products, Banco Santander Central Hispano was the first entity to voluntarily adhere to it.

As a result, the Bank developed its own procedures manual which established the criteria for the segmentation of products and customers. The requirements are set for making available to customers all the information on the product or service and for the correct drawing up of documentation. The Bank was also endowed with a structure for supervision and control: the Procedures Manual Board, which has to present an annual report to the Executive Committee.

All of this will help to improve the quality of information made available to investors and ensure that financial products are targeted at the right customer profile.

The Bank's manual was the first in Spain to be verified by the National Securities Market Commission on March 2, 2004.

Publicity: adherence to voluntary codes

The banks that make up the Santander Group adhere to voluntary codes of publicity which set out a series of commitments to ethics and transparency.

In Spain, the Bank is a member of the Spanish Association of Advertisers and meets the requirements established by the Statute of Publicity. As a member also of the Association for the Self-Regulation in Commercial Communication (Autocontrol) it adheres to that association's Advertising Code of Conduct and the Ethical Code of Electronic Commerce and Interactive Publicity (Confianza On-line). Additionally, Group companies, by virtue of their activities, adhere to specific advertising codes of conduct, such as that of Inverco covering mutual funds.

Totta in Portugal fulfils the common principles and rules of good practices of the Civil Institute of Self-Discipline and of the European Advertising Standards.

Santander Banespa is a member of the Brazilian Association of Advertisers and works directly with the National Council of Self-Regulation in Advertising. In Chile, the Bank continues to adhere, voluntarily, to the Chilean Code of Ethics in Publicity.

In Puerto Rico, the Bank is governed by state and federal laws and regulations and in Venezuela it is a member of the National Association of Advertisers.

OUR PRODUCTS AND SERVICES MUST BE TECHNICALLY CONSISTENT, LEGALLY CORRECT AND ADAPTED TO THE PROFILE AND REAL NEEDS OF OUR CUSTOMERS

Structural capital and business indicators

Structural capital	2003
Customer support	
Number of branches	9,199
Number of portals (Internet) for customers	148
Monthly average of computer transactions (millions)	1,753.12
Number of calls/day tended by internal users	50,717
Number of debate forums established in Intranet	77
Technology and quality of processes	
Number of computers per employee/branch	1/8
Percentage of employees with access to Intranet/e-mail	96/99
Processing capacity (Mips en central host)	45,697
Capacity of storage (Terabytes)	2,486.48
Monthly number of pages consulted in Intranet	65,422,449
Monthly number of pages consulted in Internet	68,142,156
Number of ISO-9000 certifications	104
Product technology	
Number of products and services (catalogue)	13,315
Number of new products and services developed	3,248
Number of "internetized" processes (work processes incorporated to the website)	1,000

Business Capital	2003
Customer support	
Number of customers in "Telephone Line"	4,362,114
Number of on-line banking customers	2,750,988
Number of credit cards	12,188,926
Number of debit cards	11,733,345
Savings books with magnetic band for self-service	12,855,457
Average number of years as a customer	5.95
Global satisfaction index of individual customers (1-10)	8.08
Global satisfaction index of corporate customers (1-10)	7.67
Number of complains received in the customer attention units of the different banks	256,226
Number of publications for customers	121
Number of publications for shareholders	70
Number of publications for employees	86
Intensity, collaboration and connections	
Number of new customers	4,809,633
Number of telephone calls tended to	115,441,840
Number of operations conducted over the telephone	116,603,219
Accessibility level of Telephone Banking (%)	82.94
Percentage of customers satisfied with Telephone Banking	72.01
Number of transactions conducted by Internet	230,609,863
Number of Electronic Banking customers client-server (direct transfer of data by companies)	1,630,554
Number of transactions conducted by Electronic Banking	301,383,791
Average number of employees per branch	8.64

SHAREHOLDERS



The capital stock of Santander Central Hispano comprising 4,768,402,943 shares at the end of 2003 was distributed among 1,075,733 shareholders.



Santander and its Shareholders

OUR COMMITMENT

Geographical breakdown of shareholder's equity
(%)

Spain	Rest of Europe	America	Rest of the world
45	47.2	7.6	0.1

MAIN ACTIONS IN 2003

OBJECTIVES 2004

Transparency, creating value, equal treatment and dialogue

The Santander Group's commitment to its shareholders has two basic pillars: creating value over the long-term and maximum transparency. We take efforts also to give our shareholders equal treatment, to strengthen channels for dialogue and make them more fluid, and to encourage their involvement.

DIMENSION

Shareholders	1,075,733
Resident individual shareholders	32%
Non-resident institutional shareholders	48%
Share appreciation over the last 10 years	328%

- Share appreciation of 43.6% in 2003.
- 4th bank worldwide in terms of value creation for shareholders
- Dividend of EUR 0.3029 per share, 5% more than a year earlier
- Communication channels strengthened with shareholders
- Chairman's letter to shareholders and implementation of proposed measures

- Elimination of requirement to hold 100 shares for attending Shareholders Meetings
- Adapting corporate website to new regulation on transparency
- Increased contacts and face to face meetings with shareholders and investors
- Progress in exercising rights via telephone or electronically

SHAREHOLDERS

The capital stock of Santander Central Hispano was represented by 4,768,402,943 shares at the end of 2003 and distributed among 1,075,733 shareholders, 16,460 less than a year earlier. The highest number of shareholders was reached in 2003 (1,108,711).

There are no shareholdings equal to or more than 6% of the Bank's capital stock. The largest institutional investor in Spain is the Marcelino Botín Foundation, with 70,519,120 shares (1.479% of the capital stock), and 90.15% of shareholders hold fewer than 3,000 shares (10.14% of the capital stock).

Capital breakdown by blocks of shares


More than 400,000
63.26%
1-200 0.74%
201-1,000 3.74%
1,001-3,000
5.66%
3,001-30,000
15.94%
30,001-400,000
10.66%

The average number of shares per shareholder is 4,433, which on the basis of the year-end price of 2003 represents an investment of EUR 41,623.1.

The direct and indirect shareholdings of members of the Board amounted to 9.48% of the capital stock at the end of 2003.

The main foreign institutional investors, excluding members of the Board, are Sanpaolo IMI and Société Generale (2.87% and 2.73% respectively).

In 2003, 34.18% of the Bank's capital stock, higher than at the end of 2002, belongs to individual shareholders and 65.82% to corporate ones.

Residents own 45.00% of the shares and non-residents 55.00%.

The number of employees with shares, excluding Board members, is 19,146 (23,771,084 shares and 0.50% of the capital stock).

45.80% of them participate in the *Dividend Reinvestment Plan*.

Capital breakdown by blocks of shares (31-12-2003)

	Shareholders	Shares	% of capital stock
1-200	456,401	35,280,516	0.74%
201-1,000	357,109	178,103,114	3.74%
1,001-3,000	156,277	270,084,064	5.66%
3,001-30,000	98,468	760,223,000	15.94%
30,001-400,000	6,956	508,136,625	10.66%
More than 400,000	522	3,016,575,624	63.26%
Total	1,075,733	4,768,402,943	100.00%

Breakdown of capital stock by ownership

	Residents	Non-residents	Total
Board of Directors*	3.43%	6.05%	9.48%
Employees**	0.50%		0.50%
Institutional	8.80%	48.47%	57.27%
Individuals	32.27%	0.49%	32.76%
Total	45.00%	55.00%	100.00%

* The Board at 31.12.03. direct and indirect shareholdings and shares represented
** Excluding the Board

Geographic breakdown of the capital stock

	Shares	%
Spain	2,145,654,702	45.00%
Rest of Europe	2,252,790,563	47.24%
America	364,681,730	7.65%
Asia	4,940,321	0.10%
Africa	227,037	0.01%
Oceania	108,590	0.00%
TOTAL	4,768,402,943	100.00%

Capital breakdown by geographic area


Spain 45.00%
Asia 0.10%
America 7.65%
Rest of world 0.01%
Europe 47.24%

TRANSPARENCY

The priority objective in 2003 in the Shareholders' Area was to strengthen communication with the more than one million shareholders and broaden the range of products and services offered:

- accionistas@gruposantander.com e-mail address. Since this mail box was created, the number of shareholders using it has risen to 34,245 and they also receive information the same way.
- Shareholder Attention Line 902 11 17 11. The number of calls fielded by this service also increased in 2003 (from 24,440 to 24,539). This Line enables shareholders to ask questions regarding the Santander share, request more information and use products that are made available.

- Personal visits and forums. During 2003, 876 shareholders were tended to personally (444 with personal visits and 432 in 41 forums) in Spain. As well as presenting to shareholders the Group's earnings every quarter, they were invited to express their views and make suggestions.

- Requests for historic data. In order to tend as quickly as possible to requests for historic data regarding ownership of shares, the Area developed a computerized process that generates this information.

- Young Shareholders Plan. This is a new product linked to the Santander share and is an alternative saving/investment idea remunerated with Santander shares.

- Santander Share Card. This is an American Express card in its different forms and with many advantages.

- Promotions. Various marketing campaigns were conducted in 2003 involving to health, photography, wine and delicatessen products. The range of products offered in exclusive conditions will be increased.

- Reports. The Shareholders' Area issued close to 400 reports in 2003, which were available through various channels.

- Website: www.gruposantander.com/accionista. This was restructured in order to make it clearer and easier to browse. It is periodically updated and new elements included.

CHAIRMAN'S LETTER TO SHAREHOLDERS

As part of our bid to encourage and improve the dialogue with our shareholders, the Chairman sent a letter to all of them in May 2003 inviting them to make suggestions and proposals on how to improve the Bank and incorporate them to the Shareholders' Meeting in June.

This pioneering move was well received by shareholders and the replies were commented on by the Chairman of the Meeting.

A total of 938 replies were received, 782 by ordinary mail and 156 by e-mail. All of them were personally answered by the Chairman.

Among the issues that most interested shareholders were the share price performance, the Group's expansion, the dividend reinvestment plan and concern for the environment.

Many of the suggestions concerned improving the information provided in account statements and products. The Bank took into account the observations and incorporated them to the Partenón Project, the Group's new IT platform.

Some shareholders requested in their letters to the Chairman a differentiated treatment in their relations as customers of the Bank. The Board, as a result, agreed the following measures:

- no commission for the transfer of securities, in certain cases;

- a new card in special conditions;

- increase in the calculation period for setting the price for acquiring shares under the Dividend Reinvestment Plan.

All of these issues have been put into effect since July 2003.

Lastly, another request from some shareholders was taken up by the Board and approved at the last General Meeting: article 15 of the by-laws was changed and the requirement to hold at least 100 shares in order to attend the Meeting was eliminated. This was yet another step in our desire to foster and facilitate the participation of minority shareholders in Meetings whatever number of shares they hold.

RELATIONS WITH INVESTORS AND ANALYSTS

The Santander Group attaches great importance to the financial information it provides to the markets. Financial and stock market analysts plan an influential role in the investment decisions taken by institutional investors (mutual funds, pension funds, insurance companies, etc.) as they plan a key part in the liquidity and price setting of our share.

We have 624 institutional shareholders from 31 countries, who are not represented on the Board and who hold around 57.27% of the capital stock. There are currently 36 financial analysts who publish reports on their expectations for the Santander share.

The main objective of the Area of Relations with Investors and Analysts is to provide information to the institutional market on a homogeneous basis and not only through basic documents - the Annual Report and quarterly reports - but also presentations of the quarterly results or of specific issues as well as disseminating significant news via the website. The Area provides information to different rating agencies so that they can continuously track our credit risk.

As well as providing general information, the Area meets with institutional investors and analysts interested in the Santander share to convey the latest business trends and the Group's strategy so that they can make their estimates on future share performance and investment decisions.

The Area's activity is coordinated from Central Services in Madrid, but given the Group's composition and the geographic reach of our activity there are specialized areas in some of the Group's banks, particularly those that are listed on the stock exchanges of their respective countries (Banesto, Santander Chile and Santander Puerto Rico).

In 2003, 840 meetings were held with investors, analysts and rating agencies as well as investors specialized in social responsibility, always complying with the principles of equal treatment and symetric disclosure of information.

Of note among the activities conducted by the Area in 2003 was the seminar on Latin American business, which was attended by 80 analysts and investors. The Director-Executive Vice-President of the Latin America Division and the Chief Financial Officer participated, as well as those responsible for the Group in Brazil, Mexico, Chile, Venezuela and Puerto Rico. The achievements and the objectives of our banks in Latin America were set out.

Also noteworthy was the presentation made on Consumer Finance, at which the executive vice-president of the Financial Division conveyed the Group's very positive results from this activity.

Institutional Investors-Reuters chose the Area as one of the three best departments of its type for the financial sector in Europe, and it received an award for providing one of the five best websites in Spain and Portugal.

CORPORATE WEBSITE

The Santander Group's website includes more than is strictly required by the Transparency Law and its regulations. We have also made it over the past few years the best channel for communicating with shareholders and the markets, setting a clear example of transparency in information.

The website (www.gruposantander.com) provides a wealth of economic and financial information as well as on issues of corporate governance, in conformance, particularly in the latter, to the prevailing regulations.

Information on the Group

The website briefly summarizes the main features of the Group, its history, vision, values, main business areas and principal figures.

Shareholders and Investors

The website includes a long section on communication with shareholders and investors, providing direct access to information including the share (price and dividends), issues and securitization by the Bank and the ratings of the main agencies. We also have on the website the communiqués sent to the National Securities Market Commission and the US Securities and Exchange Commission and significant news items. The financial calendar setting out the dates of presentations, dividend payments and the calling of Shareholders' Meetings is also on the website.

Annual and Quarterly Reports

The website contains the annual reports of the last three years, quarterly reports and series and financial statements, as well as quarterly reports for shareholders and the Group's main bulletins.

Financial services

The website makes a distinction between four large groups of customers (individuals, companies, corporations and private banking) and sets out the different entities which in each country cover the needs of each group. There are links to the respective website of these entities.

Press Room

This part of the website provides all the significant news items on the Group over the past few years.

Commitment to society

The website has a section on the Group's commitment to society including not only the Annual Report on Corporate Social Responsibility and the Group's policy on the environment but also the commitment to universities.



Corporate Governance

This section, adapted to the latest regulations, includes:

- the main documents supporting the corporate governance structure;
- all the information on the Board and on Shareholders' Meetings (previous and current years);
- the main channels of communication between the Bank and its shareholders, with particular emphasis on the right of information of shareholders;
- relevant developments.

Legal information

Since February 9, 2004, with the entry into force of order ECO/3722/2003, which further develops the Transparency Law regarding, among other things, information vehicles for listed incorporated companies, the corporate Web site has included a section called "Legal information for Shareholders." This section includes detailed information on the corporate governance of the company, its ownership structure, information norms, codes of conduct, announcementsof material facts, etc.

Most of this information was already available on the corporate Web site, and has been pulled together in this section.

Socially responsible indices

The increasing importance of socially responsible investment is reflected in the appearance of new stock market indices regarding sustainability. These serve as a guide for investors in general and for the so-called ethical funds in particular.

The two main world indices are the Dow Jones (Dow Jones Sustainability Index) and the FTSE (FTSE4Good Index), whose visibility has helped to bring the concept of socially responsible investment closer to companies, analysts and investors.

The criteria for joining the Dow Jones Sustainability Index and the FTSE4Good are similar. In both cases candidates must fulfil the general requirements for admission to the global index (profitability, financial soundness, liquidity of the share, etc) and pass an additional analysis based on the three aspects which make up sustainability – economic, social and environmental.

The analysis takes into account the features of each sector. Unlike the FTSE4Good which excludes certain sectors (tobacco, arms, nuclear weapons, nuclear energy and mining/processing of uranium), the Dow Jones Sustainability Index is all embracing but applies a variable penalization coefficient for certain sectors where a higher degree of commitment to sustainability is required.

The indices are periodically revised to verify that companies are still meeting the requirements and fulfilling the commitments in issues of sustainability. Companies that do not meet the requirements adequately are automatically dropped from the indices.





EMPLOYEES



The Santander Group is committed to helping its more than 103,000 employees advance their professional careers, reconciling their private lives with work, and encouraging active and reciprocal communications.



Santander and its Employees

OUR COMMITMENT



Group units with largest workforces
('000)
22.1
21.8
11.8
9.8
8.6
Santander Central Hispano
Santander Banespa
Santander Serfin
Banesto
Santander Santiago

MAIN ACTIONS IN 2003

OBJECTIVES 2004

Relations, training, communication

The Santander Group is committed to helping its more than 103,000 employees advance their professional careers, reconciling their private lives with work, and encouraging active and reciprocal communications.

DIMENSION

Number of employees	**103,038**
Average longevity	**12.83 years**
Average age of workforce	**38.3 years**
% men/women	**58.28/41.72**

- Chairman's letter to employees.
- Centralization of administrative personnel processes in Spain.
- Improved process for evaluating Group executives.
- Alignment of Human Resources structure with business lines and functional areas.
- Recognition of Optima Programme in Spain.

- Transfer of corporate headquarters to Santander Group City, in Spain.
- Overhaul of evaluation procedures.
- Development plan for Group executives.
- Launch of International Training Centre at Santander Group City.

CHAIRMAN'S LETTER TO EMPLOYEES

On July 28, 2003, Mr. Emilio Botin, the Chairman of the Santander Group, sent a letter to each and every one of the Group's employees inviting them to send him "their ideas and concerns, as well as any suggestion that could help to improve our competitive position, our efficiency, quality of service and, in short, our results".

This letter was a pioneering step that continued the path begun in 2002 with the letter tc shareholders and inaugurated a direct channel of communication with the entire Group's staff, without mediation or intermediaries.

The Chairman received 2,600 letters in the two month period established for replies, 2.5% of total employees and well above the initial estimates.

Of the replies, 25% came from women, a percentage well below that of their presence in the Group (around 42%).

Executives accounted for 6.5% of the replies and only 10 letters were sent anonymously and even these, like the others, were generally positive in tone, frank and constructive.

Latin America accounted for 82% of the letters received, with Argentina supplying 625 letters (12% of the staff) and Mexico 485 (4.3%). Spain's share of the total, however, was low.

Five projects

The Chairman presented the Board, at its meeting on December 22, 2003, with a report setting out the conclusions and plans arising from the replies to his letter, and the next day he sent a letter to all employees with five projects:

- Customer banking project: develop a common model that stimulates closer links with customers, so that they are more satisfied and loyal and profitable and lasting relations are established.

- Santander Group management resources project: formulate measures to motivate, assess, train and develop common careers for all employees of the Group, to be carried out by a team of high quality executives.

- Technology and IT systems project: define the focus and patterns of common actions in technology and operational support, which ensure higher productivity of teams and better quality service for customers.

- Risks project: identify improvement opportunities in order to adjust the policies and procedures to each segment and market, within the Group's traditional policy of prudence.

- Group identity project: define and develop a series of measures to increase the sense of belonging to a group, creating hallmarks that enhance the perception of the Group in the markets.

Santander Group employees

	2003	2002	2001
Basic data			
Number of employees	103,038	104,178	115,706
Average age	38.33	38.75	39.37
Average number of years with the Group	12.83	13.18	14.16
% men/women	58.28/41.72	59.27/40.73	60.16/39.84
% with variable remuneration	69.79	73.88	67.68
% with degrees	45.39	39.91	34.46
Investment in projects to reconcile personal and working lives (euros)	959,422	1,612,021	

THE SANTANDER GROUP'S EMPLOYEES

Our Group is present in more than 40 countries in five continents but, as the table shows, over 80% of employees work in just five countries: Spain (34%), Brazil (21%), Mexico (11%), Chile (9%) and Portugal (7%).

Of the total number of employees, 58% are men and 42% women. These figures increasingly look alike in all the Group's banks and companies. The average age is 38.33 and the average number of years with the Group is 12.83. More than 45% of employees have a degree, a figure that is increasing every year.

A noteworthy feature of our human resources policy is that, unlike other multinationals, most people work in their country of origin. This is because the Santander Group believes that the best way to tend to local interests is to do so from a local perspective.

Only 126 Spaniards work in banks outside Spain, and in different positions of responsibility. This is a good sign that our human resources policy respects diversity and indigenous cultures.

Each country's rules regarding protection of human rights at work – no discrimination, freedom of association and collective bargaining, ban on employing children and forced labour and protection of ethnic minorities – are fulfilled in all the Group's banks. There have been no complaints against the Group for failing to meet these fundamental rights.

Our Human Resources departments ensure that employees' complaints are dealt with carefully and confidentially.

A FEATURE OF OUR HUMAN RESOURCES POLICY IS THAT, UNLIKE OTHER MULTINATIONAL COMPANIES, MOST EMPLOYEES WORK IN THEIR COUNTRY OF ORIGIN

Distribution by entities

Bank/Companies	Number of employees	% women	% men	% degrees
Santander Central Hispano, Spain	21,995	30	70	40
Banesto, Spain	9,840	28	72	55
Totta, Portugal	6,066	39	61	43
Santander Banespa, Brazil	21,976	50	50	58
Santander, Chile	8,617	45	55	43
Santander Serfin, Mexico	10,772	46	54	(*)
Santander, Colombia	1,809	54	46	50
Santander Puerto Rico	1,621	64	36	22
Santander Venezuela	4,565	58	42	31
Banco Río, Argentina	3,566	34	66	36
Other entities	12,211	51	49	31
Total	103,038	42	58	45

(*) The files in Mexico do not include academia information

HUMAN RESOURCES STRATEGY

In order to ensure development of sustainable competitive advantages, the Santander Group's Human Resources Policy aligns employees' needs and expectations with those of business, and those derived from shared social responsibility. The Group's employees are the most important asset and are the cornerstone upon which rests the creation of value in the medium and long term.

The organizational structure of Human Resources is focused on three large areas which are integrated into and form part of the Group's businesses:

- Management of Human Resources, business units and areas.
- Centre of Shared Services
- Specialized Areas of Knowledge (Selection, Work and Management of Talent, Training and Development, Evaluation and Remuneration Systems, Labour Relations and Technical Secretariat).

In order to strengthen career development and detect talent, a new framework of global action based on Key Skills was drawn up. This sets out and defines the corporate culture we want to develop: leadership, coherence, integrity, transparency, team work, anticipation, customer focus, commitment and high return.

SELECTION AND WORK

Recruitment criteria put the emphasis on attracting new employees committed to the Group's vision, corporate values, cultural and business diversity, customer focused, high return, capable of anticipating developments, innovation and team work.

An Internal Work Market has been established to foster career development.

The objective is to create an efficient channel for offering career opportunities to all Group employees. It is based on principles of transparency, equality, effectiveness and speed, the keys for uniting the needs of the Group's units with the aspirations of our employees.

A specific unit was created which manages a centralized data base with the job vacancies. New procedures were also developed for internal selection which improves the flow of information and the effectiveness and speed of the system.

More progress will be made in the coming months in establishing policies that eliminate barriers to internal mobility. Greater emphasis will also be placed on communication with employees and executives on the value of this mobility as a tool to enhance the commitment and motivation of everyone.

In addition, Santander Central Hispano's employment portal has been redesigned in order to attract a larger number of applicants and potential candidates. There were 31,000 applicants. A portal will be designed during 2004 with links to the different employment portals of the banks.

TRAINING

In 2003 we continued to strengthen training in order to guarantee the Group's growth and as a strategic element of the Human Resources policy. The volume of training activities was similar to 2002. Each employee dedicated on average more than 27 hours to training and the total number of hours at Group level was around 3 million. More than 68% of employees took part in some kind of training activity.

Training continued to be developed under a multi-channel strategy. All employees were involved through different channels and procedures. Of note was the consolidation of Formavia, the Group's on-line training campus, which in Spain alone already accounts for 22% of all training. The first steps were taken to consolidate this system in Latin America.

Of note among the Group's global training projects is Business Risks, the Global Training Plan on Corporate Social Responsibility and the Plan to Analyze and Manage Environmental Risks. More than 96,000 hours of training were given in these areas.

The number of hours dedicated to training in issues related to money-laundering was very high (close to 100,000 for the Group).

Santander Central Hispano attached particular importance to business and financial advice training, especially programmes to facilitate the unification of business management models in the branch network, and training for customer managers, risk and increasing the certifications of training for advisors that accredit a guarantee of service quality.

Santander Central Hispano is the first bank in Spain to provide a service quality guarantee, making us more rigorous when providing advice.

The Bank and the CIFF Foundation launched the Santander Group Financial Agent Masters, a pioneering course with its own qualification.

Training data 2003

Total hours	2,825,747
Employees involved (% of total)	68.34
Percentage direct training	56.13
Percentage with *on-line* training (% of total)	51.18
Evaluation of satisfaction (out of 10)	8.51
Hours dedicated to development of executives	52,537
Number of people in executive development programmes	690

Training hours per employee

Bank/Companies	Hours a year per employee
Santander Central Hispano, Spain	33.83
Banesto, Spain	26.10
Totta, Portugal	38.00
Santander Banespa, Brazil	24.70
Santander, Chile	27.00
Santander Serfin, Mexico	26.70
Santander, Colombia	36.00
Santander Venezuela	37.00
Banco Rio, Argentina	24.69

CAREER DEVELOPMENT

In line with the policy of identifying and developing high potential people for the Group, the fourth edition of the Apollo project was started in Spain (Young Employees of High Potential in the Business Network), which for the first time incorporated the Risks Area. The eighth edition of the Programme of Young People with Executive Potential in Latin America was also launched.

The main objective of the Apollo Project is to strengthen the channels so that employees with certain personal features, skills and experience are candidates for executive posts. It was started in 1999 and so far 144 people have participated, 115 of whom (80%) have already been promoted.

The aim of the Programme of Young Employees with Executive Potential in Latin America is to train people already working for the Group's banks in Latin America who could move into executive posts.

The Programme consists of developing, through a programme of international postings, backed by a specific training plan, a collective of people who have been identified on the basis of demanding criteria. It would be a "pool" serving the needs of executives.

The ninth edition of this Programme started in May 2003. Already 156 people from our banks in different countries have participated in the programme, of which only 22 dropped out. A high percentage of them moved on to more senior posts.

More than 18,000 employees at the parent bank in Spain are involved in career development plans in order to foster a better adjustment of people to their posts and promote personal and professional progress where a standard career path is linked to a remuneration framework, a training programme and a plan of continuous monitoring.

Also of note was the Higher Training Diploma in banking management for people without a degree but with potential.

Professional development figures for 2003

Training hours in career plans	219,425
Number of employees in career plans	18,386
Training hours in high potential programmes	92,574
Number of employees in high potential programmes	443

MANAGING TALENT

In order to maintain a high level of return culture, a process to manage talent is required to generate career growth opportunities and develop those employees with the highest potential.

The Santander Group developed in 2003 its own model for the management of talent. The objective is to know the relevant people in depth in order to be able to collaborate in their career development, commitment, motivation and recognition.

Two new projects were launched. In Structural Planning and Alignment of Human Capital, developed by Global Wholesale Banking, the aim is to bring employees into line with the new globalized model in Corporate Banking. Assessment and Development of Talent in Risks, put into effect with executives of the Risks area in Spain and Portugal and which will be extended to Latin America in 2004, plans the development and mobility of executives according to their profile and expectations and the area's strategic needs.

REMUNERATION POLICY

The main aims of the remuneration policies are to attract, keep and motivate the best employees, as well as ensure adequate career development on the basis of different businesses, all of which is an essential part of being competitive in all markets.

The policy does not discriminate in terms of the sex of the employee, race, beliefs or opinions, as the fundamental criteria are based on the creation of value, transparency and ethical commitment.

During the course of 2003, promotions were given to 13% of the workforce.

One of the central guidelines for remuneration policy is performance. In this regards, the first steps were taken during the year to establish an evaluation procedure for the performance of key executives.

Additionally, all evaluation procedures are under review in order to establish a new model for 2004 which will contribute towards optimum Group performance.

THE GOAL IN MANAGING TALENT IS TO ATTAIN A FULL UNDERSTANDING OF EMPLOYEES IN ORDER TO HELP DEVELOP THEIR CAREER DEVELOPMENT, THEIR COMMITMENT, MOTIVATION, AND RECOGNITION

SECURITY AND HEALTH IN THE WORK PLACE

The Prevention Service, audited by an external company, continued to promote measures to improve security and health. A State Committee of Security and Health, comprising representatives of the Bank and employees, was established to study and discuss all issues within its scope and to resolve the problems identified.

One of the topics discussed in this committee was the upgrade of computers in the branch network. At the end of November, 2003, the Bank and the unions signed an agreement specifying the type of screens to be installed and a plan for their installation.

This Committee holds ordinary meetings every quarter and extraordinary ones when matters of particular importance or urgency arise.

As part of the Planning of Preventative Action, risks at work places continued to be assessed from time to time and corrective measures proposed when necessary and monitored.

The health of workers was also tracked with physical examinations inside or outside the Group, in accordance with criteria, vaccination programmes, monitoring measures and specific programmes. This data is included in the Annual Report of the Service of Prevention of Risks at Work.

The methodology used in Santander Central Hispano Health Care was extended to all employees of the Group's subsidiaries in 2003.

The index of workplace accidents in the Group was 1,9* in 2003. The number of days lost because of sickness was 387,075 and 60,791 from accidents.

(*) (Number of accidents x 1.000.000 / Total number of working hours)

As regards training and information for employees, various communication channels and IT tools were used to disseminate messages on security and health at work.

The intranet included a specific section on Prevention of Risks at Work, with recommendations on ergonomics, emergency situations and evacuation of offices, as well as a first aid guide.

Information was also incorporated on prevention of cancer and heart problems.

Training in safety and health issues continued via specific courses included as "Prevention of Hazards in the Workplace" and "Health in the Workplace" in the Training Course Manual, with a high degree of employee participation.

Special attention was given to providing information on prevention of HIV/Aids. In countries where there is a high rate of contagion, such as Brazil, a major information campaign was conducted for employees. Additionally, Santander Banespa made its central Sao Paulo building available to the Municipal Health Secretariat to place a red ribbon, international symbol of the struggle against Aids.

SERVICES AND BENEFITS FOR EMPLOYEES

The Santander Group has a wide range of services and benefits for all its employees. In Spain, the Assistance Fund spent more than EUR 1 million on meeting the needs of 8,000 requests presented by employees and not covered by the Social Security, as well as help for the physically and mentally handicapped.

All employees enjoy special conditions in banking products and services, as well as annual contributions of voluntary life, accident and disability insurance.

The Human Resources Area launched a new project in 2003, creating a centre of shared services for all the Group's employees in Spain.

The purpose of the centre is to improve the quality of service provided to employees, boost efficiency and attain greater specialization so that we know and tend better to their needs.

Among the benefits directly or indirectly tended to by the centre are: the Social Welfare Benefit Society, aid for the education of the mentally handicapped children of employees, aid for each child, voucher-gift for retired employees, Wage Bargaining Agreement Loans of 5 and 9 monthly payments and special loans to buy homes in the Boadilla area.

Banespa continued its programmes for the children of employees, held the fifth edition of its children's art competition and distributed presents to children under the age of 13, inviting them at Christmas to visit the office of their parents.

The Group in Chile developed the Work and Family and Working Better programmes, which put into effect eight measures.

In Colombia, the Group developed its Welfare Programme for employees and their families, which include sporting, leisure and cultural activities, and a complementary plan. Total investment amounted to 824,236,000 million pesos (US$301,586).

The Group in Puerto Rico continued to develop its programme to reconcile working and family life. An art workshop for children was held for the third year running to foster the inter-relation of employees and their families, and 2,900 people attended the Christmas 2003 Meeting, 400 of whom were children.



ALL GROUP EMPLOYEES ENJOY SPECIAL CONDITIONS ON BANKING PRODUCTS AND SERVICES

Banco Rio in Argentina continued its Human Development and Creation of Value programme, which organizes conferences and work shops for all employees and their families.It also provided direct economic assistance to all employees with children under the age of four for nurseries. The Bank contributed up to 70% of the cost of masters and postgraduate studies by employees.

In Peru, the Bank offers medical protection and life insurance over and above what employees receive from the state. First aid courses and simulations of what to do in the event of natural disasters were also held.

In Bolivia, working conditions were improved with a greater distribution of space.

Of note among the services and benefits for employees is the Santander Group City at Boadilla del Monte (Madrid) which will be occupied during 2004 by around 5,500 employees from the Group's central departments, currently located in different buildings around Madrid.

The project's philosophy, as regards the Group's objectives for employees, is to make the City an ideal environment for reconciling working and family life. It includes:

- Ergonomics at the work station.
- Common spaces for work and career development.
- Sports installations.
- Restaurants and coffee shops.
- Medical facilities.
- A large zone for convenience shopping.
- Transport service laid on by Santander.
- One of the largest nurseries in Europe, with room for 400 children of employees working at the City.

EQUAL OPPORTUNITY

The efforts of the Group in this sphere over the last two years have been recognized by the Institute of the Woman which granted Santander Central Hispano the status of Collaborating Entity in Equality of Opportunity between Women and Men.

This is a significant stimulus for continuing the policies, particularly from the Human Resources Area whose policy has totally embraced the Óptima Programme since January 2001, when the request for participation was signed.

Since then, steps have been taken to achieve the objectives of the Óptima Programme, such as the Positive Action Plan covering 29 different measures to guarantee equality in employment.

The Óptima Idea Mail Box continued to receive ideas and suggestions and the following ones received a prize: "Reduction of the working day for maternity to less than that indicated in regulations" and "Installation, in the nursery of the Santander Group City, of places so that mothers can breast feed their babies."

The first suggestion has already been put into practice and the second one, which is linked to the City in Boadilla, will have an area when the project is completed.

In Brazil, the Group developed a programme for people with disabilities and in Puerto Rico the legislation requiring a Programme of Affirmative Action was fulfilled.

In Argentina, Peru and Bolivia, the Group has policies which set clear and just employment conditions at all levels and which put a premium on non-discrimination and equality of opportunity, both in promotion and in attracting new employees.

INTERNAL COMMUNICATION

Internal communication in the Group is one of the key management tools, because of its direct impact on motivation and the commitment of employees.

The channels needed to ensure efficiency and the levels of integration of teams were increased in 2003 and to facilitate dissemination of messages, activities and projects, both at Group and local level.

Mechanisms to measure activities and receive feed back (surveys, suggestions, etc) were also established in order to ensure progress and further improvement in this area. A specialized area was created within the Communication and Studies Division to strengthen internal communication

Of particular note was the Communication Plan as part of the development of the Santander Group City Project. This is mainly for the Group's employees who will be working at the City as of 2004.

Internal publications

The Group has an in-house magazine, Carácter, for its current and retired employees in Spain. The print run is 150,000 copies and five issues have been published in two years.

There are also more than 20 in-house magazines published by the Group's other banks in Spanish, Portuguese, Brazilian, English and German.

Of note is Conexão, published by Santander Banespa in Brazil, which for the second year running was named the best in-house magazine by the Brazilian Association of Business Communication (Aberje).

The Group also has several on-line publications, such as *Santander al Día* and *Buenos Días* in Spain and *Buenos Días América* and *América Noticias* in Latin America.

Conventions

Several conventions were held during 2003 which brought together the Group's executives to analyze the achievements of their units and establish plans for the future.

The main one is the Convention of Group Executives which brings together 1,000 people from around the world.

Also of note are the Retail Banking Convention and the Meeting of Executives of the Latin America Division.

Regarding this last meeting, the customer workshop, in which the various countries could share interesting experiences, deserves a special mention.

LABOUR RELATIONS

The XIX Wage Bargaining Agreement of the Banking Sector was signed in February 2004, covering 2003 and 2004. This regulates the relations between the banks and their employees.

Over and above the collective bargaining mechanisms developed for the banking sector, the Santander Group continues to foster mechanisms for participation and dialogue with the trade union representatives.

Santander Central Hispano signed an agreement in July with almost all the trade unions which set out various aspects regarding early retirement, as well as the conditions for the early retirements that took place in 2003, extending them to those that might occur in the next three years.

This agreement envisages the setting up of a *Monitoring Committee* consisting of senior management and representatives of the trade unions that signed the agreement, which will analyze and resolve any problems that could arise.

A committee was also established to deal with issues affecting employment and the hiring of personnel.

In Brazil, Banespa is implementing the collective agreement negotiated with trade unions by the National Federation of Banks.

Some 29% of the employees of Santander Serfin in Mexico belong to the trade union for the banking sector, with whom the Bank has a fluid dialogue through mixed committees on issues such as negotiating the collective agreement, internal promotion and security and health at work.

In Puerto Rico, where there are no trade unions with whom to negotiate collective agreements and other related issues, labour relations are regulated by federal and state legislation, mainly the Legislation Protecting Workers and the Legislation on Employer-Worker Relations.

Labour relations in Argentina are regulated by the Law for the Contracting of Workers and, specifically in financial activity, the nation-wide Collective Work Agreement. There are thus no specific agreements in companies.

No company in Peru has signed a collective bargaining agreement and trade unions do not exist. All of them are governed by laws and the Bank applies a remuneration and benefits policy for all its employees.

In Bolivia, 9% of the Group's employees are members of the only trade union that exists. An annual wage bargaining agreement is signed with it.

Human capital indicators

	2003	2002	2001
Abilities: knowledge, skills and professional qualifications			
Number of employees	103,038	104,178	115,706
Training hours per employee	27.42	39.11	37,00
Total training hours	2,825,747	4,074,401	4,300,000
Spending on training/Annual wage bill (%)	0.93	1.22	0.82
Employees in training/Total staff (%)	68.34	87.14	70.00
Assessment of satisfaction with the training (1-10)	8.51	8.31	7.83
Number of apprenticeship activities available in on- line training	2,613	2,033	1,837
On-line training by employees/Total staff (%)	51.18	47.68	26.26
Number of grant holders managed	6,063	2,050	1,712
Capacity to innovate and improve			
Average age of employees	38.33	38.75	39.37
Men/Women (%)	58.28/41.72	59.27/40.73	60.16/39.84
Number of executives	8,178		
Average length of service of executives	11.77		
Employees with degrees (%)	45.39	39.91	34.46
Number of CVs received for job selection processes	288,054	131,461	127,814
Number of consultations tended to by the Employee Attention Service	130,460	277,897	127,595
Number of projects related to management of knowledge	58	16	17
Commitment and motivation			
Number of years service of employees	12.83	13.18	14.16
Employees promoted/Total staff (%)	12.97	12.51	6.23
Employees with variable remuneration (%)	69.79	73.88	67.68
Number of people in management by results plan	6,191	3,100	3,374
Number of job assessments carried out	92,617	71,312	66,036
Number of contributions to Knowledge Communities	1,151	459	387
Number of suggestions for improvement	10,042	4,572	3,579
Reconciling personal and professional lives			
Total e-learning training hours (CBT or EAO: On-line training and videoconferences)	563,635	637,315	
Number or projects focused on reconciling personal and professional lives	46	20	
Number of people on leave	1,201		
Total investment in projects to reconcile personal and professional lives (euros)	959,422	1,612,021	


SUPPLIERS

The Santander Group's dealings with its suppliers are based on a firm commitment that has fomented mutual respect and made transparency and shared principles the foundation of their relationship.



Santander and its Suppliers

OUR COMMITMENT


Electronic purchasing
Purchasing Department, Spain
1,895
2,843
2002
2003
Supplies who have subscribed to the chain of adherence in 2003
49%
45%
Spain
Latin America

MAIN ACTIONS IN 2003

OBJECTIVES 2004

Mutual benefit, respect, shared priorities

The Santander Group's dealings with its suppliers are based on a firm commitment that has fomented mutual respect and made transparency and shared principles the foundation of their relationship.

DIMENSION

Volume of purchases managed electronically(*)	32%
The chain of adherence has been sent to 732 of the Group's main supplies	

(*) Purchasing Department, Spain

- Progress in awarding supplier contracts through electronic auctions.
- All purchases were paid according to conditions.
- The chain of adherence to the UN Global Compact has reached 50% of suppliers in Colombia and more than 75% in Puerto Rico.

- Consolidation of the purchase system through electronic auctions.
- Encourage the incorporation of new suppliers to the chain of adherence.
- Reingineering of purchasing procedures by integrating new technology.

The Santander Group's policy in purchases is to optimize the relation between cost, quality and provision of services.

On the basis of this optimization, suppliers are a very important collective for our Group as we depend on them to a large extent to attain the objectives proposed, both in the strictly financial field as well as in issues of corporate social responsibility.

Just as with our customers, we like to establish lasting relationships with our suppliers, based on the conviction that both sides can obtain long-term benefits.

SELECTION AND MANAGEMENT

In accordance with our traditional policy, all purchases of goods, as well as their selection, contracting, negotiating and other matters related to external suppliers are handled in the Group by the Resources and Costs Division. This division sets the criteria and coordinates the investments and spending of the subsidiaries in each country.

This enables us to achieve the most competitive prices, as well as standards that facilitate the streamlining of services and inputs.

Suppliers are selected after meeting certain quality requirements, which are continuously assessed in accordance with the Group's internal regulation.

The Purchasing Department, following its own procedures, establishes a strict control on suppliers, not only by applying the criteria set below, but also by its adherence to new standards like social and environmental commitment of the suppliers.

In Spain, no supplier represents more than 10% of purchases. The top five together account for 11%.

No supplier in Latin America accounts for more than 10% of the total purchases; the five largest account for 12.5%.

The selection criteria used, depending on the type of service or product, are:

• prestige in the market;

• product or service quality;

• flexibility in the face of change;

• resolving problems;

• economic conditions;

• experience and

• geographic coverage.

The soundness of the selection, comparison and evaluation processes, which are applied in all the Group's banks and companies, guarantee objectivity and facilitate transparency.

Over the past few years, on-line purchases and auctions on Internet have enabled us to obtain cost savings and increase transparency.

The volume of purchases in 2003 via these procedures amounted to 32% of all Group purchases in Spain.

Investment accounts for around 20% of the total disbursement to suppliers and general spending for 80%.

All purchases in 2003 were paid in accordance with their contracted conditions.

A clear example of involving suppliers in the Group's social responsibility policy occurred at Santander Banespa in Brazil.

The Bank requires companies who maintain and replace batteries that they must certify that the old batteries have been sent to their respective producers. The batteries that Banespa had in storage were sent for recycling.

ADHERENCE CHAIN

Suppliers, as co-participants in the development of our Group's activity, were invited in 2003 to adhere to the UN's Global Compact.

It is very important to us to know that our suppliers not only comply in terms of delivery times and costs but also that they respect a series of fundamental principles related to respect for human, labour and environmental rights.

Many did so during 2003, both global suppliers as well as local ones in each country.

Our aim is to continue this policy as it will strengthen the Group's relations with its suppliers, in line with the Global Compact.

Some of the Group's banks began to send letters to their suppliers urging them to adhere to the Global Compact and a high proportion of them responded positively.

As an example, 50% of the suppliers who received the letter send by Santander Colombia responded positively. This percentage exceded 75% in Puerto Rico.

Special attention is due in the case of Security firms. The Bank, in the context of its commitment to respecting human rights, requires that companies supplying security services give their employees training that pays due attention to fundamental rights and individual freedoms.

OUR SUPPLIERS DO NOT ONLY COMPLY ON TIME AND ON COST, BUT THEY ALSO OBSERVE A SERIES OF BASIC PRINCIPLES ON RESPECT FOR HUMAN, LABOUR AND ENVIRONMENTAL RIGHTS

COMMUNITY



We encourage a corporate culture which places a high value on ethical and socially responsible practices.


DE
VALLADOLID



Santander and the community

OUR COMMITMENT



Total investment in Social Responsibility
(Millon euros)
17.8
23.9
48.5
61.0
71.1
1999
2000
2001
2002
2003

MAIN ACTIONS IN 2003

OBJECTIVES 2004

Investment, future, development

The Group is committed to social development, through sustained investment in education and culture, and through programmes that encourage the participation of employees and customers, in all the countries in which we operate.

DIMENSION

The Group's investment in Social Responsibility projects in 2003 came to 2.7% of net attributable income, the same percentage is in 2002.

Santander Universities accounted for 72% of that investment.

- Cooperation agreements with universities.
- Universia Portal.
- The Miguel de Cervantes Virtual Library.
- Cultural, social and education programmes in countries where the Group operates.

- Santander Universities is the most important and emblematic Social Responsibility project.
- The Group will continue cooperation with cultural, social and education programmes in communities where it has a presence, such as the Santander Cultural Centre in Porto Alegre, Brazil, and initiatives with the Red Cross in Spain.
- It will take advantage of the move of its central services to the Santander Group City to turn that facility into the benchmark in matters of Social Responsibility.
- It will intensify its dialogue with shareholders groups.

THREE LINES OF ACTION

The Santander Group's community relations revolves around three main lines of action.

Firstly, the programmes under the framework of Santander Universities because of their tradition, importance and the large investment in this area.

Secondly, the economic and other activities that support groups and communities with serious shortages and needs, particularly development programmes with a strong element of co-participation.

Thirdly, but no less important, the many educational and cultural programmes in countries where the Group operates.

SANTANDER UNIVERSITIES

For the Santander Group, higher education is one of the main engines of development of all societies. It has been collaborating for a long time with teaching centres and universities to help create a better, more just and more sustainable society.

The Group spent EUR 51.3 million in 2003 on projects linked to universities, 72% of the total investment earmarked in the Social Responsibility Plan.

The programmes related to universities are developed in three areas: cooperation agreements with different academic institutions (universities, associated centres and other institutions), the Universia portal, the largest of its kind in the world, which groups together 736 universities, and the Miguel de Cervantes Virtual Library, which gives free access to more than 12,000 works in Spanish and Portuguese.

Cooperation agreements

The Santander Group has cooperation agreements with 320 universities, associated centres and other academic institutions. During 2003, 70 new agreements were signed and EUR 35.8 million invested.

This programme covers 75% of Spain's universities and 80% of the student body. This gives us the opportunity to reach 1,190,000 people in Spain and 2,770,000 in Latin America.

Collaboration agreements with universities

2003	Agreements	University offices	Intelligent cards
Spain	69	58	607,483
Portugal	14	14	6,345
Brazil	63	147	118,434
Mexico	59	22	151,546
Chile	30	14	149,131
Puerto Rico	8	8	21,234
Venezuela	21	9	41,597
Argentina	18	11	16,000
Colombia	20	4	17,236
Others	18	4	22,691
Total	320	291	1,151,697

Breakdown of grants

Type of grants	2003	2002
Professional training	6,063	2,062
Studies	1,861	1,187
Total	7,924	3,249

Grants

Under these agreements, the Santander Group arranged a total of 7,924 grants in 2003 which represents constant growth compared to 2002 and 2001. Of these, 23.49% were for study and 76.51% work experience within the Group's banks.

Of particular note is the programme at Santander Banespa in Brazil. The aim of the programme is to train young people and give them apprenticeship, work experience and professional development opportunities.

Grant recipients spend up to four six-month internships in the Bank. Opportunities in every area of the business are available to them, and they can rotate among areas. Other services and benefits, such as life insurance and training programs, are made available to them.

Universia Portal

This portal, created in the summer of 2000, is the largest of its kind for universities and is growing every year. There are now 736 universities that use Universia as a network to strengthen the links between countries (99 joined it in 2003).

Close to 8 million university students in Latin America (85% of the total) made more than 51 million visits to the different portals in Universia. In 2003, a Universia portal for Argentina was created with 54 universities.

The Group's investment in Universia amounted to EUR 13.1 million in 2003, bringing the total since it was launched to EUR 47.6 million.

Main data of Universia

BANK/COMPANIES	Universities associated	% students	Users registered (cumulative)
Spain	67	100%	1,198,084
Portugal	18	95%	46,179
Brazil	147	55%	460,416
Chile	52	98%	127,875
Mexico	222	82%	136,405
Colombia	50	65%	67,745
Puerto Rico	15	99%	41,720
Venezuela	43	94%	269,724
Argentina	55	84%	112,525
Peru	67	97%	278,293
Total	736	87%	2,738,966

Universia continued to develop products and services in 2003, through technologically innovative projects, advanced Internet services, development of specialized portals, grants and training courses.

Universia and the Wharton Business School launched Universia-Knowledge@Wharton, an electronic business and economics magazine, and a joint portal, Universia-M.I.T., was created.

2003 was also the year of the Browser Rooms, an innovative programme which Universia launched in 2001-2002. There are 42 Rooms, 28 of them in Latin America and Portugal, with 1,260 computers.

The aim of these Rooms is to give universities a space for browsing and access to Internet, with latest generation solutions.

The pilot phase began in December 2001 in several universities and involving more than 6,000 students.

The average index of satisfaction for the pilot projects was between 3.5 and 4.3 (out of 5), with a percentage use close to 100%.

Today there are more than 250 Internet access points in the member universities.

Also noteworthy was the establishment of an automatic and easy to use Spanish-Portuguese translation system, accessible from any platform and with a very high level of quality.

There is even a chat system which enables people of different languages to communicate. The speed of the translation is such that users hardly notice any delay in communication.

Another significant achievement was that 14 universities decided to establish Universia electronic mail as institutional mail.

Lastly, an instantaneous messenger service was developed in 2003, for teachers, researchers and students (virtual communities), work and research groups (Intranet), specialized browsers in all university spheres and an agenda of university activities (more than 20,000 entries).



Miguel de Cervantes Virtual Library

The Miguel de Cervantes Virtual Library (www.cervantesvirtual.com) not only has the largest on-line collection Hispanic works, but also is the most visited Spanish literary website in the world, with more than 25,000 registered users and 85 million pages visited since its creation.

The Library was conceived by the University of Alicante, the Santander Group and the Marcelino Botín Foundation.

The Miguel de Cervantes Virtual Library Foundation was created in December 2000 to better manage the project and incorporate a large number of academics and authors and institutions, under the chairmanship of Mario Vargas Llosa.

The Virtual Library has more than 12,000 Spanish and Latin American works digitalized in different formats: text, image, video, audio and combined formats. By the end of 2004 there will be 14,000.

The Miguel de Cervantes Virtual Library has linguistic tools (browsers, dictionaries, analysis of concordances, among others) which are very useful for universities and researchers, and sections for permanent interaction with the user (forums, discussion gatherings, etc.).

During 2004 the Library will enhance the portals in Latin America and it plans to inaugurate the portal with the National Library with Spanish masterpieces in facsimile.

The Bank for universities and students

In Spain

- Cooperation agreements with 55 universities and 14 education centres.
- 607,483 university intelligent cards have been issued.
- 1,210,000 people are involved.
- The Universia portal is backed by 67 institutions.

In Latin America and Portugal

- Cooperation agreements with 251 universities.
- 544,214 university intelligent cards have been issued.
- 3,230,000 people are involved.
- The Universia portal includes 682 universities.



EDUCATIONAL, CULTURAL AND ARTISTIC DEVELOPMENT

As well as the Santander Universities, the Group conducts other activities projects of education, culture and the arts including:

• Santander Central Hispano, Spain

The Bank collaborates with among others the Guggenheim Museum in Bilbao, the Liceo in Barcelona and the Teatro Real in Madrid.

It also works with the Reina Sofía Museum Foundation and sponsors the workshops for children that it organizes. In 2003 we invited the children of the customers of our International Express office in Madrid, which tends to the financial needs of immigrants, to attend the workshops.

The regional government of Catalonia and the Bank signed a collaboration agreement in September 2003 to finance a research study of the archives of the former Banco de Barcelona, with a budget of EUR 224,000. This will produce a history of this bank and the role it played in Catalonia's financial history, where it was the only bank to issue currency during 30 years.

• Santander Banespa, Brazil

Collaboration with the Abrinq Foundation for the Rights of Children and Teenagers. Santander Banespa is a sponsoring partner of this Foundation which for many years has worked for the education of the most underprivileged. Among its main projects are "Juego de la ciudadanía", a unique competition on corporate social responsibility projects and "Alfabetización Solidaria", where the Foundation, with the support of the Bank, has taught some 3 million people to read and write in six years.

Also of note is the "Music in the Sky" programme. Santander Banespa donated to the Town Hall of São Paulo 21,359 violins, violas, cellos, flutes, saxophones, double bass, keyboards, trumpets and other instruments so that this programme of the Unified Educational Centre (CEU) can form orchestras made up of the city's underprivileged children and teenagers.

Santander Banespa also donated EUR 3.3 million of material for theatres, radios and photo laboratories, as well as computers and software programmes.

Santander Cultural Porto Alegre is a cultural centre for all types of activities. It has helped to facilitate access to culture and the arts, "democratizing" the public's contact with exhibitions, festivals, prizes, shows, music, study and debate groups. Activities in 2003 included exhibitions of engravings of Picasso and Gustavo Torner, the 4th Biennial of Visual Arts and the Freud cycle.

Of particular note among Santander Banespa's activities in 2003 was the joint work with the Magic Word Foundation, the collaboration with the government of the state of Sao Paulo to create the Itatinga Coexistence Centre, the agreements with the Nuevo Mirar NGO, the Banespa Museum and activities related to heritage conservation, such as the Plaza del Patriarca Building.

• Banco Santander Santiago, Chile:

The Bank donated close to 1,000 computers to cultural institutions and educational establishments.

The exhibition "El Greco to Chillida" was held in the Bellas Artes National Museum where 25 works spanning 400 years, and belonging to the Santander Group's collection were shown.

A covered, elevated walkway connecting the two buildings of Santander Santiago: This is regarded as one of the most important buildings of the past few years in Latin America and it was awarded the prize of the second architecture biennial of Miami.

• Santander Colombia:

The transparency and anticorruption project aims to make people more aware of corruption and more involved in combating it.

The CECUDEC Foundation seeks finance for the university studies of students living in Ciudad Bolívar, a very poor shanty town in Bogotá.

• Banco Santander Puerto Rico:

The Week of Reinvesting in the Community is an idea of the Puerto Rican Association of Banks. Workshops of banking products are organized for students and the elderly, including an introduction to electronic banking, conferences on social housing and special communities, as well as other models of sustainable development, using examples such as workers' cooperatives.

• Santander Venezuela:

The Museum of Children Foundation. This entity is based in the Museum of Children, founded 21 years ago to educate and entertain children and which is visited by more than 5,000 children a year.

The "For a country without drugs" programme is aimed at workers, families, schools and communities in order to combat the consumption, trafficking and sale of drugs, particularly to the young.

• Banco Rio, en Argentina

College Programme for Employment: this is a joint programme with the Orígenes Foundation which helps students in their last year of school to get their first job. More than 6,000 students have benefited from it so far.

The Bank also granted 100 scholarships for the children of low income families.

DEVELOPMENT COOPERATION

There were three main features of the Group's humanitarian actions and concern for the most needy in 2003.

Firstly, we continued the path of previous years, promoting projects in which employees and customers participate and strengthening the links between all participants. Secondly, we maintained in general terms the commitments already acquired as we believe that sporadic actions have little impact.

IN ADDITION TO PROJECTS INCLUDED IN THE SANTANDER UNIVERSITIES PROGRAMME, THE GROUP IS ALSO ACTIVE IN THE FIELDS OF EDUCATION, CULTURE AND THE ARTS

Thirdly, we continued to make progress in transparency and objectiveness when establishing agreements with collaborating entities. The Group in Spain began to collaborate with the Loyalty Foundation, which analyzes non-profit making entities that voluntarily submit themselves to review. The reports are made public, making the relations between donors, volunteers and non-profit making entities more transparent.

The Santander Group also collaborates with the Company and Society Foundation as a sponsor. In this capacity the Group is committed to improving its strategy and actions in the social field, to communicate it adequately and to support the Foundation's institutional activities in the business sector.

Co-participation with employees

Some of the Group's banks have been developing activities with employees and customers for several years in order to provide a specific response to particular social, cultural or environmental needs in the countries where they operate. The main programmes in 2003 were:

• Santander Central Hispano, Spain

The collaboration begun in 2002 continued with Junior Achievement whose aim is to encourage the entrepreneurial spirit among the young in a framework of responsibility and freedom.

• Banesto, Spain

The "Solidaridad x 2" campaign was launched in December 2003, under which the Bank matches the contributions of employees for certain humanitarian organizations.

• Santander Banespa, Brazil

Santander Banespa's employees are involved with various humanitarian associations which they themselves established, such as ABAS and APABEX. Of note is the Volunteer of the Year award which recognises those employees who have done the most for the community where they live.



• Santander Santiago, Chile

The "Un Techo para Chile" programme to replace shanty towns has been supported by the Bank, customers, suppliers and employees for three years. The Bank contributed EUR 270,000 in 2003 and EUR 1,030,000 was provided by employees, suppliers and customers.

Employees have also been collaborating with the Bank for 10 years in its "1+1 del Hogar de Cristo" programme. This institution looks after around 30,000 people a day through 8,000 projects.

• Santander Serfin, Mexico

The Group's employees in Mexico collaborate through voluntary donations with the "Por los Niños de México" trust, an institution which provides funds to entities that help children in the spheres of education and health.

• Santander Colombia

Employees collaborate with "Camino de la Montaña", which the Bank provided with a kitchen and a library.

• Santander Puerto Rico

Employees support programmes such as "Dale Alas a la Vida" to help the Association of Muscular Dystrophy, which collected US$30,000 in 2003, and Art Workshop for Children which fosters relations between the families of employees. More than 600 employees collaborate in the programme "To donate a book costs nothing", developed with the NGO "Fondos Unidos".

• Banco Río, Argentina

The "VoluntaRío" programme covers a series of activities ranging from the delivery of food to kitchens to recycling of paper, delivery of clothes and training courses for personal and family development.

Encouraging the co-participation of employees and customers

One of the nine corporate responsibility plans is to encourage the co-participation of employees and customers in creating a network that strengthens our links and makes our humanitarian actions more effective.

The programmes in 2003 included:

- Spain: Solidaridad x 2
  Junior Achievement
- Brazil: Volunteer of the Year Prize
- Chile: Un Techo para Chile
- Mexico: Por los Niños de México
- Puerto Rico: Dale Alas a la Vida
- Argentina: VoluntaRio Programme



Quítate un peso de encima...

Santander Serfin

...y manda a muchos niños mexicanos a la escuela



unicef


Santander Serfin
El valor de las ideas

Other programmes

The main ones in 2003 were:

• Santander Central Hispano, Spain

Doctors without Frontiers: in the fourth quarter of 2003 the Bank conducted a marketing campaign with Doctors without Frontiers for the direct deposit of salaries in its accounts, which will enable a million children to be vaccinated. This is an excellent example of solidarity by Spanish society, traditionally sensitive to the big humanitarian problems in the world.

Red Cross: a novel programme was launched in 2002 in Spain's banking sector consisting of donating EUR 100 to the Red Cross for every salary directly deposited into the Bank in Spain. A total of EUR 2 million was contributed for health, education, water and waste projects in countries such as Angola and Sierra Leone in 2003.

Important programmes aimed at preventing HIV/AIDS were also implemented. Of note were those in Costa Rica and Namibia, which focused on education and training to prevent the spread of AIDS and battle discrimination.

• Santander Banespa, Brazil

Helping to combat drug addiction: Banespa, in association with various entities, participates in efforts to rehabilitate drug addicts and produce and distribute materials to make society more aware of the problem and support the families of addicts.

A million water tanks: the aim is to install 10,000 water tanks in the semi-arid region of Brazil (more than 900,000 sq. km) in order to foster the sustainable development of this region. This project requires a lot of construction materials as local workers are responsible for building the tanks and are paid for it.

This project also stimulates local commerce, generates income and local direct employment, encourages people to stay in the region and helps to visibly improve health, hygiene and education conditions. The project is part of the federal government's Zero Hunger programme.

• Santander Serfin, Mexico

"Shed a peso you don't need": This campaign consists of incorporating a service to all the Bank's ATMs in which users, when conducting a transaction, have the option to donate a peso to various education projects developed by UNICEF.

There is also an advertising campaign on TV which explains UNICEF's educational programme in Mexico.



• Santander Colombia:

Foundation to adopt abandoned children: this foundation, supported by the Bank, takes care of children who do not have a home and encourages their adoption by families who are comfortably off. More than 12,000 children have found a new home.

• Santander Venezuela

Hogares Claret Foundation: the Bank has been collaborating for five years with this Foundation which helps to rehabilitate young drug addicts.

• Banco Río, Argentina

Sowing hope: this programme of organic kitchen gardens aims to gradually replace food assistance programmes with self-production.

The pilot programme covers skills, construction and management of kitchen gardens for 100 families and is already operating in San Carlos de Bariloche.

"Leer es Fundamental Argentina": The Reading Foundation developed for the fourth year running, together with Banco Río, a programme to encourage reading which benefited 20,000 students in 47 schools in the provinces of Córdoba and Santa Fe.

Cáritas Food Plan: the bank made available to the Banco de Alimentos Foundation the necessary resources so that it could conduct a campaign to collect funds, with advertising in public places and in the media.

This Foundation helps Caritas to distribute food to 284 entities for more than 35,000 people.

Encouraging youth employment in Latin America

This project is organized by the United Nations, the World Bank and the International Labour Organization (which also coordinates it). Launched as one of the UN's "goals of the millennium", the project, to be developed over four years, aims to encourage as of 2004 the talents and technical skills of young people so that they can get stable and quality jobs.

The Santander Group, which regards education as the pillar of its social responsibility policy and is committed to the development of society, will contribute US$125,000 a year to partly finance training programmes in four Latin American countries.

Mexico: theoretical and practical skills in new technologies and banking operations to enhance the qualifications of young people with vocational training and scant funds.

Brazil: programme to finance the academic costs of young apprentices in vocational training with scant funds.

Argentina: programme to help students in the last year of secondary education make the leap from school to a job, with workshops to strengthen finding initial employment.

Chile: training to help the young reintegrate into society and find a job through training activities and learning skills.

Economic development programmes: microcredits

The Santander Group supported the III International Microcredit Forum in Brazil, in line with its social responsibility philosophy and its support for the programmes to eradicate poverty launched by President Luiz Inazio Lula da Silva.

Microcredits play a key role in social and economic development as they enable small firms and businessmen to obtain financing, which would be difficult through the usual channels.

Microcredits are not donations, but loans for projects after a viability study is made.

The Santander Group's experience in microcredit programmes has been positive; the great majority of the credits are paid back, new entrepreneurs are created and collectives are integrated into society who might otherwise remain excluded.

Among the programmes that the Group developed are:

- Santander Central Hispano, Spain

Our policy of microcredits is aimed at integrating into society individuals or businesses who have difficulties obtaining loans via the normal channels, because they cannot produce guarantees or a record of lending. This include people over the age of 45, single parent families, the handicapped, long-term unemployed and immigrants who have their papers in order.

Santander Central Hispano is one of the large Spanish banks that has signed the agreement with the Official Credit Institute (ICO) and the ICO awarded its prize for "The most active financial entity in the management and granting of microcredits in 2003."

Under this agreement, the Bank has signed 23 cooperation agreements with Social Assistance Institutions, both state and private ones.

These institutions present the operations to banks after a viability study has been carried out; they play an important role in the success of the programme.

The most commonly financed activities are hotels and restaurants, hairdressers, messenger services, products for babies, workshops and retailing.

The Bank authorized 215 operations in 2003 amounting to EUR 4.26 million, 33% of all those in Spain under the agreement. Women received 47% of the loans.



• Santander Banefe, Chile

Banefe has been providing advice to more than 90,000 micro businesses since 1992 and has helped to create centres in all of Chile to support their development.

The main programme developed by the Bank is the National Prize for the Micro Business Woman. The third one was held in 2003.

The prize highlights the very important role that women play in an economy where 31.5% of households depend on their earnings as the main source of income.

• Banco Santander Puerto Rico:

Banco Santander Puerto Rico has the following micro credit programmes:

"Vamos a ti": an innovative programme for new entrepreneurs through seminars on financial, management and strategic skills.

It also provides specialized financial products to support the business measures of people who want to develop their own business. It benefits small traders with micro credits of between US$1,000 and US$20,000 for the development and expansion of businesses.

"Contigo Mano a Mano": Banco Santander Puerto Rico provides micro credits of US$1,500 for families that want to create or develop businesses and whose annual income is less than US$14,600.

Microcredits Programme in Brazil

Santander Banespa is participating in the programme launched by President Lula da Silva, which grants microcredits of between EUR 70 and EUR 340 without the need for the borrower to provide information on income or a guarantee. The interest rate is 2% paid monthly over 12 months.

The main programmes include "Sao Paulo Confía" and "Panadería Artesanal" and "Máquinas de Coser", aimed at giving skills and options to generate income and jobs to the poor.



SANTANDER GROUP FOUNDATIONS

The Santander Group's foundations play an important role in education and in social, cultural and environmental awareness: Santander Central Hispano Foundation, Banesto Foundation, Banco de Venezuela Santander Group Foundation and International Financial Training Centre (CIFF).

Santander Central Hispano Foundation

This Foundation continues to be a benchmark in the cultural sphere. In 2003 it paid particular attention to Sustainability and National Heritage through a programme to make society more aware of the need for a more just model of sustainable development.

The art exhibitions held in Madrid included "Masterpieces from the Lázaro Galdiano Collection", "Campomanes and his Time" and particularly "The Exaltation of the Arts" which presented the main works of the Santander Central Hispano Collection.

An exhibition of the 19th century Catalan painter Fortuny was held in the autumn in Barcelona in collaboration with the National Art Museum of Catalonia.

The Foundation stepped up its activity in humanities through debates, seminars, courses and cycles of conferences and also different publications.

As well as conferences on Science and Society and Biographies and History of the War of Independence (1808-1814), a new cycle of debates was organized in 2003 called "The Coming World" which looked at issues such as immigration, the technology revolution, multiculturalism, globalization and consumption.

The Foundation continued to publish catalogues of exhibitions and the texts of speakers. New works were added to its Key Books Collection

Two more issues of the magazine Moneda y Crédito were published and the magazine held its annual symposium, this time on economic and social policies.

In the field of scientific research, projects related to the ageing of the brain and neurodegeneration caused by stress continued to be developed by the Complutense University, and work on molecular genetics of cancer of the colon by the Puerta de Hierro University Hospital.

The Foundation began to collaborate with the Dr. Pérez Moreno Magnetoencephalography Centre on the brain in movement project.

The Foundation's important contribution to environmental issues is looked at in the next section.

Contributions by Fund (thousands of euros)

	2003	2002
Santander Central Hispano Foundation	2,863	2,400
Banesto Cultural Foundation	862	800
Banco Venezuela-Grupo Santander Foundation	269	633
CIFF Foundation	300	300

Banesto Cultural Foundation

This Foundation promotes, develops and carries out all types of cultural activities, as well as development co-operation, defence of the environment and fostering the social economy and business training.

Banco Venezuela- Grupo Santander Foundation

This Foundation has been in existence for more than 30 years and is one of the oldest private institutions in the country.

It supports non-profit institutions that are mainly involved with children from underprivileged homes, such as Las Casas Don Bosco with whom it has been working for the last five years under the programme "Raíces Humanas"; the Children's Museum, which specializes in teaching the young; Hogar Vida Nueva and Hogares Claret, institutions that work with people with drug problems. It also runs the "Dividendo Voluntario para la Comunidad" programme which uses its funds for the rebuilding of schools.

The Foundation has been a pioneer in making society much more aware of the environment through projects and training volunteers, activities described in the next section.

CIFF Foundation

The International Financial Training Centre (CIFF) was created in June 2001 by the University of Alcalá and the Santander Group to promote, strengthen and develop the knowledge and skills of people and organizations through activities such as training, consultancy and research, forums, seminars, conferences and publications.

The CIFF Foundation today has become one of Spain's main training centres for economics and finances and has gained respect in its particular field. One of its main tasks is to increase and foster business relations between Europe and Latin America, and it has become a meeting point for all those concerned.

The Foundation had 3,229 students in 2003 and it gave 201,127 hours of training at a cost of EUR 1,288,580.

Social commitment indicators

	2003	2002
Education and culture		
Number of education cooperation agreements	644	297
Number of projects in education and culture	172	156
Total investment in cultural and education projects (euros)	42,895,307	35,944,323
Social development support		
Number of social development projects	220	80
Total investment in social development projects (euros)	4,104,924	6,005,660


RONMENT

Two overriding considerations at Santander Group are optimum working conditions and care for the environment.



Santander and the environment

OUR COMMITMENT



Paper Consumption
(Thousand tonnes)
3.97
2002
3.35
2003
CO_2 emision
(Thousand tonnes)
118.34
2002
117.49
2003

MAIN ACTIONS IN 2003

OBJECTIVES 2004

Active protection and respect

We are fully committed to respect for the environment, cooperating in initiatives that foster environmental protection and involve all the Group's employees, for the benefit of all, with special emphasis on our banking activities.

Paper Consumption (in tonnes)	3,352	DIMENSION
Energy Consumption (in GJs)	838,953	
Water Consumption (in '000m^3)	1,372	
CO_2 emissions (in tonnes)	117,493	

- Measurement and control of own consumption.
- ISO 14001 Certificate for Chile headquarters.
- Development of an environmental risk control mechanism.
- Publication of enviromental policy.

- Control and reduction of own consumption.
- ISO 14001 Certificate for Santander Group City.
- Broad application of risk control tool.

THE SANTANDER GROUP'S ENVIRONMENTAL POLICY

What is the environmental policy?

It is our commitment to integrate protection and respect for the environment into the Group's strategy and management. This commitment entails both the integration of environmental criteria into business activities as well as adopting measures to protect and conserve the environment.

Whom does it affect?

The environmental policy entails a special effort by all the Group's employees in their daily activities to naturally integrate into them certain practices regarding the environment.

What are the main guidelines?

The Santander Group's Corporate Social Responsibility Strategic Plan revolves around nine specific measures with immediate effects on management. Four of them are directly related to protection of the environment and define the guidelines of our policy:

- Social responsibility training plan
- Full incorporation of environmental risk analysis to the risk management system.
- Obtaining of environmental certificates such as the ISO 14.001 for the Group's main work centres in Spain and abroad.
- Promotion of measures to reduce energy consumption and office inputs and recycling of waste.

How is the Group's environmental strategy defined?

The Board of Directors is responsible for promoting and supervising a Group Policy on the environment taking account of best international practices.

What are the goals of the Santander Group's environmental policy?

The main objectives are:

1. To reduce the impact on the environment of business activity.
2. To actively and systematically analyze the environmental impact of financing for companies and projects.
3. To give customers access to investment products based on sustainable development criteria.
4. To support projects to protect and conserve the environment.

Is there a training plan?

We are aware of how important it is to train our employees so that the goals can be achieved.

A prior training and awareness plan is vital so that the Plan's nine measures can be adopted and they have already begun to produce interesting results.

We have a three-pronged training programme which disseminates the Plan to all the Group's employees and includes, in the training measures, a section on the environment.

DIRECT IMPACT ON OUR ACTIVITY

A financial entity like the Santander Group does not have significant levels of environmental risk arising from its activities. Nonetheless, the Group measures, controls and reduces as much as it can the environmental impact of its activities.

The Group is firmly committed to respect for and protection of the environment, integrating environmental criteria into its activity. The objective is to minimize the environmental impact of its activity.

The main impact of the Group's activity is consumption of paper. In 2002 the Bank launched its 3Rs Plan (Reduce, Re-use, Recycle) in order to cut down on the consumption of paper.

In 2003 this plan reduced the consumption of paper by 9.5 tonnes and cut the sending of documents in paper form to customers by 10%. The buildings at San Luis, Barajas, Las Rozas, Castellana, Patagon and Hispamer, all in Madrid, sent every month an average of 716.58 tonnes to be recycled. This meant that 10,032 trees (more than half the total in the Retiro Park) did not have to be felled.

Consumption of recycled paper increased by 2% and by 40% in the central services buildings in Madrid.

This policy will continue in 2004, with increased use of recycled paper in offices, as well as the installation of multifunctional machines at the Santander Financial City, which will significantly reduce the consumption of paper and toners. The environment will also improve because the equipment meets the Energy Star regulations.

Banesto continued its environmental policy based on programmes and measures to improve the impact of its activity on the environment, particularly through control of those inputs that most affect the environment, such as water, electricity, paper and toners.

A system to save water and electricity was designed and is being incorporated into the different work centres. Such systems were installed in 149 offices during 2003, and are expected to cut consumption by 15%.

As regards consumption of paper and toners, the approach is twofold – in consumption and recycling. Significant advances were made in 2003, despite the higher volume of business.

The project to install multifunction printers at the Mesena Complex, where Banesto's central services are located, resulted in the removal of a large number of printers on desks, fax and photocopying machines. This project enables printing policies to be put into effect that will reduce the consumption of paper and toners in the central services by at least 30% in 2004.

Indicators of direct environmental impact

Santander Group Spain, Banesto and Portugal

	2003	2002
Paper consumption (in tonnes)	3,352	3,968
Energy consumption (in GJs)	838.953	845,616
Water consumption (in '000 m³)	1,372	1,512
CO_2 emission (in tonnes)	117,493	118,340

(1) Excluding Portugal

The key element that enables consumption of paper to be reduced is to encourage the use of technology, such as electronic banking for customers and Intranet for employees.

In Spain and Portugal, the Group also established a series of measures under the 3Rs Plan, in order to reduce consumption of paper. A saving of 15% was achieved (i.e. 616 less tonnes of paper than in 2002).

The measures include greater use of Intranet, the introduction of 10 simple pieces of advice for efficient use of paper and the integration of all customer information into a monthly statement.

Totta contracted a company to collect and recycle paper and the institutional magazine distributed to all current and retired employees was printed this year in ecological paper (100% chlorine free).

Grupo Santander Banespa in Brazil developed the *Consumption Awareness programme* in 2003, based on the 3Rs Plan, in order to encourage more efficient use of paper by employees.

A team was formed to make people more aware of the environment with measures and strategies.

Paper for printing, which has undergone no process involving alkaline and consists of 15% recycled paper and 85% reforested pine cellulose, was introduced.

The Zero Paper programme of Banco Santander Santiago in Chile is aimed at encouraging employees to save on paper and to heighten their awareness of the importance of such measures, facilitating recycling with cardboard boxes in offices to collect paper.

Steps were taken in different areas of the Bank to reduce the consumption of paper, such as greater use of e-mails and putting on Intranet a series of products.

CONSERVATION PROGRAMMES AND PUBLICATIONS

The Santander Group continued to develop programmes to conserve the environment.

Of particular note was the work of the Santander Central Hispano Foundation in Sustainability and Natural Heritage, through programmes to make society more aware of the need for a fairer model of sustainable development.



The following were organized: "The New Horizon of Sustainability" to strengthen sentiment in favour of the environment; a course on cultural and national heritage tourism at the El Escorial Summer University; a seminar on Sustainable Businesses - "Practical Experiences in Latin America" – with the Environment Foundation and the World Business Council for Sustainable Development (WBCSD); an international seminar on strategies to combat change in the climate in Spain and Latin America, in collaboration with the Institute of Environmental Sciences of the Complutense University of Madrid (IUCA); the cycle of conferences on "Energies for a Sustainable Future", with the French Institute, and the publication of two issues of Cuadernos de Sostenibilidad and Patrimonio Natural, which summarize the papers given at the Latin American Seminar of International Cooperation in Wetlands, held on November 13 and 14, 2002, and the contents of the cycle of meetings "The New Horizon of Sustainability" held in January and May.

One of the Group's most noteworthy activities was the programme in Portugal, in support of the victims of the forest fires in the summer of 2003 and to promote protection of woodlands.

This programme was also accompanied by a series of social measures to ease the economic consequences on the people who live in the areas affected by the fires.

Santander Banespa in Brazil supported the First Inter-regional Meeting of Environmental Education whose aim was to increase awareness of the need for a change in behaviour towards the environment and create citizens committed to the environment and quality of life. A Save a Tree campaign was also launched.

The environment in the Corporate Social Responsibility Plan

Three of the nine measures of the Plan are aimed at conserving the environment. The following progress was made during 2003:

- A decision-making tool for environmental risks, known as direct assessment environmental development (Vida), was developed.
- The environmental certification of the headquarters in Chile was attained and progress made for those in Mexico and Spain.
- Programmes to reduce consumption of paper were implemented in Brazil, Portugal, Chile and Spain, and projected related to the environment such as "Rebuilding the Future" in Portugal.

The Bank in Puerto Rico collaborated, for the second year running, in International Beach Cleaning Day, conducted by the non-profit institution Ocean Conservancy, of which it is a member. Banco Santander Puerto Rico spent US$30,000 on different projects related to care for, respect and maintenance of the environment.

The Banco de Venezuela Foundation was very active in environmental issues.

The main programmes were reforestation in Baruta, tree-planting, a campaign in favour of the environment, one to rescue gardens and plant palm trees.

The palm tree programme was started 10 years ago and aims to conserve those in cities and towns affected by a disease, as well as preserve green areas in Caracas.

ANALYSIS OF ENVIRONMENTAL RISKS IN LENDING

Analysis of the environmental risk of loans is one of the elements of the Corporate Social Responsibility Strategic Plan.

The System for Assessing Environmental Risks (Vida), completed at the end of 2003, is a tool to evaluate, with the degree of depth determined by the Group's policy, the environmental risk inherent in each current or potential corporate client.

The project was developed in accordance with the following features:

- Simplicity: easy to use with the information available.

- Automatic: evaluation rules and parameters that can be managed.

- Objectivity: assessments based on legal rules and internationally accepted standards.

- No interference: without affecting the relationship with customers and with several levels of depth.

- Scalability: integration into the Bank's systems and massive processing of complete portfolios.

The focus and the tool for analysis in Vida operates as follows:

1°) It first analyzes the portfolio of customers and assigns an initial level of basic risk (high, low, etc.)

2°) This level is constructed on the basis of activity and size data through information processing. The process can be done as many times as is desired.

3°) In those cases where the perceived risk level requires a deeper analysis, it is done on the basis of electronic questionnaires by sectors.

The final result enables us to give 9 ratings, with three levels within each one.

This environmental rating will be gradually integrated into the Group's rating system

It will serve, from the onset, as an additional reference for taking decisions.

This methodology gives the Santander Group an approved corporate procedure for assesing environmental risk, based on the belief that socially responsible investment is a concept that will continue to evolve and thus must be increasingly taken into account from the standpoint of risks as well as providing business opportunities.

FINANCING OF RENEWABLE ENERGY PROJECTS

The Bank has a leading position in Spain in the financing of wind-powered energy parks. Over the last five years it has committed more than EUR 330 million to 40 projects. The combined power of these parks (Mw 1,900), is equivalent to one quarter of the total energy of this type installed in Spain and will represent a saving in CO_2 emissions of 4,750,000 tonnes a year.

TRAINING

The Santander Group's Corporate Social Responsibility Plan states, as its sixth point, the need for training in social responsibility issues and thus in the environment, underscoring the importance given to this issue.

A programme in three phases has been established in order to disseminate the Plan to all employees including, among the training measures, a specific section on the environment. The courses for new employees and for skills and promotion include modules on the environment.

The training process in environmental issues began with 18 courses in Spain, attended by 312 Group employees. A key element is training the trainers so that they can give courses in the Group's banks. In Portugal 44 courses were given and in Latin America 659 people attended courses.

Environmental indicators

	2003	2002
Number of projects in favour of the environment	11	7
Total investment in projects to protect and improve the environment (euros)	668,427	20,318

A SYSTEM FOR EVALUATING ENVIRONMENTAL RISKS HAS BEEN DEVELOPED - "VIDA" - WHOSE OBJECTIVE IS TO CREATE A TOOL THAT CAN BE APPLIED TO RISK DECISIONS

Glossary

Dow Jones Sustainability Index

The Dow Jones Sustainability Index, drawn up by Dow Jones, STOXX and SAM, covers those companies already in the Dow Jones STOXX 600 Index and which also meet a series of requirements in the sphere of sustainability. The index includes 148 European stocks. Santander Central Hispano is one of the six Spanish stocks in the index.

FTSE4Good

The FTSE4Good is an index drawn up by the FTSE Group (FTSE), an independent company which creates and manages stock market indices throughout the world. It is made up of companies that are in the four large FTSE indices and which also fulfil a series of environmental requirements, dialogue with stakeholders and respect for human rights.

Global Compact

United Nations initiative to protect human rights and to promote compliance with international standards on labour conditions and environment protection.

Global Reporting Initiative

Global Reporting Initiative (GRI) is an independent organization founded in 1997 to draw up guidelines to be applied voluntarily by all kinds of entities (companies, foundations, governmental and non-governmental organizations) which review the economic, social and environmental scope of their activities, products and services. GRI is the official collaborator of the UN's Environmental Programme and of the Global Compact prepared by Kofi Annan, the UN's Secretary General.

ISO 9001

This is an international scheme which specifies the requirements for a system of management of quality when a company:

- needs to demonstrate its capacity to provide on a coherent basis products that satisfy customers' requirements and the applicable regulations.

- aspires to increase customer satisfaction through continuous improvement and ensuring conformity with customers' requirements and the applicable regulations.

ISO 14001

This is an international system which specifies the requirements that a system of environmental management must fulfil and which enables the company to better manage the environmental effects of its business activity, meet the legal requirements and help to achieve environmental objectives.

Quality

A series of actions to attain customer satisfaction and increase their loyalty, on the basis of criteria of economic efficiency.

Renewable Energy

Energy obtained from alternative sources, less polluting, and non perishable. Among others it would include the energy obtained from wind, water or the sun.

Stakeholders

This term embraces all those third parties, be they individuals, entities or collectives, who are directly or indirectly affected by a company's activities, its products or services (customers, shareholders, employees suppliers, society, among others).

Sustainability

The economic activity that satisfies present needs without affecting the capacity of future generations to do the same.

Auditor's opinion - GRI Indicators

Deloitte.

REPORT ON AGREED-UPON PROCEDURES FOR THE INDEPENDENT VERIFICATION OF THE INDICATORS OF THE *GRUPO SANTANDER 2003 CORPORATE SOCIAL RESPONSIBILITY REPORT*

To Management of Grupo Santander:

We have performed the procedures agreed upon with you which are listed below, regarding the indicators of the Grupo Santander 2003 *Corporate Social Responsibility Report*. The preparation of this report is the sole responsibility of the Technical Secretariat, Institutional Relations and Corporate Social Responsibility Area. Our work was conducted in accordance with the 2002 Sustainability Reporting Guidelines of the Global Reporting Initiative (GRI) and with the generally accepted professional standards in Spain relating to agreed-upon procedures.

The procedures performed were as follows:

- Interviews with Grupo Santander personnel to obtain their impressions on the Group's Social Responsibility Model and to gather the information required for verification.
- Analysis of the adaptation of the contents and structure of the Corporate Social Responsibility Report to GRI principles and standards.
- Check that the indicators established cover the aspects recommended by the GRI standard and ensure the relevance of the information shown regarding the situation of Grupo Santander.
- Review, on a test basis, of the calculation of the quantitative indicators, of the aspects relating to the qualitative indicators included in the report, and of the adequate compilation thereof based on the data supplied by the Group's information sources.

The review of the indicators focused solely on those included by Grupo Santander in its 2003 Corporate Social Responsibility Report.

The table attached to this report includes a list of the 53 indicators analyzed, showing both the GRI nomenclature and that used by Grupo Santander, and a description of the type of verification performed. For this purpose, verifications were defined as partial when they were performed only on data from one particular country or activity.

As a result of the application of the agreed-upon procedures described above, our findings are as follows:

- The structure and contents of the Grupo Santander Corporate Social Responsibility Report comply with the principles and directives of the GRI standard. However, due to the particular features of the financial business and the Group's specific information systems, it was necessary to adapt the GRI indicators, as can be seen in the attached table.
- Generally, when information was not available for all the countries or for all the activities carried on by the Group, this was indicated in the section of the report describing the related indicator.

The scope of the agreed-upon procedures applied was limited to the verification of the aforementioned indicators for 2003. If we had performed additional procedures, other matters might have come to light that would have been reported.

Madrid, March 29, 2004

Deloitte & Touche España S.L.

Helena Redondo



	Indicators verified per GRI nomenclature		Indicators verified per Santander Group nomenclature	Verification by Deloitte	Verification process performed	Pages
Economic performance indicators	EC-1	Net sales	Net operating income	R	In accordance with the data included in the audited 2003 financial statements.	6
	EC-2	Geographic breakdown of markets	Main markets by geographic area	R	In accordance with the data included in the audited 2003 financial statements.	7,27
	EC-4	Percentage of contracts that were paid in accordance with agreed terms	Percentage of contracts paid in the conditions agreed	R	In accordance with the Statement by the Head of the Purchasing Department.	69
	EC-6	Distributions to providers of capital broken down by interest on debt and borrowings, and dividends on all classes of shares, with any arrears of preferred dividends to be disclosed	Payments to suppliers of capital	R	In accordance with the data included in the audited 2003 financial statements.	6
	EC-7	Increase/ decrease in retained earnings at end of period	Increase/reduction in reserves at the end of the period	R	In accordance with the data included in the audited 2003 financial statements.	6
	EC-10	Donations to community, civil society, and other groups broken down in terms of cash and in-kind donations per type of group	Donations to the community, civil society	R	Review, on a test basis, of the payments made and of the supporting documentation of the donations. In accordance with the data included in the audited 2003 financial statements.	72-87
	EC-11	Supplier breakdown by organisation and country	Detail of suppliers that represent more than 10% of total purchases and countries where total purchases exceed 5% of GDP	R	In accordance with the Statement by the Head of the Purchasing Department.	68
	EC-12	Total spent on non-core business infrastructure development	Investment in infrastructure not related to activity	R	In situ checking of the percentage of completion of daycare center, shopping mall, sports center and other facilities at the Santander Group Financial City at Boadilla del Monte.	60
Social performance indicators: employment practices	LA-1	Breakdown of workforce, where possible, by region/ country, status, employment type, and by employment contract	Structure of employees	R	Check of the adequate compilation of the data generated by the Group's Human Resources information systems.	51,53,54
	LA-2	Net employment creation and average turnover segmented by region/ country	Net creation of employment and average turnover of staff by country	R	Check of the adequate compilation of the data generated by the Group's Human Resources information systems.	6,53
	LA-3	Percentage of employees represented by independent trade union organisations or other bona fide employee representatives broken down geographically OR percentage of employees covered by collective bargaining agreements broken down by region/ country	Percentage of employees covered by collective agreements, by countries	P	In accordance with the information included in the Annual Report of the Human Resources - Personnel Technical Secretariat for the case of Spain.	62
	LA-4	Policy and procedures involving information, consultation, and negotiation with employees over changes in the reporting organisation's operations	Current policy and procedures at the Bank to inform, consult and negotiate profound changes in the organization	R	Checking that the Chairman's letter was sent to all employees and subsequent handling of the replies.	52
	LA-5	Practices on recording and notification of occupational accidents and diseases, and how they relate to the ILO Code of Practice on Recording and Notification of Occupational Accidents and Diseases	Practices on the registry and notification of accidents at work and illnesses	P	In accordance with the official data of the Group's Summary Occupational Accident Report for Spain.	58
	LA-6	Description of formal joint health and safety committees comprising management and worker representatives and proportion of workforce covered by any such committees	Joint management and employee committees on health and security at work	P	In accordance with the official data of the 2002 Occupational Risk Prevention Annual Report for Spain.	58,62
	LA-7	Standard injury, lost day, and absentee rates and number of work-related fatalities (including subcontracted workers).	Ratios of accidents, days lost, absenteeism and deaths	R	In accordance with the information in the official statistics of the Group's Human Resources - Personnel Technical Secretariat.	58
	LA-8	Description of policies or programmes (for the workplace and beyond) on HIV /AIDS	Programmes, within and outside work, against Aids	P	Checking the documentation relating to the programs performed in Brazil in this connection.	59
	LA-9	Average hours of training per year per employee by category of employee	Average number of tours on training a year and by professional category	R	In accordance with the human capital indicators prepared by the Training and Development Management section of the Human Resources Area with the data generated by the Group's information systems.	55-57
	LA-10	Description of equal opportunity policies or programmes, as well as monitoring systems to ensure compliance and results of monitoring	Equality of opportunities policy	R	Check of the accession letters to the Global Agreement and recognition of the Institute of Women's Affairs.	61

Indicators verified per GRI nomenclature		Indicators verified per Santander Group nomenclature	Verification by Deloitte	Verification process performed	Pages
LA-11	Composition of senior management and corporate governance bodies (including the board of directors), including female/ male ratio and other indicators of diversity as culturally appropriate	Composition of senior management and of the governingbodies (ratio men/women and national and cultural diversity)	P	Checking the composition of the Board with the Santander Group 2003 Annual Report.	12-13
LA-12	Employee benefits beyond those legally mandated	Labour advantages beyond those legally established	R	In situ checking of the percentage of completion of daycare center, shopping mall, sports center and other facilities at the Santander Group Financial City at Boadilla del Monte.	60
				Checking the employee benefits available to all the Group's employees.	59
				Meetings with the Heads of the Shared Services Center for Group employees to check the proper functioning of the center.	59
LA-15	Description of formal agreements with trade unions or other bona fide employee representatives covering health and safety at work and proportion of the workforce covered by any such agreements	Agreements with trade unions and labour organizations on health and security at work	P	Check of the agreement on computer screens entered into with the labor unions in Spain.	58
LA-16	Description of programmes to support the continued employability of employees and to manage career endings	Training programmes for the continuation of employees and collaboration as they reach the end of their career	R	Verification of the collective labor agreement on early retirements dated July 17, 2003.	62
				Check of the existence and functioning of the in-house job placement office for employment opportunities within the Group.	55
LA-17	Specific policies and programmes for skills management or for lifelong learning	Policies and programmes to manage training and apprenticeship	R	Check of the content of the Training Policy and 2003 Training and Development Guide.	55-57
HR-1	Description of policies, guidelines, corporate structure, and procedures to deal with all aspects of human rights relevant to operations, including monitoring mechanisms and results	Policies, guidelines, corporate structure and procedures for all aspects of human rights regarding banking activity	R	Check of accession to the Global Agreement.	10-11 ,53-54
				In accordance with the content of the Santander Group CSR Strategic Plan in relation to human rights.	10-11 ,53-54
HR-2	Evidence of consideration of human rights impacts as part of investment and procurement decisions, including selection of suppliers / contractors	Evidence that the impact of human rights is taken into account when making investment and supply decisions, including the selection of suppliers	R	Check of accession to the Global Agreement and checking the actions performed to encourage the Group's suppliers to join.	69
HR-3	Description of policies and procedures to evaluate and address human rights performance within the suppply chain and contractors, including monitoring systems and results of monitoring	Policies and procedures to evaluate the respect for human rights in the chain of suppliers	R	Check of accession to the Global Agreement and check of the actions performed to encourage the Group's suppliers to join.	69
HR-4	Description of global policy and procedures /programmes preventing all forms of discrimination in operations, including monitoring systems and results of monitoring	Policies and procedures to avoid discrimination at work	R	Check of the accession letters to the Global Agreement and recognition of the Institute of Women's Affairs.	53-54,61
HR-5	Description of freedom of association policy and extent to which this policy is universally applied independent of local laws, as well as description of procedures /programmes to address this issue	Policy of freedom of association and the degree to which this is universally applied beyond local regulations	R	Check of accession to the Global Agreement.	53-54,62
HR-6	Description of policy excluding child labour	Policy not to employ child labour	R	Check of accession to the Global Agreement and ratification of these policies by the Group's heads in Bolivia and Colombia.	53-54
HR-7	Description of policy to prevent forced and compulsory labour	Policy to prevent forced labour	R	Check of accession to the Global Agreement and ratification of these policies by the Group's heads in Bolivia and Colombia.	53-54
HR-8	Employee training on policies and practices concerning all aspects of human rights relevant to operations	Training of employees on policies and practices regarding banking activity	R	Checking the CSR training given to the Group's employees as part of the CSR Strategic Plan.	55
HR-9	Description of appeal practices, including, but not limited to, human rights issues	Practices for resources and complaints, including but not limited to problems of human rights	R	Checking the attention given to this type of complaints by the Group's Customer Service Area, based on an analysis of the procedure and the statistics generated.	31-32

Social performance indicators: employment practices

Category	Indicators verified per GRI nomenclature		Indicators verified per Santander Group nomenclature	Verification by Deloitte	Verification process performed	Pages
	HR-10	Description of non-retaliation policy and effective, confidential employee grievance system (including, but not limited to, its impact on human rights)	"Policy of no reprisals and an effective and confidential system for employees' complaints	R	Checking that the Chairman's letter was sent to all employees and subsequent handling of the replies.	52
	HR-11	Human rights training for security personnel	Training in human rights for security personnel	R	Check of the required data on training and the requirements on security in this connection.	69
	HR-12	Description of policies, guidelines, and procedures to address the needs of indigenous people	Policies, guidelines and procedures for the needs of indigenous communities	R	Check of accession to the Global Agreement.	53
	HR-13	Description of jointly managed community grievance mechanisms / authority	Mixed bank/community mechanisms to tend to the complaints of the local community	R	Checking the attention given to complaints from regulators (national central banks and stock market governing bodies) by the Group's Customer Service Area.	31-32
	HR-14	Share of operating revenues from the area of operations that are redistributed to local communities	Percentage of revenue redistributed in local communities in the zone where it is generated	R	Review, on a test basis, of the payments made and of the supporting documentation of the donations.	72-87
Social performance indicators: Society	SO-1	Description of policies to manage impacts on communities in areas affected by activities, as well as description of procedures / programmes to address this issue, including monitoring systems and results of monitoring	Policy to manage the impact of banking activities on areas affected by activities	P	Checking of the requirements of the VIDA Program applied to the valuation of environmental risks relating to granting of loans.	96
	SO-2	Description of the policy, procedures/ management systems, and compliance mechanisms for organisations and employees addressing bribery and corruption	Policy, procedures and mechanisms for the bank and employees to avoid corruption	R	Analysis of the Group's Code of Conduct and of the obligation to apply it through the Group General Secretary's Office.	16-17
	SO-3	Description of the policy, procedures/ management systems, and compliance mechanisms for managing political lobbying and contrubutions	Policy, procedures and mechanisms for the bank and its employees to monitor political lobbies and donations to political parties	R	Analysis of the Group's Code of Conduct and of the obligation to apply it through the Group General Secretary's Office.	16-17
	SO-4	Awards received relevant to social, ethical, and environmental performance	Prizes received for social, ethical and environmental behaviour	R	Checking the information published by the various entities from which the Group received awards to determine whether they were for social, environmental or ethical performance.	31
Social performance indicators: product responsibility	PR-2	Description of policy, procedures/ management systems, and compliance mechanisms related to product information and labelling	Policies, procedures and mechanisms to manage and fulfil information and description of products	R	Checking, for a sample of Group branches, the Group's regulations in relation to declarations of types of transactions, interest rates and expenses and stock markets and of the awareness thereof.	34-35
	PR-3	Description of policy, procedures/ management systems, and compliance mechanisms for consumer privacy	Policies, procedures and mechanisms to manage and fulfil the protection of the privacy of customers	R	Verification of in-house circulars in this respect. Cheking through the SCH Code of Conduct of July 2003	32-33
	PR-8	Description of policy, procedures/ management systems, and compliance mechanisms related to customer satisfaction, including results of surveys measuring customer satisfaction	Policies, procedures and mechanisms of management and fulfilment of customer satisfaction	R	In accordance of the data with the Customer Satisfaction surveys prepared by Group Quality Management.	31-33
	PR-9	Description of policies, procedures/ management systems, and compliance mechanisms for adherence to standards and voluntary codes related to advertising	Policies, procedures and mechanisms of management and fulfilment of adherence to voluntary codes of publicity	R	Check of the current Ethical Codes of Practice for the Communication and Marketing Area.	35
	PR-11	Number of substantiated complaints regarding breaches of consumer privacy	Number of complaints regarding privacy	R	Checking the data against the customer service statistics.	32-33

Indicators verified per GRI nomenclature			Indicators verified per Santander Group nomenclature	Verification by Deloitte	Verification process performed	Pages
Environmental performance indicators	EN-1	Total materials use other than water, by type	Materials used except water	P	Check of the use of paper through the Group's request applications: TPX, VERNE, RETO and Aquanima per statistics from the Purchasing and Costs Area in Spain.	91,93-94
	EN-3	Direct energy use segmented by primary source	Energy consumption	P	Check of data based on statistics from the Purchasing and Costs Area in Spain.	91,93
	EN-5	Total water use	Water consumption	P	Check of data based on statistics from the Purchasing and Costs Area in Spain.	91,93
	EN-8	Greenhouse gas emissions	Emissions of green house effect gas	P	Checkof data based on statistics from the Purchasing and Costs Area in Spain.	91,93
	EN-17	Initiatives to use renewable energy sources and to increase energy efficiency	Measures to use renewable energy or increase the efficiency of energy use	R	In accordance of the data on investments in renewable energy sources based on information provided by *Santander Investment*.	97
	EN-33	Performance of suppliers relative to environmental components of programmes and procedures described in response to Governance *Structure and Management Systems* section	Performance of suppliers in environmental matters	R	Checking the actions performed to encourage the Group's suppliers to join the Global Agreement.	67-69
	EN-35	Total environmental expenditures by type	Investment in the environment	R	Checking the investment calculation tools used based on the data and statistics available at Group level.	97

R Verification of a qualitative indicator
R Verification of a quantitative indicator
P Partial verification of a qualitative indicator (country or activity)
P Partial verification of a quantitative indicator (country or activity)

Survey of the 2002 CSR Report

The Santander Group conducted a survey among universities, institutes, foundations and organizations on its corporate social responsibility policy and the way it was given expression in the Annual Report on Corporate Social Responsibility 2002

The results are shown below, on the basis of replies from more than 20% of those surveyed.

1- Assessment of the move to publish a CSR Report:

• Very positive	60%
• Quite positive	31%
• Not very positive	9%

2- Opinion of the CSR Report:

• Very good	42%
• Good	56%
• Regular to good	2%

3- Assessment of the Santander Group's activities in the CSR sphere:

• Very positive	42%
• Quite positive	51%
• Slightly	7%

4- Fulfilment of the information expectations of the 2002 CSR Report:

• Expectations met	86%
• Expectations not met	7%
• Did not answer	7%

5- Consideration of whether the Group's CSR policy helps to improve its image:

• Helps	98%
• Do not know	2%

6- Comments and suggestions:

• Yes	60%
• No	40%

Literal comments

It is an excellent move
Technically, in lay-out and creativity of tables and charts, the report is in the corporate communication line which the bank established after the merger: OPTMUM, BALANCED, CLEAN.
As for the contents, we believe it is positive to show the social investments made by the Bank and which before were only associated with very specific entities in the financial sector: savings banks, foundations, etc.
It would be a good idea in this area to produce a White Book which sets out the Bank's activities for the new few years.
Greater involvement in the financing of NGO projects through, for example, the Group's foundations as well as reserving 2% of jobs for handicapped people or fulfilment of alternative measures.
As a first step it is a magnificent idea. I wish you luck.
It is a great bank: enterprising.
One always has to do more.
I believe, in this case, that as well as the move in itself, the example set is very important.
I think it is an excellent project: we are all part of society and each one of us has to look after it in our sphere.
Introduce CSR in the core-business: investments in what activities, which sectors benefit, etc. Complete the list of indicators.
Leadership in CSR (Vision of the Future, ËBSCH as a model)
In the second annual report it would be useful to identify the indicators in the text and not only at the end of the report. This would enable the reader to better follow what is happening.
The report suffers, to some extent, from a lack of material.
We view the collaboration policy between the Santander Group and its suppliers as very positive.
All the support provided to social and environmental projects as well as the interest that we see in giving the group human and technical resources makes it a strong and dynamic company with a guaranteed future.
It would be a good idea to call a competition with clear instructions so that everyone has the same opportunities.
As well as a sign of modernity, corporate social responsibility is a commitment to society.
For this reason I believe the move is excellent.
It is a very full document which sets out the Santander Group's commitment to society.
1- The report could include monitoring of the projects carried out in prior years, as well as an assessment of sustainability (continuation and survival over time).
2- Not all the measures included in the report can be considered as specific ones in the sphere of CSR. For example, the financial services on page 55.
3- It is the most complete report of its sector. As well as following international recommendations for such reports, it includes a lot of corporate information.
As suppliers for 40 years we congratulate you on the report and the results obtained, and remain at your disposal.
The most noteworthy thing about the report are the combinations in the commitments acquired, which range from the purely internal (working conditions, transparency of customer information) to the external (training plans, collaboration in resolving environmental problems and above all commitments to the underprivileged).

This report has been printed on ecology-friendly paper and has been produced in an environmentally friendly way

Design: _nuevacocina_diseño y comunicación.

Photographs: Grupo Santander files, Javier Vázquez and Fernando López.

Printing: Litofinter, S.A.

Depósito Legal: M-16.013-2004

Feed-back

General impression of this report

☐ No interest ☐ Some interest ☐ Interesting ☐ Very interesting

Did it help you to understand the nature and spirit of the Santander Group's actions in social responsibility?

☐ Almost nothing ☐ Little ☐ Quite a lot ☐ A lot

	Insufficient	Can be improved	Sufficient
Vision and values	☐	☐	☐
Chairman's statement	☐	☐	☐
Group profile	☐	☐	☐
The Santander brand	☐	☐	☐
Corporate governance	☐	☐	☐
Multiple commitment / CSR	☐	☐	☐
Santander and its customers	☐	☐	☐
Santander and its shareholders	☐	☐	☐
Santander and its employees	☐	☐	☐
Santander and its suppliers	☐	☐	☐
Santander and its social environment	☐	☐	☐
Santander and the environment	☐	☐	☐

I believe the data provided by the Santander Group is:	Important	Not so important
General figures	☐	☐
Shareholder composition	☐	☐
Assessment of the quality of customer service	☐	☐
Handling of complaints	☐	☐
Corporate governance	☐	☐
Shareholders' area	☐	☐
Human resources	☐	☐
Relation with suppliers	☐	☐
Investment in humanitarian actions	☐	☐
Relations with the environment	☐	☐

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant had duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCO SANTANDER CENTRAL HISPANO, S.A.

By:

Name: José Antonio Alvarez

Title: Executive Vice President

Date: May 13, 2004